Exhibit 99.1

OSSEN INNOVATION CO., LTD.
518 Shangcheng Road, Floor 17
Shanghai 200120
People’s Republic of China

Dear Ossen Innovation Co., Ltd. Shareholders:

You are cordially invited to attend the special meeting of shareholders of Ossen Innovation Co., Ltd., which we refer to as “we,” “us,” “our,” “Ossen” or the “Company,” on Tuesday, September 5, 2017, at 10:00 a.m., Eastern time, at the offices of Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, 11th Floor, New York, New York 10105. This proxy statement is dated August 1, 2017, and is first being made available to shareholders of the Company on or about August 1, 2017.

At the special meeting, our shareholders will be asked to consider and vote upon two proposals, which we refer to as the “Acquisition Proposal” and the “Spin-Off Proposal.” We are asking you to approve the Acquisition Proposal, by approving a share exchange agreement, dated July 19, 2017, as amended (the “Exchange Agreement”), providing for the acquisition (the “Acquisition”) by the Company of all of the issued and outstanding equity interests in America-Asia Diabetes Research Foundation (“AADRF”), a California corporation, from the shareholders of AADRF (“Sellers”), in exchange for 81,243,000 of our ordinary shares (“Exchange Shares”).

An aggregate of 28,095,454 of such Exchange Shares will be deposited in escrow at the closing of the Acquisition (which is also referred to herein as the closing), including (i) 24,372,900 of such Exchange Shares (“Earn-Out Shares”) subject to forfeiture back to us (along with dividends and other earnings otherwise payable with respect to such Earn-Out Shares) in the event that the post-combination company fails after the closing to obtain aggregated consolidated revenue from the operations of Ossen, AADRF and their respective subsidiaries (including subsidiaries acquired by Ossen, AADRF or their respective subsidiaries following the closing of the Acquisition and the Spin-Off)  (as reported in the audited financial statements included in our annual report on Form 20-F) of $6,470,588, assuming a RMB:USD exchange rate of 6.8:1, in 2017, and (ii) an additional 3,722,554 of such Exchange Shares (the “Indemnification Shares” and, collectively with the Earn-Out Shares, the “Escrow Shares”) subject to forfeiture back to us (along with dividends and other earnings otherwise payable with respect to such Indemnification Shares) in the event that the Ossen Representative successfully brings an indemnification claim under the Exchange Agreement on behalf of our shareholders.

AADRF indirectly owns 90.27% of the equity interests of San Meditech (Huzhou) Co., Ltd. (“San Meditech”), a China-based medical device company engaged in the research, development and marketing of glucose control products. A copy of the Exchange Agreement is attached to the accompanying proxy statement as Annex A and the first amendment thereto is attached as Annex G.

In addition, we are asking you to approve the Spin-Off Proposal, by approving a share purchase agreement, dated July 19, 2017 (the “Purchase Agreement”) and related transactions providing for the sale by us of our existing business and operations to Elegant Kindness Limited, an affiliate of our Chairman, Dr. Liang Tang, in exchange for the cancellation of all of Dr. Tang’s ownership interests (11,850,000 ordinary shares, representing a 59.9% interest prior to the Acquisition and the Spin-Off) in the Company (the “Spin-Off”), so that our only business upon completion of the Acquisition and the Spin-Off will be that of AADRF and its subsidiaries. We will receive no cash consideration in connection with the Spin-Off. A copy of the Purchase Agreement is attached to the accompanying proxy statement as Annex B.

It is anticipated that, following completion of the Acquisition and Spin-Off, Ossen’s existing shareholders (excluding Dr. Tang) will retain an ownership interest of approximately 8.9% of the Company (or approximately 12.25% in the event that the Earn-Out Shares are forfeited), current members of Ossen management or affiliates of Ossen (excluding Dr. Tang) will own approximately 1.35% (or approximately 1.85% in the event that the Earn-Out Shares are forfeited), and Sellers will own approximately 91.1%, of the outstanding equity of the Company (or approximately 89.75% in the event that the Earn-Out Shares are forfeited). These percentages are based on the assumption that Ossen will not issue any additional ordinary shares.

Our shareholders will also be asked to consider and vote upon the following proposals:

(a)

to approve and adopt an amendment and restatement of the Company’s memorandum and articles of association, as set out in the draft amended and restated version of our memorandum and articles of association (appended to the accompanying proxy statement as Annex C (the “Amended Charter”), to: (i) change the Company’s name from “Ossen Innovation Co., Ltd.” to “San Meditech Holdings Ltd.” (the “Name Change”), (ii) increase the maximum number of shares authorized to be issued by the Company from 100,000,000 to 150,000,000 shares; (iii) automatically exchange the ordinary shares held prior to the Acquisition and Spin-Off for a newly designated Class A ordinary shares, each of which will be entitled to one vote per share and (iv) designate a new series of Class B ordinary shares to be issued to certain of the Sellers, each Class B share to be entitled to ten votes per share (the “Dual Class Structure”); and

(b)	to approve the adoption of the San Meditech 2017 Equity Incentive Plan, a copy of which is attached to the accompanying proxy statement as Annex D, which we refer to as the “Incentive Plan Proposal”.

Each of these proposals is more fully described in the accompanying proxy statement, which each shareholder is encouraged to review carefully.

Our American Depositary Shares (“ADS’s”) are currently listed on The NASDAQ Capital Market (“Nasdaq”) under the symbol “OSN.” We intend to apply for the continued listing of our ADS’s on Nasdaq under the symbol “SMDT,” effective upon the closing of the Acquisition and the Spin-Off. In connection with the closing of the Acquisition and the Spin-Off, we intend to effect a ratio change for our American Depositary Receipt (“ADR”) program, such that, immediately after such closings, the number of the Company's ordinary shares represented by each ADS will change from three (3) ordinary shares to such number of ordinary shares needed for us to comply with Nasdaq’s initial listing standards.

We are providing the accompanying proxy statement and the accompanying proxy card to our shareholders, ADS holders in connection with the solicitation of proxies to be voted at the special meeting and at any adjournments or postponements of the special meeting. Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business in the British Virgin Islands on August 17, 2017 (the “Record Date”) are cordially invited to attend the meeting in person as well as any adjourned or postponed meeting thereof.  Holders of the Company’s ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program (the “Depositary”). Holders of ADSs will not be able to attend the special meeting unless they convert their ADSs into ordinary shares and become registered in the Company's register of members as the holders of ordinary shares prior to the close of business in the British Virgin Islands on August 22, 2017. Whether or not you plan to attend the special meeting, we urge you to read the accompanying proxy statement carefully. Please pay particular attention to the section entitled “Risk Factors”.

A special committee of the board of directors of the Company, composed solely of directors unrelated to the management of the Company, AADRF, San Meditech or the Sellers, negotiated, reviewed and considered the terms and conditions of the Exchange Agreement, the Purchase Agreement and the transactions contemplated therein, including the Acquisition and the Spin-Off. The special committee unanimously (a) determined that the Exchange Agreement, the Purchase Agreement and the transactions contemplated therein, including the Acquisition and the Spin-Off, are advisable and fair to the Company and the Company’s unaffiliated shareholders and unaffiliated ADS holders, (b) approved and recommended that the board of directors of the Company approve the Exchange Agreement, the Purchase Agreement and the transactions contemplated therein, including the Acquisition and the Spin-Off, (c) recommended that the board of directors of the Company submit the Exchange Agreement and the Purchase Agreement to the shareholders and ADS holders of the Company for approval and authorization at a meeting of the shareholders of the Company, and (d) recommended that the shareholders of the Company vote for the approval and authorization of the Exchange Agreement, the Purchase Agreement and the transactions contemplated therein, including the Acquisition and the Spin-Off.

On July 19, 2017, the board of directors of the Company, after carefully considering all relevant factors, including the unanimous determination and recommendation of the special committee of the board of directors and review of the fairness opinion of Highline Research Advisors, unanimously: (a) determined that the transactions contemplated by the Exchange Agreement and the Purchase Agreement, including the Acquisition and the Spin-Off, on the terms and subject to the condition set forth in the Exchange Agreement and the Purchase Agreement, are fair to the Company and the Company’s unaffiliated shareholders and unaffiliated ADS holders, (b) approved the Exchange Agreement, the Purchase Agreement and the transactions contemplated therein, including the Acquisition and the Spin-Off, (c) directed that the Exchange Agreement and the Purchase Agreement be submitted to the shareholders and the ADS holders of the Company for approval and authorization at a meeting of the shareholders of the Company and (d) recommended that the shareholders of the Company vote for the approval and authorization of the Exchange Agreement, the Purchase Agreement and the transactions contemplated therein, including the Acquisition and the Spin-Off.

After careful consideration, and upon the unanimous recommendation of the special committee of the board of directors and having reviewed the fairness opinion of Highline Research Advisors, our board of directors has unanimously approved the Exchange Agreement and the Purchase Agreement and recommends that our shareholders vote FOR adoption and approval of the Acquisition, vote FOR adoption and approval of the Spin-Off, and vote FOR all other proposals presented to our shareholders in the accompanying proxy statement. When you consider the board recommendation of these proposals, you should keep in mind that certain of our directors and officers have interests in the Acquisition and the Spin-off that may conflict with your interests as a shareholder. See the sections entitled “The Acquisition Proposal — Certain Interests of Ossen’s Directors and Officers and Others in the Acquisition” and “The Spin-Off Proposal — Certain Interests of Ossen’s Directors and Officers and Others in the Spin-Off.”

Approval of the Acquisition Proposal, the Spin-Off Proposal and the Incentive Plan Proposal requires the affirmative vote of a majority of the shares held by disinterested shareholders as of the record date. The Charter Amendment Proposal, including the re-designation of Class A ordinary shares and the issuance of Class A ordinary shares and Class B ordinary shares, requires the affirmative vote of 75% of the votes cast by disinterested shareholders present in person or represented by proxy at the special meeting. The boards of directors of Ossen and AADRF, and the shareholders of AADRF, have already unanimously approved the Acquisition.

Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting. Holders of our ADS’s who wish to exercise their voting rights for the underlying ordinary shares must act through the Depositary. A failure to vote your shares will have no effect on the Charter Amendment Proposal and will count as a vote against the other proposals to be considered at the special meeting of shareholders. The transactions contemplated by the Exchange Agreement and Purchase Agreement will be consummated only if each of the Acquisition Proposal and the Spin-Off Proposal are approved at the special meeting.

If you are a holder of ordinary shares and you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals described in the accompanying proxy statement. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, or you are an ADS holder and fail to instruct the Depository how to vote, and do not attend the special meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting. If a quorum is present, such failure will have no effect on the Charter Amendment Proposal and will have the effect of a vote against all other proposals. If you are a shareholder of record and you attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

As the record holder of the ordinary shares represented by ADSs, the Depositary will endeavor to vote (or will endeavor to cause the vote of) the ordinary shares it holds on deposit at the special meeting in accordance with the voting instructions timely received from holders of ADSs on August 31, 2017. The Depositary must receive such instructions no later than 12:00 p.m. (New York City Time) on August 31, 2017. The Depositary will not itself exercise any voting discretion in respect of any ADSs.

Holders of ADSs will not be able to attend the special meeting unless they convert their ADSs into ordinary shares and become registered in the Company's register of members as the holders of ordinary shares prior to the close of business in the British Virgin Islands on August 17, 2017 (the “Record Date”). ADS holders who wish to convert their ADSs into ordinary shares need to make arrangements to deliver the ADSs to the Depositary for cancellation before the close of business on August 17, 2017 together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of the ordinary shares), (b) payment of the ADS cancellation fees ($0.05 per ADS to be cancelled) and any applicable taxes, and (c) a certification that the ADS holder either (i) held the ADSs as of August 3, 2017 and has not given, and will not give, voting instructions to the Depositary as to the ADSs being converted, or has given voting instructions to the Depositary as to the ADSs being converted but undertakes not to vote the corresponding ordinary shares at the special meeting, or (ii) did not hold the ADSs as of August 3, 2017 and undertakes not to vote the corresponding ordinary shares at the special meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to convert the ADSs on your behalf. Upon conversion of the ADSs, the Depositary will arrange to transfer registration of the ordinary shares to the former ADS holder (or a person designated by the former ADS holder). If after the registration of ordinary shares in your name you wish to receive a certificate evidencing the ordinary shares registered in your name, you will need to request the registrar of the ordinary shares to issue and mail a certificate to your attention. The Company's ordinary shares are not listed and cannot be traded on any stock exchange other than the NASDAQ Capital Market, and in such case only in the form of ADSs. As a result, if you have converted your ADSs to attend the special meeting and the Acquisition and the Spin-Off are not completed and you wish to be able to sell your ordinary shares on a stock exchange, you would need to deposit your ordinary shares into the Company's ADR program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the ADS deposit agreement, including, among other things, payment of relevant fees of the Depositary for the issuance of ADSs ($0.05 per ADS issued) and any applicable stock transfer taxes (if any) and related charges pursuant to the ADS deposit agreement.

On behalf of our board of directors, I thank you for your support and look forward to the successful completion of the Acquisition and Spin-Off.

August 1, 2017	Sincerely,

/s/ Wei Hua
Wei Hua Chief Executive Officer and Chief Financial Officer

This proxy statement is dated August 1, 2017, and is first being made available to shareholders of the Company on or about August 1, 2017.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE ACQUISITION, SPIN-OFF OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE HEREIN. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

OSSEN INNOVATION CO., LTD.
518 Shangcheng Road, Floor 17
Shanghai 200120
People’s Republic of China

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

OF OSSEN INNOVATION CO., LTD.

To Be Held on September 5, 2017

To the Shareholders of Ossen Innovation Co., Ltd.:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the “special meeting”) of Ossen Innovation Co., Ltd., a British Virgin Islands company (“we,” “us,” “our,” “Ossen” or the “Company”), will be held on Tuesday, September 5, 2017, at 10:00 a.m., Eastern time, at the offices of Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, 11th Floor, New York, New York 10105. You are cordially invited to attend the special meeting for the following purposes:

(1) The Acquisition Proposal —to approve a share exchange agreement, as amended (the “Exchange Agreement”) and related transactions providing for the acquisition (the “Acquisition”) by us of 100% of the outstanding capital stock of America-Asia Diabetes Research Foundation (“AADRF”), a California corporation, from the shareholders of AADRF, in exchange for 81,243,000 of our ordinary shares (the “Exchange Shares”), an aggregate of 28,095,454 of such Exchange Shares (the “Escrow Shares”) to be deposited in escrow at the closing of the Acquisition as described in this proxy statement (such proposal, the “Acquisition Proposal”). AADRF indirectly owns 90.27% of the equity interests of San Meditech (Huzhou) Co., Ltd. (“San Meditech”), a China-based medical device company engaged in the research, development and marketing of glucose control products. We refer to AADRF, San Meditech and their consolidated subsidiaries hereafter collectively as “San Meditech;”

(2) The Spin-Off Proposal — to approve a share purchase agreement dated July 19, 2017 (the “Purchase Agreement”), and related transactions providing for the sale by us of our existing business and operations to Elegant Kindness Limited, an affiliate of our Chairman, Dr. Liang Tang, in exchange for the cancellation of all of Dr. Tang’s ownership interests (11,850,000 ordinary shares, representing a 59.9% interest prior to the Acquisition and the Spin-Off) in the Company (the “Spin-Off”), so that our only business upon completion of the Acquisition and the Spin-Off will be that of AADRF and its subsidiaries, and we will receive no cash consideration in connection with the Spin-Off;

(3) The Charter Amendment Proposal — to approve and adopt an amendment and restatement of the Company’s memorandum and articles of association, as set forth in the draft amended and restated version of our memorandum and articles of association (the “Amended Charter”), to: (i) change the Company’s name from “Ossen Innovation Co., Ltd.” to “San Meditech Holdings Ltd.” (the “Name Change”), (ii) increase the maximum number of shares authorized to be issued by the Company from 100,000,000 to 150,000,000 shares; (iii) automatically exchange the ordinary shares held prior to the Acquisition and Spin-Off for a newly designated Class A ordinary shares, each of which will be entitled to one vote per share and (iv) designate a new series of Class B ordinary shares to be issued to certain of the Sellers, each Class B share to be entitled to ten votes per share (the “Dual Class Structure”); and

(4) The Incentive Plan Proposal— to approve the adoption of the San Meditech 2017 Equity Incentive Plan.

After careful consideration, and upon the unanimous recommendation of the special committee of the board of directors and having reviewed the fairness opinion of Highline Research Advisors, our board of directors has unanimously approved the Exchange Agreement and the Purchase Agreement and recommends that our shareholders vote FOR adoption and approval of the Acquisition, vote FOR adoption and approval of the Spin-Off, and vote FOR all other proposals presented to our shareholders in this proxy statement. When you consider the board recommendation of these proposals, you should keep in mind that certain of our directors and officers have interests in the Acquisition and the Spin-off that may conflict with your interests as a shareholder. See the sections entitled “The Acquisition Proposal — Certain Interests of Ossen’s Directors and Officers and Others in the Acquisition” and “The Spin-Off Proposal — Certain Interests of Ossen’s Directors and Officers and Others in the Spin-Off.”

Only holders of record at the close of business in the British Virgin Islands on August 17, 2017 (the “Record Date”) are entitled to notice of the special meeting and to vote at the special meeting and any adjournments or postponements of the special meeting. A complete list of our shareholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at our principal executive offices for inspection by shareholders during ordinary business hours for any purpose germane to the special meeting. Holders of the Company’s ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s American depositary receipts program (the “Depositary”).

If you own American depositary shares of the Company, each representing three (3) ordinary shares (“ADSs”), you cannot vote at the special meeting directly, but you may instruct the Depositary (as the holder of the ordinary shares underlying the ADSs) how to vote the ordinary shares underlying your ADSs. The Depositary must receive such instructions no later than 12:00 p.m. (New York City Time) on August 31, 2017 in order to vote the underlying ordinary shares at the special meeting. Alternatively, you may vote directly at the special meeting if you convert your ADSs into ordinary shares, pay the Depositary's fees required for the conversion of the ADSs, provide instructions for the registration of the corresponding ordinary shares, and certify that you have not given, and will not give, voting instructions as to the ADSs (or alternatively, you will not vote the ordinary shares) before the close of business in New York City on August 22, 2017, and become a registered holder of ordinary shares. In addition, if you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote at the special meeting.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will have the effect of a vote against each of the Acquisition Proposal, the Spin-Off Proposal and the Incentive Plan Proposal and will have no effect on the Charter Amendment Proposal.

Each of the Acquisition Proposal and the Spin-Off Proposal is conditioned upon each other. In addition, we would not implement the Incentive Plan Proposal or the Charter Amendment Proposal in the event that the Acquisition Proposal and the Spin-Off Proposal were not approved.

Your attention is directed to the proxy statement accompanying this notice (including the annexes thereto) for a more complete description of the proposed Acquisition, the Spin-Off, and related transactions and each of our proposals. We encourage you to read the proxy statement carefully. If you have any questions or need assistance voting your ordinary shares or ADSs, please call Johnson Zhou, Vice President, at +86 (21) 6888-8886.

By Order of the Board of Directors,

August 1, 2017

Sincerely,

/s/ Wei Hua
Wei Hua Chief Executive Officer and Chief Financial Officer

TABLE OF CONTENTS

SUMMARY TERM SHEET
FREQUENTLY USED TERMS	11
QUESTIONS AND ANSWERS ABOUT THE PROPOSALS FOR SHAREHOLDERS	13
SUMMARY OF THE PROXY STATEMENT	24
SELECTED HISTORICAL FINANCIAL INFORMATION OF OSSEN	30
SELECTED HISTORICAL FINANCIAL INFORMATION OF SAN MEDITECH
SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	34
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	37
RISK FACTORS	38
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	71
COMPARATIVE PER SHARE INFORMATION	76
SPECIAL MEETING OF OSSEN SHAREHOLDERS	77
THE ACQUISITION PROPOSAL	82
The Exchange Agreement	82
General Description of the Exchange Agreement	82
Earn-Out	83
Post-Acquisition Ownership of AADRF and Ossen	83
Closing of the Acquisition	84
Conditions to Closing of the Acquisition	84
Amendment or Waiver of the Exchange Agreement	86
Efforts to Obtain Shareholder Approval and Consummate the Acquisition; Regulatory Matters	86
Termination	87
Fees and Expenses	88
Representations and Warranties	88
Additional Covenants of the Parties	90
Trust Account Waiver and Seller Release
Related Agreements	92
Background of the Acquisition	93
Ossen’s Board of Directors’ Reasons for the Approval of the Acquisition	98
Certain Interests of Ossen’s Directors and Officers and Others in the Acquisition	109
Potential Purchases of Public Shares
Total Ossen shares to be Issued in the Acquisition
Sources and Uses for the Acquisition
Board of Directors of Ossen Following the Acquisition
Spin-Off Proposal	110
Appraisal Rights
Accounting Treatment
Vote Required for Approval	121
Recommendation of the Board	121
INFORMATION ABOUT OSSEN	122

OSSEN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	151
INFORMATION ABOUT AADRF	175
EXECUTIVE AND DIRECTOR COMPENSATION OF AADRF	193
AADRF’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	194
MANAGEMENT AFTER THE ACQUISITION	214
DESCRIPTION OF SECURITIES	219
BENEFICIAL OWNERSHIP OF SECURITIES	231
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	233
PRICE RANGE OF SECURITIES AND DIVIDENDS	237
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	240
APPRAISAL RIGHTS	240
DELIVERY OF DOCUMENTS TO SHAREHOLDERS	240
TRANSFER AGENT AND REGISTRAR	240
SUBMISSION OF SHAREHOLDER PROPOSALS	240
FUTURE SHAREHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION	241
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

ANNEXES
Annex A — Exchange Agreement	A-1
Annex B — Purchase Agreement	B-1
Annex C — Amended Memorandum and Articles of Association	C-1
Annex D — San Meditech 2017 Incentive Plan	D-1
Annex E — Opinion of Highline Research Advisors	E-1
Annex F — British Virgin Islands Business Companies Act 2004, as amended—Section 179	F-1
Annex G — First Amendment to Exchange Agreement	G-1

FREQUENTLY USED TERMS

“AADRF” means of America-Asia Diabetes Research Foundation.

“Acquisition” means the acquisition by Ossen of 100% of the equity interests of AADRF and related transactions as contemplated by the Exchange Agreement.

“Company” or “Ossen” means Ossen Innovation Co., Ltd.

“Companies Act” and the “Insolvency Act” mean the BVI Business Companies Act, 2004 and the Insolvency Act, 2003 of the British Virgin Islands, respectively.

“Depositary” means JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

“Earn-Out Shares” means the 24,372,900 Exchange Shares subject to forfeiture back to us (along with dividends and other earnings otherwise payable with respect to such Earn-Out Shares) in the event that the post-combination company fails to obtain aggregated consolidated revenue from the operations of Ossen, AADRF and their respective subsidiaries, including subsidiaries acquired by Ossen, AADRF or their respective subsidiaries following the closing of the Acquisition and the Spin-Off, (as reported in the audited financial statements included in our annual report on Form 20-F) of $6,470,588, assuming a RMB:USD exchange rate of 6.8:1, in 2017.

“EK” means Elegant Kindness Limited, a business company incorporated in the British Virgin Islands with limited liability that is solely owned by Dr. Liang Tang, Ossen’s Chairman and majority shareholder.

“Escrow Shares” means collectively the Earn-Out Shares and the Indemnification Shares.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agreement” means the Share Exchange Agreement, dated as of July 19, 2017, as amended, by and among the Company, AADRF, Fascinating Acme Development Limited, a BVI company, Ossen’s Representative, Seller’s Representative and Sellers.

“Exchange Shares” means 81,243,000 of our ordinary shares which Ossen agreed to issue to Sellers in exchange for 100% of the equity interests of AADRF.

“Indemnification Shares” means 3,722,554 of such Exchange Shares subject to forfeiture back to us (along with dividends and other earnings otherwise payable with respect to such Indemnification Shares) in the event that the Ossen Representative successfully brings an indemnification claim under the Exchange Agreement on behalf of our shareholders.

“San Meditech” means San Meditech (Huzhou) Co. Ltd., a PRC company that is 90.27% indirectly owned by AADRF.

“OIM” means Ossen Innovation Materials Group Co., Ltd., a BVI limited liability company and Ossen’s wholly-owned subsidiary.

“Ossen Representative” means Wei Hua, the Chief Executive Officer of Ossen, in his capacity as the representative for our shareholders prior to the Acquisition.

“PRC” means the People’s Republic of China.

“Purchase Agreement” means the Purchase Agreement, dated as of July 19, 2017, as it may be amended, by and among the Company, its wholly-owned subsidiary OIM, EK and Liang Tang, the sole shareholder of EK.

“Securities Act” means the Securities Act of 1933, as amended.

“Sellers” means the shareholders of AADRF.

“Spin-Off” means the sale of Ossen’s pre-stressed steel manufacturing business to EK, an entity affiliated with Ossen’s Chairman, Dr. Liang Tang, and related transactions as contemplated by the Purchase Agreement.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS FOR SHAREHOLDERS

Questions and Answers Regarding the Special Meeting

Q.           Why am I receiving this proxy statement?

A.           We have entered into the Exchange Agreement, providing for the acquisition of all of the issued and outstanding equity interests in AADRF, from the Sellers, in exchange for 81,243,000 of our ordinary shares, an aggregate of 28,095,454 of such Exchange Shares to be deposited in escrow at the closing of the Acquisition as described in this proxy statement. AADRF indirectly owns 90.27% of the equity interests of San Meditech, a China-based medical device company engaged in the research, development and marketing of glucose control products. A copy of the Exchange Agreement is attached to this proxy statement as Annex A, and the first amendment thereto is attached as Annex G. Additionally, we have entered into the Purchase Agreement, providing for the sale by us of our existing business and operations to Elegant Kindness Limited, an affiliate of our Chairman, Dr. Liang Tang, in exchange for the cancellation of all of Dr. Tang’s ownership interests (11,850,000 ordinary shares, representing a 59.9% interest prior to the Acquisition and the Spin-Off) in the Company. A copy of the Exchange Agreement is attached to this proxy statement as Annex B. Upon completion of the Acquisition and the Spin-Off, our only business will be that of AADRF and its subsidiaries. You are encouraged to read this proxy statement, including all the annexes hereto. In order to complete the Acquisition and the Spin-Off, among other things, Ossen shareholders must approve the following proposals, each of which is discussed in this proxy statement:

•	the Acquisition Proposal;

•	the Spin-Off Proposal;

•	the Charter Amendment Proposal; and

•	the Incentive Plan Proposal.

Q:           When and where will the special meeting be held?

A:           The special meeting will be held on Tuesday, September 5, 2017, at 10:00 a.m., Eastern time, at the offices of Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, 11th Floor, New York, New York 10105, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Q:           Who is entitled to vote at the special meeting?

A:           Only holders of issued and outstanding ordinary shares, including ordinary shares underlying outstanding ADSs, as of the close of business in the British Virgin Islands on the Record Date are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof. The Record Date for the special meeting is August 17, 2017. As of the date hereof, there are 19,791,110 ordinary shares of Ossen outstanding, each of which is entitled to one vote per share. However, Dr. Tang, who holds 11,850,000 shares, has agreed to abstain from voting on the Acquisition Proposal, the Spin-Off Proposal, the Charter Amendment Proposal and the Incentive Plan Proposal.

Holders of the Company’s ADSs who wish to exercise their voting rights for the underlying ordinary shares (whereby each ADS is entitled to three votes) must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Q.           What is being voted on?

A.           Below are the proposals on which Ossen’s shareholders are being asked to vote:

(1) The Acquisition Proposal —to approve the Exchange Agreement and related transactions providing for our acquisition of 100% of the outstanding capital stock of America-Asia Diabetes Research Foundation (“AADRF”), a California corporation, from the shareholders of AADRF, in exchange for 81,243,000 of our ordinary shares, an aggregate of 28,095,454 of such Exchange Shares to be deposited in escrow at the closing of the Acquisition as described in this proxy statement. AADRF indirectly owns 90.27% of the equity interests of San Meditech, a China-based medical device company engaged in the research, development and marketing of glucose control products;

(2) The Spin-Off Proposal — to approve the Purchase Agreement providing for the sale by us of our existing business and operations to Elegant Kindness Limited, an affiliate of our Chairman, Dr. Liang Tang, in exchange for the cancellation of all of Dr. Tang’s ownership interests (11,850,000 ordinary shares, representing a 59.9% interest prior to the Acquisition and the Spin-Off) in the Company, so that our only business upon completion of the Acquisition and the Spin-Off will be that of AADRF and its subsidiaries;

(3) The Charter Amendment Proposal — to approve and adopt an amendment and restatement of the Company’s memorandum and articles of association, as set out in the amended and restated memorandum and articles of association appended to this proxy statement as Annex C (the “Amended Charter”), to: (i) change the Company’s name from “Ossen Innovation Co., Ltd.” to “San Meditech Holdings Ltd.” (the “Name Change”), (ii) increase the maximum number of shares authorized to be issued by the Company from 100,000,000 to 150,000,000 shares; (iii) automatically exchange the ordinary shares held prior to the Acquisition and Spin-Off for a newly designated Class A ordinary shares, each of which will be entitled to one vote per share and (iv) designate a new series of Class B ordinary shares to be issued to certain of the Sellers, each Class B share to be entitled to ten votes per share (the “Dual Class Structure”); and

(4) The Incentive Plan Proposal— to approve the adoption of the San Meditech 2017 Equity Incentive Plan, a copy of which is attached to the accompanying proxy statement as Annex D.

Q.           Are the proposals conditioned on one another?

A.           Each of the Acquisition Proposal and the Spin-Off Proposal is conditioned upon each other. In addition, we would not implement the Incentive Plan Proposal or the Charter Amendment Proposal in the event that the Acquisition Proposal and the Spin-Off Proposal were not approved.

Q:           What constitutes a quorum for the special meeting?

A:           At the special meeting, the presence in person or by proxy of the holders of a majority of the voting power of the ordinary shares issued and outstanding and entitled to vote at the special meeting will constitute a quorum. In the absence of a quorum, the chairman of the meeting will have power to adjourn the special meeting. As of the date hereof, 9,895,556 ordinary shares of Ossen would be required to achieve a quorum. Dr. Tang, who holds 11,850,000 shares, is expected to attend the meeting in person or by proxy, in which case a quorum will be met. However, Dr. Tang has agreed to abstain from voting on the Acquisition Proposal, the Spin-Off Proposal, the Charter Amendment Proposal and the Incentive Plan Proposal.

Q:           How many votes do I have?

A:           Ossen’s shareholders are entitled to one vote at the special meeting for each ordinary share, or three votes at the special meeting for each ADS, held of record as of the Record Date. As of the close of business in the British Virgin Islands on the Record Date, there were 13,840,502 outstanding ordinary shares not underlying ADSs, and 1,983,536 outstanding ADSs, each ADS representing three ordinary shares, of Ossen.

Q.           Why is Ossen proposing the Acquisition Proposal and the Spin-Off Proposal?

A.           Ossen’s board of directors believes that the Acquisition and the Spin-Off, and the other transactions entered into in connection with the Acquisition and the Spin-Off, are fair to Ossen and its shareholders because:

•	Ossen’s current business has been undervalued by the U.S. public markets, and, based on Ossen’s historical performance, Ossen’s board of directors does not expect Ossen’s share price to improve, even if Ossen’s underlying business were to perform well;

•	Ossen’s current business is facing significant challenges in China, including increasing price of raw materials and strict environmental requirements being enforced by the Chinese government. Ossen reported material decreases in revenue and net income during the first quarter of 2017, and Ossen’s management team continues to be cautious about future prospects;

•	the transactions will provide Ossen’s shareholders the opportunity to retain ownership in San Meditech after the Acquisition and Spin-Off are completed;

•	with San Meditech’s anticipated expansion in the growing Chinese market, with its new series of continuous glucose monitoring products in the pipeline, Ossen’s board of directors believes that Ossen shareholders will benefit from the future prospects and potential value of San Meditech in the U.S. public markets;

•	the structure of the Acquisition is intended to protect existing Ossen shareholders by requiring that an aggregate of 28,095,454 Escrow Shares will be deposited in escrow at the closing, including (i) 24,372,900 Earn-Out Shares subject to forfeiture back to us (along with dividends and other earnings otherwise payable with respect to such Earn-Out Shares) in the event that the post-combination company fails after the closing to obtain aggregated consolidated revenue from the operations of Ossen, AADRF and their respective subsidiaries (including subsidiaries acquired by Ossen, AADRF or their respective subsidiaries following the closing of the Acquisition and the Spin-Off) (as reported in the audited financial statements included in our annual report on Form 20-F) of $6,470,588, assuming a RMB:USD exchange rate of 6.8:1, in 2017, and (ii) an additional 3,722,554 Indemnification Shares subject to forfeiture back to us (along with dividends and other earnings otherwise payable with respect to such Earn-Out Shares) in the event that the Ossen Representative successfully brings an indemnification claim under the Exchange Agreement on behalf of our shareholders;

•	the structure of the Acquisition and the Spin-Off is intended to protect existing Ossen shareholders by requiring that the holders of a majority of shares held by the disinterested shareholders approve the Acquisition and the Spin-Off;

•	Dr. Tang has agreed to (i) abstain from voting for the Acquisition or the Spin-Off; (ii) indemnify Ossen in the event that certain representations and warranties in the transaction documents were breached; and (iii) indemnify Ossen with respect to any expenses relating to any appraisal rights; and

•	based on the fairness opinion of HRA and the unanimous recommendation of the special committee of Ossen’s board of directors, the board believes that the transactions are fair to Ossen’s shareholders.

In addition, Ossen’s board of directors also gave consideration to the following negative factors (although not weighted or in any order of significance):

•	the sale of all of Ossen’s existing business to Dr. Tang in exchange for only the cancellation of Dr. Tang’s shares, and no cash consideration;

•	the costs associated with the Acquisition and the Spin-Off, including the diversion of management’s attention;

•	the issuance of up to 81,243,000 ordinary shares to the Sellers, which will represent up to 91.1% of Ossen’s issued and outstanding ordinary shares; and

•	uncertainty relating to the future results of San Meditech, as described in the “Risk Factors” section below.

Q.           Why is Ossen proposing the Charter Amendment Proposal?

A.           Ossen is seeking approval of its shareholders to amend its charter as required pursuant to and in connection with the consummation of the Exchange Agreement in order to implement changes to the charter requested by AADRF. If the requisite approval is received, the Amended Charter will be filed with the BVI Registrar of Corporate Affairs in connection with the closing of the Acquisition and Spin-Off.

Upon the closing of the Acquisition and the Spin-Off, and the transactions contemplated by the Exchange Agreement and the Purchase Agreement, Ossen’s current name will not accurately reflect its business operations. Accordingly, Ossen’s board of directors believes that changing its name to “San Meditech Holdings Ltd.” in connection with the Acquisition will better reflect its business operations upon completion of the Acquisition.

The Ossen board believes that retaining two classes of ordinary shares with different voting rights is in the best interest of the Company and its shareholders. The Board believes that the dual class capitalization structure: (a) will promote stability and continuity in the leadership and management of the Company, which will allow the Company to focus on long-term objectives, (b) will enhance the Company’s ability to attract, retain and motivate highly qualified key employees and (c) will provide the Company with greater flexibility in financing its growth. See “Charter Amendment Proposal—Dual Class Structure.”

Q.           What vote is required to approve the proposals presented at the special meeting?

A.           Approval of the Acquisition Proposal, the Spin-Off Proposal and the Incentive Plan Proposal requires the affirmative vote of a majority of the shares held by disinterested shareholders as of the record date. The Charter Amendment Proposal, including the re-designation of Class A ordinary shares and the issuance of Class A ordinary shares and Class B ordinary shares, requires the affirmative vote of 75% of the votes cast by disinterested shareholders present in person or represented by proxy at the special meeting.

Q.           How will Ossen’s directors, officers and affiliates vote the shares owned by them?

A.            Dr. Liang Tang, a holder of approximately 59.9% of the issued and outstanding shares of Ossen, has indicated that he will vote in favor of the proposals.

Q.           How do I vote if I own ordinary shares?

A.           If you are a holder of record of ordinary shares on the Record Date for the special meeting, you may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope or vote your shares online by following the instructions printed on your proxy card. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the special meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q.           Am I entitled to appraisal rights?

A.           Yes. Shareholders who dissent from the Spin-Off will have the right to seek appraisal and payment of the fair value of their shares if the Spin-Off is completed, but only if such shareholders deliver to the Company, before the vote is taken at the special meeting, a written objection to the Spin-Off, including a statement that such shareholder proposes to demand payment for his or her shares if the Spin-Off is approved, and they subsequently comply with all procedures and requirements of Section 179 of the BVI Business Companies Act for the exercise of appraisal rights. The fair value of your shares as determined under that statute could be more than, the same as, or less than the value of your shares, and the corresponding stock price of the ADSs relating to such shares on Nasdaq (assuming you arrange with the Depositary to obtain ordinary shares in registered form in exchange for your ADSs), if you do not exercise appraisal rights with respect to your shares.

Appraisal rights are available only to registered holders of shares. If you hold any shares in “street name,” you are considered the beneficial owner but not the “registered holder” of such shares. If you hold ADSs, you are not considered the “registered holder” of such shares. Therefore, if you hold any shares in “street name,” or if you hold ADSs, and wish to exercise the appraisal rights, you must arrange for such shares to be registered in your name and certify that you have not given and will not give, directly or indirectly voting instructions. We encourage you to read the information set forth in this proxy statement carefully and to consult your own British Virgin Islands legal counsel if you desire to exercise your appraisal rights. If you hold ADSs, we encourage you to contact the Depositary. Please see “Appraisal Rights” as well as “Annex F—British Virgin Islands Business Companies Act 2004, as amended—Section 179” to this proxy statement for additional information.

Q.           How do I vote if I own ADSs?

A.           If you own ADSs as of the close of business in New York City on August 3, 2017 (and do not cancel such ADSs and become a registered holder of the ordinary shares underlying such ADSs as explained below), you cannot vote at the meeting directly, but you may instruct the Depositary (as the holder of the ordinary shares underlying your ADSs) how to vote the ordinary shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the Depositary no later than 12:00 p.m. (New York City Time) on August 31, 2017. The Depositary will endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares represented by your ADSs in accordance with your voting instructions. The Depositary will not itself exercise any voting discretion in respect of any ADSs.

Alternatively, you may vote at the special meeting if you convert your ADSs into ordinary shares prior to the close of business in New York City on August 22, 2017, and become a holder of Shares by the close of business in the British Virgin Islands on August 22, 2017. If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote. If your ADSs are held by your broker, bank or other nominee, see below.

If you wish to convert your ADSs into ordinary shares, you need to make arrangements to deliver your ADSs to the Depositary for conversion prior to the close of business in New York City on August 17, 2017, the record date, together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), (b) payment of the ADS conversion fees ($0.05 per ADS to be cancelled) and any applicable taxes, and (c) a certification that the ADS holder held the ADSs as of August 3, 2017 and has not given, and will not give, voting instructions to the Depositary as to the ADSs being cancelled, or has given voting instructions to the Depositary as to the ADSs being converted but undertakes not to vote the corresponding ordinary shares at the special meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the Depositary will arrange to transfer registration of the ordinary shares to the former ADS holder. If after registration of ordinary shares in your name you wish to receive a certificate evidencing the ordinary shares registered in your name, you will need to request the registrar of the ordinary shares to issue and mail a certificate to your attention.

Q.           What will happen if I abstain from voting or fail to vote on a proposal?

A.           If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted for purposes of determining whether the Charter Amendment Proposal has been approved and will have the effect of a vote against each of the Acquisition Proposal, the Spin-Off Proposal and the Incentive Plan Proposal. Dr. Tang, who holds 11,850,000 shares, has agreed to abstain from voting on the Acquisition Proposal, the Spin-Off Proposal, the Charter Amendment Proposal and the Incentive Plan Proposal.

Q.           What will happen if I sign and return my proxy card without indicating how I wish to vote?

A.           Signed and dated proxies received by Ossen without an indication of how the shareholder intends to vote on a proposal will be voted in favor of each proposal presented to the shareholders.

Q.           If I am not going to attend the special meeting in person, should I return my proxy card instead?

A.           Yes. Whether or not you plan to attend the special meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the enclosed proxy card in the pre-addressed postage-paid envelope provided herewith as soon as possible, so your shares may be represented at the special meeting.

Q.           If my shares or ADSs are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.            No. Your broker, bank or nominee cannot vote your shares or the shares underlying your ADSs unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will be counted for the purpose of determining the existence of a quorum, but will count as a vote against the Acquisition Proposal, the Spin-Off Proposal and the Incentive Plan Proposal, and will not count for purposes of determining the number of votes cast at the special meeting for the Charter Amendment Proposal. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q.           May I change my vote after I have mailed my signed proxy card?

A.           Yes. You may change your vote by sending a later-dated, signed proxy card to Ossen’s Corporate Secretary at 518 Shangcheng Road, Floor 17, Shanghai 200120, PRC, so that it is received prior to the special meeting or, if you are a holder of ordinary shares, you may attend the special meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to Ossen’s Corporate Secretary, which must be received by Ossen’s Corporate Secretary prior to the special meeting. If you vote online and wish to change your vote, you may do so by revisiting the website indicated on your proxy card.

If you hold ordinary shares through a broker, bank or other nominee and have instructed the broker, bank or other nominee to vote your shares, you must follow directions received from the broker, bank or other nominee to change your instructions.

Holders of our ADSs may revoke their voting instructions by notification to the Depositary in writing at any time prior to 12:00 p.m. (New York City Time) on August 31, 2017. A holder of ADSs can do this in one of two ways:

•	first, a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the Depositary; or

•	second, a holder of ADSs can complete, date and submit a new ADS voting instruction card to the Depositary bearing a later date than the ADS voting instruction card sought to be revoked.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the Depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Q.           What should I do if I receive more than one set of voting materials?

A.           You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your Ossen shares.

Q.           Who can help answer my questions?

A.           If you have questions about the Acquisition or if you need additional copies of the proxy statement or the enclosed proxy card you should contact:

Wei Hua

Ossen Innovation Co., Ltd.

518 Shangcheng Road, Floor 17

Shanghai, 200120, People’s Republic of China

+86 (21) 6888-8886

To obtain timely delivery, Ossen shareholders must request the materials no later than five business days prior to the special meeting.

You may also obtain additional information about Ossen from documents filed with the SEC, by following the instructions in the section entitled “Where You Can Find More Information.”

Questions and Answers about the Acquisition

Q.           What will happen in the Acquisition?

A.           At the closing of the Acquisition, we will acquire 100% of the equity interest of AADRF, with AADRF becoming a wholly-owned subsidiary of Ossen. Effective contemporaneously with the completion of the Acquisition, Ossen will sell its current pre-stressed steel manufacturing business to EK, an entity affiliated with Ossen’s Chairman, Dr. Liang Tang, in exchange for the cancellation of all of Dr. Tang’s ownership interests (11,850,000 ordinary shares, representing a 59.9% interest prior to the Acquisition and the Spin-Off) in the Company, as described in the Spin-Off Proposal.

Q.           What percentage will current Ossen shareholders hold in the Company after the closing of the Acquisition and Spin-Off?

A.           It is anticipated that, following completion of the Acquisition and Spin-Off, Ossen’s existing shareholders (excluding Dr. Tang) will retain an ownership interest of approximately 8.9% of the Company (or approximately 12.25% in the event that the Earn-Out Shares are forfeited), current members of Ossen management or affiliates of Ossen (excluding Dr. Tang) will own approximately 1.35% (or approximately 1.85% in the event that the Earn-Out Shares are forfeited), and Sellers will own approximately 91.1%, of the outstanding equity of the Company (or approximately 89.75% in the event that the Earn-Out Shares are forfeited). These percentages are based on the assumption that Ossen will not issue any additional ordinary shares.

Q.           What percentage of the voting power of the Company will current Ossen shareholders hold after the closing of the Acquisition and Spin-Off?

A.           It is anticipated that, upon the closing of the Acquisition and Spin-Off and the effectiveness of the Amended Charter providing for a dual class structure, and based upon (a) the number of outstanding Ossen ordinary shares as of the Record Date for the special meeting, (b) the cancellation of all of Dr. Tang’s ownership interests (11,850,000 ordinary shares) pursuant to the Purchase Agreement, (b) the issuance of the Exchange Shares to Sellers pursuant to the Exchange Agreement, including 62,630,231 Class A ordinary shares and 18,612,769 Class B ordinary shares (assuming that the Earn-Out Shares are not forfeited) and (c) assuming conversion of all outstanding ordinary shares held by Ossen shareholders into Class A ordinary shares, Ossen’s existing shareholders (excluding Dr. Tang and other affiliates of Ossen) will retain voting power of approximately 2.6% of the Company (or approximately 3.7% in the event that the Earn-Out Shares are forfeited), current members of Ossen management or affiliates of Ossen (excluding Dr. Tang) will own approximately 0.5% (or approximately 0.7% in the event that the Earn-Out Shares are forfeited), and Sellers will own approximately 96.9%, of the outstanding equity of the Company (or approximately 95.6% in the event that the Earn-Out Shares are forfeited). These percentages are based on the assumption that Ossen will not issue any additional ordinary shares.

Q:           What conditions must be satisfied to complete the Acquisition?

A:           There are a number of closing conditions in the Exchange Agreement. For a summary of additional conditions that must be satisfied or waived prior to completion of the Acquisition, see the section entitled “The Exchange Agreement.”

Q:           Will the ordinary shares of the Company received by Sellers in the Acquisition be subject to any transfer restrictions?

A:           Yes. At Closing, each Seller will enter into a “lock-up” agreement providing that such Seller will not, from the closing until the first anniversary of the closing, sell, pledge or otherwise dispose of or encumber any of the Exchange Shares received in the Acquisition. See “The Exchange Agreement—Lock-up Agreements.”

Q:           Who will be the directors of the Company following the Acquisition and Spin-Off?

A:           Immediately following the Acquisition and Spin-Off, we anticipate that the board of directors of the Company will be as follows:

Name	Current Principal Role at Ossen or San Meditech
Howard Gang Hao	Founder of San Meditech
Hongguang Liu	Director
Song Guo	Director
Yipeng Wang	Director
Xiaoyang Li	Director

Q:           Who will be the executive officers of the Company immediately following the Acquisition and Spin-Off?

A:           Immediately following the Acquisition and Spin-Off, the executive management team of the Company is expected to consist of the members of the San Meditech executive management team prior to the Acquisition as set forth below:

Name	Title
Howard Gang Hao	Chief Executive Officer
Minfang Zhou	Chief Financial Officer
Hongguang Liu	Chief Strategy Officer

Q:           Will the Company continue operations after the closing of the Acquisition?

A:           Yes, the Company will continue operations after the closing. However, the Company will cease operating its prestressed steel manufacturing business and will instead operate San Meditech’s business. San Meditech designs, develops and markets affordable, easy-to-use and dynamic continuous glucose monitoring (“CGM”) systems for use by individuals with diabetes and their healthcare providers.

Q:           Will the ADSs be listed on Nasdaq after the closing of the Acquisition?

A:           Yes, it is expected that our ADSs will be listed on Nasdaq under the symbol “SMDT.” In the event that Nasdaq does not approve our application for continued listing, the transactions described in this proxy statement will not be consummated unless the requirement that we obtain Nasdaq approval for continued listing is waived by Ossen and the Sellers.

Q:           What is the recommendation of Ossen’s board of directors?

A:           The board of directors of Ossen has unanimously approved the Exchange Agreement and the other transactions contemplated thereby and determined that the Exchange Agreement and the Acquisition are advisable and fair to Ossen’s shareholders. The Ossen board of directors, upon the unanimous recommendation of the special committee of the board of directors, and having reviewed of the fairness opinion of HRA, unanimously recommends that the Company’s shareholders vote in favor of each of the proposals described in this proxy statement. For a description of the role of Highline Research Advisors in the board’s decision-making process, see the sections entitled “The Acquisition Proposal—Ossen’s Board of Directors Reasons for the Approval of the Acquisition and “– Description of Opinion of Highline Research Advisors” and “The Spin-Off Proposal—Ossen’s Board of Directors Reasons for the Approval of the Spin-Off.”

Q:           When is the Acquisition expected to be completed?

A:           It is currently anticipated that the Acquisition will be consummated promptly following the special meeting, provided that all other conditions to the consummation of the Acquisition, including but not limited to the consummation of the Spin-Off and approval for the continued listing of our ADSs on NASDAQ, have been satisfied or waived. In the event that any of these conditions is not met or otherwise waived pursuant to the terms of the Exchange Agreement, we will not consummate the Acquisition. For a description of the conditions to the completion of the Acquisition, see the section entitled “The Exchange Agreement.”

Questions and Answers about the Spin-Off

Q.           What is the Spin-Off?

A.           On July 19, 2017, we and OIM entered into a Purchase Agreement with Elegant Kindness Limited, a BVI limited liability company solely owned by Dr. Liang Tang (“EK”), Ossen’s Chairman and majority shareholder. The Purchase Agreement provides for the sale of 100% of the equity interest in OIM to Dr. Tang through EK, in exchange for the cancellation of all of the Ossen shares held by Dr. Tang, which shares, as of the date of this proxy statement, represented approximately 59.9% of the issued and outstanding shares of Ossen. The transactions contemplated by the Purchase Agreement would take place contemporaneously with the closing of the Acquisition.

Upon completion of the Acquisition and the Spin-Off, Dr. Tang, through EK, will own all of the outstanding shares of OIM, Ossen will no longer own any interest in OIM and its subsidiaries, Ossen Group (Asia) Co., Ltd., Topchina Development Group Ltd., Ossen Innovation Materials Co. Ltd. and Ossen (Jiujiang) New Materials Co., Ltd. Following the closing of the Spin-Off and the Acquisition, the business of Ossen will be solely that of San Meditech. See “The Spin-Off Proposal.”

Q:           What conditions must be satisfied to complete the Spin-Off?

A:           There are a number of closing conditions in the Purchase Agreement. For a summary of additional conditions that must be satisfied or waived prior to completion of the Spin-Off, see the section entitled “The Purchase Agreement.”

Q.           What is the recommendation of Ossen’s board of directors?

A.           The board of directors of Ossen, upon the unanimous recommendation of its special committee and having reviewed the fairness opinion of Highline Research Advisors, has unanimously approved the Purchase Agreement and the other transactions contemplated thereby and determined that the Purchase Agreement and the Spin-Off are advisable and fair to Ossen shareholders. The Ossen board of directors unanimously recommends that the Ossen shareholders vote in favor of the Spin-Off Proposal and each of the proposals described in this proxy statement.

Q.           When will the Spin-Off be completed?

A.           The closing of the Spin-Off shall take place only if the Acquisition is completed and shall be effective contemporaneously with the completion of the Acquisition.

Q: What will happen to Ossen if, for any reason, the Acquisition and Spin-Off do not close?

A:           If, for any reason, the Acquisition and Spin-Off do not close, the Company’s board of directors may elect to, among other things, continue its current business, attempt to complete another strategic transaction, or attempt to sell or otherwise dispose of the various assets of Ossen (whether by means of the Spin-Off Proposal or otherwise) or acquire a different target company. If the Ossen board of directors determines to sell or otherwise dispose of the various assets of Ossen and not pursue an acquisition, any remaining cash proceeds would be distributed to its shareholders, subject to any restrictions under BVI law. If Ossen decides to dissolve and liquidate its assets, Ossen would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left to distribute to shareholders after paying the debts and other obligations of Ossen and setting aside funds for reserves.

Q.           Do Ossen’s executive officers and/or directors have any interest in the Spin-Off?

A.            Yes. Liang Tang, Chairman of the Board of Ossen, holds an approximate 59.9% interest in Ossen and, through EK, will receive 100% of the equity interest in OIM and its subsidiaries in consideration for the cancellation of his 59.9% interest in Ossen. Wei Hua, Ossen’s Chief Executive Officer and Chief Financial Officer, owns 600,000 ordinary shares and another affiliate of Ossen owns 600,000 ordinary shares, each of whom is expected to continue to hold such shares after the consummation of the Acquisition and Spin-Off.

Q.           Does the Spin-Off require any regulatory approvals?

A.           No. Other than Nasdaq’s approval of the continued listing of our ADSs, which approval must be received prior to the consummation of the Acquisition and Spin-Off (unless such requirement is waived pursuant to the terms of the Exchange Agreement), and the filing of the amended and restated memorandum and articles of association of the Company with the BVI Registrar of Corporate Affairs, none of the transactions contemplated by the Spin-Off require any regulatory approvals.

SUMMARY OF THE PROXY STATEMENT

This summary highlights selected information from this proxy statement and does not contain all of the information that is important to you. To better understand the Acquisition and the proposals to be considered at the special meeting, you should read this entire proxy statement carefully, including the annexes. See also the section entitled “Where You Can Find More Information.”

Acquisition

Parties to the Acquisition

Ossen

Ossen Innovation Co., Ltd. is a British Virgin Islands limited company incorporated on January 21, 2010. Ossen is a holding company headquartered in Shanghai, China, that conducts its production activities in China through indirectly held subsidiaries.

Ossen’s ADSs are currently listed on the Nasdaq Capital Market under the symbol “OSN”. We intend to apply to apply for a new listing of our ADSs on the Nasdaq Capital Market under the symbol “SMDT”, effective upon the closing of the Acquisition and the Spin-Off. In connection with the closing of the Acquisition and the Spin-Off, we intend to effect a ratio change for our ADR program, such that, immediately after closing, the number of the Company's ordinary shares represented by each ADS will change from three (3) ordinary shares to such number of ordinary shares needed for us to comply with Nasdaq’s initial listing standards.

The mailing address of Ossen’s principal executive office is 518 Shangcheng Road, Floor 17, Shanghai 200120 People’s Republic of China and its phone number is +86 (21) 6888-8886.

AADRF

AADRF is a California corporation formed on July 18, 2015. The mailing address of AADRF’s principal executive office is 49 Georgetown Avenue, Irvine CA 92612 and its phone number is (949) 725-2208.

For more information about AADRF and San Meditech, see the sections entitled “Information About AADRF,” “AADRF’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Management After the Acquisition.”

Consideration to Sellers in the Acquisition

Pursuant to the Exchange Agreement, we will acquire all of the issued and outstanding equity interests in AADRF, from the Sellers in exchange for 81,243,000 of our newly issued ordinary shares. The Exchange Shares will be allocated among the Sellers pro-rata based on each Seller’s ownership of AADRF prior to the closing. AADRF indirectly owns 90.27% of the equity interests of San Meditech, a China-based medical device company engaged in the research, development and marketing of glucose control products.

An aggregate of 28,095,454 of such Exchange Shares will be deposited in escrow at the closing of the Acquisition (which is also referred to herein as the closing), including (i) 24,372,900 of such Exchange Shares subject to forfeiture back to us (along with dividends and other earnings otherwise payable with respect to such Earn-Out Shares) in the event that the post-combination company fails to obtain aggregated consolidated revenue from the operations of Ossen, AADRF and their respective subsidiaries, including subsidiaries acquired by Ossen, AADRF or their respective subsidiaries following the closing of the Acquisition and the Spin-Off, (as reported in the audited financial statements included in our annual report on Form 20-F) of $6,470,588, assuming a RMB:USD exchange rate of 6.8:1, in 2017, and (ii) an additional 3,722,554 of such Exchange Shares subject to forfeiture back to us (along with dividends and other earnings otherwise payable with respect to such Indemnification Shares) in the event that the Ossen Representative successfully brings an indemnification claim under the Exchange Agreement on behalf of our shareholders.

Spin-Off

On July 19, 2017, we and Ossen Innovation Materials Group Co., Ltd., a BVI limited liability company and our wholly-owned subsidiary, entered into a Purchase Agreement with Elegant Kindness Limited, a BVI limited liability company solely owned by Dr. Liang Tang, Ossen’s Chairman and majority shareholder. The Purchase Agreement provides for the sale of 100% of the equity interest in OIM to Dr. Tang through EK, in exchange for the cancellation of all of the Ossen shares held by Dr. Tang, which shares, as of the date of this proxy statement, represented approximately 59.9% of the issued and outstanding shares of Ossen. The transactions contemplated by the Purchase Agreement are a condition to the closing of the Acquisition and would take place contemporaneously with the closing of the Acquisition.

Organizational Structure

The following diagram illustrates the ownership structure of the Company immediately following the Acquisition and the Spin-Off and the jurisdictions in which the identified entities were organized. Unless noted, all entities are 100% owned.

Opinion of Highline Research Advisors to Ossen’s Board of Directors

On July 19, 2017, the Company’s financial advisor, Highline Research Advisors (“Highline”), rendered its oral opinion to the special committee of Ossen’s board of directors to the effect that, as of July 19, 2017, and subject to and based on the assumptions, factors, limitations, qualifications and other matters considered in connection with the preparation of such opinion, (i) the Exchange Shares to be issued by Ossen for 100% of the equity interests of AADRF in the Acquisition pursuant to the Exchange Agreement was fair, from a financial point of view, to Ossen, and (ii) the sale of Ossen’s prestressed steel manufacturing business pursuant to the Purchase Agreement in exchange for the cancellation of Dr. Tang’s 59.9% interest in Ossen was fair, from a financial point of view, to Ossen.

The summary of the opinion in this proxy statement is qualified in its entirety by reference to the full text of the written opinion, which is attached as Annex E and sets forth, among other things, the scope of review undertaken and the assumptions made, factors considered and limitations and qualifications on the review undertaken by Highline. The opinion was addressed to the special committee of Ossen’s board of directors for the use and benefit of the members of the board (in their capacities as such) in connection with the committee’s and the board’s evaluation of the Acquisition. Highline expressed no view as to, and its opinion did not address, the relative merits of the Acquisition as compared to an alternative transaction or business strategy that might exist for Ossen. Neither Highline’s opinion nor the summary of the opinion and related analyses set forth in this proxy statement is intended to constitute advice or a recommendation to any holder of Ossen ordinary shares as to how such holder should vote or act with respect to any matter relating to the Acquisition or otherwise.

Board of Directors of Ossen Following the Acquisition

Immediately following the Acquisition and Spin-Off, we anticipate that the board of directors of the Company will be as follows:

Name	Current Principal Role at Ossen or San Meditech
Howard Gang Hao	Founder of San Meditech
Hongguang Liu	Director
Song Guo	Director
Yipeng Wang	Director
Xiaoyang Li	Director

See the section entitled “Management After the Acquisition.”

Ownership Interest of Ossen Shareholders after the Acquisition

It is anticipated that, following completion of the Acquisition and Spin-Off, Ossen’s existing shareholders (excluding Dr. Tang) will retain an ownership interest of approximately 8.9% of the Company (or approximately 12.25% in the event that the Earn-Out Shares are forfeited), current members of Ossen management or affiliates of Ossen (excluding Dr. Tang) will own approximately 1.35% (or approximately 1.85% in the event that the Earn-Out Shares are forfeited), and Sellers will own approximately 91.1%, of the outstanding equity of the Company (or approximately 89.75% in the event that the Earn-Out Shares are forfeited). These percentages are based on the assumption that Ossen will not issue any additional ordinary shares.

Appraisal Rights

If you elect to dissent from the Spin-Off, you will have the right to seek appraisal and payment of the fair value of their shares if the Spin-Off is completed, but only if you deliver to Ossen, before the vote is taken at the special meeting, a written objection to the Spin-Off, including a statement that such shareholder proposes to demand payment for his or her shares if the Spin-Off is approved, and subsequently comply with all procedures and requirements of Section 179 of the British Virgin Islands Business Companies Act, 2004, as amended with respect to the exercise of appraisal rights, a copy of which is attached as Annex F to this proxy statement. The fair value of your shares as determined under that statute could be more than, the same as, or less than the value if your shares, and the corresponding stock price of the ADSs relating to such shares on Nasdaq (assuming you arrange with the Depositary to obtain ordinary shares in registered form in exchange for your ADSs), if you do not exercise appraisal rights with respect to your shares.

Appraisal rights are available only to registered holders of shares. If you hold any shares in “street name,” you are considered the beneficial owner but not the “registered holder” of such shares. If you hold ADSs, you are not considered the “registered holder” of such shares. Therefore, if you hold any shares in “street name,” or if you hold ADSs, and wish to exercise the appraisal rights, you must arrange for such shares to be registered in your name and certify that you have not given and will not give, directly or indirectly voting instructions prior to the special meeting of shareholders on September 5, 2017. Thereafter, such registered holders must comply with the procedures and requirements for exercising appraisal rights with respect to the shares under Section 179 of the BVI Business Companies Act.

We encourage you to read the section of this proxy statement entitled “Appraisal Rights” as well as Annex F to this proxy statement carefully and to consult your BVI legal counsel if you desire to exercise your appraisal rights. If you hold ADSs, we encourage you to contact the Depositary.

Reasons for the Acquisition and the Spin-Off

Based upon its evaluation, Ossen’s board of directors, after carefully considering all relevant factors, including the unanimous determination and recommendation of the special committee of the board of directors and review of the fairness opinion of Highline Research Advisors, unanimously approved the Acquisition and the Spin-Off and determined that such transactions are fair to Ossen and its shareholders. The terms of the Acquisition and the Spin-Off were the result of thorough negotiations between the representatives of Ossen, including the special committee of Ossen’s board of directors, Dr. Tang, and the Sellers.

Ossen’s board of directors, including the special committee, considered a wide variety of factors in connection with its evaluation of the Acquisition and the Spin-Off. In light of the complexity of those factors, its board of directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. Individual members of Ossen’s board of directors may have given different weight to different factors.

In considering the Acquisition and the Spin-Off, Ossen’s board of directors gave consideration to the following positive factors (although not weighted or in any order of significance):

•	Ossen’s current business has been undervalued by the U.S. public markets, and, based on Ossen’s historical performance, Ossen’s board of directors does not expect Ossen’s share price to improve, even if Ossen’s underlying business were to perform well;

•	Ossen’s current business is facing significant challenges in China, including increasing price of raw materials and strict environmental requirements being enforced by the Chinese government. Ossen reported material decreases in revenue and net income during the first quarter of 2017, and Ossen’s management team continues to be cautious about future prospects;

•	the transactions will provide Ossen’s shareholders the opportunity to retain ownership in San Meditech after the Acquisition and Spin-Off are completed;

•	with San Meditech’s expected growth in the Chinese market with its new series of continuous glucose monitoring products in the pipeline, Ossen’s board of directors believes that Ossen shareholders will benefit from the future prospects and potential value of San Meditech in the U.S. public markets;

•	the structure of the Acquisition is intended to protect existing Ossen shareholders by requiring that an aggregate of 28,095,454 Escrow Shares will be deposited in escrow at the closing, including (i) 24,372,900 Earn-Out Shares subject to forfeiture back to us (along with dividends and other earnings otherwise payable with respect to such Earn-Out Shares) in the event that the post-combination company fails to meet certain minimum financial performance targets after the closing and (ii) an additional 3,722,554 Indemnification Shares subject to forfeiture back to us (along with dividends and other earnings otherwise payable with respect to such Indemnification Shares) in the event that the Ossen Representative successfully brings an indemnification claim under the Exchange Agreement on behalf of our shareholders; and

•	the structure of the Acquisition and the Spin-Off is intended to protect existing Ossen shareholders by requiring that the holders of a majority of shares held by the disinterested shareholders approve the Acquisition and the Spin-Off;

•	Dr. Tang has agreed to (i) abstain from voting for the Acquisition or the Spin-Off; (ii) indemnify Ossen in the event that certain representations and warranties in the transaction documents were breached; and (iii) indemnify Ossen with respect to any expenses relating to any appraisal rights; and

•	based on the fairness opinion of HRA and the unanimous recommendation of the special committee of Ossen’s board of directors, the board believes that the transactions are fair to Ossen’s shareholders.

In addition, Ossen’s board of directors also gave consideration to the following negative factors (although not weighted or in any order of significance):

•	the sale of all of Ossen’s existing business to Dr. Tang in exchange for only the cancellation of Dr. Tang’s shares, and no cash consideration;

•	the costs associated with the Acquisition and the Spin-Off, including the diversion of management’s attention;

•	the issuance of up to 81,243,000 ordinary shares to the Sellers, which will represent up to 91.1% of Ossen’s issued and outstanding ordinary shares; and

•	uncertainty relating to the future results of San Meditech, as described in the “Risk Factors” section below.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of Ossen’s shareholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if a majority of the ordinary shares outstanding and entitled to vote at the special meeting is represented in person or by proxy. Dr. Tang, who holds 11,850,000 shares, is expected to attend the meeting in person or by proxy, in which case a quorum will be met. However, Dr. Tang has agreed to abstain from voting on the Acquisition Proposal, the Spin-Off Proposal, the Charter Amendment Proposal and the Incentive Plan Proposal.

Approval of the Acquisition Proposal, the Spin-Off Proposal and the Incentive Plan Proposal require the affirmative vote of a majority of the shares held by disinterested shareholders as of the record date. The Charter Amendment Proposal, including the re-designation of Class A ordinary shares and the issuance of Class A ordinary shares and Class B ordinary shares, requires the affirmative vote of 75% of the votes cast by disinterested shareholders present in person or represented by proxy at the special meeting. The boards of directors of Ossen and AADRF, and the shareholders of AADRF, have already unanimously approved the Acquisition.

Accordingly, an Ossen shareholder’s failure to vote by proxy or to vote in person at the special meeting or the failure of an Ossen shareholder who holds his or her shares or ADSs in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee (a “broker non-vote”) will result in that shareholder’s shares not being counted towards the number of Ossen ordinary shares required to validly establish a quorum. If a valid quorum is otherwise established, such failure will have no effect on the outcome of the Charter Amendment Proposal and will have the effect of a vote against all of the other proposals. Abstentions will also have no effect on the outcome of the Charter Amendment Proposal and will have the effect of a vote against all other proposals.

Each of the Acquisition Proposal and the Spin-Off Proposal is conditioned upon each other. In addition, we would not implement the Incentive Plan Proposal or the Charter Amendment Proposal in the event that the Acquisition Proposal and the Spin-Off Proposal were not approved.

Recommendation to Ossen Shareholders

Our board of directors believes that each of the Acquisition Proposal, the Spin-Off Proposal, the Charter Amendment Proposal and the Incentive Plan Proposal to be presented at the special meeting is in the best interests of the Company and our shareholders and unanimously recommends that our shareholders vote “FOR” each of these proposals.

When you consider the recommendation of our board of directors in favor of approval of these proposals, you should keep in mind that certain of our directors and officers have interests in the Acquisition that are different from or in addition to (and which may conflict with) your interests as a shareholder. These interests include, among other things:

•	Pursuant to the Purchase Agreement, Dr. Liang Tang, the Chairman of Ossen and sole shareholder of EK, will receive 100% of the equity interest of OIM, which, through its subsidiaries, operates the current business of Ossen. Dr. Tang owns approximately 59.9% of the issued and outstanding shares of Ossen, which shares will be cancelled as consideration for EK’s purchase of OIM;

•	Wei Hua, Ossen’s Chief Executive Officer and Chief Financial Officer, owns 600,000 ordinary shares, and an affiliate of Ossen own 600,000 ordinary shares, and each is expected to continue to hold such shares after the consummation of the Acquisition and Spin-Off; and

•	the continued indemnification of current directors and officers of Ossen and AADRF.

SELECTED HISTORICAL FINANCIAL INFORMATION OF OSSEN

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Ossen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement. The consolidated statements of income data for the three months ended March 31, 2016 and 2017 and the balance sheet data as of March 31, 2016 and 2017 are derived from unaudited consolidated financial statements included elsewhere in this proxy statement. The consolidated statements of income data for the fiscal years ended December 31, 2014, 2015 and 2016 and the balance sheet data as of December 31, 2015 and 2016 are derived from audited consolidated financial statements included elsewhere in this proxy statement. The consolidated statements of income data for the fiscal years ended December 31, 2012 and 2013 and the balance sheet data as of December 31, 2012, 2013 and 2014 are not included in this proxy statement. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statement of Income Data*	For the Years Ended December 31,
	2016	2015	2014	2013	2012
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Revenues	$117,029,154	$117,908,416	$123,571,455	$113,891,989	$122,397,886
Cost of goods sold	100,932,528	102,197,994	110,250,876	102,353,957	111,611,457
Gross profit	16,096,626	15,710,422	13,320,579	11,538,032	10,786,429
Selling and distribution expenses	734,159	986,378	772,383	625,500	917,074
General and administrative expenses	6,376,383	4,478,413	6,340,584	3,485,118	3,950,934
Total Operating Expenses	7,110,542	5,464,791	7,112,967	4,110,618	4,868,008
Income from operations	8,986,084	10,245,631	6,207,612	7,427,414	5,918,421

Financial expenses, net	(2,827,138)	(2,823,952)	(2,401,268)	(2,696,966)	(3,556,045)
Other income, net	90,584	371,894	907,941	558,426	911,430
Income before income taxes	6,249,530	7,793,573	4,714,285	5,288,874	3,273,806
Income taxes	(926,048)	(1,180,167)	(578,727)	(1,219,030)	(575,428)
Net income	5,323,482	6,613,406	4,135,558	4,069,844	2,716,378
Less: Net Income attributable to non-controlling interest	499,509	716,602	276,682	426,440	335,099

Net income attributable to controlling interest	4,823,973	5,896,804	3,858,876	3,643,404	2,381,279
Other comprehensive income
Foreign currency translation gain (loss)	(6,975,100)	(5,829,470)	779,135	1,647,348	703,573

Total other comprehensive income (loss)	(6,975,100)	(5,829,470)	779,135	1,647,348	703,573
Comprehensive Income (loss)	(2,151,127)	67,334	4,638,011	5,290,752	3,084,852

Weighted average shares outstanding	19,804,164	19,862,537	19,901,959	19,901,959	19,942,333

Earnings per share**	0.24	0.30	0.19	0.18	0.12

* The Selected Consolidated Statement of Income Data for 2012, 2013 and 2014 was audited by BDO China Da Hua CPA Co. Ltd. and the data for 2015 and 2016 was audited by BDO China Shu Lun Pan Certified Public Accountants LLP.

** Calculation is based on net income attributable to controlling interest and the weighted average shares outstanding, excluding foreign currency translation gain (loss).

Selected Balance Sheets Data*	December 31,
	2016	2015	2014	2013	2012
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Cash and cash equivalents	$217,631	$812,277	$684,592	$1,139,450	$1,996,764
Total current assets	132,425,505	144,772,273	159,358,503	169,273,347	165,023,097
Total long-term assets	8,018,247	9,468,260	11,405,994	12,755,970	21,958,617
Total assets	140,443,752	154,240,533	170,764,497	182,029,317	186,981,714

Total liabilities	37,997,958	50,106,311	67,355,476	83,534,989	94,204,578
Total shareholders’ equity	102,445,794	104,134,222	103,409,021	98,494,328	92,777,136
Total liabilities and shareholders’ equity	140,443,752	154,240,533	170,764,497	182,029,317	186,981,714

* The Balance Sheets Data for 2012, 2013 and 2014 was audited by BDO China Da Hua CPA Co., Ltd. and the data for 2015 and 2016 was audited by BDO China Shu Lun Pan Certified Public Accountants LLP.

SELECTED HISTORICAL FINANCIAL INFORMATION OF AADRF

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “AADRF’s Management Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement. The consolidated statements of income data for the three months ended March 31, 2016 and 2017 and the balance sheet data as of March 31, 2017 are derived from unaudited consolidated financial statements included elsewhere in this proxy statement. The consolidated statements of income data for the fiscal years ended December 31, 2015 and 2016 and the balance sheet data as of December 31, 2015 and 2016 are derived from audited consolidated financial statements included elsewhere in this proxy statement. The consolidated statements of income data for the fiscal years ended December 31, 2012, 2013 and 2014 and the balance sheet data as of December 31, 2012, 2013 and 2014 are not included in this proxy statement. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	For the Years ended December 31,		For the Three Months ended March 31,
	2016	2015	2017	2016

Product	$1,757,849	$1,417,504	$596	$304,472
Service	937,661	-	1,301	-
Service – related party	1,407,201	-	51,359	-
Total revenues	4,102,711	1,417,504	53,256	304,472
Cost of product	527,278	854,550	11,974	57,069
Cost of service	247,870	-	2,123	-
Cost of service – related party	389,933	-	83,799	-
Total cost of revenues	1,165,081	854,550	97,896	57,069
Gross profit (loss)	2,937,630	562,954	(44,640)	247,403
Selling, general and administrative expenses	6,591,907	2,632,625	1,151,068	1,289,158
Research and development	1,057,640	2,966,075	167,465	703,873
Total operating expenses	7,649,547	5,598,700	1,318,533	1,993,031
Loss from operations	(4,711,917)	(5,035,746)	(1,363,173)	(1,745,628)
Other expense, net	(743,806)	(514,966)	(482,711)	(295,728)
Loss before noncontrolling interest /Net loss	(5,455,723)	(5,550,712)	(1,845,884)	(2,041,356)
Less: Net loss attributable to noncontrolling interest	(141,562)	(513,850)	(87,929)	(133,420)
Net loss attributable to America-Asia Diabetes Research Foundation	$(5,314,161)	$(5,036,862)	$(1,757,955)	$(1,907,936)

Selected Balance Sheets Data	December 31, 2016	December 31, 2015	March 31, 2017

Cash and cash equivalents	$325,406	$2,792,374	$2,088,481
Total current assets	1,547,112	3,874,572	3,017,348
Total long-term assets	8,948,972	771,952	8,981,881
Total assets	10,496,084	4,646,524	11,999,229

Total liabilities	33,782,072	28,481,474	4,707,303
Total shareholders’ equity (deficiency)	(23,285,988)	(23,834,950)	7,291,926
Total liabilities and shareholders’ equity (deficiency)	10,496,084	4,646,524	11,999,229

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement.

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the Acquisition and Spin-Off, are factually supportable and are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the company upon consummation of the Acquisition and Spin-Off.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. Ossen and AADRF have not had any historical relationship prior to the Acquisition and Spin-Off. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

			Pro Forma
Balance Sheet Data	Ossen	AADRF	Balance Sheet
	(Unaudited)	(Unaudited)	(Unaudited)
As of March 31, 2017:

Cash and cash equivalents	$742,415	$2,088,481	$2,088,481
Total current assets	134,692,642	3,017,348	3,017,348
Total long-term assets	7,880,068	8,981,881	8,981,881
Total Assets	142,572,710	11,999,229	11,999,229
Total Liabilities	39,323,157	4,707,303	4,707,303

Common stock	200,000	29,976	893,930
Stock subscription receivable	-	(750,000)	(750,000)
Additional paid-in-capital	33,971,455	39,920,427	39,248,626
Statutory reserve	6,147,452	-	-
Retained earnings (accumulated deficit)	54,615,873	(33,110,359)	(33,110,359)
Treasury stock	(192,153)	-	(192,153)
Accumulated other comprehensive income (loss)	(3,677,790)	1,828,958	1,828,958
Noncontrolling interests	12,184,716	(627,076)	(627,076)
Total shareholders' equity	$103,249,553	$7,291,926	$7,291,926

			Pro Forma
	Ossen	AADRF	Balance Sheet
	(Audited)		(Unaudited)
As of December 31, 2016:

Cash and cash equivalents	$217,631	$325,406	$325,406
Total current assets	132,425,505	1,547,112	1,547,112
Total long-term assets	8,018,247	8,948,972	8,948,972
Total Assets	140,443,752	10,496,084	10,496,084
Total Liabilities	37,997,958	33,782,072	33,782,072

Common stock	200,000	14,078	893,930
Additional paid-in-capital	33,971,455	4,364,510	3,676,811
Statutory reserve	6,123,022	-	-
Retained earnings (accumulated deficit)	54,590,589	(31,352,404)	(31,352,404)
Treasury stock	(192,153)	-	(192,153)
Accumulated other comprehensive income (loss)	(4,378,873)	4,223,834	4,223,834
Noncontrolling interests	12,131,754	(536,006)	(536,006)
Total shareholders' equity (Deficiency)	$102,445,794	$(23,285,988)	$(23,285,988)

Income Statement Data:			Pro Forma
			Statement of
	Ossen	AADRF	Operations
	(Unaudited)	(Unaudited)	(Unaudited)
For the Three Months ended March 31, 2017

Revenues	$25,582,538	$53,256	$53,256
Cost of revenues	23,809,907	97,896	97,896
Gross profit (loss)	1,772,631	(44,640)	(44,640)
Selling, general and administrative expenses	1,271,446	1,151,068	1,151,068
Research and development	-	167,465	167,465
Income (loss) from operations	501,185	(1,363,173)	(1,363,173)
Other expense, net	(399,259)	(482,711)	(482,711)
Provision for income taxes	750	-	-
Net income (loss)	$102,676	$(1,845,884)	$(1,845,884)

			Pro Forma
			Statement of
	Ossen	AADRF	Operations
	(Audited)		(Unaudited)
For the Year Ended December 31, 2016

Revenues	$117,029,154	$4,102,711	$4,102,711
Cost of revenues	100,932,528	1,165,081	1,165,081
Gross profit	16,096,626	2,937,630	2,937,630
Selling, general and administrative expenses	7,110,542	6,591,907	6,591,907
Research and development	-	1,057,640	1,057,640
Income (loss) from operations	8,986,084	(4,711,917)	(4,711,917)
Other expense, net	(2,736,554)	(743,806)	(743,806)
Provision for income taxes	(926,048)	-	-
Net income (loss)	$5,323,482	$(5,455,723)	$(5,455,723)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this proxy statement. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for our business, and the timing and ability for us to complete the Acquisition and the Spin-Off. Specifically, forward-looking statements may include statements relating to:

•	the benefits of the Acquisition and the Spin-Off;

•	the future financial performance of the Company following the Acquisition and the Spin Off;

•	expansion plans and opportunities for San Meditech’s business; and

•	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These forward-looking statements are based on information available as of the date of this proxy statement, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the proposals set forth in this proxy statement. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Exchange Agreement or the Purchase Agreement;

•	the outcome of any legal proceedings that may be instituted against San Meditech or Ossen following announcement of the Acquisition or the Spin-Off and the transactions contemplated thereby;

•	the inability to complete the transactions contemplated by the Acquisition due to the failure to obtain approval of the shareholders of Ossen, or other conditions to closing in the Exchange Agreement or the Purchase Agreement;

•	the inability to maintain the listing of the Company’s ADSs on the Nasdaq Capital Market in connection with the Acquisition and the Spin-Off;

•	the risk that the Acquisition or the Spin-Off disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein;

•	the ability to recognize the anticipated benefits of the Acquisition and the Spin-Off, which may be affected by, among other things, competition and the ability of the combined business to grow and manage growth profitably;

•	costs related to the Acquisition and the Spin-Off;

•	changes in applicable laws or regulations;

•	the possibility that San Meditech or Ossen may be adversely affected by other economic, business, and/or competitive factors; and

•	other risks and uncertainties indicated in this proxy statement, including those under “Risk Factors.”

RISK FACTORS

The following risk factors apply to the business and operations of AADRF, Ossen, the Acquisition and the Spin-Off and the business and operations of the company following the completion of the Acquisition and the Spin-Off. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of AADRF You should carefully consider the following risk factors in addition to the other information included in this proxy statement, including matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Risks Relating to the Acquisition and Spin-Off

Subsequent to the consummation of the Acquisition and the Spin-Off, we may be required to take writedowns or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

Although we have conducted due diligence on AADRF, we cannot assure you that this diligence revealed all material issues that may be present in AADRF’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of our and AADRF’s control will not later arise. As a result, we may be forced to later write down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about the Company or its securities. In addition, charges of this nature may cause us to be unable to obtain future financing on favorable terms or at all.

The unaudited pro forma financial information included in this document may not be indicative of what our actual financial position or results of operations would have been.

The unaudited pro forma financial information in this proxy statement is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Acquisition and the Spin-Off been completed on the dates indicated. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

We will have limited protection in the event that any of the representations and warranties made by Sellers or AADRF in the Exchange Agreement ultimately proves to be inaccurate or incorrect.

Ossen and its shareholders will have limited protection if any representation or warranty made by Sellers or AADRF in the Exchange Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, Ossen would have limited indemnification claims with respect thereto and its financial condition or results of operations could be adversely affected.

We may waive one or more of the conditions to the Acquisition and the Spin-Off.

We may agree to waive, in whole or in part, some of the conditions to our obligations to complete the Acquisition and the Spin-Off, to the extent permitted by our charter and applicable laws. For example, it is a condition to our obligations to close the Acquisition and the Spin-Off that AADRF’s representations and warranties are true and correct in all respects as of the closing date, except for such inaccuracies that, individually or in the aggregate, would not result in a Material Adverse Effect (as defined in the Exchange Agreement). However, if our board of directors determines that it is in the shareholders’ best interest to waive any such breach, then the board may elect to waive that condition and close the Acquisition and the Spin-Off.

Our proposed dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have proposed to adopt an amended and restated memorandum and articles of association, which will become effective immediately prior to the consummation of the Acquisition and will replace our Current Charter in its entirety. Our Amended Charter provides that, immediately prior to the completion of the Acquisition, we will have two classes of shares, Class A ordinary shares and Class B ordinary shares. Our maximum number of shares authorized to be issued upon completion of the Acquisition will be (1) 125,000,000 Class A ordinary shares of a par value of $0.01 each, and (2) 25,000,000 Class B ordinary shares of a par value of $0.01 each.

All ordinary shares (including shares underlying ADSs), except for the ordinary shares to be forfeited by Dr. Tang pursuant to the Purchase Agreement, that are outstanding immediately prior to the completion of the Acquisition and Spin-Off will be automatically redesignated or converted into Class A ordinary shares. Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share. 18,612,769 of the Exchange Shares to be issued to Sellers in connection with the Acquisition will be designated as Class B ordinary shares, representing an aggregate of 186,127,690 votes, and the remaining 62,630,231 Exchange Shares to be issued to Sellers in connection with the Acquisition will be designated as Class A ordinary shares, representing an aggregate of 62,630,231 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, for so long as initial holders of the Class B ordinary shares, in the aggregate, hold at least 5% of our issued and outstanding shares, on a fully diluted basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these two classes of ordinary shares, Sellers will own approximately 91.1% (or approximately 89.75% in the event that the Earn-Out Shares are forfeited) of our total issued and outstanding ordinary shares and 96.9% (or approximately 95.6% in the event that the Earn-Out Shares are forfeited) of the voting power of our outstanding shares immediately after the Acquisition and Spin-Off. Therefore, Sellers will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our ability to successfully effect the Acquisition and the Spin-Off and successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel, including the key personnel of AADRF, all of whom we expect to stay with AADRF following the Acquisition and the Spin-Off. The loss of such key personnel could negatively impact the operations and profitability of the post-combination business.

Our ability to successfully effect the Acquisition and the Spin-Off and successfully operate the business is dependent upon the efforts of certain key personnel, including the key personnel of AADRF Although we expect all of such key personnel to remain with AADRF following the Acquisition and the Spin-Off, it is possible that we will lose some key personnel, the loss of which could negatively impact the operations and profitability of our post-combination business. In addition, we do not have key-man insurance on the life of, any of our directors or executive officers. The unexpected loss of the services of one or more of our directors or executive officers could adversely impact our ability to complete the Acquisition and the Spin-Off. Furthermore, our assessment of these individuals may not prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

A market for our ADSs may not continue, which would adversely affect the liquidity and price of our ADSs.

Following the Acquisition and the Spin-Off, as well as the anticipated concurrent change in ratio of our ADSs, the price of our ADSs may fluctuate significantly due to the market’s reaction to the Acquisition and the Spin-Off and general market and economic conditions. An active trading market for our ADSs following the Acquisition and the Spin-Off may never develop or, if developed, it may not be sustained. In addition, the price of our ADSs after the Acquisition and the Spin-Off can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our ADSs are not listed on, or become delisted from, the NASDAQ for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our ADSs may be more limited than if we were quoted or listed on the NASDAQ or another national securities exchange. You may be unable to sell your ADSs unless a market can be established or sustained.

Although we expect that our ADSs will remain listed on the NASDAQ after the Acquisition and the Spin-Off, there can be no assurance that our ADSs will continue to be so listed or, if listed, that we will be able to comply with the continued listing standards of the NASDAQ.

We intend to apply for the continued listing of our ADSs on the NASDAQ subsequent to the closing of the Acquisition and the Spin-Off. To continue listing our ADSs on the NASDAQ subsequent to the closing of the Acquisition and the Spin-Off, we will be required to demonstrate compliance with NASDAQ’s initial listing standards, which are more rigorous than NASDAQ’s continued listing requirements, including that our ADSs trade at a minimum of $4.00 per ADS. We cannot assure you that we will be able to meet those initial listing standards at that time.

If, after the Acquisition and the Spin-Off, the NASDAQ delists our ADSs from trading on its exchange due to our failure to meet the NASDAQ’s initial and/or continued listing standards, we and our shareholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•	a determination that our ordinary shares are a “penny stock,” which will require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

If the Acquisition and the Spin-Off’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of our securities may decline.

If the benefits of the Acquisition and the Spin-Off do not meet the expectations of investors or securities analysts, the market price of the Company’s ADSs prior to the closing of the Acquisition and the Spin-Off may decline. The market values of our securities at the time of the Acquisition and the Spin-Off may vary significantly from their prices on the date the Exchange Agreement was executed, the date of this proxy statement, or the date on which our shareholders vote on the Acquisition and the Spin-Off.

In addition, following the Acquisition and the Spin-Off, fluctuations in the price of our ADSs could contribute to the loss of all or part of your investment. Prior to the Acquisition and the Spin-Off, there has not been a public market for AADRF’s securities. Accordingly, the valuation ascribed to AADRF and our ADSs in the Acquisition and the Spin-Off may not be indicative of the price that will prevail in the trading market following the Acquisition and the Spin-Off. If an active market for our ADSs develops and continues, the trading price of our ADSs following the Acquisition and the Spin-Off could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our ADSs and our ADSs may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our ADSs may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and the NASDAQ in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Company could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Following the Acquisition and the Spin-Off, the Company’s business and share prices may suffer as a result of its lack of public company operating experience of new management and if securities or industry analysts do not publish or cease publishing research or reports about the Company, its business, or its market, or if they change their recommendations regarding our ordinary shares adversely, the price and trading volume of our ordinary shares could decline.

Prior to the completion of the Acquisition and the Spin-Off, AADRF has been a privately-held company. The lack of incoming management’s public company operating experience may make it difficult to forecast and evaluate its future prospects. If the Company is unable to execute its business strategy, either as a result of its inability to manage effectively its business in a public company environment or for any other reason, the Company’s business, prospects, financial condition and operating results may be harmed.

The trading market for our ADSs will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on the Company. If no securities or industry analysts commence coverage of the Company, our ADS prices and trading volume would likely be negatively impacted. If any of the analysts who may cover the Company change their recommendation regarding our ADSs adversely, or provide more favorable relative recommendations about our competitors, the price of our ADSs would likely decline. If any analyst who may cover the Company were to cease coverage of the Company or fail to regularly publish reports on it, we could lose visibility in the financial markets, which could cause our ADS prices or trading volume to decline.

Directors, officers and affiliates of Ossen have potential conflicts of interest in recommending that shareholders vote in favor of approval of the Acquisition and the Spin-Off and the other transactions described in this proxy statement.

When considering the Ossen board of directors’ recommendation that the Ossen shareholders vote in favor of the approval of the Acquisition Proposal and the Spin-Off Proposal, Ossen shareholders should be aware that directors, executive officers and affiliates of Ossen have interests in the Acquisition and Spin-Off that may be different from, or in addition to, the interests of Ossen shareholders. These interests include:

•	Pursuant to the Purchase Agreement, Dr. Liang Tang, the Chairman of Ossen and sole shareholder of EK, will receive 100% of the equity interest of OIM, which, through its subsidiaries, operates the current business of Ossen. Dr. Tang owns approximately 59.9% of the issued and outstanding shares of Ossen, which shares will be cancelled as consideration for EK’s purchase of OIM;

•	Wei Hua, Ossen’s Chief Executive Officer and Chief Financial Officer, owns 600,000 ordinary shares and an affiliate of Ossen own 600,000 ordinary shares, and each is expected to continue to hold such shares after the consummation of the Acquisition and Spin-Off; and

•	the continued indemnification of current directors and officers of Ossen and AADRF

These interests may influence the Ossen directors in making their recommendation that you vote in favor of the approval of the Acquisition Proposal, the Spin-Off Proposal and the other transactions described in this proxy statement.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs is highly volatile and subject to wide fluctuations in response to various factors, including the following:

·	actual or anticipated fluctuations in our quarterly operating results and revisions to our expected results;

·	changes in financial estimates by securities research analysts;

·	conditions in the markets for our products;

·	changes in the economic performance or market valuations of companies specializing in our industry or our customers or their industries;

·	changes in market valuations of U.S. listed companies headquartered in China, and in particular small capitalization companies;

·	announcements by us or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

·	addition or departure of our senior management and key personnel;

·	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

·	litigation related to our intellectual property;

·	release or expiry of transfer restrictions on our outstanding ordinary shares;
·	ratio changes for our ADR program that we may effect from time to time; and

·	sales or perceived potential sales of our ADSs.

In addition, the securities market has from time to time, and to an even greater degree over the past several years, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In the event that market price of our ADSs is below $1 for more than 30 consecutive business days we will fail to meet the requirements of NASDAQ listing rules. Furthermore, in the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

We may be precluded from paying any dividends on our ADSs.

Under British Virgin Islands law, we may pay dividends if the directors declare that the company is able to satisfy the provisions of Section 57 of the BVI Act. Pursuant to this provision, the company, immediately after the distribution, must satisfy the solvency test, in so far as its assets exceeds its liabilities, and the company must be able to pay its debts as they become due. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. Even if we are able to pay dividends, we cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of our ADSs may not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs appoint the depositary or its nominee as their representative to exercise the voting rights attached to the ordinary shares represented by ADRs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise your right to vote.

Your right to participate in any rights offering may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights, and the securities to which the rights relate, under the Securities Act, or unless an exemption from registration is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings as a result.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

If equity research analysts do not publish research or reports about our company or if they issue unfavorable commentary or downgrade our ADSs, the price of our ADSs could decline.

The trading market for our ADSs relies in part on the research and reports that equity research analysts publish about us and our company. We do not control these analysts. The price of our ADSs could decline if one or more equity analysts downgrade our ordinary shares or if they issue other unfavorable commentary, or cease publishing reports, about us or our company.

Risks Related to San Meditech’s Business and Operations

In the event the Acquisition and Spin-Off is completed, San Meditech will become a wholly-owned subsidiary of Ossen and comprise substantially all of Ossen’s consolidated assets and revenues following the Acquisition. Therefore, the following risk factors that apply to the current business and operations of San Meditech will also apply to the business and operations of Ossen following the Acquisition.

Approval of San Meditech’s product license is currently pending, and limited revenues are anticipated until such approval is obtained.

San Meditech’s revenues consist of CGM systems sales revenue and related technical support service revenue. Total revenue decreased by approximately $0.3 million, or approximately 82.5%, to approximately $53,000 for the three months ended March 31, 2017, compared to approximately $0.3 million for the three months ended March 31, 2016. The decrease was primarily attributable to the fact that San Meditech’s CGM products sales license expired during the three months ended March 31, 2017, the renewal process was delayed and to date such renewal license has not been received. San Meditech’s strategy is to wait until the approval of the CGM renewal sales licenses before they will continue to manufacture and sell their products. There is no guarantee that the company will receive approval to continue selling its CGM systems. Until such time as the approval is obtained, we anticipate that San Meditech’s revenues will be limited and San Meditech will generate substantial losses during such time.

We have incurred losses since inception and anticipate that we will incur continued losses in the future.

We have incurred net losses since our inception, including a net loss of $5.5 million for the twelve months ended December 31, 2016 and a net loss of approximately $1.8 million for the three months ended March 31, 2017. We have financed our operations primarily through private offerings of equity securities and debt, and the sales of our products. We have devoted substantial resources to:

•	research and development relating to our continuous glucose monitoring systems;
•	sales and marketing and manufacturing expenses associated with the commercialization of our products; and

•	expansion of our workforce.

We expect our research and development expenses to increase in connection with our clinical trials and other development activities related to our products, including our next generation sensors, transmitters and sensor augmented insulin pumps, as well as other collaborations. This increase of expenses is also expected to occur due to increasing costs related to our marketing activities, including patient and distributor training and the expansion of our production capability. We also expect that our general and administrative expenses will continue to increase due to the additional operational and regulatory burdens applicable to public healthcare and medical device companies. As a result, we expect we may continue to incur operating losses in the future. These losses, among other things, have had and will continue to have an adverse effect on our shareholders' equity.

If we are unable to continue the development of an adequate sales and marketing organization, or if our direct sales organization is not successful, we may have difficulty achieving market awareness and selling our products.

To achieve commercial success for our current and future products, we must continue to develop and grow our sales and marketing organization and enter into partnerships or other arrangements to market and sell our products. Developing and managing a direct sales organization is a difficult, expensive and time consuming process. To be successful we must:

•	recruit and retain adequate numbers of effective and experienced sales personnel;
•	effectively train our sales personnel in the benefits and risks of our products;
•	establish and maintain successful sales, marketing and education programs that educate endocrinologists, physicians and diabetes educators so they can appropriately inform their patients about our products; and
•	manage geographically disbursed sales and marketing operations.

We currently employ a direct sales force to market our products in China. Our direct sales force calls directly on healthcare providers and distributors to initiate sales of our products. Our sales organization competes with the experienced, larger and well-funded marketing and sales operations of our competitors. Our biggest competitor in this space is Medtronic. We may not be able to successfully manage our dispersed sales force, or increase our product sales at acceptable rates.

We have also entered into distribution arrangements to leverage existing distributors already engaged in the diabetes marketplace. Our distributors in China comprise of physical examination companies, healthcare insurance companies and healthcare providers. The end-users of our products include type-2 diabetic patients and existing customers. Our distributors in Europe comprise of traditional glucose meter manufacturers. The end-users are their existing customers. Our distribution partners call directly on healthcare providers and patients to market and sell our products in China. Each distributor contract we enter into has minimum sales requirements. If the distributors are not able to meet these minimum sales requirements within the specified period of time, our practice is to terminate the distribution contract with that distributor and change distributors. Therefore, we are not dependent on any one distributor. Because of the competition for their services, we may be unable to partner with or retain additional qualified distributors. Further, we may not be able to enter into agreements with distributors on commercially reasonable terms, if at all. Our distributors might not have the resources to continue to support our recent rapid growth.

We may require additional funding to continue the commercialization of our products, or the development and commercialization of our future generation continuous glucose monitoring systems.

We have invested substantial amounts of cash, almost 200 million yuan (approximately $30 million) in research and development since inception. We developed a glucose monitoring sensor and are still continuing to improve the user experience. Our CGM-303 product is one of the first CGM devices which provide downloadable sensor data to mobile devices. We are now developing a healthcare system that integrates multiple physical parameters and intelligent glucose management tools. These new systems require a number of clinical studies. We expect to continue spending substantial amounts on commercializing our products, including research and development and conducting clinical trials for our next generation continuous glucose monitoring systems, also for new product application, which is projected to be $15 million in 3 years. We believe CGM-303 may have as many as 2 million subscribed users in the coming years. If the market penetration rate grows fast in a short time, we will need funding to build up new production line, which is approximately $12 million. The production technology is sophisticated and requires a lot of resources to manufacture high-quality product, the expenses we incur in manufacturing depends on the scale of capacity. The production capacity expansion and research and development investments is projected to contribute $30 million per year. Although we expect that our cash generated by operations will increase in each of the next several years, we may need additional funds to continue the commercialization of our current products and to develop and commercialize our next generation sensors and systems. Additional financing may not be available on a timely basis on terms acceptable to us, or at all. Any additional financing may be dilutive to shareholders or may require us to grant a lender a security interest in our assets. The amount of funding we may need will depend on many factors, including:

•	the revenue generated by sales of our products and other future products;
•	the costs, timing and risks of delay of additional regulatory approvals;
•	the expenses we incur in manufacturing, developing, selling and marketing our products;
•	our ability to scale our manufacturing operations to meet demand for our current and any future products;
•	the costs to produce our continuous glucose monitoring systems or future products;
•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•	the rate of progress and cost of our clinical trials and other development activities;
•	the success of our research and development efforts;
•	the emergence of competing or complementary technologies;
•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;
•	the cost of ongoing compliance with legal and regulatory requirements, and third party payors' policies;
•	the cost of obtaining and maintaining regulatory or payor clearance or approval for our current or future products including those integrated with other companies' products; and
•	the acquisition of businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

If adequate funds are not available, we may not be able to commercialize our products at the rate we desire and we may have to delay development or commercialization of our other products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce sales, marketing, customer support or other resources devoted to our products. Any of these factors could harm our financial condition.

If we are unable to establish adequate sales, marketing and distribution capabilities or enter into and maintain arrangements with third parties to sell, market and distribute our products, our business may be harmed.

We have entered into distribution arrangements to leverage established distributors already engaged in the healthcare industry in China. We cannot guarantee that these relationships will continue or that we will be able to maintain this volume of sales from these relationships in the future. A substantial decrease or loss of these sales could have a material adverse effect on our operating performance. To the extent that we enter into additional arrangements with third parties to perform sales, marketing, distribution and billing services, our product margins could be lower than if we directly marketed and sold our products. To the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenue received will depend on the skills and efforts of others, and we cannot predict whether these efforts will be successful. In addition, if we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate adequate product revenue and may not become profitable.

If insurance companies do not provide reimbursement for our product, our sales will be harmed.

In China, our product is usually reimbursed by insurance in most regions for in-hospital patients. The insurance is provided by the government’s healthcare program and the coverage is limited in in-hospital diabetic patients. Each city and province has the right to limit the reimbursed coverage including the type of patients covered. If any given city or province limits reimbursements for our products, we cannot guarantee that the relationships with our distributors (partners) will continue, or we will be able to maintain current sales volume from these relationships in the future. Additionally, we are not covered by any healthcare insurance outside China and we may not be reimbursed in Europe where most CGM sales come from insurance reimbursement. This may harm our sales opportunities and volume in Europe.

We may not be able to establish adequate manufacturing capability to scale up our product production.

We do not currently have the manufacturing capabilities to manufacture our product on a large scale and may not be able to secure relationships with third-party manufacturers for upscaling our product manufacturing capabilities. If we are unable to establish adequate manufacturing channels, we may not generate adequate product revenue and may not become profitable.

We depend on third-party suppliers for raw materials and any need to replace suppliers may affect the yield rate on our product and delay product shipments.

We rely on third-party suppliers for raw materials used to manufacture our product. While we currently have several third-party supplier relationships for most of our materials, it is possible that in the future none of our suppliers are able to meet our needs or supply the materials we need in a timely manner. Changing suppliers may decrease the yield rate of our product, increase the cost of our product or delay our ability to ship our product to distributors on a timely basis.

Potential long-term complications from our current or future products or other continuous glucose monitoring systems under development may not be revealed by our clinical experience to date.

Based on our experience, complications from use of our products may include sensor errors, sensor failures, broken sensors, lodged sensors or skin irritation under the adhesive dressing of the sensor, inflammation or redness, swelling, minor infection, and minor bleeding at the sensor insertion site. Additionally, the extended use of our products may increase the likelihood of suffering from the above listed complications. If unanticipated long-term side-effects result from the use of our products or other glucose monitoring systems under development, we could be subject to liability and the adoption of our systems may become more limited. We cannot assure you that repeated, long-term use would not result in unanticipated adverse effects, potentially even after the sensor is removed.

We face the risk of product liability claims and may not be able to maintain or obtain insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices, including those which may arise from the misuse (including system hacking or other unauthorized access by third parties to our systems) or malfunction of, or design flaws in, our products. We may be subject to product liability claims if our products cause, or merely appear to have caused, an injury. Claims may be made by customers, healthcare providers or others selling our products. The risk of claims may also increase if our products are subject to a product recall or seizure.

Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverage may not be adequate to protect us against any future product liability claims. Further, if additional products are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could result in significant costs and significant harm to our business.

We may be subject to claims against us even if the apparent injury is due to the actions of others or misuse of the device. Our customers, either on their own or following the advice of their physicians, may use our products in a manner not described in the products’ labeling and that differs from the manner in which it was used in clinical studies and approved by the CFDA. For example, our current systems are designed to be used by an individual continuously for up to five days, but the individual might be able to circumvent the safeguards designed into the systems and use the products for longer than five days. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial volunteers or result in reduced acceptance of our products in the market.

Failure to protect our information technology infrastructure against cyber-based attacks, network security breaches, service interruptions, or data corruption could significantly disrupt our operations and adversely affect our business and operating results.

We rely on information technology and telephone networks and systems, including the Internet, to process and transmit sensitive electronic information and to manage or support a variety of business processes and activities, including sales, billing, customer service, procurement and supply chain, manufacturing, and distribution. We use enterprise information technology systems to record, process, and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal, and tax requirements. Our information technology systems, some of which are managed by third-parties, may be susceptible to damage, disruptions or shutdowns due to computer viruses, ransomware or other malware, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, user errors or catastrophic events. Although we have developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third party vendor, such measures cannot provide absolute security. If our systems are breached or suffer severe damage, disruption or shutdown and we are unable to effectively resolve the issues in a timely manner, our business and operating results may significantly suffer and we may be subject to litigation, government enforcement actions and other actions for which we could face financial liability and other adverse consequences which may include:

•	loss of existing customers;

•	difficulty in attracting new customers;

•	problems in determining product cost estimates and establishing appropriate pricing;

•	difficulty in preventing, detecting, and controlling fraud;

•	disputes with customers, physicians, and other health care professionals;

•	increases in operating expenses, incurrence of expenses, including remediation costs;

•	loss of revenues;

•	product development delays;

•	disruption of key business operations; and

•	diversion of attention of management and key information technology resources.

If our efforts to protect the security of information about our patients are unsuccessful, we could become subject to costly government enforcement actions and private litigation and our sales and reputation could suffer.

The nature of our business involves the receipt and storage of information about our patients. We have implemented programs to detect and alert us to data security incidents. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures. We believe that companies have been increasingly subject to a wide variety of security incidents, cyber-attacks and other attempts to gain unauthorized access. These threats can come from a variety of sources, ranging in sophistication from an individual hacker to malfeasance by employees, consultants or other service providers to state-sponsored attacks. Cyber threats may be generic, or they may be custom-crafted against our information systems. Over the past several years, cyber-attacks have become more prevalent and much harder to detect and defend against. Our network and storage applications may be vulnerable to cyber-attack, malicious intrusion, malfeasance, loss of data privacy or other significant disruption and may be subject to unauthorized access by hackers, employees, consultants or other service providers. In addition, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities through fraud, trickery or other forms of deceiving our employees, contractors and temporary staff. If there are significant breaches of our data security or we fail to detect and appropriately respond to significant data security breaches, we could be exposed to government enforcement actions and private litigation. In addition, our patients could further lose confidence in our ability to protect their information, which could cause them to discontinue using our products or purchasing from us altogether.

Our products may not achieve significant market acceptance.

We expect that sales of our current products will account for substantially all of our product revenue for the foreseeable future. Our new products, the CGM-203 and CGM-303, are currently in the process of getting CFDA approval. We plan to launch the CGM-203 in the third quarter of 2017 in China. Both products received European CE mark in the first quarter of 2017. If and when we receive CFDA approval for and begin commercialization of our next generation continuous glucose monitoring systems and sensors, we expect most patients will migrate onto those systems. Notwithstanding our prior experience in selling our products, we might be unable to successfully expand the commercialization of our products on a wide scale for a number of reasons, including:

•	widespread market acceptance of our products by physicians and people with diabetes will largely depend on our ability to demonstrate their relative safety, efficacy, reliability, cost-effectiveness and ease of use;

the limited size of our sales force;

•	we may not have sufficient financial or other resources to adequately expand the commercialization efforts for our products;

•	our CFDA submissions may be delayed, or approved with limited product labeling

•	we may not be able to manufacture our products in commercial quantities or at an acceptable cost;

•	people with diabetes do not generally receive broad reimbursement from third-party payers for their purchase of our products since many payers require that a policy holder meet specific medical criteria to qualify for reimbursement, which may reduce widespread use of our products;

•	the uncertainties associated with establishing and qualifying new manufacturing facilities for expanded production and demand of our products;

•	our systems are not labeled as a replacement for the information that is obtained from single-point finger stick devices;

•	people with diabetes will need to incur the costs of our systems in addition to single-point finger stick devices;

•	the relative immaturity of the continuous glucose monitoring market internationally, and the general absence of international reimbursement of continuous glucose monitoring devices by third-party payors and government healthcare providers;

•	the introduction and market acceptance of competing products and technologies;

•	our inability to obtain sufficient quantities of supplies at appropriate quality levels from our key suppliers;

•	our inability to manufacture products that perform in accordance with expectations of consumers; and

•	rapid technological change may make our technology and our products obsolete.

Our products are more invasive than current self-monitored glucose testing systems, including single-point finger stick devices, and people with diabetes may be unwilling to insert a sensor in their body, especially if their current diabetes management involves no more than two finger sticks per day. Moreover, people with diabetes may not perceive the benefits of continuous glucose monitoring and may be unwilling to change their current treatment regimens. In addition, physicians tend to be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products. Physicians may not recommend or prescribe our products until (i) there is more long-term clinical evidence to convince them to alter their existing treatment methods, (ii) there are additional recommendations from prominent physicians that our products are effective in monitoring glucose levels and (iii) reimbursement or insurance coverage is more widely available. We cannot predict when, if ever, physicians and people with diabetes may adopt more widespread use of continuous glucose monitoring systems, including our systems. If our systems do not achieve an adequate level of acceptance by people with diabetes, physicians and healthcare payors, we may not generate significant product revenue and we may not become profitable.

Current uncertainty in global economic and political conditions makes it particularly difficult to predict product demand and other related matters and makes it more likely that our actual results could differ materially from expectations.

Our operations and performance depend on worldwide economic and political conditions. These conditions have been adversely impacted by continued global economic uncertainty, political instability and military hostilities in multiple geographies and monetary and financial uncertainties in China and other countries. These conditions have made and may continue to make it difficult for our customers and potential customers to afford our products, and could cause our customers to stop using our products or to use them less frequently. If that were to occur, our revenue may decrease and our performance may be negatively impacted. In addition, the pressure on consumers to absorb more of their own health care costs has resulted in some cases in higher deductibles and limits on durable medical equipment, which may cause seasonality in purchasing patterns. Furthermore, during economic uncertainty, our customers have had job losses and may continue to have issues gaining timely access to sufficient health insurance or credit, which could result in their unwillingness to purchase products or impair their ability to make timely payments to us. We cannot predict the reoccurrence of any economic slowdown or the strength or sustainability of the economic recovery, worldwide, in China, or in our industry. These and other economic factors could have a material adverse effect on our financial condition and operating results.

We depend on clinical investigators and clinical sites to enroll patients in our clinical trials and other third parties to manage the trials and to perform related data collection and analysis, and, as a result, we may face costs and delays that are outside of our control.

We rely on clinical investigators and clinical sites to enroll patients in our clinical trials and other third parties to manage the trial and to perform related data collection and analysis. However, we may not be able to control the amount and timing of resources that clinical sites may devote to our clinical trials. If these clinical investigators and clinical sites fail to enroll a sufficient number of patients in our clinical trials or fail to ensure compliance by patients with clinical protocols or fail to comply with regulatory requirements, we will be unable to complete these trials, which could prevent us from obtaining regulatory approvals for our products. Our agreements with clinical investigators and clinical sites for clinical testing place substantial responsibilities on these parties and, if these parties fail to perform as expected, our trials could be delayed or terminated. If these clinical investigators, clinical sites or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, or the clinical data may be rejected by the CFDA, and we may be unable to obtain regulatory approval for, or successfully commercialize, our products.

Our success will depend on our ability to attract and retain our personnel.

We depend to a significant degree on our senior management, especially Gang Hao, San Meditech’s CEO. Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future, including sales persons, scientists, clinicians, engineers and other highly skilled personnel. Competition for senior management personnel, as well as sales persons, scientists, clinicians and engineers, is intense and we may not be able to retain our personnel. The loss of the services of members of our senior management, scientists, clinicians or engineers could prevent the implementation and completion of our objectives, including the commercialization of our current products and the development and introduction of additional products. The loss of a member of our senior management or our professional staff would require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Each of our officers may terminate their employment at any time without notice and without cause or good reason. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees.

There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we fail to identify, attract, retain and motivate these skilled personnel, we may be unable to continue our development and commercialization activities.

Compliance with regulations relating to public company corporate governance matters and reporting is time consuming and expensive.

Many laws and regulations, notably those adopted in connection with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, new SEC regulations and The NASDAQ Stock Market listing rules, impose obligations on public companies, such as ours, which have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. Compliance with these laws and regulations, including enhanced new disclosures, has required and will continue to require substantial management time and oversight and the incurrence of significant accounting and legal costs. The effects of new laws and regulations remain unclear and will likely require substantial management time and oversight and require us to incur significant additional accounting and legal costs. Additionally, changes to existing accounting rules or standards, such as the potential requirement that U.S. registrants prepare financial statements in accordance with International Financial Reporting Standards, may adversely impact our reported financial results and business, and may require us to incur greater accounting fees.

If we are unable to successfully maintain effective internal control over financial reporting, investors may lose confidence in our reported financial information and our stock price and our business may be adversely impacted.

As a public company, we are required to maintain internal control over financial reporting and our management is required to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year. If we are not successful in maintaining effective internal control over financial reporting, there could be inaccuracies or omissions in the consolidated financial information we are required to file with the SEC. Additionally, even if there are no inaccuracies or omissions, we will be required to publicly disclose the conclusion of our management that our internal control over financial reporting or disclosure controls and procedures are not effective. These events could cause investors to lose confidence in our reported financial information, adversely impact our stock price, result in increased costs to remediate any deficiencies, attract regulatory scrutiny or lawsuits that could be costly to resolve and distract management’s attention, limit our ability to access the capital markets or cause our stock to be delisted from The NASDAQ Capital Market or any other securities exchange on which it is then listed.

The limited operating history of San Meditech makes it difficult to evaluate its business and prospects.

San Meditech commenced operations in December 2003 and has a limited operating history. Prior to November 2005, the company had limited operations and was focused primarily on research and development. For the years ended December 31, 2016 and 2015, San Meditech generated approximately $4.1 million and $1.4 million of revenue, respectively. However San Meditech’s growth rate from 2014 through December 2016 may not be indicative of future performance.

After the Acquisition, we may not be able to achieve similar results or grow at the same rate as San Meditech has in the past. It is also difficult to our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets such as the industrial and mining recycling industry may be exposed. After the Acquisition, we will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

•	obtain sufficient working capital and increase its registered capital to support expansion of our business;

•	comply with any changes in the laws and regulations of the PRC or local province that may affect our operations;

•	expand our customer base;

•	maintain adequate control of default risks and expenses allowing us to realize anticipated revenue growth;

•	implement our growth strategies and plans and adapt and modify them as needed;

•	integrate any future acquisitions; and

•	anticipate and adapt to changing conditions in the Chinese medical device industry resulting from changes in government regulations, mergers and acquisitions involving our competitors, and other significant competitive and market dynamics.

If we are unable to address any or all of the foregoing risks, our business may be materially and adversely affected.

San Meditech’s business is highly concentrated in one sector. Accordingly, its future revenue and earnings are more susceptible to fluctuations than a more diversified company.

San Meditech’s business activities includes primarily the sale of glucose monitoring systems. If San Meditech is unable to maintain and grow the operating revenues from this business or develop additional revenue streams, its future revenue and earnings are not likely to grow and could decline. San Meditech’s lack of significant product and business diversification could limit the opportunities for the growth of its business, revenues and profits.

Discontinuation of preferential tax treatment San Meditech currently enjoys may result in additional compliance obligations and costs so as to materially and adversely impact the company’s net income.

From 2014 through 2016, local tax authorities granted San Meditech the preferential income tax rate of 15% because San Meditech was entitled to the preferential rate as a “high-tech enterprise.” Our status as a “high-tech enterprise” expires on October 27, 2017 and we are in the process of applying for a renewal of this status. We cannot guarantee that the renewal of our “high-tech enterprise” status will be approved. The discontinuation of such preferential tax treatment may materially and adversely affect our results of operations.

Risks Related to Doing Business in China

A slowdown of the Chinese economy or adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

After the Acquisition and the Spin-Off, we will be a holding company and all of our operations will be entirely conducted in the PRC. Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. The annual rate of growth in the PRC declined from 7.7% in 2013 to 7.3% in 2014, and 6.9% in 2015. According to a recent State Information of China forecast, China’s economic growth rate in 2016 will slow to 6.5%, its lowest since 1990. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our products and may have a materially adverse effect on its business.

China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has grown significantly over the past few decades, this growth has remained uneven across different periods, regions and economic sectors.

The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any actions and policies adopted by the PRC government could negatively impact the Chinese economy or the economy of the region we serve, which could materially adversely affect our business.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of its operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct its business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activities and greater economic decentralization. However, the government of the PRC may not continue to pursue these policies, or may significantly alter these policies from time to time without notice.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our business. Consequently, neither we nor San Meditech can predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors.

San Meditech’s business is subject to extensive regulation and supervision by state, provincial and local government authorities, which may interfere with the way we conduct our business and may negatively impact its financial results.

San Meditech is subject to extensive and complex state, provincial and local laws, rules and regulations with regard to their loan operations, capital structure, maximum interest rates, allowance for loan losses, among other things, as set out in “Business — Applicable Government Regulations.” These laws, rules and regulations are issued by different central government ministries and departments, provincial and local governments and are enforced by different local authorities in Zhejiang Province and the city of Huzhou. As a result of the complexity, uncertainties and constant changes in these laws, rules and regulation, including changes in interpretation and implementation of such, the San Meditech’s business activities and growth may be adversely affected if they do not respond to the changes in a timely manner or are found to be in violation of the applicable laws, regulations and policies as a result of a different position from theirs taken by the competent authority in the interpretation of such applicable laws, regulations and policies. If San Meditech is found to be not in compliance with these laws and regulations, they may be subject to sanctions by regulatory authorities, monetary penalties and/or reputation damage, which could have a material adverse effect on our business operations and profitability.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions against us or our management, in China, based upon United States laws, including the U.S. federal securities laws, or other foreign laws.

After the Acquisition and the Spin-Off, substantially all of our operations will be conducted in China, and substantially all of our assets will be located in China. With the exception of our current Chief Financial Officer, all of our current and proposed directors and officers reside in China, and substantially all of the assets of those persons are located outside of the United States. As a result, Allbright Law, our counsel as to PRC law, has advised us that it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce judgments against us which are obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Allbright Law has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States providing for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors or officers if they decide that the judgment violates the basic principles of PRC laws, national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Allbright Law has also advised us that in the event shareholders originate an action against a company without domicile in China for disputes related to contracts or other property interests, the PRC courts may accept a cause of action if (a) the disputed contract is concluded or performed in the PRC or the disputed subject matter is located in the PRC, (b) the company (as defendant) has properties that can be seized within the PRC, (c) the company has a representative organization within the PRC, or (d) the parties chose to submit to the jurisdiction of the PRC courts in the contract on the condition that such submission does not violate the requirements of jurisdiction under the PRC Civil Procedures Law. The action may be initiated by the shareholder by filing a complaint with the PRC courts. The PRC courts would determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in such an action unless such foreign country restricts the rights of PRC citizens and companies.

Up to 25% of San Meditech’s shares are subject to a pledge agreement and may be subject to forfeiture.

In August and October 2015, Huzhou Zetong Investment Management Limited Partnership (“Huzhou Zetong”) entrusted China Industrial Bank Huzhou Branch to loan an aggregate of RMB 30,000,000 to San Meditech; in return AADRF made a 50% pledge of San Meditech’s equity securities to Huzhou Zetong as a guarantee of repayment.  On August 24, 2016, Huzhou Zetong made two arbitration applications to Huzhou Arbitration Committee (the “Committee”) to require repayment of the loans with interest as well as costs incurred in connection with the collection of the loans from AADRF, which were approved by the Committee. AADRF entered into an oral settlement with Huzhou Zetong, according to which it would pay back RMB 17,227,253 before March 31, 2017 and RMB15,000,000 with an interest rate of 24% before April 30, 2017 to Huzhou Zetong. A third party made the payment of $2,850,000 on March 31, 2017 to Huzhou Zetong which was confirmed by the Huzhou Intermediate People's Court in order to avoid Huzhou Zetong foreclosing on the 25% equity of San Meditech pledged by AADRF. AADRF has not yet paid the balance of the loan with agreed interest to Huzhou Zetong, and the Company and Huzhou Zetong are negotiating to extend the payment period. AADRF currently has an oral agreement with Huzhou Zetong that the repayment of loan principal RMB 15,000,000 would be made in August 2017 and the agreed interest would be paid over an extended period. If the parties are unable to reach a final agreement concerning this matter, San Meditech’s shares may be subject to forfeiture. In such event, AADRF’s ownership interest would be substantially reduced, which would negatively impact our business and results of operations.

After the Acquisition and the Spin-Off, San Meditech’s ability to pay dividends to us may be restricted due to foreign exchange control and other regulations of China.

After the Acquisition and the Spin-Off, as an offshore holding company, we will rely principally on dividends from our subsidiary in China, San Meditech, for our cash requirements. Under the applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside a portion of its after-tax profit to fund specific reserve funds prior to payment of dividends. In particular, at least 10% of its after-tax profits based on PRC accounting standards each year is required to be set aside towards its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

Furthermore, San Meditech’s ability to pay dividends may be restricted due to foreign exchange control policies and the availability of its cash balance. Substantially all of the Operating Companies’ operations are conducted in China and all of the revenue we recognize, through San Meditech will be denominated in RMB. RMB is subject to exchange control regulation in China, and, as a result, San Meditech may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

The lack of dividends or other payments from San Meditech may limit our ability to make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund, and conduct our business. Our funds may not be readily available to us to satisfy obligations which have been incurred outside the PRC, which could adversely affect our business and prospects or our ability to meet our cash obligations. Accordingly, if we do not receive dividends from San Meditech, our liquidity and financial condition will be materially and adversely affected.

Dividends payable to our foreign investors and gains on the sale of our ordinary shares by our foreign investors may become subject to tax by the PRC.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council of the PRC, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our shares, and any gain realized from the transfer of our shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether we or any of our subsidiaries established outside of China are considered a PRC resident enterprise, holders of shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our shares by such investors are subject to PRC tax, the value of your investment in our shares may decline significantly.

Our global income may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which could have a material adverse effect on our results of operations.

Under the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, which became effective in January 2008, an enterprise established outside of the PRC with a “de facto management body” located within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finance and treasury, and acquisition and disposition of properties and other assets of an enterprise.” On April 22, 2009, the State Administration of Taxation (the “SAT”), issued a circular, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although the SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the resident status of all offshore enterprises for the purpose of PRC tax, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to the 25% enterprise income tax on our global income, which could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. In addition to the uncertainty regarding how the new PRC resident enterprise classification for tax purposes may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued an Announcement on Several Issues Concerning Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-PRC Resident Enterprises, or Announcement 7, with the same effective date. Under Announcement 7, an “indirect transfer” refers to a transaction where a non-resident enterprise transfers its equity interest and other similar interest in an offshore holding company, which directly or indirectly holds Chinese taxable assets (the assets of an “establishment or place” situated in China; real property situated in China and equity interest in Chinese resident enterprises) and any indirect transfer without reasonable commercial purposes are subject to the PRC taxation. In addition, Announcement 7 specifies the conditions under which an indirect transfer is deemed to lack a reasonable commercial purpose which include: (1) 75% or more of the value of the offshore holding company’s equity is derived from Chinese taxable assets, (2) anytime in the year prior to the occurrence of the indirect transfer of Chinese taxable assets, 90% or more of the total assets (excluding cash) of the offshore holding company are direct or indirect investment in China, or 90% or more of the revenue of the offshore holding company was sourced from China; (3) the functions performed and risks assumed by the offshore holding company(ies), although incorporated in an offshore jurisdiction to conform to the corporate law requirements there, are insufficient to substantiate their corporate existence and (4) the foreign income tax payable in respect of the indirect transfer is lower than the Chinese tax which would otherwise be payable in respect of the direct transfer if such transfer were treated as a direct transfer. As a result, gains derived from such indirect transfer will be subject to PRC enterprise income tax, currently at a rate of 10%.

Announcement 7 grants a safe harbor under certain qualifying circumstances, including transfers in the public securities market and certain intragroup restricting transactions, however, there is uncertainty as to the implementation of Announcement 7. For example, Announcement 7 requires the buyer to withhold the applicable taxes without specifying how to obtain the information necessary to calculate taxes and when the applicable tax shall be submitted. Announcement 7 may be determined by the tax authorities to be applicable to our offshore restructuring transactions or sale of the shares of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. Though Announcement 7 does not impose a mandatory obligation of filing the report of taxable events, the transferring party shall be subject to PRC withholding tax if the certain tax filing conditions are met. Non-filing may result in an administrative penalty varying from 50% to 300% of unpaid taxes. As a result, we and our non-resident enterprises in such transactions may become at risk of being subject to taxation under Announcement 7, and may be required to expend valuable resources to comply with Announcement 7 or to establish that we and our non-resident enterprises should not be taxed under Announcement 7, for any restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC subsidiaries, which are joint venture enterprises, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE or banks and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries and San Meditech.

Fluctuations in the foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In 2015, the yuan experienced a 4.88% drop in value, and on January 4, 2016 the PRC government set the U.S. dollar-Chinese yuan currency pair to a reference rate of 6.5%, the lowest rate in 4.5 years. However, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As significant international pressure remains on the PRC government to adopt a more flexible currency policy, greater fluctuation of the RMB against the U.S. dollar could result.

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in the RMB. Any significant fluctuations in the exchange rate between the RMB and the U.S. dollar may materially adversely affect our cash flows, revenues, earnings and financial position, and the amount of and any dividends we may pay on our shares in U.S. dollars. Fluctuations in the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

If you are a U.S. holder of our ordinary shares, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency such as the RMB, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

Future inflation in China may inhibit economic activity and adversely affect our operations.

The Chinese economy has experienced periods of rapid expansion in recent years which can lead to high rates of inflation or deflation. This has caused the PRC government to, from time to time, enact various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the PRC government to once again impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China. Any action on the part of the PRC government that seeks to control credit and/or prices may adversely affect our business operations.

PRC laws and regulations have established more complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Further to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, the Anti-monopoly Law of the PRC, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM or the MOFCOM Security Review Rules, was issued in August 2011, which established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review and or security review.

The MOFCOM Security Review Rules, effective from September 1, 2011, which implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through agreements control or offshore transactions.

Further, if the business of any target company that we seek to acquire falls into the scope of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any VIE Agreement. We may grow our business in part by acquiring other companies operating in its industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit its ability to complete such transactions, which could affect its ability to maintain or expand its market share.

In addition, SAFE promulgated the Circular on the Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 19, on June 1, 2015. Under Circular 19, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and the equity investments in the PRC made by the foreign-invested company shall be subject to the relevant laws and regulations about the foreign-invested company’s reinvestment in the PRC. In addition, foreign-invested companies cannot use such capital to make the investments on securities, and cannot use such capital to issue the entrusted RMB loans (except approved in its business scope), repay the RMB loans between the enterprises and the ones which have been transferred to the third party. Circular 19 may significantly limit our ability to effectively use the proceeds from future financing activities as the Chinese subsidiaries may not convert the funds received from us in foreign currencies into RMB, which may adversely affect their liquidity and our ability to fund and expand our business in the PRC.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“Circular 16”), on June 9, 2016, which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to RMB on self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purpose beyond its business scope or prohibited by PRC Laws or regulations, while such converted RMB shall not be provide as loans to its non-affiliated entities. As Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementation, it is uncertain how these rules will be interpreted and implemented.

Failure to comply with the United States Foreign Corrupt Practices Act and Chinese anti-corruption laws could subject us to penalties and other adverse consequences.

As our shares are listed on NASDAQ, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Non-U.S. companies, including some that may compete with us, may not be subject to these prohibitions. In addition, in 2012, the central government of the PRC commenced a far-reaching campaign against corruption. That ongoing campaign involves aggressive enforcement of existing Chinese anti-corruption laws. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in the PRC. Our employees or other agents may engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

Our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC filings and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of our company, our SEC reports, other filings or any of our other public pronouncements.

Risks Related to Ossen’s Business and Industry

If the Acquisition and the Spin-Off are not completed, Ossen will continue to operate its business as presently conducted and will be subject to ongoing risks from its operations, including the risks described below.

Our chairman owns a large percentage of our outstanding stock and could significantly influence the outcome of our corporate matters.

Dr. Tang owns approximately 59.9% of our outstanding ordinary shares, reflecting a majority equity interest in our company. As our majority shareholder, Dr. Tang is able to elect our board of directors, and determine the outcome of all matters requiring the approval of the holders of a majority of our outstanding shares, including the sale of our assets or an acquisition of assets pursuant to the currently proposed Acquisition and Sale Transaction or otherwise. This concentration of ownership in our shares by Dr. Tang limits your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. In addition, sales of significant amounts of ordinary shares held by Dr. Tang, or the prospect of these sales, could adversely affect the market price of our ordinary shares. However, Dr. Tang has agreed to abstain from voting on the Acquisition Proposal, the Spin-Off Proposal, the Charter Amendment Proposal and the Incentive Plan Proposal.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of liquidity and working capital.

As of December 31, 2016, we had $0.2 million of cash and cash equivalents. Historically, we have spent a significant amount of cash on our operational activities, principally to procure raw materials for our products. Our short-term loans are from Chinese banks and are generally secured by a portion of our fixed assets, land use right, receivables and/or guarantees by related parties. The term of almost all such loans is one year or less. Historically, we have rolled over such loans on an annual basis. However, we may not have sufficient funds available to pay all of our borrowings upon maturity in the future. Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in interest rates, legal actions against us by our creditors, or even insolvency.

Although we have been able to maintain adequate working capital primarily through cash from operations and short-term borrowings, any failure by our customers to settle outstanding accounts receivable, or our inability to borrow sufficient capital from local banks, in the future could materially and adversely affect our cash flow, financial condition and results of operations. For example, in 2016, one of our customers in South Korea filed for bankruptcy, which negatively impacted our revenue generated from export.

In addition, since 2013, we have been required to provide cash deposits, instead of bank guarantee letters, when we bid for projects, which results in further pressure on our working capital. Yet, during this time period, local banks have generally maintained tighter lending policies than in the past, thereby limiting our ability to borrow funds in order to win bids that we believe we otherwise could have won. Although our production facilities are running at full capacity, the bids we are losing due to lack of up-front cash deposit may be more profitable than the ones we are winning, which could negatively impact our overall revenue and profitability.

If existing sources of capital are insufficient to support our business, we may issue debt and equity securities that are senior to our ordinary shares as to distributions and in liquidation, which could negatively affect the value of our ordinary shares, or we may not be able to raise additional financing at all.

If available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include considering pursuing alternative financing arrangements, reducing expenditures as necessary, or limiting our plans for expansion to meet our cash requirements. However, there is no assurance that, if required, we will be able to raise additional capital, reduce discretionary spending or efficiently limit our expansion to provide the required liquidity. Currently, the capital markets for small capitalization companies are difficult and banking institutions have become stringent in their lending requirements. Accordingly, we cannot ensure the availability or terms of any third party financing. If we are unable to raise additional financing, we may be unable to procure the raw materials we need, implement our long-term business plan, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures on a timely basis.

Alternatively, if we raise capital by issuing equity or convertible debt securities, such issuances could result in substantial dilution to our shareholders. In addition, we may issue senior notes, subordinated notes or preferred shares that have preference over our common equity. In the event of our liquidation, any such lenders and holders of our debt or preferred securities would receive a distribution of our available assets before distributions to the holders of our ADSs. Our decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond our control. We cannot predict or estimate the amount, timing or nature of future offerings and debt financings. Future offerings could reduce the value of shares of our ADSs or dilute your investment.

We face intense competition, and if we are unable to compete effectively we may not be able to maintain profitability.

We compete with many other companies located in the PRC and internationally that manufacture materials similar to ours. Many of our competitors are larger companies with greater financial resources than us. Intense competition in a challenging economic environment in the PRC has, in the past, put pressure on our margins and may adversely affect our future financial performance. Moreover, intense competition may result in potential or actual litigation between us and our competitors relating to such activities as competitive sales practices, relationships with key suppliers and customers or other matters.

In 2015 and 2016, we generated revenue of approximately $85.0 million and $101.4 million, respectively, or 72.1% and 86.6%, respectively, of our total revenue, from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated prestressed steel materials for bridge construction. While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. Furthermore, in 2015 and 2016, gross margins for our coated products was lower than the gross margins for our plain surface products due, in part, to pricing pressure. We intend to continue to expand research and development efforts to advance our rare earth coating applications even further. In particular, we continued to develop a rare earth coating application for zinc-aluminum alloy coated products, which are more corrosion-resistant than zinc coated products in 2017. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality and are better priced than our rare earth coated products.

Our revenues are highly dependent on a limited number of customers and the loss of any one of our major customers could materially and adversely affect our growth and our revenues.

During the years ended December 31, 2016, 2015 and 2014, our six largest customers contributed 81.4%, 74.9% and 61.3% of our total sales, respectively. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

In addition, this customer concentration may subject us to perceived or actual leverage that our customers may have in negotiations with us, given their relative size and importance to us. If our customers seek to negotiate their agreements on terms less favorable to us and we accept such unfavorable terms, such unfavorable terms may have a material adverse effect on our business, financial condition and results of operations. Accordingly, unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and volume of business from our largest customers and the financial and operational success of these customers.

As we expand our operations, we may need to establish a more diverse supplier network for our raw materials. The failure to secure a more diverse supplier network could have an adverse effect on our financial condition.

We currently purchase almost all of our raw materials from a small number of suppliers. Purchases from our five largest suppliers amounted to 99.1%, 97.7% and 95.1% of our raw material purchases in the years ended December 31, 2016, 2015 and 2014, respectively. In the event that we need to diversify our supplier network, we may not be able to procure a sufficient supply of raw materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

Furthermore, despite our efforts to control our supply of raw materials and maintain good relationships with our existing suppliers, we could lose one or more of our existing suppliers at any time. The loss of one or more key suppliers could increase our reliance on higher cost or lower quality supplies, which could negatively affect our profitability. Any interruptions to, or decline in, the amount or quality of our raw materials supply could materially disrupt our production and adversely affect our business, financial condition and financial prospects.

Volatile steel prices can cause significant fluctuations in our operating results. Our revenues and operating income could decrease if steel prices decline or if we are unable to pass price increases on to our customers.

Our principal raw material is high carbon steel wire rods that we typically purchase from multiple primary steel producers. The steel industry as a whole is cyclical and, at times, pricing and availability of steel can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, levels of inventory held by us and other steel service centers, consolidation of steel producers, higher raw material costs for steel producers, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us.

We, like many other steel manufacturers, maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, supply agreements with customers and market conditions. Our commitments to purchase steel are generally at prevailing market prices in effect at the time we place our orders. We have no long-term, fixed-price steel purchase contracts. When steel prices increase, competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the revenues and profitability of our business could be adversely affected.

When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices, lower margins and inventory valued at the lower of cost or market adjustments as we use existing steel inventory. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Therefore, changing steel prices could significantly impact our revenues, gross margins, operating income and net income.

In 2016, Chinese Government continue its policy to cut excessive industrial capacity and reform the supply-side of its economy. China has lowered steel production by about 90 million tons in the recent years and will push to cut a further 100 million to 150 million tons over the next 5 years, while strictly controlling steel capacity increases, according to the Chinese government statement announced in January 2016. As a result, the average price of steel products, including our products and principal raw materials, increased in 2016 and reached the highest level in two and a half years. The shortage of coking coal, one of steelmaking raw materials, also led to higher prices. The average selling prices of our products also increased in 2016 and with our advanced payment to suppliers, we were able to lock the raw materials at a lower price, which resulted in higher margin in 2016. We expect steel demand will slightly outpace supply and average price of steel products will continue to rise in 2017.  However, there can be no assurance that we will be able to raise our prices to compensate for the increase in raw materials.

Sales to customers outside China expose us to risks inherent in international sales.

We generated approximately 4.2%, 6.6% and 7.2%, respectively, of our revenue during the years ended December 31, 2016, 2015 and 2014 from sales to customers in international markets. As a result, we are subject to risks and challenges that we would otherwise not face if we conducted our business only in China. For example, in 2009 and 2010, the European Union and the United States imposed anti-dumping duties on imports of certain prestressed wires and wire strands originating in China. These measures had a negative impact on our business and results of operations. In 2016, one of our customers in South Korea filed for bankruptcy, which negatively impacted our revenue generated from export.

We are subject to various risks and uncertainties that might affect our ability to procure quality raw materials.

Our performance depends on our ability to procure low cost, high quality raw materials on a timely basis from our suppliers. Our suppliers are subject to certain risks, including availability of raw materials, labor disputes, inclement weather, natural disasters, and general economic and political conditions, which might limit the ability of our suppliers to provide us with low cost, high quality merchandise on a timely basis. Furthermore, for these or other reasons, one or more of our suppliers might not adhere to our quality control standards, and we might not identify the deficiency. Our suppliers’ failure to supply quality materials at a reasonable cost on a timely basis could reduce our net sales or profits, damage our reputation and have an adverse effect on our financial condition.

We may lose our competitive advantage, and our operations may suffer, if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property.

We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our intellectual property rights. While we are not currently aware of any infringement on our intellectual property rights, our ability to compete successfully and to achieve future revenue growth will depend, in significant part, on our ability to protect our proprietary technology. Despite many laws and regulations promulgated, as well as other efforts made, by China over the past several years in an attempt to protect intellectual property rights, intellectual property rights are not as certain in China as they would be in many Western countries, including the United States. Furthermore, enforcement of such laws and regulations in China has not been fully developed. Neither the administrative agencies nor the court systems in China are as equipped as their counterparts in developed countries to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.

Our rare earth coating technology is protected through a combination of patents, trade secrets, confidentiality agreements and other methods. However, our competitors may independently develop proprietary methodologies similar to ours or duplicate our products, or develop alternatives, which could have a material adverse effect on our business, results of operations and financial condition. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights. Any such litigation could be time consuming and costly and the outcome of any such litigation cannot be guaranteed.

Our revenues, expenses and profits are difficult to predict and vary significantly from quarter to quarter. This could cause the trading price of our ordinary shares to decline.

Our operating results vary significantly from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could lead to a significant decline in the trading price of our ordinary shares. Factors which affect the fluctuation of our revenues, expenses and profits include:

·	delays or cancellations of railway or infrastructure projects in China due to unexpected accidents or to financial or other issues confronting the Ministry of Transport, China National Railway Co., or other PRC governmental agencies overseeing these industries;

·	changes in prices of our raw materials, with higher prices leading to reduced operating income;

·	variations, expected or unexpected, in the duration, size, timing and scope of purchase orders;

·	changes in our pricing policies or those of our competitors;

·	changes in compensation, which may reduce our gross profit for the quarter in which they are effected;

·	our inability to manage costs, including those related to our raw materials, personnel, infrastructure and facilities;

·	exchange rate fluctuations; and

·	general economic conditions.

A portion of our expenses, particularly those related to personnel and facilities are generally fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our purchase orders or prices of our raw materials may cause significant variations in our operating results in any particular quarter.

Our success depends in large part upon our senior management and key personnel. Our inability to attract and retain these individuals could materially and adversely affect our business, results of operations and financial condition.

We are highly dependent on our senior management and other key employees, including our Chairman, Dr. Tang and our Chief Executive Officer and Chief Financial Officer, Mr. Hua. Our future performance will be dependent upon the continued service of members of our senior management and key employees. We do not maintain key man life insurance for any of the members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain our senior management and key personnel or attract and retain new senior management and key personnel in the future, which could materially and adversely affect our business, results of operations and financial condition.

We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.

We are exposed to risks associated with product liability claims in the event that the use of our products results in property damage or personal injury. Since our products are ultimately incorporated into bridges, buildings, railways and other large structures, it is possible that users of these structures or people installing our products could be injured or killed by such structures, whether as a result of defects, improper installation or other causes. Because we continue to expand our customer base and because our products are used for long periods of time, we are unable to predict whether product liability claims will be brought against us in the future or to predict the impact of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. We do not carry product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. As the insurance industry in China is still in its early stages of development, even the insurance that we currently carry offers limited coverage compared with that offered in many other countries. Any business interruption or natural disaster could result in substantial losses and diversion of our resources and materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, and cause investors to lose confidence in our reported financial information.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. As a public company, we have significant requirements for enhanced financial reporting and internal controls. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and, for many companies, a report by the independent registered public accounting firm addressing these assessments. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

We cannot assure you that we will not in the future identify areas requiring improvement in our internal control over financial reporting. In addition, we cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to comply with Sarbanes-Oxley and meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, and cause investors to lose confidence in our reported financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

Unaudited Pro Forma Combined Balance Sheet

As of March 31, 2017

			Pro Forma
	Ossen	AADRF	Adjustments	Note 2	Balance Sheet

CURRENT ASSETS
Cash and cash equivalents	$742,415	$2,088,481	$(742,415)	1	$2,088,481
Restricted cash	6,022,841	-	(6,022,841)	1	-
Note receivable - bank acceptance note	7,256,367	-	(7,256,367)	1	-
Accounts receivable, net	48,514,648	136,716	(48,514,648)	1	136,716
Accounts receivables - related parties	-	325,859	-		325,859
Other receivables	-	210,248	-		210,248
Inventories, net	16,403,361	128,642	(16,403,361)	1	128,642
Advance to vendors	55,536,112	109,431	(55,536,112)	1	109,431
Prepaid and other current assets	216,898	17,971	(216,898)	1	17,971
TOTAL CURRENT ASSETS	134,692,642	3,017,348	(134,692,642)	1	3,017,348

PROPERTY AND EQUIPMENT, NET	4,307,145	293,400	(4,307,145)	1	293,400

OTHER ASSETS
Intangible assets, net	3,572,923	8,668,691	(3,572,923)	1	8,668,691
Deposits	-	19,790	-		19,790
TOTAL OTHER ASSETS	3,572,923	8,688,481	(3,572,923)	1	8,688,481

TOTAL ASSETS	$142,572,710	$11,999,229	$(142,572,710)	1	$11,999,229

CURRENT LIABILITIES
Notes payable - bank acceptance notes	$8,925,332	$-	$(8,925,332)	1	$-
Short term loan - bank	17,030,694	435,252	(17,030,694)	1	435,252
Short term loans - other	-	2,176,240	-		2,176,240
Accounts payable	3,020,452	19,258	(3,020,452)	1	19,258
Other payables and accrued liabilities	2,023,126	1,159,510	(2,023,126)	1	1,159,510
Other payables - related party	351,411	330,985	(351,411)	1	330,985
Customer deposits	333,668	586,058	(333,668)	1	586,058
Taxes payable	382,107	-	(382,107)	1	-
TOTAL LIABILITIES	32,066,790	4,707,303	(32,066,790)	1	4,707,303

LONG-TERM LIABILITIES	7,256,367	-	(7,256,367)	1	-

TOTAL LIABILITIES	39,323,157	4,707,303	(39,323,157)	1	4,707,303

SHAREHOLDERS' EQUITY (DEFICIENCY)
Common stock	200,000	29,976	663,954	1, 2	893,930
Stock subscription receivable	-	(750,000)	-		(750,000)
Additional paid-in-capital	33,971,455	39,920,427	(34,643,256)	1, 2	39,248,626
Statutory reserve	6,147,452	-	(6,147,452)	1	-
Retained earnings (accumulated deficit)	54,615,873	(33,110,359)	(54,615,873)	1	(33,110,359)
Treasury stock	(192,153)	-	-		(192,153)
Accumulated other comprehensive income (loss)	(3,677,790)	1,828,958	3,677,790	1	1,828,958
TOTAL CONTROLLING INTERESTS' EQUITY (DEFICIENCY)	91,064,837	7,919,002	(91,064,837)		7,919,002

NONCONTROLLING INTERESTS	12,184,716	(627,076)	(12,184,716)	1	(627,076)
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)	103,249,553	7,291,926	(103,249,553)		7,291,926

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$142,572,710	$11,999,229	$(142,572,710)		$11,999,229

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

Unaudited Pro Forma Combined Balance Sheet

As of December 31, 2016

			Pro Forma
	Ossen	AADRF	Adjustments	Note 2	Balance Sheet

CURRENT ASSETS
Cash and cash equivalents	$217,631	$325,406	$(217,631)	1	$325,406
Restricted cash	6,703,242	-	(6,703,242)	1	-
Note receivable - bank acceptance note	15,280,381	-	(15,280,381)	1	-
Accounts receivable, net	37,298,465	132,988	(37,298,465)	1	132,988
Accounts receivables - related parties	-	586,196	-		586,196
Other receivables	-	208,636	-		208,636
Inventories, net	25,999,182	155,590	(25,999,182)	1	155,590
Advance to vendors	46,729,285	117,181	(46,729,285)	1	117,181
Prepaid and other current assets	197,320	21,115	(197,320)	1	21,115
TOTAL CURRENT ASSETS	132,425,506	1,547,112	(132,425,506)	1	1,547,112

PROPERTY AND EQUIPMENT, NET	4,447,063	315,110	(4,447,063)	1	315,110

OTHER ASSETS
Intangible assets, net	3,571,183	8,606,942	(3,571,183)	1	8,606,942
Deposits	-	26,920	-		26,920
TOTAL OTHER ASSETS	3,571,183	8,633,862	(3,571,183)	1	8,633,862

TOTAL ASSETS	$140,443,752	$10,496,084	$(140,443,752)	1	$10,496,084

CURRENT LIABILITIES
Notes payable - bank acceptance notes	$9,586,276	$-	$(9,586,276)	1	$-
Short term loan - bank	16,916,535	575,972	(16,916,535)	1	575,972
Short term loans - other		4,319,790	-		4,319,790
Accounts payable	1,504,863	28,330	(1,504,863)	1	28,330
Other payables and accrued liabilities	1,740,474	4,904,854	(1,740,474)	1	4,904,854
Other payables - related party	311,385	4,429,354	(311,385)	1	4,429,354
Customer deposits	135,903	635,455	(135,903)	1	635,455
Investment payable	-	18,888,317	-		18,888,317
Taxes payable	594,795	-	(594,795)	1	-
TOTAL LIABILITIES	30,790,231	33,782,072	(30,790,231)	1	33,782,072

LONG-TERM LIABILITIES	7,207,727	-	(7,207,727)	1	-

TOTAL LIABILITIES	37,997,958	33,782,072	(37,997,958)	1	33,782,072

SHAREHOLDERS' EQUITY (DEFICIENCY)
Common stock	200,000	14,078	679,852	1, 2	893,930
Additional paid-in-capital	33,971,455	4,364,510	(34,659,154)	1, 2	3,676,811
Statutory reserve	6,123,022	-	(6,123,022)	1	-
Retained earnings (accumulated deficit)	54,590,589	(31,352,404)	(54,590,589)	1	(31,352,404)
Treasury stock	(192,153)	-	-		(192,153)
Accumulated other comprehensive income (loss)	(4,378,873)	4,223,834	4,378,873	1	4,223,834
TOTAL CONTROLLING INTERESTS' EQUITY (DEFICIENCY)	90,314,040	(22,749,982)	(90,314,040)		(22,749,982)

NONCONTROLLING INTERESTS	12,131,754	(536,006)	(12,131,754)	1	(536,006)
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)	102,445,794	(23,285,988)	(102,445,794)		(23,285,988)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$140,443,752	$10,496,084	$(140,443,752)		$10,496,084

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

Unaudited Pro Forma Combined Statement of Opeartions

For the Three Months Ended March 31, 2017

			Pro Forma
	Ossen	AADRF	Adjustments	Note 2	Statement of Operations

REVENUES	$25,582,538	$53,256	$(25,582,538)	1	$53,256

COST OF REVENUES	23,809,907	97,896	(23,809,907)	1	97,896

GROSS PROFIT (LOSS)	1,772,631	(44,640)	(1,772,631)	1	(44,640)

OPERATING EXPENSES:
Selling, general and administrative	1,271,446	1,151,068	(1,271,446)	1	1,151,068
Research and development	-	167,465	-		167,465
Total operating expenses	1,271,446	1,318,533	(1,271,446)	1	1,318,533

INCOME (LOSS) FROM OPERATIONS	501,185	(1,363,173)	(501,185)	1	(1,363,173)

OTHER INCOME (EXPENSE), NET	(399,259)	(482,711)	399,259	1	(482,711)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	101,926	(1,845,884)	(101,926)	1	(1,845,884)

INCOME TAX	750	-	(750)	1	-

NET INCOME (LOSS)	102,676	(1,845,884)	(102,676)	1	(1,845,884)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTEREST	52,962	(87,929)	(52,962)	1	(87,929)

NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	$49,714	$(1,757,955)	$(49,714)	1	$(1,757,955)

EARNINGS (LOSS) PER ORDINARY SHARE
Basic and diluted	$0.003	$(0.02)			$(0.02)

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,791,110	81,243,000	(11,850,000)	1, 2	89,184,110

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

Unaudited Pro Forma Combined Statement of Opeartions

For the Year Ended December 31, 2016

			Pro Forma
	Ossen	AADRF	Adjustments	Note 2	Statement of Operations

REVENUES	$117,029,154	$4,102,711	$(117,029,154)	1	$4,102,711

COST OF REVENUES	100,932,528	1,165,081	(100,932,528)	1	1,165,081

GROSS PROFIT (LOSS)	16,096,626	2,937,630	(16,096,626)	1	2,937,630

OPERATING EXPENSES:
Selling, general and administrative	7,110,542	6,591,907	(7,110,542)	1	6,591,907
Research and development	-	1,057,640	-		1,057,640
Total operating expenses	7,110,542	7,649,547	(7,110,542)	1	7,649,547

INCOME (LOSS) FROM OPERATIONS	8,986,084	(4,711,917)	(8,986,084)	1	(4,711,917)

OTHER INCOME (EXPENSE)	(2,736,554)	(743,806)	2,736,554	1	(743,806)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	6,249,530	(5,455,723)	(6,249,530)	1	(5,455,723)

INCOME TAX	(926,048)	-	926,048	1	-

NET INCOME (LOSS)	5,323,482	(5,455,723)	(5,323,482)	1	(5,455,723)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTEREST	499,509	(141,562)	(499,509)	1	(141,562)

NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	$4,823,973	$(5,314,161)	$(4,823,973)	1	$(5,314,161)

EARNINGS (LOSS) PER ORDINARY SHARE
Basic and diluted	$0.24	$(0.07)			$(0.06)

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,804,164	81,243,000	(11,850,000)	1, 2	89,197,164

Note 1 - Description of Transactions

A share exchange agreement, dated July 19, 2017, as amended (the “Exchange Agreement”), providing for the acquisition by Ossen Innovation. Ltd. (“the Company”) of all of the issued and outstanding equity interests in America-Asia Diabetes Research Foundation (“AADRF”), a California corporation, from the shareholders of AADRF (“Sellers”), in exchange for 81,243,000 of our ordinary shares (the “Acquisition”). AADRF indirectly owns 90.27% of the equity interests of San Meditech (Huzhou) Co., Ltd. (“San Meditech”), a China-based medical device company engaged in the research, development and marketing of glucose control products. An aggregate of 28,095,454 of such Exchange Shares will be deposited in escrow at the closing of the Acquisition (which is also referred to herein as the closing), including (i) 24,372,900 of such Exchange Shares subject to forfeiture back to us (along with dividends and other earnings otherwise payable with respect to such Earn-Out Shares) in the event that the post-combination company fails to meet certain minimum financial performance targets after the closing and (ii) an additional 3,722,554 of such Exchange Shares subject to forfeiture back to us (along with dividends and other earnings otherwise payable with respect to such Earn-Out Shares) in the event that the Ossen Representative successfully brings an indemnification claim under the Exchange Agreement on behalf of our shareholders.

A share purchase agreement, dated July 19, 2017 (the “Purchase Agreement”) and related transactions providing for the sale by the Company of its existing business and operations to Elegant Kindness Limited, an affiliate of the Company’s Chairman, Dr. Liang Tang, in exchange for the cancellation of all of Dr. Tang’s ownership interests (11,850,000 ordinary shares, representing a 59.9% interest prior to the Acquisition and the Spin-Off) in the Company (the “Spin-Off”), so that the Company’s only business upon completion of the Acquisition and the Spin-Off will be that of AADRF and its subsidiaries.

Note 2 - Pro Forma Adjustments to the Unaudited Pro Forma Balance Sheet as of December 31, 2016 and March, 2017 and Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2016 and the Three Months Ended March 31, 2017.

1.	To record the sale by the Company of its existing business and operations to Elegant Kindness Limited, an affiliate of our Chairman, Dr. Liang Tang, in exchange for the cancellation of all of Dr. Tang’s ownership interests of 11,850,000 ordinary shares.

2.	To record the acquisition by the Company of 100% of the outstanding capital stock of AADRF, a California corporation, from the shareholders of AADRF, in exchange for 81,243,000 of the Company’s ordinary shares.

Note 3 - Earnings Per Share

As the Acquisition and the Spin-Off transactions are being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Acquisition were outstanding for the entire period presented and assumes that the shares cancellable relating to the Spin-Off were not outstanding for the entire period presented.

COMPARATIVE SHARE INFORMATION

The following table sets forth historical comparative share information for Ossen and AADRF and unaudited pro forma combined share information after giving effect to the Acquisition and Spin-Off. The historical information should be read in conjunction with “Selected Historical Financial Information of Ossen” and “Selected Historical Financial Information of AADRF” included elsewhere in this proxy statement and the historical financial statements of Ossen and AADRF included elsewhere in this proxy statement. The unaudited pro forma combined share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement.

The unaudited pro forma combined share information does not purport to represent what the actual results of operations of Ossen and AADRF would have been had the Acquisition and Spin-Off been completed or to project Ossen’s and AADRF’s results of operations that may be achieved after the Acquisition and Spin-Off. The unaudited pro forma book value per share information below does not purport to represent what the value of Ossen and AADRF would have been had the Acquisition and Spin-Off been completed nor the book value per share for any future date or period.

The pro forma book value per share (calculated by totaling the Company’s assets, subtracting all debts and liabilities, then dividing by the number of outstanding ordinary shares) information was computed as if the Acquisition and Spin-Off had been completed on March 31, 2017. The pro forma earnings (loss) from continuing operations information for the fiscal year ended December 31, 2016 and the three months ended March 31, 2017 was computed as if the Acquisition and Spin-Off and the related financing transactions had been completed on January 1, 2017.

The historical book value per share is computed by dividing total ordinary shareholders’ equity by the number of ordinary shares outstanding at the end of the period. The pro forma combined book value per share is computed by dividing total pro forma ordinary shareholders’ equity by the pro forma number of ordinary shares outstanding at the end of the period. The pro forma earnings (loss) from continuing operations per share of the combined company is computed by dividing the pro forma income (loss) from continuing operations available to the combined company’s ordinary shareholders by the pro forma weighted-average number of shares outstanding over the period.

	Ossen	AADRF	Pro Forma
	(Historical)	(Historical)	(Unaudited)
As of and for the three months ended March 31, 2017

Weight Average Shares Outstanding - Basic and Diluted	19,791,110	81,243,000	89,184,110
Basic and diluted earnings (loss) from continuing operations per share	$0.003	$(0.02)	$(0.02)

Shares outstanding	19,791,110	81,243,000	89,184,110

Book value per share*	$4.60	$0.10	$0.09

As of and for the year ended December 31, 2016

Weight Average Shares Outstanding - Basic and Diluted	19,804,164	81,243,000	89,197,164
Basic and diluted earnings (loss) from continuing operations per share	$0.24	$(0.07)	$(0.06)

Shares outstanding	19,791,110	81,243,000	89,184,110

Book value per share*	$4.60	$(0.28)	$(0.26)

*Book value per share is not audited.

SPECIAL MEETING OF OSSEN SHAREHOLDERS

General

We are furnishing this proxy statement to our shareholders as part of the solicitation of proxies by our board of directors for use at the special meeting of shareholders to be held on Tuesday, September 5, 2017, and at any adjournment or postponement thereof. This proxy statement is first being furnished to our shareholders on or about August 1, 2017. This proxy statement provides you with information you need to know to be able to vote or instruct your vote to be cast at the special meeting.

Date, Time and Place of Special Meeting

The special meeting will be held at 10:00 a.m., Eastern time, on Tuesday, September 5, 2017 at the offices of Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, 11th Floor, New York, New York 10105, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the special meeting if you own ordinary shares at the close of business in the British Virgin Islands on August 17, 2017, which is the Record Date for the special meeting. You are entitled to one vote for every ordinary share that you own as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. As of the date hereof, Ossen has 19,791,110 ordinary shares outstanding, of which 11,850,000 shares are held by Dr. Tang, the Chairman of Ossen. However, Dr. Tang has agreed to abstain from voting on the Acquisition Proposal, the Spin-Off Proposal, the Charter Amendment Proposal and the Incentive Plan Proposal.

Holders of the Company’s ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through the Depositary. You are entitled to three votes for every ADS that you own as of the close of business in New York City on August 3, 2017.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of our shareholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if a majority of the ordinary shares outstanding and entitled to vote at the special meeting is represented in person or by proxy. Dr. Tang, who holds 11,850,000 shares, is expected to attend the meeting in person or by proxy, in which case a quorum will be met. However, Dr. Tang has agreed to abstain from voting on the Acquisition Proposal, the Spin-Off Proposal, the Charter Amendment Proposal and the Incentive Plan Proposal.

Approval of the Acquisition Proposal, the Spin-Off Proposal and the Incentive Plan Proposal requires the affirmative vote of a majority of the shares held by disinterested shareholders as of the record date. The Charter Amendment Proposal, including the re-designation of Class A ordinary shares and the issuance of Class A ordinary shares and Class B ordinary shares, requires the affirmative vote of 75% of the votes cast by disinterested shareholders present in person or represented by proxy at the special meeting.  Accordingly, an Ossen shareholder’s failure to vote by proxy or to vote in person at the special meeting or the failure of an Ossen shareholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee (a “broker non-vote”) will not be counted towards the number of Ossen ordinary shares required to validly establish a quorum. If a valid quorum is otherwise established, such failure will have no effect on the outcome of the Charter Amendment Proposal and will have the effect of a vote against all of the other proposals. Abstentions will also have no effect on the outcome of the Charter Amendment Proposal and will have the effect of a vote against all other proposals.

Each of the Acquisition Proposal and the Spin-Off Proposal is conditioned upon each other. In addition, we would not implement the Incentive Plan Proposal or the Charter Amendment Proposal in the event that the Acquisition Proposal and the Spin-Off Proposal were not approved.

Recommendation to Ossen Shareholders

Our board of directors believes that each of the Acquisition Proposal, the Spin-Off Proposal, the Charter Amendment Proposal and the Incentive Plan Proposal to be presented at the special meeting is in the best interests of the Company and our shareholders and unanimously recommends that its shareholders vote “FOR” each of these proposals.

When you consider the recommendation of our board of directors in favor of approval of the Acquisition Proposal and the Spin-Off Proposal, you should keep in mind that certain of our directors and officers have interests in the Acquisition and the Spin-Off that are different from or in addition to (or which may conflict with) your interests as a shareholder. These interests include, among other things:

•	Pursuant to the Purchase Agreement, Dr. Liang Tang, the Chairman of Ossen and sole shareholder of EK, will receive 100% of the equity interest of OIM, which, through its subsidiaries, operates the current business of Ossen. Dr. Tang owns approximately 59.9% of the issued and outstanding shares of Ossen, which shares will be cancelled as consideration for EK’s purchase of OIM;

•	Wei Hua, Ossen’s Chief Executive Officer and Chief Financial Officer, owns 600,000 ordinary shares, and an affiliate of Ossen own 600,000 ordinary shares, and each is expected to continue to hold such shares after the consummation of the Acquisition and Spin-Off; and

•	the continued indemnification of current directors and officers of Ossen and AADRF.

These interests may influence the Ossen directors in making their recommendation that you vote in favor of the approval of the Acquisition Proposal, the Spin-Off Proposal and the other transactions described in this proxy statement.

Broker Non-Votes and Abstentions

Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your ordinary shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

We believe the proposals presented to our shareholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instructions. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.”

Assuming a quorum is otherwise validly established, broker non-votes and abstentions will have no effect on the Charter Amendment and will have the effect of a vote against all other proposals to be considered at the special meeting of shareholders.

Voting Your Ordinary Shares

Each ordinary share that you own in your name entitles you to one vote on each of the proposals for the special meeting. Your one or more proxy cards show the number of ordinary shares that you own.

•	You can vote your shares in advance of the special meeting by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your ordinary shares will be voted as recommended by our board of directors. Our board of directors recommends voting “FOR” the Acquisition Proposal, “FOR” the Spin-Off Proposal, “FOR” the Charter Amendment Proposal” and “FOR” the Incentive Plan Proposal”.

•

You can attend the special meeting if you are a holder of ordinary shares and vote in person even if you have previously voted by submitting a proxy. You will be given a ballot when you arrive. However, if your ordinary shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee.

Voting your ADSs

If you own ADSs as of the close of business in New York City on August 3, 2017 (and do not cancel such ADSs and become a registered holder of the ordinary shares underlying such ADSs as explained below), you cannot attend the meeting or vote at the meeting directly, but you may instruct the Depositary (as the holder of the ordinary shares underlying your ADSs) how to vote the ordinary shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the Depositary no later than 12:00 p.m. (New York City Time) on August 31, 2017. The Depositary will endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares represented by your ADSs in accordance with your voting instructions. The Depositary will not itself exercise any voting discretion in respect of any ADSs.

Alternatively, you may vote at the special meeting if you convert your ADSs into ordinary shares prior to 12:00 p.m. in New York City on August 22, 2017, and become a holder of Shares by the close of business in the British Virgin Islands on August 22, 2017. If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote. If your ADSs are held by your broker, bank or other nominee, see below.

Holders of ADSs will not be able to attend the special meeting unless they convert their ADSs into ordinary shares and become registered in the Company's register of members as the holders of ordinary shares prior to the close of business in the British Virgin Islands on August 17, 2017. If you wish to convert your ADSs into ordinary shares, you need to make arrangements to deliver your ADSs to the Depositary for conversion prior to the close of business on August 17, 2017 together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), (b) payment of the ADS conversion fees ($0.05 per ADS to be cancelled) and any applicable taxes, and (c) a certification that the ADS holder held the ADSs as of August 3, 2017 and has not given, and will not give, voting instructions to the Depositary as to the ADSs being cancelled, or has given voting instructions to the Depositary as to the ADSs being converted but undertakes not to vote the corresponding ordinary shares at the special meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the Depositary will arrange to transfer registration of the ordinary shares to the former ADS holder. If after registration of ordinary shares in your name you wish to receive a certificate evidencing the ordinary shares registered in your name, you will need to request the registrar of the ordinary shares to issue and mail a certificate to your attention.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the special meeting or at such meeting as follows.

If you own ordinary shares:

•	you may send another proxy card with a later date; or

•	you may attend the special meeting, revoke your proxy, and vote in person, as indicated above.

If you hold your shares through a broker, bank or nominee, you must follow the directions of your broker, bank or nominee to change those instructions.

If you own ADSs:

•	you may revoke you voting instructions by written notice of revocation timely delivered to the Depositary; or

•	you can complete, date and submit a new ADS voting instruction card to the Depositary bearing a later date than the ADS voting instruction card sought to be revoked.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the Depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

No Additional Matters May Be Presented at the Special Meeting

The special meeting has been called only to consider the approval of the Acquisition Proposal, the Spin-Off Proposal, the Charter Amendment Proposal and the Incentive Plan Proposal. Under our memorandum and articles of association, other than procedural matters incident to the conduct of the special meeting, no other matters may be considered at the special meeting if they are not included in this proxy statement, which serves as the notice of the special meeting.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your ordinary shares or ADSs, you may call Johnson Zhou, Vice President at +86 (21) 6888-8886.

Appraisal Rights

If you elect to dissent from the Spin-Off, you will have the right to seek appraisal and payment of the fair value of your shares if the Spin-Off is completed, but only if you deliver to Ossen, before the vote is taken at the special meeting, a written objection to the Spin-Off, including a statement that such shareholder proposes to demand payment for your shares if the Spin-Off is approved, and subsequently comply with all procedures and requirements of Section 179 of the British Virgin Islands Business Companies Act, 2004, as amended with respect to the exercise of appraisal rights, a copy of which is attached as Annex F to the accompanying proxy statement. The fair value of your shares as determined under that statute could be more than, the same as, or less than the value if your shares, and the corresponding stock price of the ADSs relating to such shares on Nasdaq (assuming you arrange with the Depositary to obtain ordinary shares in registered form in exchange for your ADSs), if you do not exercise appraisal rights with respect to your shares.

Appraisal rights are available only to registered holders of shares. If you hold any shares in “street name,” you are considered the beneficial owner but not the “registered holder” of such shares. If you hold ADSs, you are not considered the “registered holder” of such shares. Therefore, if you hold any shares in “street name,” or if you hold ADSs, and wish to exercise the appraisal rights, you must arrange for such shares to be registered in your name and certify that you have not given and will not give, directly or indirectly voting instructions prior to the special meeting of shareholders on September 5, 2017. Thereafter, such registered holders must comply with the procedures and requirements for exercising appraisal rights with respect to the shares under Section 179 of the BVI Business Companies Act.

We encourage you to read the section of this proxy statement entitled “Appraisal Rights” as well as Annex F to this proxy statement carefully and to consult your BVI legal counsel if you desire to exercise your appraisal rights. If you hold ADSs, we encourage you to contact the Depositary.

THE ACQUISITION PROPOSAL

We are asking our shareholders to approve and adopt the Exchange Agreement and the transactions contemplated thereby, including the Acquisition. Our shareholders should read carefully this proxy statement in its entirety for more detailed information concerning the Exchange Agreement and the Acquisition. Please see the subsections below for additional information and a summary of the material provisions of the Exchange Agreement, which is qualified in its entirety by reference to the complete text of the Exchange Agreement, a copy of which is attached as Annex A to this proxy statement and the first amendment thereto is attached as Annex G.

The Exchange Agreement provides that we may consummate the Acquisition only if it is approved by the affirmative vote of the holders of a majority of the shares held by disinterested shareholders as of the record date, assuming that a quorum is present.

The Exchange Agreement

The subsections that follow this subsection describe the material provisions of the Exchange Agreement, but do not purport to describe all of the terms of the Exchange Agreement. The following summary is qualified in its entirety by reference to the complete text of the Exchange Agreement, a copy of which is attached as Annex A (and the first amendment thereto is attached as Annex G) hereto, which is incorporated herein by reference. Shareholders and other interested parties are urged to read the Exchange Agreement carefully and in its entirety (and, if appropriate, with the advice of financial and legal counsel) because it is the primary legal document that governs the Acquisition.

The Exchange Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Exchange Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Exchange Agreement. The representations, warranties and covenants in the Exchange Agreement are also modified in important part by the disclosure schedules and annexes attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision.

General Description of the Exchange Agreement

On July 19, 2017, we entered into the Exchange Agreement with AADRF, the Sellers, Wei Hua, the Chief Executive Officer of Ossen, in his capacity as the representative for our shareholders prior to the Acquisition (the “Ossen Representative”), and Howard Hao, the Chairman of AADRF, in his capacity as the representative for the Sellers (the “Seller Representative”), pursuant to which, among other things and subject to the terms and conditions contained therein, we will effect an indirect acquisition of 90.27% of the equity of San Meditech by acquiring from Sellers all outstanding equity interests of AADRF.

Pursuant to the Exchange Agreement, in exchange for all of the outstanding shares of AADRF, we will issue 81,243,000 ordinary shares (the “Exchange Shares”) to the Sellers, with an aggregate of 28,095,454 of such Exchange Shares being deposited in escrow at the closing of the Acquisition (which is also referred to herein as the closing), including (i) 24,372,900 of such Exchange Shares (“Earn-Out Shares”) subject to forfeiture back to us (along with dividends and other earnings otherwise payable with respect to such Earn-Out Shares) in the event that the post-combination company fails to meet certain minimum financial performance targets after the closing and (ii) an additional 3,722,554 of such Exchange Shares (the “Indemnification Shares” and, collectively with the Earn-Out Shares, the “Escrow Shares”) subject to forfeiture back to us (along with dividends and other earnings otherwise payable with respect to such Indemnification Shares) in the event that the Ossen Representative successfully brings an indemnification claim under the Exchange Agreement on behalf of our shareholders. The Exchange Shares, including the Escrow Shares, will be allocated among the Sellers pro-rata based on each Seller’s ownership of the Company prior to the closing. The Exchange Shares will be subject to a lock-up as set forth in the Lock-Up Agreements as described herein.

Earn-Out

The Earn-out Shares will be held in an escrow account maintained by an escrow agent that is a party to the Escrow Agreement, in its capacity as the escrow agent under the Escrow Agreement or any other escrow agent agreed to by Ossen and AADRF prior to the Closing (or any successor escrow agent (the “Escrow Agent”). While the Earn-out Shares are held in escrow, any dividends and other distributions otherwise payable with respect to the Earn-Out Shares will be held back by us and not paid until the Earn-out Shares are released from escrow to the Sellers in proportion to their respective equity interests in AADRF immediately prior to the closing of the Acquisition, but the Sellers will be entitled to vote the Earn-out Shares. Subject to indemnification claims, all of the Earn-out Shares (along with the related accrued dividends and distributions) shall be released upon the post-Acquisition company obtaining aggregated consolidated revenue from the operations of Ossen, AADRF and their respective subsidiaries, including subsidiaries acquired by Ossen, AADRF or their respective subsidiaries following the closing of the Acquisition and the Spin-Off (as reported in the audited financial statements included in our annual report on Form 20-F) of $6,470,588, assuming a RMB:USD exchange rate of 6.8:1, in 2017. If the target Earn-out is met, the applicable Earn-out Shares will be released on or before the 130th day after December 31, 2017. Revenue will be determined using the post-Acquisition company’s revenue as determined in accordance with U.S. generally accepted accounting principles.

Each Seller’s share of the Earn-out Shares (and the related accrued dividends and distributions not paid) is subject to forfeiture in the event that such Seller breaches its Non-Competition and Non-Solicitation Agreement (as described below under the heading “Related Agreements — Non-Competition and Non-Solicitation Agreements”).

Post-Acquisition Ownership of the Company and Ossen

It is anticipated that, following completion of the Acquisition and Spin-Off, Ossen’s existing shareholders (excluding Dr. Tang) will retain an ownership interest of approximately 8.9% of the Company (or approximately 12.25% in the event that the Earn-Out Shares are forfeited), current members of Ossen management or affiliates of Ossen (excluding Dr. Tang) will own approximately 1.35% (or approximately 1.85% in the event that the Earn-Out Shares are forfeited), and Sellers will own approximately 91.1%, of the outstanding equity of the Company (or approximately 89.75% in the event that the Earn-Out Shares are forfeited). These percentages are based on the assumption that Ossen will not issue any additional ordinary shares.

Ossen Representative and Seller Representative

Wei Hua, the Chief Executive Officer of Ossen, is serving as the Ossen Representative under the Exchange Agreement, and in such capacity will represent the interests of our shareholders prior to closing with respect to certain matters under the Exchange Agreement.

Howard Gang Hao, the Chairman of AADRF, is serving as the Seller Representative under the Exchange Agreement, and in such capacity will represent the interests of the Sellers with respect to certain matters under the Exchange Agreement.

Closing of the Acquisition

The closing of the Acquisition is expected to take place no later than the third business day following the day on which the last of the conditions to the closing (described under the subsection entitled “— Conditions to Closing of the Acquisition”) have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the fulfillment or waiver of those conditions) or such other date as may be mutually agreed to by us and AADRF. Assuming timely satisfaction of the necessary closing conditions, we currently expect the closing to occur promptly after the special meeting of our shareholders is concluded.

Conditions to Closing of the Acquisition

The obligation of the parties to complete the Acquisition is subject to the fulfillment of certain closing conditions, including but not limited to:

•

the approval of the Exchange Agreement and the transactions contemplated thereby (including the Acquisition), and of the Purchase Agreement and the transactions completed thereby (including the Spin-Off) by a majority of the shares held by disinterested shareholders as of the record date;

•	the expiration or termination of the regulatory waiting periods under any applicable antitrust laws and the receipt of any other required governmental and regulatory approvals and consents;

•	there is no applicable law or order in effect which makes illegal or prevents or prohibits the transactions contemplated by the Exchange Agreement, and there is no pending third party legal proceeding to enjoin or otherwise restrict the closing;

•	listing of Ossen’s American Depositary Shares on the NASDAQ;

•	delivery of a fairness opinion by Highline Research Advisers LLC to Ossen’s special committee;

•	the conditions to the obligations of the parties to the Spin-Off Agreements to consummate the Spin-Off Transaction shall have been satisfied or waived;

•	subject to shareholder approval, AADRF’s Amended and Restated Memorandum and Articles of Association shall become effective as of the Closing;

•	the entrance by the applicable parties into the Escrow Agreement, the Lock-Up Agreement and the Non-Competition and Non-Solicitation Agreement;

•	Dr. Tang, or any of his affiliates, shall have agreed to reimburse Ossen for any funds, if any, that we shall have paid to dissenting shareholders of the Purchaser pursuant to Section 179 of the BVI Business Companies Act, 2004, and all expenses related thereto, pursuant to an agreement to be entered into between Dr. Tang and Ossen, upon terms acceptable to Ossen and the Sellers.

In addition, unless waived by AADRF and the Seller Representative, the obligations of AADRF and the Sellers to consummate the Acquisition are subject to the fulfillment of certain closing conditions, including:

•	the accuracy of our representations and warranties (subject in certain cases to certain materiality, knowledge and other qualifications) and the performance and compliance in all material respects of our agreements and covenants under the Exchange Agreement to be performed on or prior to the closing date (along with the delivery of a certificate from an officer of ours certifying the same)

•	no fact, event, occurrence, change or effect shall have occurred that has had or would be reasonably expected to have a material adverse effect on us (along with the delivery of a certificate from an officer of ours certifying the same);

•	delivery by us of certain other closing deliveries, including:

-      a certificate from our secretary certifying as to certain corporate matters;

-      good standing certificates for us, to the extent applicable, from the British Virgin Islands and any other jurisdiction where we are qualified to do business as a foreign entity; and

-      a fully executed copy of the Escrow Agreement has been delivered by us to AADRF and the Sellers.

In addition, unless waived by us, our obligation to consummate the Acquisition is subject to the fulfillment of certain closing conditions, including:

•	the accuracy of the representations and warranties of AADRF and the Sellers (subject in certain cases to certain materiality, knowledge and other qualifications) and the performance and compliance in all material respects by AADRF and the Sellers of their agreements and covenants under the Exchange Agreement to be performed on or prior to the closing date (along with the delivery of a certificate from an officer of AADRF and an officer of each Seller certifying the same);

•	no fact, event, occurrence, change or effect shall have occurred that has had or would be reasonably expected to have a material adverse effect on AADRF or any of its subsidiaries (along with the delivery of a certificate from an officer of AADRF certifying the same);

•	delivery by AADRF and the Sellers of certain other closing deliveries, including:

-         a certificate from AADRF’s secretary certifying as to certain corporate matters;

-         good standing certificates for AADRF and its subsidiaries, to the extent applicable, from their jurisdiction of organization and any other jurisdiction where they are qualified to do business as a foreign entity;

-         a certified copy of AADRF’s certificate of incorporation from the State of California;

-         employment agreements with certain key personnel of San Meditech;

-         certain legal opinions from AADRF’s counsel;

-         share certificates for AADRF shares purchased by us in the Acquisition;

-         board of directors’ resolutions of AADRF; and

-         resignations of certain directors and officers of AADRF.

We cannot provide assurance as to when or if all of the closing conditions will be satisfied or waived by the appropriate party. As of the date of this proxy statement, we have no reason to believe that any of these conditions will not be satisfied.

Amendment or Waiver of the Exchange Agreement

The Exchange Agreement may be amended or supplemented by written agreement of the parties of the Exchange Agreement. If permitted under applicable law, we, AADRF and the Seller Representative on behalf of the Sellers may waive any inaccuracies in the representations and warranties made to such party contained in the Exchange Agreement and waive compliance with any agreements or conditions for the benefit of such party contained in the Exchange Agreement. Any waiver of the Exchange Agreement after the closing will also require the consent of the Ossen Representative.

Efforts to Obtain Shareholder Approval and Consummate the Acquisition; Regulatory Matters

Unless the Exchange Agreement is terminated in accordance with its terms, we have agreed to call a special meeting of our shareholders, for the purpose of such shareholders considering and voting on the approval and adoption of the Exchange Agreement and the Acquisition and the other transactions contemplated thereby, including the appointment of directors and committee members in accordance with the requirements of the Exchange Agreement and any other matters required to be voted upon by such shareholders in connection with the transactions contemplated in the Exchange Agreement. We may delay, postpone or adjourn such special meeting of our shareholders if, as of the time for which the shareholders meeting is originally scheduled, there are insufficient ordinary shares represented (either in person or by proxy) and voting to approve the Acquisition Proposal or to constitute a quorum necessary to conduct the business of the special meeting. Our board of directors has approved the Exchange Agreement and the Acquisition and directed that the Exchange Agreement and the Acquisition be submitted to our shareholders for their consideration.

Moreover, each party to the Exchange Agreement has agreed to execute and deliver such documents and take such further actions as may be reasonably necessary or desirable to carry out the provisions of the Exchange Agreement and the transactions contemplated thereby, including the Acquisition. Upon the terms and subject to the conditions of the Exchange Agreement, each of the parties to the Exchange Agreement will use all commercially reasonable efforts under the circumstances to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Exchange Agreement (including the Acquisition), as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

In addition, the parties agreed to as promptly as practicable make all filings and provide all documentation required under any applicable anti-trust laws with respect to the transactions contemplated by the Exchange Agreement, and cooperate with respect to any responses from applicable governmental authorities. At any time before or after consummation of the Acquisition, the applicable competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Acquisition. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

The parties are also required to, as soon as reasonably practicable, cooperate and use their commercially reasonable efforts to prepare and file with governmental authorities requests for approval of, and have such governmental authorities approve, the transactions contemplated by the Exchange Agreement. Each party also agreed to use its commercially reasonable efforts to obtain any required consents of third parties for the transactions contemplated by the Exchange Agreement. However, in no event will a party be required to agree to any term, condition or modification with respect to obtaining any governmental authority or third party consent in connection with the transactions contemplated by the Exchange Agreement that would, or would be reasonably likely to, result in a material adverse effect to such party or its affiliates or require such party to cease, sell or otherwise dispose of, or hold separate, any material assets or businesses.

We cannot assure you that any of the approvals of governmental authorities or other third parties described above will be obtained, and, if obtained, we cannot assure you as to the date of such approvals or the absence of any litigation challenging any such approvals. We are not aware of, and AADRF and the Sellers have not identified to us, any material governmental authority or third party approvals or actions that are required for completion of the Acquisition. It is presently contemplated that if any such additional approvals or actions are required, those approvals or actions will be sought, but there can be no assurance that any additional approvals or actions will be obtained.

Termination

The Exchange Agreement may be terminated prior to the closing upon occurrence of certain conditions, including:

•       the mutual agreement of AADRF and us (even if after our shareholders have voted in favor of the Exchange Agreement and the Acquisition);

•       by written notice of AADRF or us if any conditions to closing have not been satisfied or waived by the six month anniversary of the Exchange Agreement, subject to certain carve outs;

•       by either us or AADRF if any governmental authority of competent jurisdiction has issued a final and non-appealable order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Exchange Agreement, so long as no breach of the Exchange Agreement by such terminating party or its affiliates (or, with respect to AADRF, the Sellers) was a substantial cause of, or substantially resulted in, such action by such governmental authority;

•       by AADRF for a breach of our representations, warranties, covenants or agreements in the Exchange Agreement which would result in the related closing condition not being met and such breach is incapable of cure or is not cured within the earlier of 20 days after notice of such breach or the outside date;

•       by us for a breach of AADRF’s or the Sellers’s representations, warranties, covenants or agreements in the Exchange Agreement which would result in the related closing condition not being met and such breach is incapable of cure or is not cured within the earlier of 20 days after notice of such breach or the outside date;

•      by us if there shall have been a material adverse effect on AADRF or its subsidiaries or variable interest entities which is not cured; or

•      by us if the requisite shareholder vote in favor of the Exchange Agreement and the Acquisition is not obtained at our special meeting.

If the Exchange Agreement is terminated, all further obligations of the parties under the Exchange Agreement will terminate and will be of no further force and effect and no party will have any further liability thereunder to any other party, except that certain obligations related to public announcements, confidentiality, termination and termination fees and general provisions will continue in effect, and no party shall be relieved of liability for any fraud claims or willful breach of the Exchange Agreement prior to such termination.

Fees and Expenses

In the event that we terminate the Exchange Agreement for a breach by the Company or the Sellers, AADRF will be required to pay to us as liquidated damages a termination fee equal to the transaction expenses incurred by us and our affiliates, provided that AADRF and the Sellers shall not be relieved of liability for any fraud claims or willful breach of the Exchange Agreement prior to such termination.

Other than the termination fee described above and the Ossen Representative’s and Seller Representative’s respective rights to reimbursement, each party will bear its own expenses in connection with the Exchange Agreement and the transactions contemplated thereby, including with respect to us, our deferred IPO expenses.

Representations and Warranties

The Exchange Agreement contains a number of representations and warranties made by us, on the one hand, and AADRF and the Sellers on the other hand, made solely for the benefit of the other, which in certain cases are subject to specified exceptions and qualifications contained in the Exchange Agreement or in information provided pursuant to certain disclosure schedules to the Exchange Agreement. The representations and warranties are customary for transactions similar to the Acquisition.

In the Exchange Agreement, AADRF made certain customary representations and warranties to us. These representations and warranties, among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Exchange Agreement and other ancillary agreements; (3) capitalization; (4) subsidiaries; (5) governmental approvals; (6) non-contravention; (7) financial statements; (8) absence of certain changes; (9) compliance with laws; (10) permits and licenses; (11) litigation; (12) material contracts; (13) intellectual property; (14) taxes and tax returns; (15) real property; (16) personal property; (17) title to and sufficiency of assets; (18) employee matters; (19) benefit plans; (20) environmental matters; (21) transactions with related persons; (22) insurance; (23) books and records; (24) accounts receivable; (25) top customers and suppliers; (26) ethical business practices; (27) Investment Company Act of 1940; (28) finders and investment bankers; (29) independent investigation; (30) information supplied; (31) foreign private issuer status; (32) no disqualification events; and (33) disclosure. Each of the Sellers also made certain customary representations and warranties to us on a several and not joint basis, including representations and warranties related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Exchange Agreement and other ancillary agreements; (3) ownership of AADRF shares to be purchased by us; (4) governmental approvals; (5) non-contravention; (6) litigation; (7) investment representations; (8) finders and investment bankers; (9) independent investigation; (10) information supplied and (11) disclosure.

In the Exchange Agreement, we made certain customary representations and warranties to AADRF. These representations and warranties, among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Exchange Agreement and other ancillary agreements; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) SEC filings and financial statements; (7) absence of certain changes; (8) compliance with laws; (9) litigation, orders and permits and licenses; (10) taxes and returns; (11) employees and employee benefit plans; (12) properties; (13) material contracts; (14) transactions with related persons; (15) Investment Company Act of 1940; (16) finders and investment bankers; (17) ownership of the Exchange Shares; (18) ethical business practices; (19) insurance; (20) independent investigation; (21) foreign private issuer status, (22) lack of disqualifying events under the Securities Act.

Certain of the representations and warranties are qualified by knowledge and/or materiality or material adverse effect. For the purposes of the Exchange Agreement, material adverse effect means, with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (b) the ability of such person or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Exchange Agreement or any of the ancillary documents. However, it excludes any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such person or any of its subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such person or any of its subsidiaries principally operate; (iii) changes in U.S. generally accepting accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such person and its subsidiaries principally operate; (iv) conditions caused by acts of god, terrorism, war (whether or not declared) or natural disaster; (v) any failure in and of itself by such person and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (except that the underlying cause of any such failure may be considered in determining whether a material adverse effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); and (vi), with respect to us, the consummation and effects of the redemption of our public shares; provided that any event, occurrence, fact, condition, or change referred to in clauses (i) – (iv) above shall be taken into account in determining whether a material adverse effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such person or any of its subsidiaries compared to other participants in the industries in which such person or any of its subsidiaries primarily conducts its businesses.

Other Covenants of the Parties

AADRF covenanted to us that during the period from the date of the Exchange Agreement until the earlier of the closing or termination of the Exchange Agreement, it will and will cause its subsidiaries to conduct their respective businesses in the ordinary course of business consistent with past practice, to comply with all applicable laws and to preserve their respective businesses, personnel and assets, all consistent with past practice, including maintaining their top customers and top suppliers. We also agreed to keep current and timely file all of our public filings and comply in all material respects with applicable securities laws and to use our commercially reasonable efforts to maintain the listing of our securities on the NASDAQ Capital Market, and AADRF agreed to provide us with periodic financial statements until the closing, and to not trade our securities while they are in possession of material nonpublic information.

The Exchange Agreement also contains customary mutual covenants relating to the preparation of this proxy statement and our redemption of our public shares, the granting of access to information, non-solictation, the filing of tax returns and other tax matters, public announcements with respect to the transactions contemplated by the Exchange Agreement, confidentiality, notification of breaches and other certain events, exclusivity with respect to the transactions contemplated by the Exchange Agreement (and with respect to any alternative transactions), litigation support, the retention of books and records, disclosure schedule updates, as of the closing. The Sellers also agreed that after the closing they would cause Ossen to engage its auditor to complete an attestation pursuant to Section 404(b) of SOX and Item 308(b) of Regulation S-K of Ossen’s internal control over financial reporting effective no later than December 31, 2018, or such date as is required by SEC rules or other applicable law, with such report to be included in Ossen’s applicable annual report.

Governing Law and Dispute Resolution

The Exchange Agreement is governed by New York law. Any disputes under the Exchange Agreement, other than claims for injunctive or equitable relief (including specific performance to strictly enforce the terms of the Exchange Agreement) will be subject to arbitration by the American Arbitration Association to be held in Manhattan, New York. Any claims that are brought before a court will be subject to exclusive jurisdiction of the state and federal courts in New York, New York (and appeals courts), and each party waived its rights to a jury trial in connection therewith. The parties are entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Exchange Agreement in addition to any other remedy to which they are entitled at law or in equity.

Amendment to the Exchange Agreement

The Exchange Agreement was amended on July 31, 2017 to provide for (i) certain technical changes to the description of the contents of the proxy statement set out in the Exchange Agreement, (ii) reimbursement of Ossen by Dr. Tang for any funds, if any, that Ossen shall have paid to dissenting shareholders of Ossen pursuant to Section 179 of the BVI Business Companies Act, 2004, and all expenses related thereto, as well as (iii) to require the approval of the proposals at the special meeting by the holders of a majority of the issued and outstanding shares of Ossen held by disinterested shareholders. The amendment is attached as Annex G to this proxy statement.

Board of Directors and Management Following the Acquisition and Spin-Off

Immediately following the Acquisition and Spin-Off, we anticipate that the board of directors of the Company will be as follows:

Name	Current Principal Role at Ossen or San Meditech
Howard Gang Hao	Founder of San Meditech
Hongguang Liu	Director
Song Guo	Director
Yipeng Wang	Director
Xiaoyang Li	Director

See the section entitled “Management After the Acquisition.”

Survival, Indemnification and Escrow

The representations and warranties made by AADRF and the Sellers in the Exchange Agreement generally survive for a period of two years after the closing, with certain representations relating to taxes, benefit plans, environmental matters and information supplied surviving until 60 days after the expiration of the applicable statute of limitations and certain fundamental representations relating to due organization and good standing, authorization and binding effect, capitalization and ownership of AADRF shares, subsidiaries, finders and investment bankers and independent investigation surviving indefinitely. Claims against AADRF or the Sellers based on fraud, willful misconduct or intentional misrepresentation also survive indefinitely. The covenants and agreements of AADRF and the Sellers survive until fully performed. Our representations and warranties, as well as our covenants and agreements to be performed prior to the closing, do not survive the closing and after the closing we have no obligations with respect thereto. Our covenants and agreements to be performed after the closing survive until fully performed.

From and after the closing, the Sellers and their respective successors and assigns are required to jointly and severally indemnify us and our affiliates and our respective officers, directors, managers, employees, successors and permitted assigns (each referred to with respect to claims as an indemnified party) from and against any losses from (a) the breach of any of AADRF’s or the Sellers’ respective representations and warranties, (b) the breach of any of AADRF’s or the Sellers’ respective covenants or our post-closing covenants, or (c) any actions by persons who were holders of equity securities (including options, warrants, convertible securities or other rights) of any San Meditech entity prior to the closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities and any fraud claims.

From and after the closing, Fascinating Acme Development Limited, a British Virgin Islands company, and its respective successors and assigns (“FADL”) is required to jointly and severally indemnify us and our affiliates and their respective officers, directors, managers, employees, successors and permitted assigns (each referred to with respect to claims as an indemnified party) from and against any losses from (a) the breach of any of Ossen’s representations and warranties, (b) the breach of any of Ossen’s covenants or post-closing covenants, or (c) any actions by persons who were holders of equity securities (including options, warrants, convertible securities or other rights) of Ossen prior to the closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities, and any fraud claims.

In any indemnification claims, the Ossen Representative will represent Ossen and its affiliates and the Seller Representative will represent the AADRF and their affiliates.

Other than claims based on fraud, willful misconduct or intentional misrepresentation, indemnification claims will be limited to the value of the 3,722,554 shares (the “Indemnification Shares”) that were deposited in in the escrow account established by the Escrow Agent under the Escrow Agreement to be entered into at the closing and the related accrued dividends and distributions held back by us. Indemnification claims will first be paid from the escrow account and the related accrued dividends and distributions, and if any Indemnification Shares or accrued dividends or distributions have been distributed to the Sellers, the Sellers will be jointly and severally liable up to the value of the Indemnification Shares and accrued dividends and distributions on the date of distribution. Any earn-out payments to be paid will be reduced by the amount of any insurance proceeds paid as well as the amount of any indemnification claims against the Sellers that are pending or finally determined in our favor but not yet paid, with the amounts reserved for pending claims (and related accrued dividends and distributions) distributed either to the Sellers or the Purchaser upon the final resolution of each such claim.

Related Agreements

This section describes the material provisions of certain additional agreements to be entered into pursuant to the Exchange Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. Copies of the Related Agreements have been filed with the SEC. Shareholders and other interested parties are urged to read such Related Agreements in their entirety.

Lock-Up Agreements

At the closing of the Acquisition, the Company and San Meditech will enter into a Lock-Up Agreement with the Sellers with respect to the Exchange Shares received by the Sellers in the Acquisition. In such Lock-Up Agreement, each Seller will agree, subject to certain exceptions set forth therein, that such Seller will not, from the closing of the Acquisition until the first anniversary of the closing (or if earlier, the date on which the Company consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Company’s shareholders having the right to exchange either equity holdings in us for cash, securities or other property) (the “Lock-up Period”), (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Exchange Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Exchange Shares or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii), or (iii) above is to be settled by delivery of Exchange Shares or other securities, in cash or otherwise. Each Seller will be allowed to transfer any of its Exchange Shares by gift, will or intestate succession or to any affiliate, shareholder, members, party or trust beneficiary, provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-up Agreement. Additionally, each Seller will be allowed to pledge its Exchange Shares to an unaffiliated third party as a guarantee to secure loans made by such third party to San Meditech or any of its subsidiaries.

Non-Competition and Non-Solicitation Agreements

At the closing of the Acquisition, certain Sellers and individuals associated with such Sellers that are involved in the management of San Meditech (together with such Seller, referred to as the “Subject Parties”) will enter into a Non-Competition and Non-Solicitation Agreement in favor of us and San Meditech and our respective successors, affiliates and subsidiaries (referred to as the “Covered Parties”), relating to the post-Acquisition company’s business. Under the Non-Competition and Non-Solicitation Agreements, for a period from the closing to two years after the closing, each Subject Party and its affiliates will not, without our prior written consent, anywhere in the Peoples’ Republic of China directly or indirectly engage in (or own, manage, finance or control, or become engaged or serve as an officer, director, employee, member, partner, agent, consultant, advisor or representative of, an entity that engages in) the business of directly or indirectly providing glucose control products in the Peoples’ Republic of China (the “Business”). However, the Subject Parties and their respective affiliates will be permitted under the Non-Competition and Non-Solicitation Agreements to own passive portfolio company investments in a competitor, so long as the Subject Parties and their affiliates and their respective shareholders, directors, officer, managers and employees who were involved with the business of San Meditech and its subsidiaries are not involved in the management or control of such competitor. Additionally, family members and associates of Subject Parties will be permitted to continue their existing activities as specified in the agreement, even if competitive, as long as the Subject Parties are not involved in the management or control of such competitor. The Subject Parties also will agree during such restricted period to not, without our prior written consent, (i) solicit or hire the Covered Parties’ employees, consultants or independent contractors as of the closing (or during the year prior to the closing) or otherwise interfere with the Covered Parties’ relationships with such persons, (ii) solicit or divert the Covered Parties’ customers as of the closing (or during the year prior to the closing) relating to San Meditech’s business or otherwise interfere with the Covered Parties’ contractual relationships with such persons, or (iii) interfere with or disrupt any Covered Parties’ vendors, suppliers, distributors, agents or other service providers for a purpose competitive with a Covered Party as it relates to the Business. The Subject Parties will also agree in each Non-Competition and Non-Solicitation Agreement to not disparage the Covered Parties and to keep confidential and not use the confidential information of the Covered Parties.

Background of the Acquisition

The terms of the Exchange Agreement and Purchase Agreement are the result of extensive arm’s-length negotiations among the management teams of Ossen and AADRF, and their representatives, under the guidance of each company’s board of directors and the special committee of Ossen, and involving outside advisors retained by each of the companies. From the beginning, Ossen followed a careful process assisted by experienced outside financial and legal advisors to rigorously examine the potential transactions.

The following is a brief description of the background of these negotiations, the Exchange Agreement, the Purchase Agreement and related transactions.

Due to the reasons set forth in “Ossen’s Board of Directors Reasons for the Approval of the Acquisition” below, in 2014, the board of Ossen decided that it would consider selling Ossen’s existing business to Dr. Tang and to acquire a new business. Dr. Tang indicated that he would be willing to acquire the existing Ossen business in exchange for the ordinary shares of Ossen held by Dr. Tang. The board was willing to proceed on such basis provided that a target company with substantial growth opportunities that could provide potential significant upside to existing public shareholders could be located and acquired by Ossen. From October 2014 through July 2016, Ossen was introduced to five potential acquisition target companies, including a financial services company, a pharmaceutical company and AADRF. Representatives of Ossen held in-person or telephonic discussions with representatives of these four companies and discussed the potential transaction internally. Representatives of Ossen reviewed the potential acquisitions based on the criteria discussed below and used in evaluating the proposed business combination, which included established businesses with proven track records, experienced management teams and strong competitive positions with, or with the potential for, revenue and earnings growth and strong free cash flow generation. Ossen focused on companies in industries exhibiting growth or the potential for near-term growth momentum, and within those sectors, companies that would benefit from being a publicly-traded company.

After reviewing the potential targets, participating in discussions with their representatives and signing non-disclosure agreements with three potential targets, Ossen management identified AADRF as its acquisition target.

In June 2015, during its shareholders’ meeting, San Meditech decided to explore the possibility of going public in China or abroad. Since then, San Meditech’s shareholders and senior management distributed San Meditech’s fact sheet to several contacts within its social and business network. One of Mr. Hao’s former classmates introduced Mr. Scott Powell, an individual that has provided investor relations services to Ossen, to Mr. Hao. Mr. Powell was aware of Ossen’s intention to acquire a business because of the discussions he had with Ossen management in Mr. Powell’s capacity as an investor relations advisor. On May 7, 2016, Mr. Powell raised the possibility of a transaction involving Ossen to Mr. Hao, chairman and CEO of San Meditech.

On May 23, 2016, Mr. Powell called Mr. Peng, Ossen’s Chief Financial Officer, regarding AADRF. Mr. Peng verbally reported to the Ossen board and was instructed by the Ossen board to follow up on this lead. Following the call, Mr. Powell sent a presentation regarding AADRF to Mr. Peng.

On June 12, 2016, AADRF signed a non-disclosure agreement with Ossen.

On June 20, 2016, Mr. Powell introduced Ms. Wei Ning, Chief Operating Officer of San Meditech and its China legal counsel, to Mr. Peng. Ms.Ning and Mr. Peng held a meeting and discussed the arrangement for Ossen’s initial due diligence on San Meditech. Also in attendance were Mr. Qingfeng Wu and Ms. Yongcui Chen from San Meditech. During the meeting, the group also discussed matters relating to San Meditech’s financial status, business model, and management team. In the following weeks several discussions were held between Ossen and Mr. Powell and between San Meditech and Mr. Powell.

For preliminary due diligence purposes, on July 6, 2016, Mr. Powell organized meetings in which Mr. Peng and Mr. Chester Pan, Vice President of Finance of Ossen, visited San Meditech’s manufacturing facility in Huzhou, Zhejiang Province and met with Mr. Howard Gang Hao, founder and chairman of San Meditech, Mr. Huashi Zhang, Chief Scientist, and other senior management of San Meditech. Mr. Peng and Mr. Pan visited San Meditech’s production facility, labs, warehouses, and offices. During the facility tour, they talked to various employees and asked questions about the manufacturing process, production equipment, employee numbers and other pertinent information. After the facility tour, Mr. Peng and Mr. Pan had a meeting with the senior management of San Meditech. During the meeting, the Chief Scientist of San Meditech, Mr. Huashi Zhang, made a presentation of San Meditech’s products and technology. After the presentation, Mr. Peng and Mr. Pan asked Mr. Hao questions about San Meditech’s history, products, market, competitive landscape, financials, customers, management and patents. After the meeting, Mr. Pan reviewed San Meditech’s certifications, registration documents, and last three years’ financial statements.

After this due diligence visit, Mr. Peng and Mr. Pan reported to Ossen’s board on their trip and due diligence on San Meditech. The board instructed Dr. Tang and Mr. Peng to commence negotiations with San Meditech. San Meditech was of great interest to the Ossen board among the acquisition candidates considered to-date, because of its proven technology and great potential of future growth.

On June 24, 2016, Ellenoff Grossman & Schole LLP, Ossen’s U.S. legal counsel (“EGS” or “Ellenoff”), provided an initial draft letter of intent to San Meditech on Ossen’s behalf.

On June 28, 2016, Ossen’s management reviewed the valuation of comparable companies to San Meditech listed in the United States, including DexCom Inc. (Nasdaq: DXCM) and Medtronic PLC (NYSE: MDT). Then Ossen management reported to Ossen’s board on the valuation and the board discussed and revised the letter of intent accordingly.

Between June 25, 2016 and July 2, 2016, Ossen’s management had meetings with San Meditech’s management and both negotiated the terms in the initial draft letter of intent under the guidance of each company’s board of directors.

On July 3, 2016, Ossen entered into a non-binding letter of intent with San Meditech. Ossen proposed to buy all the issued and outstanding equity interests in AADRF in exchange for 81,243,000 of Ossen’s ordinary shares.

On July 8, 2016, Ossen publicly announced that it had entered into a non-binding letter of intent to acquire San Meditech and sell all of Ossen’s existing business to an affiliate of Dr. Tang in exchange for Dr. Tang’s returning all of his shares in Ossen.

On August 4, 2016, Ossen 's board, with the unanimous agreement of all directors, formed a special committee of the Board consisting exclusively of independent directors to evaluate the proposed transaction on behalf of Ossen’s public shareholders. During the ensuing months, Ossen management, the special committee and their respective legal and financial advisors conducted due diligence review of San Meditech and together with San Meditech and its legal and financial advisors, outlined the basic structure of the Acquisition and Spin-Off (the "Proposed Transactions"). Simultaneously, the representatives of San Meditech and their advisors prepared the company’s financial statements and drafts of disclosure to be provided in Ossen’s public filings in connection with the Proposed Transactions.

On September 7, 2016, following a ratio change of Ossen’s ADS to 3:1, Ossen publicly announced that it had regained compliance with Nasdaq’s minimum closing bid price rule. Prior to such ratio change, Ossen’s ADSs had traded below $1.00 and were subject to delisting.

On September 30, 2016, Ossen publicly announced significant declines in its second quarter results compared to the prior year.

On December 27, 2016, Ossen publicly announced declines in its third quarter results compared to the prior year.

On January 3, 2017, Ossen’s special committee retained Highline Research Advisors LLC ("HRA"), acting through Corinthian Partners, LLC, as its financial advisor in connection with the review and evaluation of the Proposed Transactions.

On February 10, 2017, Ossen’s special committee retained Weinberg Zareh Malkin Price LLP ("WZMP") to represent the special committee.

On February 15, 2017, Ossen convened an organizational call, led by Ossen, and which included participants from San Meditech, Mr. Powell, Ellenoff, Highline Research Advisors (financial advisor to Ossen’s special committee), WZMP (counsel to Ossen’s special committee) and AllBright Law Offices (PRC counsel to San Meditech). Thereafter, the group held organizational calls numerous times, along with members of San Meditech’s accounting firm, Friedman LLP, to discuss open issues relating to the Proposed Transactions.

On or about March 10, 2017 the legal advisors for Ossen and the special committee held a telephonic conference call to discuss the terms of the transactions. They also discussed the fact that the members of the special committee were aware of the terms of the proposed transactions, as previously disclosed to the public, and were prepared to negotiate the final terms of such transactions within such framework.

On or about March 13, 2017, WZMP communicated with all of the members of the special committee, explaining where the parties were in the process, including the fact that the parties were in the early stages of drafting the transaction documents.

On April 10, 2017, Ossen publicly filed its annual report, reflecting a decline in net income and flat revenue as compared to the prior year.

On April 13, 2017, an Ossen representative sent a copy of San Meditech’s 2017 financial statements to the special committee’s financial advisor.

On April 20, 2017, representatives of Ossen, the legal advisors for Ossen, the special committee and San Meditech, the special committee’s financial advisor and San Meditech’s accounting firm held a telephonic meeting to discuss the open items in the transaction documents and the timing of San Meditech’s financial statements for the first quarter of 2017. It was noted that such financial statements were needed to demonstrate San Meditech’s eligibility for listing on Nasdaq. Follow-up calls among this group regarding such subjects were held throughout April and May 2017.

On April 25, 2017, following discussions between WZMP and Ellenoff, and consultations with their clients, and subsequent negotiations with legal counsel for the sellers, Ellenoff revised the exchange agreement, and later the purchase agreement, to require indemnification from current members of Ossen management in the event that Ossen breached and representations or warranties set forth in such agreements.

On April 25, 2017, HRA circulated a draft document that HRA proposed to disclose to shareholders in Ossen’s public filings in advance of the special meeting of shareholders. On April 26, 2017, the legal advisors for Ossen and the special committee reviewed such draft with HRA. HRA discussed in detail the process being taken to determine the fairness of the transactions, the valuation methods being considered and the comparable companies being reviewed. In addition, HRA sent a draft of its fairness opinion to legal counsel for Ossen and the special committee. Revised drafts were subsequently circulated by HRA in June and July 2017.

On or about May 2, 2017, the parties circulated financial projections to the special committee’s legal counsel, which was then sent to all the members of the special committee.

From May 2017 through the signing of the agreements relating to the Proposed Transactions on July 19, 2017, the parties negotiated various terms, including those relating to indemnification, earn-out and the dual equity class structure, among others.

On May 16, 2017, an independent fair value analysis of San Meditech, prepared by a third party asset valuation firm in China, was delivered to Ossen and its advisors. The board and special committee of Ossen relied in part on the data set forth in such report in determining the value of San Meditech. The Ossen board had previously reviewed an earlier version of such report.

On May 24, 2017, the quarterly results of San Meditech for the first quarter of 2017, and management’s discussion and analysis relating thereto, were distributed by San Meditech to the parties and their legal and financial advisors. WZMP then shared such information with all of the members of the special committee and advised the committee to consider negotiating better terms.

On May 30, 2017, representatives of Ossen, the legal advisors for Ossen, the special committee and San Meditech, the special committee’s financial advisor and San Meditech’s accounting firm held a telephonic meeting to discuss the open items in the transaction documents and the draft proxy statement. They also discussed the anticipated timeline for the transaction, including applying to Nasdaq. It was noted that San Meditech’s results for the first quarter of 2017 were the result of a delay in a renewal license for their new generation products. It was also noted that Ossen and the special committee would need to determine whether to renegotiate the consideration for the Acquisition.

On June 2, 2017, the materials prepared by HRA to support its findings were sent to WZMP, which in turn forwarded such materials to all the members of the special committee. The special committee and its counsel reviewed such materials in anticipation of a follow-up telephonic discussion with representatives of HRA regarding HRA’s findings.

An initial meeting of Ossen’s special committee, convened to discuss the Proposed Transactions, was held telephonically on May 4, 2017.

A second meeting of the special committee was held telephonically on June 15, 2017. The meeting was convened to continue discussions concerning the Proposed Transactions and to address certain matters requiring the attention of the special committee. At the June 15, 2017 meeting of the special committee, the committee members indicated that they would not proceed with the transactions unless 30% of the shares to be issued to the sellers in the Acquisition were held in escrow, subject to the achievement of appropriate performance targets. The committee members also requested additional information relating to the renewal license not yet obtained by San Meditech and suggested that Ossen consider making the relevant approval a closing condition. In addition, the committee members requested that the parties consider adding a closing condition that a majority of the minority shareholders approve the transactions. Following discussions among the parties and advisors, this “majority of the minority” proposal was subsequently withdrawn by the special committee until the parties revisited the issue on July 26, 2017.

On June 16, 2017, Ossen and its legal advisor had discussions with San Meditech and its legal advisor. Following negotiations, both sides agreed to propose to the special committee the dual class share structure as well as a provision that 30% of the consideration for the Acquisition be placed in escrow, subject to San Meditech achieving a revenue target of RMB 44,000,000 for 2017, which both sides agreed is a very high target for San Meditech to reach. In the event that San Meditech failed to hit the performance target, but hit lower revenue targets, the sellers would be eligible to obtain earn-out shares on a pro rata basis. The parties agreed to propose to the special committee that the renewal approval not be added as a closing condition because of the high performance target.

On June 18, 2017, Junhong Li of the special committee communicated to WZMP and the other committee members that he was not prepared to agree to the earn-out provision as proposed. Rather, sellers would not be entitled to any earn-out shares unless San Meditech achieved revenue of RMB 44,000,000 in 2017, with no right to receive a pro rata portion of such shares.

On June 19, 2017, WZMP communicated the special committee’s position to Ellenoff. Discussions were then had among the representatives of Ossen and San Meditech and their legal advisors, and the parties agreed to proceed on the terms set forth by the special committee, including the revised earn-out provision as well as the dual share structure.

A third meeting of the special committee was held telephonically on June 28, 2017. The meeting was convened to continue discussions concerning the Proposed Transactions and address certain matters requiring the attention of the special committee.

On June 29, 2017, representatives of Ossen and San Meditech, their legal advisors, special committee counsel, the special committee’s financial advisor and San Meditech’s accounting firm held a telephonic meeting. Ossen’s counsel confirmed the parties’ understanding of the negotiated terms of the Acquisition and explained the revisions that were being made to the drafts of the agreement and the proxy statement to reflect such terms.

A fourth meeting of the special committee was held telephonically on June 30, 2017. The meeting was convened to continue discussions concerning the Proposed Transactions and address certain matters requiring the attention of the special committee. In attendance at such meeting was a representative of HRA, presenting his firm’s findings regarding the fairness of the Proposed Transactions to Ossen’s public shareholders. The special committee thereafter engaged in discussions with the representative of HRA concerning HRA’s opinion.

On June 30, 2017, Ossen publicly announced significant declines in its first quarter results compared to the prior year.

Between June 30, 2017 and July 19, 2017, drafts of the exchange agreement, the purchase agreement and the proxy statement were circulated to the working group and revised by the various parties.

On July 19, 2017, HRA issued its fairness opinion finding the Acquisition and the Spin-Off fair to Ossen’s public shareholders. Ossen’s special committee and the board of Ossen thereafter unanimously approved the Acquisition and the Spin-Off. Following the meetings of the special committee and the executed written consents of the special committee and full board of Ossen, the exchange agreement and purchase agreement were executed.

On July 26, 2017, the legal advisors for Ossen, the special committee and AADRF discussed the possibility of revising the Exchange Agreement to provide for a majority of minority vote for the proposals in this proxy statement and for the reimbursement by Dr. Tang of any expenses relating to any appraisal rights that may be payable by Ossen in connection with the Spin-Off. On July 26, 2017 and July 27, 2017, further discussions were had among the parties, and it was agreed to amend the Exchange Agreement to provide for such provisions.

On July 27, 2017, the legal advisors for Ossen and the special committee held a discussion with HRA and confirmed that the shareholders’ equity set forth in Ossen’s financial statements is merely an accounting statistic and not reflective of the financial value of Ossen.

On July 28, 2017, a draft of the first amendment to the Exchange Agreement was circulated to the various parties by Ossen’s legal counsel.

On August 1, 2017, the Exchange Agreement was amended to provide for certain changes to the description of the contents of the proxy statement, reimbursement of Ossen for potential exercise of appraisal rights by dissenting shareholders, as well as to require the approval of the proposals at the special meeting by the holders of a majority of the issued and outstanding shares of Ossen held by disinterested shareholders.

Ossen’s Board of Directors Reasons for the Approval of the Acquisition

Based upon its evaluation, Ossen’s board of directors, after carefully considering all relevant factors, including the unanimous determination and recommendation of the special committee of the board of directors and review of the fairness opinion of Highline Research Advisors, unanimously approved the Acquisition and the Spin-Off and determined that such transactions are fair to Ossen and its shareholders. The terms of the Acquisition and the Spin-Off were the result of thorough negotiations between the representatives of Ossen, including the special committee of Ossen’s board of directors, Dr. Tang, and the Sellers.

Ossen’s board of directors, including the special committee, considered a wide variety of factors in connection with its evaluation of the Acquisition and the Spin-Off. In light of the complexity of those factors, its board of directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. Individual members of Ossen’s board of directors may have given different weight to different factors.

In considering the Acquisition and the Spin-Off, Ossen’s board of directors gave consideration to the following positive factors (although not weighted or in any order of significance):

•	Ossen’s current business has been undervalued by the U.S. public markets, and, based on Ossen’s historical performance, Ossen’s board of directors does not expect Ossen’s share price to improve, even if Ossen’s underlying business were to perform well;

•	Ossen’s current business is facing significant challenges in China, including increasing price of raw materials and strict environmental requirements being enforced by the Chinese government. Ossen reported material decreases in revenue and net income during the first quarter of 2017, and Ossen’s management team continues to be cautious about future prospects;

•	the transactions will provide Ossen’s shareholders the opportunity to retain ownership in San Meditech after the Acquisition and Spin-Off are completed;

•	with San Meditech’s expected growth in the Chinese market with its new series of continuous glucose monitoring products in the pipeline, Ossen’s board of directors believes that Ossen shareholders will benefit from the future prospects and potential value of San Meditech in the U.S. public markets;

•	the structure of the Acquisition is intended to protect existing Ossen shareholders by requiring that an aggregate of 28,095,454 Escrow Shares will be deposited in escrow at the closing, including (i) 24,372,900 Earn-Out Shares subject to forfeiture back to us (along with dividends and other earnings otherwise payable with respect to such Earn-Out Shares) in the event that the post-combination company fails to meet certain minimum financial performance targets after the closing and (ii) an additional 3,722,554 Indemnification Shares subject to forfeiture back to us (along with dividends and other earnings otherwise payable with respect to such Indemnification Shares) in the event that the Ossen Representative successfully brings an indemnification claim under the Exchange Agreement on behalf of our shareholders;

•	the structure of the Acquisition and the Spin-Off is intended to protect existing Ossen shareholders by requiring that the holders of a majority of shares held by the disinterested shareholders approve the Acquisition and the Spin-Off;

•	Dr. Tang has agreed to (i) abstain from voting for the Acquisition or the Spin-Off; (ii) indemnify Ossen in the event that certain representations and warranties in the transaction documents were breached; and (iii) indemnify Ossen with respect to any expenses relating to any appraisal rights; and

•	based on the fairness opinion of HRA and the unanimous recommendation of the special committee of Ossen’s board of directors, the board believes that the transactions are fair to Ossen’s shareholders.

In addition, Ossen’s board of directors also gave consideration to the following negative factors (although not weighted or in any order of significance):

•	the sale of all of Ossen’s existing business to Dr. Tang in exchange for only the cancellation of Dr. Tang’s shares, and no cash consideration.

•	the costs associated with the Acquisition and the Spin-Off, including the diversion of management’s attention;

•	the issuance of up to 81,243,000 ordinary shares to the Sellers, which will represent up to 91.1% of Ossen’s issued and outstanding ordinary shares; and

•	uncertainty relating to the future results of San Meditech, as described in the “Risk Factors” section below.

Fairness Opinion of Highline Research Advisors

Highline Research Advisors rendered its opinion to the Ossen Board that, as of July 19, 2017, and based upon and subject to the factors and assumptions set forth therein, the terms of the Share Exchange Agreement and Share Purchase Agreement (together, the “Agreements”) are fair, from a financial point of view, to the independent holders of the ordinary shares of Ossen.

The full text of the written opinion of Highline Research Advisors, dated July 19, 2017, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this proxy statement. Highline Research Advisors provided its opinion for the information and assistance of the Ossen Board in connection with its consideration of the transactions contemplated by the Agreements. The Highline Research Advisors opinion is not a recommendation as to how any holder of ordinary shares should vote with respect to such transaction or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Highline Research Advisors reviewed, among other things:

•	the Agreements;

•	The filings with the Securities and Exchange Commission filed by Ossen during the five year periods ended July 19, 2017, including a review of the balance sheets, the statements of operations and statements of cash flows, inclusive of the disclosures therein that have pertinence for accounting purposes only;

•	the projected financial statements of Ossen;

•	the historical financial statements of San Meditech; and

•	the projected financial statements of San Meditech.

Highline Research Advisors also held discussions with members of the senior managements of both Ossen and San Meditech regarding their assessment of past and current business operations, financial condition and future prospects of their respective companies; reviewed the reported price and trading activity for the ordinary shares of Ossen; compared certain financial and stock market information for both Ossen and San Meditech with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the respective industries of Ossen and San Meditech and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Highline Research Advisors relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided by Ossen, without assuming any responsibility for independent verification thereof. In that regard, Highline Research Advisors assumed, with Ossen’s consent, that the financial projections of Ossen were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Ossen management, and Ossen approved these financial projections for Highline Research Advisors’ use in connection with Highline Research Advisors’ opinion. Highline Research Advisors did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Ossen or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Highline Research Advisors assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Agreements will be obtained without any adverse effect on the expected benefits of the transactions contemplated by the Agreements in any way meaningful to its analysis. Highline Research Advisors also assumed that the transactions contemplated by the Agreements will be consummated on the terms set forth in the Agreements, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Highline Research Advisors’ opinion does not address the underlying business decision of Ossen or AADRF to engage in the transactions contemplated by the Agreements, or the relative merits of the transactions contemplated by the Agreements as compared to any strategic alternatives that may be available to Ossen or AADRF; nor does it address any legal, regulatory, tax or accounting matters. Highline Research Advisors was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Ossen or AADRF, or any other alternative transaction. Highline Research Advisors’ opinion addresses only the fairness, from a financial point of view, to the independent holders of the ordinary shares of Ossen of the terms of the Agreements. Highline Research Advisors’ opinion does not express any view on, and does not address, any other term or aspect of the Agreements or transactions contemplated by the Agreements, or any term or aspect of any other agreement or instrument contemplated by the Agreements, or entered into, or amended in connection with, the transactions contemplated by the Agreements, including the fairness of the transactions contemplated by the Agreements to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Ossen. Highline Research Advisors’ opinion does not express any view on, and does not address, the fairness of the amount, or nature of, any compensation to be paid or payable to any of the officers, directors or employees of Ossen, or class of such persons, in connection with the transactions contemplated by the Agreements. Highline Research Advisors’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Highline Research Advisors as of, the date of the opinion and Highline Research Advisors assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Highline Research Advisors did not express any opinion as to the prices at which the ordinary shares will trade at any time or as to the impact of the transactions contemplated by the Agreements on the solvency or viability of Ossen or San Meditech or the ability of Ossen or San Meditech to pay their respective obligations when they come due. Highline Research Advisors’ opinion was approved by a fairness committee of Highline Research Advisors.

The following is a summary of the material financial analyses delivered by Highline Research Advisors to the Ossen Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Highline Research Advisors, nor does the order of analyses described represent the relative importance or weight given to those analyses by Highline Research Advisors. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Highline Research Advisors’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 19, 2017, and is not necessarily indicative of current market conditions.

Ossen Historical Stock Trading Analysis

Highline Research Advisors reviewed and analyzed the trading price and volume of the ordinary shares of Ossen through July 18, 2017, the last trading day preceding the date of the Highline Research Advisors opinion. As of December 31, 2016 the number of ordinary shares of Ossen outstanding was approximately 19.8 million. Based upon the closing price per ADS of Ossen (representing 3 ordinary shares each) of $2.22 on July 19, 2017, the implied equity valuation for Ossen was $14.6 million.

Ossen Selected Companies Analysis

Highline Research Advisors reviewed and compared certain financial information for Ossen to corresponding financial information, ratios and public market multiples for the following publicly traded corporations: Haynes International, L.B. Foster, Synalloy, Timkensteel, Universal Stainless & Alloy Products (collectively referred to in the table immediately below as the “Comparable Companies”).

Although none of the selected companies is directly comparable to Ossen, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Ossen. Highline Research Advisors calculated and compared various financial multiples and ratios based on publicly available estimates. With respect to each of the selected companies, Highline Research Advisors calculated such company’s enterprise value, which we refer to as “EV,” which is the market capitalization of such company that Highline Research Advisors derived based on the closing price of the shares of the applicable company’s common stock and the number of ordinary shares outstanding on a fully diluted basis based upon public information available as of July 19, 2017, plus the book value of debt less the book value of liquid cash and cash equivalents based upon public information available as of July 19, 2017, as a multiple of revenue for the most recent twelve month period ending March 31, 2017. With respect to Ossen, Highline Research Advisors calculated EV as of July 19, 2017 as a multiple of estimated revenue. The Ossen book value of debt and liquid cash and cash equivalents as of March 31, 2017, was based upon publicly available information as of July 19, 2017. The fully diluted share count for Ossen as of December 31, 2016, was derived from publicly available information as of July 19, 2017.

Ossen Selected Transactions Analysis

Highline Research Advisors analyzed certain information relating to the following selected transactions in the steel and concrete industries since January 1, 2012.

For each of the selected transactions, Highline Research Advisors calculated and compared aggregate enterprise consideration as a multiple of the then latest twelve months revenues and as a multiple of the then latest twelve months estimated earnings before interest, taxes, depreciation and amortization (adjusted for certain non-recurring charges), which we refer to as “Operating Cash Flow.”

While none of the companies that participated in the selected transactions are directly comparable to Ossen, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Ossen’s results, market size and product profile.

The applicable information from these transactions is summarized as follows:

Ossen Illustrative Discounted Cash Flow Analysis

Highline Research Advisors performed an illustrative discounted cash flow analysis of Ossen based on estimates of unlevered free cash flows of Ossen as reflected in the Forecasts to derive an illustrative range of implied present value for the equity of Ossen as of July 19, 2017. Utilizing discount rates ranging from 10.0% to 15.0%, reflecting estimates of Ossen’s weighted average cost of capital derived in part by application of the Capital Asset Pricing Model, Highline Research Advisors derived an illustrative range of implied equity values for Ossen by discounting to present value as of July 19, 2017, based upon (i) estimates of the unlevered free cash flows for Ossen during the period ending December 31, 2017 and the years ending December 31, 2018, 2019, 2020 and 2021, as reflected in the Ossen financial projections, as extrapolated, and (ii) a range of illustrative terminal values for Ossen as of December 31, 2021. The Capital Asset Pricing Model, which we refer to as “CAPM,” requires certain company-specific inputs, including the company’s target capital structure weightings (including the amount of any permanent excess cash), the cost of long-term debt, after-tax yield on permanent excess cash, future applicable marginal cash tax rate and the company’s beta, as well as certain financial metrics for the United States financial markets generally. Under the CAPM, the effect of permanent cash in the target capital structure is to increase the weighted average cost of capital, as such permanent cash has to be permanently financed by capital with a cost which is higher than the yield on the cash. Highline Research Advisors derived the range of illustrative terminal values for Ossen by applying illustrative multiples of LTM Operating Cash Flow as of December 31, 2021 of 6.0x to 8.0x. Highline Research Advisors then added the present value of the illustrative terminal value with the present values of the unlevered free cash flows for the period ending December 31, 2017, and the years ending 2018 to 2021 and subtracted the assumed amount of Ossen’s net debt as of March 31, 2017 (based on public filings) to calculate a range of illustrative equity values for Ossen.

San Meditech Selected Companies Analysis

Highline Research Advisors reviewed and compared certain financial information for San Meditech to corresponding financial information; ratios and public market multiples for the following publicly traded corporations: Dexcom, Insulet and Senseonics (collectively referred to as the “San Meditech Selected Companies”).

Although none of the selected companies is directly comparable to San Meditech, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of San Meditech. Highline Research Advisors calculated and compared various financial multiples and ratios based on publicly available estimates. With respect to each of the selected companies, Highline Research Advisors calculated such company’s EV based upon public information available as of July 19, 2017 and at other selected dates, as a multiple of revenue for the relevant twelve month period. The San Meditech book value of debt and liquid cash and cash equivalents as of March 31, 2017, was based upon information as of July 19, 2017.

San Meditech Selected Transactions Analysis

Highline Research Advisors analyzed certain information relating to selected transactions in the medical devices industry since 2000 for companies that we deemed to be comparable.

For each of the selected transactions, Highline Research Advisors calculated and compared the aggregate consideration as a multiple of the then current latest-twelve-months revenues.

While none of the companies that participated in the selected transactions are directly comparable to San Meditech, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of San Meditech’s results, market size and product profile.

The applicable information from these transactions is summarized as follows:

San Meditech Illustrative Discounted Cash Flow Analysis

Highline Research Advisors performed an illustrative discounted cash flow analysis of San Meditech based on estimates of unlevered free cash flows of San Meditech as reflected in the Forecasts to derive an illustrative range of implied present value for the equity of San Meditech as of July 19, 2017. Utilizing discount rates ranging from 20% to 30%, reflecting estimates of San Meditech’s weighted average cost of capital derived in part by application of the Capital Asset Pricing Model, Highline Research Advisors derived an illustrative range of implied equity values for San Meditech by discounting to present value as of July 19, 2017, based upon (i) estimates of the unlevered free cash flows for San Meditech during the period ending December 31, 2017 and years ending December 31, 2018, 2019, 2020 and 2021, as reflected in the San Meditech financial projections, as extrapolated, and (ii) a range of illustrative terminal values for San Meditech as of December 31, 2021. In performing the weighted average cost of capital analysis, Highline Research Advisors calculated a cost of equity of 25% using CAPM and used target capital structure weightings (based on management forecasts delivered to Highline Research Advisors regarding debt, total cash, minimum operating cash and excess cash). Highline Research Advisors derived the range of illustrative terminal values for San Meditech by applying illustrative multiples of LTM Revenues as of December 31, 2021 of 25.0x to 35.0x. Highline Research Advisors then added the present value of the illustrative terminal value with the present values of the unlevered free cash flows for the period ending December 31, 2017, and the years ending December 31, 2018 to 2021 and subtracted the assumed amount of San Meditech’s net debt as of March 31, 2017 to calculate a range of illustrative equity values for San Meditech.

The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, would create an incomplete view of the processes underlying Highline Research Advisors’ opinion. In arriving at its fairness determination, Highline Research Advisors considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Highline Research Advisors made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Ossen or San Meditech or the contemplated transactions.

Highline Research Advisors prepared these analyses for purposes of Highline Research Advisors’ providing its opinion to the Ossen Board as to the fairness, as of July 19, 2017, from a financial point of view, of the economic terms of the Agreements to the independent holders of the ordinary shares of Ossen. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, Highline Research Advisors does not assume any responsibility if future results are materially different from those forecast.

The economic terms of the Agreements were determined through arm’s-length negotiations and was approved by the Ossen Board. Highline Research Advisors did not recommend any specific terms of the Agreements to Ossen or the Ossen Board.

As described above, Highline Research Advisors’ opinion to the Ossen Board was one of many factors taken into consideration by the Ossen Board in making its determination to approve the Agreements. The foregoing summary does not purport to be a complete description of the analyses performed by Highline Research Advisors in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Highline Research Advisors attached as Annex E to this proxy statement.

Highline Research Advisors is engaged in advisory, underwriting and financing, principal investing and other financial and non-financial activities and services for various persons and entities. Prior to being engaged for the purpose of rendering this fairness opinion, Highline Research Advisors had not been engaged by or worked with Ossen, AADRF, or San Meditech.

The Ossen Board selected Highline Research Advisors as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Agreements. Pursuant to a letter agreement dated January 17, 2017, Ossen engaged Highline Research Advisors to act as its financial advisor for the purpose of rendering this fairness opinion. Pursuant to the terms of this agreement, Highline Research Advisors’ compensation was paid in full before rendering this fairness opinion and was not dependent upon the conclusions reached by Highline Research Advisors. In addition, Ossen has agreed to reimburse Highline Research Advisors for certain of its expenses and disbursements, and to indemnify Highline Research Advisors and related persons against various liabilities, including certain liabilities under the federal securities laws.

Ownership Interest of Ossen Shareholders after the Acquisition

It is anticipated that, following completion of the Acquisition and Spin-Off, Ossen’s existing shareholders (excluding Dr. Tang) will retain an ownership interest of approximately 8.9% of the Company (or approximately 12.25% in the event that the Earn-Out Shares are forfeited), current members of Ossen management or affiliates of Ossen (excluding Dr. Tang) will own approximately 1.35% (or approximately 1.85% in the event that the Earn-Out Shares are forfeited), and Sellers will own approximately 91.1%, of the outstanding equity of the Company (or approximately 89.6% in the event that the Earn-Out Shares are forfeited). These percentages are based on the assumption that Ossen will not issue any additional ordinary shares.

Certain Interests of Ossen’s Directors and Officers in the Acquisition

When you consider the recommendation of our board of directors in favor of approval of the Acquisition Proposal, you should keep in mind that certain of our directors and officers have interests in the Acquisition that are different from or in addition to (and which may conflict with) your interests as a shareholder. These interests include, among other things:

•	Pursuant to the Purchase Agreement, Dr. Liang Tang, the Chairman of Ossen and sole shareholder of EK, will receive 100% of the equity interest of OIM, which, through its subsidiaries, operates the current business of Ossen. Dr. Tang owns approximately 59.9% of the issued and outstanding shares of Ossen, which shares will be cancelled as consideration for EK’s purchase of OIM;

•	Wei Hua, Ossen’s Chief Executive Officer and Chief Financial Officer, owns 600,000 ordinary shares, and an affiliate of Ossen own 600,000 ordinary shares, and each is expected to continue to hold such shares after the consummation of the Acquisition and Spin-Off; and

•	the continued indemnification of current directors and officers of Ossen and AADRF.

Required Vote

The approval of the Acquisition Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Ossen held by disinterested shareholders as of the Record Date. If you abstain or do not instruct your broker how to vote with respect to the Acquisition Proposal, your abstention or broker non-vote will have the effect of a vote against this proposal. Dr. Tang, who holds 11,850,000 shares, has agreed to abstain from voting on the Acquisition Proposal, the Spin-Off Proposal, the Charter Amendment Proposal and the Incentive Plan Proposal.

Recommendation

After careful consideration of the matters described above, Ossen’s board of directors determined unanimously that the Acquisition Proposal is in fair to Ossen and its shareholders.

THE OSSEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE OSSEN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ACQUISITION PROPOSAL.

THE SPIN-OFF PROPOSAL

Overview

On July 19, 2017, we and Ossen Innovation Materials Group Co., Ltd., a BVI limited liability company and our wholly-owned subsidiary, entered into a Purchase Agreement with Elegant Kindness Limited, a BVI limited liability company solely owned by Dr. Liang Tang, Ossen’s Chairman and majority shareholder. The Purchase Agreement provides for the sale of 100% of the equity interest in OIM to Dr. Tang through EK, in exchange for the cancellation of all of the Ossen shares held by EK Shareholder, which shares, as of the date of this proxy statement, represented approximately 59.9% of the issued and outstanding shares of Ossen. The transactions contemplated by the Purchase Agreement (such transactions, collectively, the “Spin-Off”) would take place contemporaneously with the closing of the Acquisition.

The Purchase Agreement is attached to this proxy statement as Annex B. You are encouraged to read this proxy statement in its entirety, including the section entitled “Unaudited Pro Forma Condensed Combined Financial Data” and all the annexes hereto.

Background of the Spin-Off

The transactions contemplated by the Purchase Agreement are all conditioned upon completion of the Acquisition, and are the result of negotiations between the representatives of Ossen and AADRF, as described under “The Acquisition Proposal - Background of the Acquisition.” The non-binding term sheet executed by the parties contemplated the Spin-Off taking place in conjunction with the Acquisition. The parties negotiated the terms of the Purchase Agreement at the same time as the negotiations taking place with respect to the Acquisition. See “The Acquisition Proposal - Background of the Acquisition.” On July 19, 2017, the Ossen board of directors met and the directors in attendance unanimously approved the Purchase Agreement. EK, EK Shareholder, OIM and Ossen entered into the Purchase Agreement on July 19, 2017.

Ossen’s Board of Directors Reasons for the Approval of Spin-Off

Based on its evaluation, together with the opinion of Highline Research Advisors (as further described in the section entitled “The Acquisition Proposal—Description of Opinion of Highline Research Advisors”), Ossen’s board of directors unanimously approved the Purchase Agreement and the transactions contemplated therein and determined that it is fair to Ossen and its shareholders. Ossen’s board of directors believes that the Spin-Off is in the best interest of Ossen and its shareholders because consummation of the Spin-Off is a condition to completion of the Acquisition, so that, following the Acquisition, the business of Ossen will be solely the business of San Meditech. See “The Acquisition Proposal - Background of the Acquisition.”

Certain Interests of Ossen’s Directors, Officers and Others in the Spin-Off

When considering the Ossen board of directors’ recommendation that the Ossen shareholders vote in favor of the approval of the Spin-Off and the adoption of the Purchase Agreement, Ossen shareholders should be aware that directors and executive officers of Ossen have interests in the Spin-Off that may be different from, or in addition to, the interests of Ossen shareholders. These interests include:

•	Pursuant to the Purchase Agreement, Dr. Liang Tang, the Chairman of Ossen and sole shareholder of EK, will receive 100% of the equity interest of OIM, which, through its subsidiaries, operates the current business of Ossen. Dr. Tang owns approximately 59.9% of the issued and outstanding shares of Ossen, which shares will be cancelled as consideration for EK’s purchase of OIM;

•	Wei Hua, Ossen’s Chief Executive Officer and Chief Financial Officer, owns 600,000 ordinary shares, and an affiliate of Ossen own 600,000 ordinary shares, and each is expected to continue to hold such shares after the consummation of the Acquisition and Spin-Off; and

•	the continued indemnification of current directors and officers of Ossen and AADRF.

Inasmuch as the closing of the Transition Transactions is a condition to consummation of the Acquisition, please see “The Acquisition Proposal—Certain Interests of Ossen’s Directors, Officers and Others in the Acquisition” for additional information.

The Purchase Agreement

The subsections that follow this subsection describe the material provisions of the Purchase Agreement, but do not purport to describe all of the terms of the Purchase Agreement. The following summary is qualified in its entirety by reference to the complete text of the Purchase Agreement, a copy of which is attached as Annex B hereto, which is incorporated herein by reference. Shareholders and other interested parties are urged to read the Purchase Agreement carefully and in its entirety (and, if appropriate, with the advice of financial and legal counsel) because it is the primary legal document that governs the Spin-Off.

The Purchase Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Purchase Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Purchase Agreement.

Post-Acquisition Ownership of OIM

It is anticipated that, following completion of the Spin-Off, Dr. Liang Tang, the Chairman of Ossen and sole shareholder of EK, will receive 100% of the equity interest of OIM, which, through its subsidiaries, operates the current business of Ossen. Dr. Tang owns approximately 59.9% of the issued and outstanding shares of Ossen, which shares will be cancelled as consideration for EK’s purchase of OIM.

OSN Representative and Purchaser Representative

Wei Hua, the Chief Executive Officer of Ossen, is serving as the OSN Representative under the Purchase Agreement, and in such capacity will represent the interests of Ossen with respect to certain matters under the Purchase Agreement.

Dr. Liang Tang, the Chairman of Ossen and sole shareholder of EK, is serving as the Indemnifying Representative under the Purchase Agreement, and in such capacity will represent the interests of certain indemnifying parties with respect to certain matters under the Purchase Agreement.

Closing of the Purchase Agreement

The closing of the Purchase Agreement is expected to take place no later than the third business day following the day on which the last of the conditions to the closing (described under the subsection entitled “— Conditions to Closing of the Acquisition”) have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the fulfillment or waiver of those conditions) or such other date as may be mutually agreed to by the parties.

Conditions to Closing of the Purchase Agreement

The obligation of the parties to complete the Purchase Agreement is subject to the fulfillment of certain closing conditions, including but not limited to:

•       all of the conditions to the obligations of the parties to the agreements to consummate the Acquisition shall have been satisfied or waived in writing (where permissible) by the parties thereto;

•       all consents required to be obtained from or made with any governmental authority in order to consummate the transactions contemplated by the Purchase Agreement shall have been obtained or made; and

•       there is no applicable law or order in effect which makes illegal or prevents or prohibits the transactions contemplated by the Purchase Agreement, and there is no pending third party legal proceeding to enjoin or otherwise restrict the closing;

In addition, unless waived by Ossen and OIM, the obligations of Ossen and OIM to consummate the Purchase Agreement are subject to the fulfillment of certain closing conditions, including:

•       receipt of share certificates and transfer documents for Ossen shares from Dr. Liang Tang; and

•       Ossen’s special committee shall have received a fairness opinion from the Highline Research Advisors LLC.

In addition, unless waived by EK, its obligation to consummate the Purchase Agreement is subject to the receipt of share certificates and transfer documents for OIM shares from Ossen.

We cannot provide assurance as to when or if all of the closing conditions will be satisfied or waived by the appropriate party. As of the date of this proxy statement, we have no reason to believe that any of these conditions will not be satisfied.

Amendment or Waiver of the Purchase Agreement

The Purchase Agreement may be amended or supplemented by written agreement of the parties of the Purchase Agreement. If permitted under applicable law, Ossen, EK and OIM may (i) extend the time for the performance of any obligation or other act of any other non-affiliated party, (ii) waive any inaccuracy in the representations and warranties by such other non-affiliated party in the Purchase Agreement or in any document delivered pursuant thereto and (iii) waive compliance by such other non-affiliated party with any covenant or condition contained in the Purchase Agreement.

Termination

The Purchase Agreement may be terminated prior to the closing upon occurrence of certain conditions, including:

•       the mutual agreement of EK and us;

•       by either us or EK if any governmental authority of competent jurisdiction has issued a final and non-appealable order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Purchase Agreement, so long as no breach of the Purchase Agreement by such terminating party or its affiliates was a substantial cause of, or substantially resulted in, such action by such governmental authority.

If the Purchase Agreement is terminated, all further obligations of the parties under the Purchase Agreement will terminate and will be of no further force and effect and no party will have any further liability thereunder to any other party, except that certain obligations related to public announcements, confidentiality, termination and termination fees and general provisions will continue in effect, and no party shall be relieved of liability for any fraud claims or willful breach of the Purchase Agreement prior to such termination.

Fees and Expenses

Each party will bear its own expenses in connection with the Purchase Agreement and the transactions contemplated thereby, including with respect to us, our deferred IPO expenses.

Representations and Warranties

The Purchase Agreement contains a number of representations and warranties made by us and OIM, on the one hand, and EK and the Purchaser on the other hand, made solely for the benefit of the other, which in certain cases are subject to specified exceptions and qualifications contained in the Purchase Agreement or in information provided pursuant to certain disclosure schedules to the Purchase Agreement. The representations and warranties are customary for transactions similar to the Purchase Agreement.

In the Purchase Agreement, EK and Dr. Liang Tang made certain customary representations and warranties to us. These representations and warranties, among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Purchase Agreement and other ancillary agreements; (3) capitalization; (3) governmental approvals; (4) non-contravention; (5) seller’s assets and liabilities; (6) ownership of Ossen shares by Dr. Liang Tang.

In the Purchase Agreement, we made certain customary representations and warranties to EK and Dr. Liang Tang. These representations and warranties, among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Purchase Agreement and other ancillary agreements; (3) governmental approvals; and (4) non-contravention.

Release and Covenant Not to Sue

EK and Dr. Liang Tang will release and discharge us from and against any and all actions, obligations, agreements, debts and liabilities which they now have, has ever had or may hereafter have against us arising on or prior to the closing of the Purchase Agreement or on account of or arising out of any matter occurring on or prior to such closing, including any rights to indemnification or reimbursement. The releases and restrictions shall not apply to any claims EK or Dr. Liang Tang may have against any party pursuant to the terms and conditions of the Purchase Agreement.

Survival and Indemnification

All representations and warranties of EK and Dr. Liang Tang shall survive the closing of the Purchase Agreement through and until the second anniversary of the closing date; provided, however, that the representations and warranties relating to due organization and good standing, authorization, binding agreement and ownership shall survive indefinitely. Additionally, fraud claims against EK and Dr. Liang Tang shall survive indefinitely. All covenants, obligations and agreements of EK and Dr. Liang Tang contained in the Purchase Agreement, including indemnification obligations, shall survive the closing and continue until fully performed in accordance with their terms.

EK and Dr. Liang Tang have agreed to indemnify and hold harmless Ossen and its affiliates from (i) the breach of any representation or warranty made by EK and Dr. Liang Tang set forth in the Purchase Agreement or in any certificate delivered by EK and Dr. Liang Tang pursuant to the Purchase Agreement; (ii) the breach of any covenant or agreement on the part of EK and Dr. Liang Tang set forth in the Purchase Agreement or in any certificate delivered by EK and Dr. Liang Tang pursuant to the Purchase Agreement; (iii) any action by person(s) who were holders of equity securities of Ossen, including options, warrants, convertible debt or other convertible securities or other rights to acquire equity securities of Ossen, prior to the closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities; or (iv) any fraud claims.

Governing Law and Dispute Resolution

The Purchase Agreement is governed by New York law. Any disputes under the Purchase Agreement, other than claims for injunctive or equitable relief (including specific performance to strictly enforce the terms of the Purchase Agreement) will be subject to arbitration by the American Arbitration Association to be held in Manhattan, New York. Any claims that are brought before a court will be subject to exclusive jurisdiction of the state and federal courts in New York, New York (and appeals courts), and each party waived its rights to a jury trial in connection therewith. The parties are entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Purchase Agreement in addition to any other remedy to which they are entitled at law or in equity.

Required Vote

Approval of the Spin-Off Proposal will require the affirmative vote of the holders of a majority of the shares held by disinterested shareholders as of the record date. If you abstain or do not instruct your broker how to vote with respect to the Spin-Off Proposal, your abstention or broker non-vote will have the effect of a vote against this proposal. The approval of the Spin-Off Proposal is conditioned on approval of the Acquisition Proposal, the Charter Amendment Proposal and the Incentive Plan Proposal. Dr. Tang, who holds 11,850,000 shares, has agreed to abstain from voting on the Acquisition Proposal, the Spin-Off Proposal, the Charter Amendment Proposal and the Incentive Plan Proposal.

Recommendation

THE OSSEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OSSEN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SPIN-OFF PROPOSAL.

THE CHARTER AMENDMENT PROPOSAL

On July 19, 2017, the Ossen board adopted and recommended for shareholder approval the amendment and restatement of the Company’s memorandum and articles of association (the “Amended Charter”), which amends Ossen’s current memorandum and articles of association (the “Current Charter”). Ossen is asking its shareholders to adopt the Amended Charter, effective only upon consummation of the Acquisition, to: (i) change the Company’s name from “Ossen Innovation Co., Ltd.” to “San Meditech Holdings Ltd.” (the “Name Change”), (ii) increase the maximum number of shares authorized to be issued by the Company from 100,000,000 to 150,000,000 shares; (iii) automatically exchange the ordinary shares held prior to the Acquisition and Spin-Off for a newly designated Class A ordinary shares, each of which will be entitled to one vote per share and (iv) designate a new series of Class B ordinary shares to be issued to certain of the Sellers, each Class B share to be entitled to ten votes per share (the “Dual Class Structure”).

The amendment will only be effected in the event, and at the time, the Acquisition and Spin-Off are consummated. Assuming that the Charter Amendment Proposal is approved, Ossen will file the Amended Charter, substantially in the form attached as Annex C, in connection with the consummation of the Acquisition and Spin-Off.

If the Acquisition Proposal or the Spin-Off Proposal is not approved, the Charter Amendment Proposal will not be presented at the special meeting.

Name Change

Upon the closing of the Acquisition and the Spin-Off, and the transactions contemplated by the Exchange Agreement and the Purchase Agreement, Ossen’s current name will not accurately reflect its business operations. Accordingly, Ossen’s board of directors believes that changing its name to “San Meditech Holdings Ltd.” in connection with the Acquisition will better reflect its business operations upon completion of the Acquisition.

Shareholders of Ossen will not be required to exchange outstanding share certificates for new share certificates if the amendment is adopted. ADR holders will be required to exchange their existing ADRs for new ADRs reflecting the name change, the ratio change and the redesignation to Class A shares. Ossen has reserved with Nasdaq the symbol “SMDT” in the event the Name Change Proposal is adopted and the Acquisition and the Spin-Off are consummated. Upon the closing of Acquisition and Spin-Off and the approval of Ossen’s listing application, Ossen will announce the final symbol approved by Nasdaq.

Increase in Authorized Shares

We have proposed to amend or memorandum of association to increase the maximum number of shares authorized to be issued by us. Currently, we are authorized to issue 100,000 shares. However, as a result of our issuing up to an aggregate of 81,243,000 shares pursuant to the Acquisition, we would have a very limited number of shares available to issue to employees pursuant to the San Meditech 2017 Equity Incentive plan or in connection with future financing or acquisition transactions. As a result, we believe that it is in the best interest of our shareholders to increase our authorized shares to 150,000,000, of which 125,000,000 would be designated Class A ordinary shares and 25,000,000 Class B ordinary shares.

Dual Class Structure

We have proposed to adopt an amended and restated memorandum and articles of association, which will become effective immediately prior to the consummation of the Acquisition and will replace our Current Charter in its entirety. Our Amended Charter provides that, immediately prior to the completion of the Acquisition, we will have two classes of shares, Class A ordinary shares and Class B ordinary shares. Our maximum number of shares authorized to be issued upon completion of the Acquisition will be (1) 125,000,000 Class A ordinary shares of a par value of $0.01 each, and (2) 25,000,000 Class B ordinary shares of a par value of $0.01 each.

The Ossen board believes that retaining two classes of ordinary shares with different voting rights is in the best interest of the Company and its shareholders. The Board believes that the dual class capitalization structure: (a) will promote stability and continuity in the leadership and management of the Company, which will allow the Company to focus on long-term objectives, (b) will enhance the Company’s ability to attract, retain and motivate highly qualified key employees and (c) will provide the Company with greater flexibility in financing its growth.

Continuity and Stability. In the face of difficult challenges, management of companies with a single class of ordinary shares can become singularly focused on maximizing short-term value and performance at the expense of long-range planning in an effort to justify its business plans. The Board believes that Mr. Howard Gang Hao, San Meditech’s founder, is the primary source of the strategic vision that has made San Meditech’s success up to this point possible. The board believes that the dual class capital structure, which provides limited voting rights for the Class A ordinary shareholders, reduces the risk of disruption in the continuity of the Company’s current operational policies and long-range strategy by allowing management to pursue strategies that it believes will enhance the long-term profitability of the Company.

Retention of Key Employees. The board believes that the dual class capital structure enhances the Company’s ability to attract and retain highly qualified key employees. The Company’s ability to issue Class A ordinary shares-based equity awards increases its flexibility in structuring compensation plans so that management and key employees can participate in the growth of the Company without diluting the voting power of the Class B shareholders.

Financing Flexibility. The dual class capital structure provides the Company with greater flexibility to pursue a long-term emphasis on shareholder value through growth and financial strength. The board believes that the Company’s ability to issue Class A ordinary shares better positions the Company to finance growth opportunities without significantly diluting the voting interest of the Company’s Class B shareholders. The Board believes that a company with a single class of shares may run the risk of foregoing share issuances (thereby foregoing strategic transactions that potentially could be of great benefit to shareholders) simply out of concerns over dilution of control. As the issue of control is not a factor in the board’s consideration of these transactions, the decision by the Company to issue shares in acquisitions or capital raising transactions is based solely on the perceived economic benefits of the transaction to the Company and all of its shareholders.

All ordinary shares (including shares underlying ADSs), except for the ordinary shares to be forfeited by Dr. Tang pursuant to the Purchase Agreement, that are outstanding immediately prior to the completion of the Acquisition and Spin-Off will be automatically redesignated or converted into Class A ordinary shares. Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes.

13,028,938 of the Exchange Shares (including Indemnification Shares) to be issued to Sellers in connection with the Acquisition, representing an aggregate of 130,289,380 votes, and 5,583,831 Earn-Out Shares, representing an aggregate of 55,838,310 votes, will be designated as Class B ordinary shares. The remaining 43,841,161 Exchange Shares (including Indemnification Shares) to be issued to Sellers in connection with the Acquisition, representing an aggregate of 43,841,161 votes, and the remaining 18,789,070 Earn-Out Shares, representing an aggregate of 18,789,070 votes will be designated as Class A ordinary shares, representing an aggregate of 62,630,231 votes. The holders of the Class B shares will be Howard Gang Hao, who will serve as Chief Executive Officer and Director of the Company following the consummation of the Acquisition and the Spin-Off, and Mr. Hao’s son.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, for so long as initial holders of the Class B ordinary shares, in the aggregate, hold at least 5% of our issued and outstanding shares, on a fully diluted basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Immediately upon the completion of the Acquisition and Spin-Off, we will have 70,571,341 Class A ordinary shares and 18,612,769 Class B ordinary shares outstanding, assuming that Ossen will not issue any additional ordinary shares and assuming the Earn-Out Shares will be issued.

Filing of Amended Memorandum and Articles of Association

Ossen will file the Amended Charter substantially in the form attached as Annex C to this proxy statement in connection with consummation of the Acquisition.

Required Vote

The Charter Amendment Proposal, including the re-designation of Class A ordinary shares and the issuance of Class A ordinary shares and Class B ordinary shares, requires the affirmative vote of 75% of the votes cast by disinterested shareholders present in person or represented by proxy at the special meeting. If you abstain or do not instruct your broker how to vote with respect to the Charter Amendment Proposal, your abstention or broker non-vote will have no effect on the proposal. The approval of the Charter Amendment Proposal is conditioned on approval of the Acquisition Proposal and the Spin-Off Proposal.

Recommendation

THE OSSEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OSSEN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.

THE INCENTIVE PLAN PROPOSAL

We are submitting for the approval of Ossen’s shareholder approval the San Meditech Holdings Ltd. 2017 Equity Incentive Plan (the “Plan”), which will apply following the closing of the Acquisition and the Spin-Off. The purpose of the Plan is to allow San Meditech to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in San Meditech, which interest may be measured by reference to the value of its ordinary shares.

If approved by Ossen’s shareholders, the Plan will become effective as the date that post-transaction board of directors of San Meditech adopts the Plan. We expect that that board adoption will be given on the day of, and immediately following, the closing of the Share Exchange. Capitalized terms used but not defined in this proposal shall have the meanings ascribed to them in the Plan, a copy of which is attached hereto as Annex D. The following description is qualified in its entirety by reference to the Plan.

Administration

San Meditech’s Compensation Committee (the “Committee”) will administer the Plan. The Committee will have the authority to determine the terms and conditions of any agreements evidencing any Awards granted under the Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Plan. The Committee will have full discretion to administer and interpret the Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility

Employees, directors, officers, advisors or consultants of San Meditech or its affiliates are eligible to participate in the Plan. The Committee has the sole and complete authority to determine who will be granted an award under the Plan, however, it may delegate such authority to a special committee consisting of one or more directors under the circumstances set forth in the Plan.

Number of Shares Authorized

The Plan provides for an aggregate number of 8,924,300 ordinary shares equal to 10% of the outstanding ordinary shares on the Effective Date (which will be the date of board adoption of the Plan, which is expected to occur on the day of, and immediately following, the closing of the Acquisition and the Spin Off) to be available for awards. If an award is forfeited or if any option terminates, expires or lapses without being exercised, the ordinary shares subject to such award will again be made available for future grant. Shares that are used to pay the exercise price of an option or that are withheld to satisfy the Participant’s tax withholding obligation will not be available for re-grant under the Plan.

If there is any change in San Meditech’ corporate capitalization, the Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the Plan, the number of shares covered by awards then outstanding under the Plan, the limitations on awards under the Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

The Plan will have a term of ten years and no further awards may be granted under the Plan after that date.

Awards Available for Grant

The Committee may grant awards of Non-Qualified Stock Options, Incentive (qualified) Stock Options) or any combination of the foregoing; provided, that the Committee may not grant to any one person in any one calendar year Awards (i) for more than 300,000 ordinary shares in the aggregate or (ii) payable in cash in an amount to exceed $1,200,000 in the aggregate.

The Committee will be authorized to grant Options to purchase ordinary shares that are either “qualified,” meaning they are intended to satisfy the requirements of Code Section 422 for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Plan will be subject to the terms and conditions established by the Committee. Under the terms of the Plan, unless the Committee determines otherwise in the case of an Option substituted for another Option in connection with a corporate transaction, the exercise price of the Options will not be less than the fair market value (as determined under the Plan) of the ordinary shares at the time of grant. Options granted under the Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. The maximum term of an option granted under the Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% shareholders). Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) that have been held by the participant for any period deemed necessary by San Meditech’s accountants to avoid an additional compensation charge or have been purchased on the open market, or the Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism, a net exercise method, or by such other method as the Committee may determine to be appropriate.

Transferability

Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Committee, however, may permit awards (other than incentive stock options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or shareholders are the participant and his or her family members or anyone else approved by it.

Amendment

The Plan will have a term of ten years. San Meditech’s board of directors may amend, suspend or terminate the Plan at any time; however, shareholder approval to amend the Plan may be necessary if the law so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

Change in Control

Except to the extent otherwise provided in an Award agreement, in the event of a Change in Control, all outstanding options issued under the Plan will become fully vested. In general, the Committee may, in its discretion, cancel outstanding awards and pay the value of such awards to the participants in connection with a Change in Control. The Committee can also provide otherwise in an award agreement under the Plan.

New Plan Benefits

Future grants under the Plan will be made at the discretion of the Committee and, accordingly, are not yet determinable. In addition, the value of the awards granted under the Plan will depend on a number of factors, including the fair market value of the ordinary shares on future dates, the exercise decisions made by the participants and/or the extent to which any applicable performance goals necessary for vesting or payment are achieved. Consequently, it is not possible to determine the benefits that might be received by participants receiving discretionary grants under, or having their annual bonus paid pursuant to, the Plan.

Interests of Directors of Officers

San Meditech’s directors may grant awards under the Plan to themselves as well as to San Meditech’s officers and other employees.

Vote Required for Approval

Adoption of this proposal requires the affirmative vote of a majority of the shares held by disinterested shareholders as of the record date. If you abstain or do not instruct your broker how to vote with respect to the Charter Amendment Proposal, your abstention or broker non-vote will have the effect of a vote against this proposal.

The Incentive Plan Proposal is conditioned upon the approval of the Acquisition Proposal and the Spin-Off Proposal.

Recommendation of the Board

OSSEN’S BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE FOR THE INCENTIVE PLAN PROPOSAL.

INFORMATION ABOUT OSSEN

Corporate History

We were incorporated under the laws of the British Virgin Islands as Ultra Glory International Ltd. (“Ultra Glory”) in 2010. We operate under the BVI Business Companies Act, 2004, or the BVI Act. Our registered office is located at Akara Bldg., 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The telephone number of the registered office is +86 (21) 51192951. Our World Wide Web address is http://www.osseninnovation.com. Information contained on our website does not constitute a part of this annual report.

Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011. The telephone number of our agent for service is (212) 894-8940.

Our Subsidiaries

British Virgin Islands Companies

Ossen Innovation Group, our wholly owned subsidiary, is the sole shareholder of two holding companies organized in the British Virgin Islands: Ossen Group (Asia) Co., Ltd., or Ossen Asia, and Topchina Development Group Ltd., or Topchina. All of the equity of Ossen Asia and Topchina had been held by Dr. Tang, our Chairman, since inception. In May 2010, Dr. Tang transferred these shares to Ossen Innovation Group in anticipation of the public listing of our company’s shares in the United States.

Ossen Asia is a British Virgin Islands limited liability company organized on February 7, 2002. Ossen Asia has one direct operating subsidiary in China, Ossen Innovation Materials Co. Ltd., or Ossen Materials. Ossen Asia owns 81% of the equity of Ossen Materials.

Topchina is a British Virgin Islands limited liability company organized on November 3, 2004. Ossen Materials and Topchina directly own an operating subsidiary in China, Ossen (Jiujiang) New Materials Co., Ltd., or Ossen Jiujiang. As of December 31, 2016, Ossen Materials owns 20.5% of the equity of Ossen Jiujiang and Topchina owns 79.5%.

Ossen Materials

Ossen Materials was formed in China on October 27, 2004 as a Sino-foreign joint venture limited liability company under the name Ossen (Maanshan) Steel Wire and Cable Co., Ltd. On May 8, 2008, Ossen Materials was restructured from a Sino-foreign joint venture limited liability company to a corporation. The name of the entity was changed at that time to Ossen Innovation Materials Co., Ltd.

Ossen Asia owns 81% of the equity of Ossen Materials. The remaining 19% is held in the aggregate by four Chinese entities, two of which are controlled by Chinese governmental entities, one of which is controlled by Zhonglu Co. Ltd., a company whose shares are listed on the Shanghai Stock Exchange, and one of which is controlled by Chinese citizens.

Through Ossen Materials, we have manufactured and sold plain surface PC strands, rare earth coated PC steel wires and PC wires in our Maanshan City facility since 2004. The primary markets for the products manufactured at our Maanshan facility are Anhui Province, Jiangsu Province, Zhejiang Province and Shanghai City, each in the PRC.

Ossen Jiujiang

On April 6, 2005, Shanghai Ossen Investment Holdings (Group) Co., Ltd., or Ossen Shanghai, acquired a portion of the bankruptcy assets of Jiujiang Steel & Iron Company, including equipment, land use rights and inventory, for approximately RMB 20,000,000 (approximately $2.9 million). Ossen Jiujiang was formed by Ossen Shanghai in the PRC as a Sino-foreign joint venture limited liability company on April 13, 2005. Ossen Shanghai then transferred the newly acquired assets to Ossen Jiujiang. At its inception, Ossen Jiujiang was owned by two entities: 33.3% of its equity was held by Ossen Asia and 66.7% by Ossen Shanghai. In June 2005, Ossen Shanghai transferred its entire interest in Ossen Jiujiang to Topchina in exchange for approximately $2.9 million. In October 2007, Topchina transferred 41.7% of the equity in Ossen Jiujiang to Ossen Asia for no consideration. On December 17, 2007, Ossen Asia transferred all of its shares in Ossen Jiujiang to Ossen Materials.

On November 19, 2010, the Department of Commerce of Jiujiang City approved an increase in the registered capital of Ossen Jiujiang by approximately $29.2 million, which capital must be paid in full by November 2013. On November 5, 2012, the Department of Commerce of Jiujiang City approved a decrease in the registered capital of Ossen Jiujiang by approximately $9.2 million. As of December 31, 2014, Topchina paid approximately $20 million of the increased registered capital to Ossen Jiujiang. As a result, 79.5% of Ossen Jiujiang is currently held by Topchina and 20.5% by Ossen Materials. On April 9, 2014, Ossen (Jiujiang) Steel Wire & Cable Co., Ltd. changed its name to Ossen (Jiujiang) New Materials Co., Ltd.

Through Ossen Jiujiang, we manufacture zinc or rare earth coated PC wires and strands, plain surface PC strands, unbonded PC strands, helical rib PC wires, sleeper PC wires and indented PC wires. The primary markets for the PC strands manufactured in our Jiujiang facility are Jiangxi Province, Hubei Province, Hunan Province, Fujian Province and Sichuan Province, each in the PRC.

Organizational Structure Chart

The following chart reflects our current organizational structure:

Overview

We manufacture and sell an array of plain surface prestressed steel materials and rare earth coated and zinc coated prestressed steel materials, which we believe is the most comprehensive array among our competitors in China. Our materials are used in the construction of bridges, highways and other infrastructure projects in the PRC and internationally. Our facilities are located in Maanshan City, Anhui Province and in Jiujiang City, Jiangxi Province, in the People’s Republic of China. Based on our extensive experience in the industry, we believe that Ossen is one of the leading enterprises in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials used in the construction of bridges, highways, and other infrastructure projects in China.

During the year ended December 31, 2016, we generated revenue of approximately $101.4 million, or 86.6% of our total revenue (as compared to $85.0 million, or 72.1% of our total revenue, in 2015), from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated materials for bridge construction.

While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors due to higher strength and higher quality, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expand research and development efforts to advance our rare earth coating applications even further. In particular, we continued to develop a rare earth coating application for zinc-aluminum alloy coated products in 2016, which are more corrosion-resistant than zinc coated products. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products. Furthermore, in both 2015 and 2016, the average margin for our coated products was lower than the average margin for our plain surface products. In 2015, it was mainly because the average price of the raw materials purchased for our coated products did not decline as steeply as the average price of the raw materials purchased for our plain surface products, while in 2016 it was mainly because the average price of the raw materials purchased for our coated products increased more than the average price of the raw materials purchased for our plain surface products.

The primary characteristics of our rare earth coated products, which are used primarily in the construction of new bridges and the renovation of older bridges in need of repair, are as follows:

·	Superior corrosion resistance;

·	Superior toughness and plasticity;

·	Endurance against extreme heat;

·	Smooth and appealing coating; and

·	Easily coated.

Our products are marketed under the “Ossen” brand name both domestically and internationally. We handle all aspects of market research, product design, engineering, manufacturing, sales and marketing. We conduct our manufacturing operations in our ISO 9001 manufacturing facilities in Maanshan City and Jiujiang City, in the PRC.

Our capacity expansion to add 30,000 tons of annual production capacity for rare earth coated products has been indefinitely suspended due to an extended unfavorable business climate, intense market competition and the uncertainty of financial markets in China.

In 2013, the Chinese market began to adopt zinc-aluminum alloy coated PC wires and PC strands, which have more corrosion-resistance and stronger protective effect than zinc coated PC wires and PC strands. Our research and development department is currently developing a method to apply rare earth materials to the zinc-aluminum alloy coating process. In 2014, 2015 and 2016, we have made progress in developing such product and we will continue our research and development efforts in 2017. We anticipate that additional time will be necessary for such products to pass government inspection and to gain acceptance in the market.

Ossen Materials, our operating subsidiary, was founded in 2004. In 2005, we expanded our manufacturing capabilities by acquiring a facility in Jiujiang City in the PRC and forming Ossen Jiujiang. The founders of Ossen were among the first in China to introduce and promote the use of prestressed steel materials in construction projects. They have been involved in producing prestressed materials since 1994 and each has accumulated more than 20 years of experience in the prestressed materials industry.

We are affiliated with the Ossen Group, which is a Chinese conglomerate controlled by our Chairman, Dr. Tang. The Ossen Group’s core businesses include steel manufacturing, real estate and other investments. There is no active business relationship between our company and any of the other entities that comprise the Ossen Group other than what we have disclosed in Items 4.C and 7.B below.

Competitive Advantages

Our management believes that the following competitive strengths differentiate us from other domestic and international competitors and are the key factors to our success:

We are taking advantage of industry trends in the bridge infrastructure sectors in the PRC and other international markets

Since 2012, China’s economic growth slowed and the demand for prestressed materials in the infrastructure construction industry in the domestic PRC market decreased. However, we believe there is still much room for growth in China’s infrastructure construction industry, and in particular the construction and restoration of bridges in the PRC that would benefit from the quality and durability of our rare earth coated prestressed materials.

We believe that the Chinese central government will continue to maintain economic growth rate at 6-7% in the next two years by injecting capital into the economy by funding new infrastructure projects.  While we do not believe that the Chinese government will initiate another large scale, comprehensive capital injection, we believe that infrastructure spending will be selectively targeted at developing regions in Central or Western China. Furthermore, through the “One Belt, One Road” initiatives, announced in late 2013, and the Asian Infrastructure Investment Bank launched in December 2015, investments are expected to be made during the next decade to construct new bridges and new railroads. We believe that these developments should create bidding opportunities for us and we expect the market will continue to recover gradually in 2017 and beyond.

Leading provider of customized prestressed steel materials

Based on our extensive experience in the industry, we believe that Ossen is one of the leading enterprises in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials used in the construction of bridges, highways, and other infrastructure projects in China. We manufacture and sell an array of plain surface prestressed steel materials and rare earth coated and zinc coated prestressed steel materials, which we believe is the most comprehensive array among our competitors in China and which are used in the construction of bridges, highways and other infrastructure projects in the PRC and internationally. Our facilities are located in Maanshan City, Anhui Province and in Jiujiang City, Jiangxi Province, in the People’s Republic of China.

Strong in-house research and development capabilities

Our research and development team consists of members recognized as industry experts in China, and each member of our senior management team has over 20 years of industry experience on average. We have built a recognized brand name in the industry by introducing innovative solutions to the prestressed materials industry, and particularly coated prestressed materials, in China and internationally. Our engineering team works closely with our customers in order to understand their requirements. We have been able to introduce new equipment to enhance cost saving and time reduction in the construction of bridges, highways, railways and buildings, as well as numerous other projects.

Efficient proprietary production technology

We continually pursue technological improvements to our manufacturing processes via our strong in-house development teams. We own thirty-one patents granted by the State Intellectual Property Office of the PRC, including four invention patents and twenty-seven utility model patents as of April 1, 2017. In addition, we have applied for six invention and six utility model patents, which are currently pending. These patents and patent applications are intended to protect our technologies, including production processes of various wire ropes, pickling methods for steel wire materials and devices designed for the production of steel wire. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency, most notably with respect to the development of our rare earth coated materials.

Strong recognition from domestic and international customers for supplying materials for infrastructure projects

The solid reputation that our management team has developed over the past 20 years in the prestressed material industry in China and in other countries such as Canada, the United States, Japan, South Korea, Bangladesh, South Africa, Italy and Spain, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop a strong customer base and to be involved in major building projects.

We generated approximately 4.2% and 6.6%, respectively, of our revenue during the years ended December 31, 2016 and 2015 from sales to customers in international markets (including primarily Japan, Vietnam, South Korea, New Zealand, Australia, Bangladesh, Chile, Costa Rica, and Brunei), primarily for use in the construction of bridges. Due to the anti-dumping measures imposed by the United States and European Union and increased demand for our products in the PRC market and these other markets, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

Rigorous quality control standards

Consistent with our continuing commitment to quality, we impose rigorous quality control standards at various stages of our production process. We strictly comply with various national and international quality standards with respect to the manufacture of prestressed materials. Our certifications and accreditations include the Japanese Industrial Standards (JIS) certification, United Kingdom Accreditation Service (UKAS), the Korean Standards Association (KS) certification from South Korea and an ISO 9001 certification. We believe that these certifications, together with the numerous national awards that we have been awarded demonstrate our commitment to producing high-quality products as well as providing us with a competitive advantage over some of our competitors in certain international markets and in China.

Experienced management and operational teams with domestic PRC international market knowledge

Our senior management team and key operating personnel have extensive management skills, relevant operating experience and industry knowledge. In particular, Dr. Tang, our Chairman, is a Doctor of Economics, Senior Engineer and Professor of Finance and Statistics at the School of East China Normal University, and has extensive experience managing and operating companies in the prestressed steel industry. We believe our management team’s experience and in depth knowledge of the market in China and internationally will enable us to continue to successfully execute our expansion strategies. In addition, we believe our management team’s strong track record will enable us to continue to take advantage of market opportunities that may arise.

Our Products

Our prestressed steel materials are categorized as plain surface products and coated products.

Plain Surface Products

Our plain surface products, which term refers to our uncoated plain surfaced and stabilized products, are characterized as follows:

·	Plain surface prestressed concrete, or PC, strands. These products consist of PC wires that are twisted into a bundle and used in precast concrete plates on the riding surface of bridges. These products are categorized based on size, strength and structure. Sizes range from 9.3mm to 17.8mm. Strength level ranges from 1570MPa (megapascal) to 2000MPa. The number of strands in the products varies between 3 and 7.

·	Unbonded plain surface PC strands. These products consist of plain surface PC strands that are coated with grease and extruded with high-density polyethylene. These products are used primarily in the construction of bridges and buildings.

·	PC wires, also referred to as stabilized materials. These products are further divided among the following three categories:

§	Plain surface PC wires. This product consists of an individual round wire used in the construction of buildings.

§	Indented PC wires. This product consists of an individual round wire that contains an indentation used in the construction of buildings.

§	Helical (spiral) rib PC wires. This product consists of an individual round wire whose surface is pulled out into a helical rib pattern used in the construction of railway ties, or sleepers, and buildings.

PC wires are categorized based on size, strength and structure. Sizes range from 4.0mm to 9.0mm. Strength level ranges from 1570MPa to 2000MPa. The number of strands in the products varies between 3 and 7.

Coated Prestressed Products

Our coated prestressed products included zinc coated PC products and rare earth coated PC products. Rare earth coated products are plain surface materials that are zinc coated with a rare earth zinc-plating protective layer so as to produce materials that are more corrosion-resistant and long-lasting. The purpose of galvanizing is to generate a surface layer to protect the materials from erosion, abrasion and oxidization, without changing the elements of the basic materials or weakening the basic material’s strength or other functionality through any techniques that utilize physical chemistry or electrochemistry. The coating process can cause loss of strength in regular steel materials, but the loss of strength in rare earth coated prestressed products is reduced.

For steel wires and strands, coating can provide a protective layer to improve the product’s corrosion-resistant level and increase its life span. Traditional technology uses zinc as the coating material and such products are called zinc coated PC wires and PC strands. The introduction of rare earth coating technology adds more benefits to the final products. When rare earth is added into the coating material and form a new alloy with zinc, it increases further the life span of the product. More importantly, it reduces the loss of strength compared to traditional zinc coating process.

The coating process happens in an environment with very high temperature. Because of the high temperature, there will be some loss of product strength during the coating process. For example, if the steel wires to be used as raw material have a strength level of 2000 MPa (mega pascal), its strength level will lose about 300 MPa after going through the traditional coating process. When zinc forms a new alloy with rare earth and is used as a coating layer, the requirement of high temperature for processing could be lowered. Processing with lower temperature results in less loss of product strength during the coating process. Therefore, the same raw material, if using rare earth coating, could deliver higher strength final product. Compared with better corrosion-resistant level, longer life span, higher strength level may be the most important benefit rare earth coated products bring to customers, as compared to zinc coated products. Higher strength means less steel is needed to build the bridge. The bridge cables could be slimmer, quantity of steel required for construction could be less and overall construction cost could be reduced.

Applications of zinc coated PC wires and PC strands are similar to those of rare earth coated PC wires and PC strands, primarily in the construction of bridges. The rare earth coated products could be considered as “upgraded version” of zinc coated products. Margin is affected by market conditions. In general, gross margin of rare earth coated products is 1%-5% higher than similar zinc coated products.

The application of rare earth coating technology enables our product to meet the higher standards of bridge project. We are and will continue to allocate more resource on rare earth coated PC products.

Our rare earth coated products are characterized as the following:

Rare earth coated PC wires. These products are further divided as follows:

·	Ф5.0 Series, used for suspension bridges.

·	Ф7.0 Series, used for cable-stayed bridges.

Rare earth coated PC strands, used for bridges and buildings.

Customers that purchase our prestressed materials also purchase other supporting products, such as anchorage devices and ripple tubes, to complement our materials. These supplementary products are produced by anchorage manufacturing factories that are unaffiliated with us.

Competition

China is one of the world’s largest producers and markets for prestressed steel materials. In 2014, 2015 and 2016, our sales were predominantly to customers located in the PRC, and as a result, our primary competitors were PRC domestic companies.

We believe that being located in China provides us with a number of competitive factors within our industry, including the following:

·	Pricing. Flexibility to control pricing of products and the ability to use economies of scale to secure competitive pricing advantages;

·	Technology. Ability to manufacture products efficiently, utilize low-cost raw materials, and to achieve better production quality; and

·	Barriers to entry. Technical knowledge, access to raw materials, local market knowledge and established relationships with suppliers and customers to support the development of commercially viable production facilities and products.

Competition among manufacturers of plain surface steel products in China can be characterized as fragmented, with many large and small companies competing with each other. Our primary competitors for these products are Baosteel Group Shanghai Ergang Co. Ltd., Jiangyin Fasten Steel Products Co., Ltd., Jiangyin Walsin Steel Cable Co. Ltd., Jiangxi Xinhua Steel Cable Co. Ltd. and Silvery Dragon Co., Ltd.2

Competition among PRC manufacturers of zinc coated prestressed products in China is limited to only four companies. Our main competitors for these products are Baosteel Group Shanghai Ergang Co. Ltd., Shuangyou Eaststeel and Jiangyin Walsin Steel Cable Co. Ltd. Furthermore, we believe that we are the only Chinese rare earth coated prestressed material manufacturer. While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expand research and development efforts to advance our rare earth coating applications even further. In particular, we continued to develop a rare earth coating application for zinc-aluminum alloy coated products, which are more corrosion-resistant than zinc coated products in 2016. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products.

We believe that we differentiate ourselves because we have built a recognized brand name in the industry and because we offer superior product quality, timely delivery and high value. We believe that we have the following advantages over many of our competitors:

·	the performance and cost effectiveness of our products;

·	our ability to manufacture and deliver products in required volumes, on a timely basis, and at competitive prices;

·	superior quality and reliability of our products;

·	our after-sale support capabilities, from both an engineering and an operational perspective;

·	effectiveness of customer service and our ability to send experienced operators and engineers as well as a seasoned sales force to assist our customers; and

·	overall management capability.

Seasonality

Demand for our products remains fairly consistent throughout the year.

Our Raw Materials and Supply

Raw Materials

High carbon steel wire rods are the primary raw material required to manufacture prestressed steel materials. The quality and cost of the rods we purchase differ between our plain surface products and our rare earth and zinc coated products. Rare earth and zinc coated products require higher-priced rods that are higher in purity and durability. The price for certain rods needed for coated products is higher than rods needed for plain surface products.

Our Supply Sources

We select our suppliers by assessing criteria such as the quality of materials supplied, the duration of the supplier’s business relationship with us, pricing, delivery reliability and response time to orders placed by us. To minimize purchasing costs, we use a limited number of suppliers. Because we purchase substantial quantities from these suppliers, we are often able to procure these products at competitive prices. We usually enter into a one-year purchase agreement with each supplier and then order on a spot basis for each delivery. We negotiate pricing with our suppliers on an arm’s length basis prior to the delivery of these supplies to us, based upon the prevailing market prices at such time.

The suppliers that supplied us with a significant percentage of our raw materials for the past three years were Jiangsu Shagang Group Co., Ltd., Jiangyin Runde Logistics Co., Ltd., Beijing Baosteel Northern Trading Co., Ltd, Zhangjiagang Free Trade Zone, and Shanghai Chemical Industry Supply and Marketing Co., Ltd. and all are based in China.

Purchases from our five largest suppliers amounted to 99.1%, 97.7% and 95.1% of our raw material purchases in 2016, 2015 and 2014, respectively.

We are not dependent on any one of our suppliers, as we are able to source raw materials from alternative vendors should the need arise. We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had any major dispute with a material supplier.

Volatility of Price of Raw Materials

We have no long-term, fixed-price steel purchase contracts. When steel prices increase competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the revenues and profitability of our business could be adversely affected. When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices, lower margins and inventory valued at the lower of cost or market adjustments as we use existing steel inventory. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Therefore, changing steel prices could significantly impact our revenues, gross margins, operating income and net income. In 2016, Chinese Government continued its policy to cut excessive industrial capacity and reform the supply-side of its economy. China has lowered steel production by about 90 million tons in the recent years and will push to cut a further 100 million to 150 million tons over the next 5 years, while strictly controlling steel capacity increases, according to the Chinese government statement announced in January 2016. As a result, the average price of steel products, including our products and principal raw materials, increased in 2016 and reached the highest level in two and a half years. The shortage of coking coal, one of steelmaking raw materials, also led to higher prices. The average selling prices of our products also increased in 2016 and with our advanced payment to suppliers, we were able to lock the raw materials at a lower price, which resulted in higher margin in 2016. We expect steel demand will slightly outpace supply and steel price will continue to rise in 2017.

Manufacturing Process

Equipment

Our production facilities use innovative equipment and machinery imported from France and Italy and, we believe, is of the highest quality in metal wire drawing, wire stranding, zinc plating and finishing. Our production lines produce prestressed steel materials that meet quality standards mandated by numerous countries, including Japan, the United Kingdom and South Korea.

We own cutting edge technologies in over 20 high-tech fields, including oil-immersion preservation technology, new coating production technology, skin pass coating technology, coating stabilization technology, rare earth alloy plating technology, new high-temperature phosphorization heating technology, new material traction technology, rare earth alloy technology, new fixed scoring technology, new high-temperature low-speed thread stripping technology, and double coating stabilization, among others. We believe that we are the leading company in our industry with respect to the implementation of innovative technologies in the manufacture of prestressed steel materials.

Production Process

The production of our products involves various steps, including inspection, pickling, washing, rinsing, phosphatizing, boronizing, surface treatment, plating, baking, coating, cooling, polishing, inspection and packaging. The technology and procedures used in the above processes vary among the different products that we manufacture and depend upon the product specifications prescribed by a particular customer.

Generally, the manufacturing process involves the following:

·	Cleaning steel wire rods or other similar raw materials by chemical pickling, mechanical de-scaling or a similar process. The materials are then cold drawn and reduced until the desired diameter and resistance characteristics are achieved. This process is what provides the material with its strength.

·	In the production of strands, the individual wires (either 3 or 7 wires) are braided together to form a strand.

·	The final step is to subject the steel material to a thermo-chemical process which endows the material with mechanical properties, such as low relaxation, which enable the material to last over time.

Production Lines

We currently have 18 production lines, consisting of the following:

·	Two surface treatment production lines, one located in our Maanshan facility and one in our Jiujiang facility, each composed of an acid pickling bath, rinsing bath, high pressure water rinsing bath, phosphating bath, saponification (boronizing) bath and cleaning bath.

·	Seven wire drawing production lines, four located in our Maanshan facility and three in our Jiujiang facility, each composed of a pay-off machine, drawn can and take-up machine. Each of our half-finished products is processed on a wire drawing production line.

·	Three PC strand stabilization treatment production lines, two located in our Maanshan facility and one in our Jiujiang facility, each composed of stranding machines, straightening wheels, jockey wheels, medium frequency furnace, cooling tank, take-up and pay-off machines, a wire arraying machine and a layer winding machine. The PC strand stabilization product lines in our Jiujiang facility produce plain surface PC strands and zinc coated PC strands of various specifications.

·	One zinc galvanization production line, located in our Jiujiang facility, composed of a pay-off machine, degreasing furnace, acid rinsing pickling tank, assistant plating tank, drying furnace, galvanizing furnace, drawing tower and take-up machine. Half-finished products needed for different series of zinc coated PC wires and strands are produced on this line.

·	Two surface finishing production lines, both located in our Jiujiang facility, each composed of a pay-off machine, a finishing machine and a take-up machine. These production lines are used to produce half-finished products of zinc coated PC wires and strands.

·	Two PC wire stabilization treatment production lines, both located in our Jiujiang facility, each composed of a pay-off machine, jockey wheel, straightening machine, indent marking machine, medium frequency furnace, cooling tank, towing machine, shearing machine and take-up machine. Zinc coated PC wires, round PC wires, indented PC wires and helical rib PC wires are produced on these production lines.

·	One unbonded PC strand production line, located in our Jiujiang facility, composed of a pay-off machine, oiling machine, high-density polyethylene plastic injection machine, water tank, towing machine and take-up machine. This production line is used to produce different series of unbonded plain surface PC strands and unbonded zinc coated PC strands.

Quality Control

Consistent with our continuing commitment to quality, we impose rigorous quality control standards at various stages in the production process. In addition, our facilities are equipped with first-class testing equipment, such as a tensile strength tester and a relaxation tester, which guarantee the high quality and safety of our products.

We strictly comply with various national and international quality standards with respect to the manufacture of pre-stressed materials. Our certifications and accreditations include the Japanese Industrial Standards (JIS) certification, United Kingdom Accreditation Service (UKAS), the Korean Standards Association (KS) certification from South Korea and an ISO 9001 certification.

Our procedure when discovering any product quality problem in the production process includes immediate shut down for inspection. Once the problem is solved, we continue with production. If a problem occurs with a product, the product inspector stamps a nonconformity seal and hangs a nonconformity label on the problematical product. The nonconforming product is moved to a separate area and is not transferred to the next procedure. We do not deliver nonconforming products to users.

Sales, Marketing and Distribution

Sales and Marketing

We have been successful to date in maintaining long-term relationships with numerous customers by satisfying their commercial needs. In addition, our marketing team monitors the market and responds accordingly in order to increase our customer base. We have a dedicated marketing and sales team of 9 employees that proactively follows up on new sales leads.

Our marketing team develops strategies for the short-term and long-term by obtaining first-hand information about our products’ market positioning, monitoring national macro-economic policies, inquiring about current and future market needs, following the progress of existing projects and the satisfaction of existing customers. In addition, our technicians and marketing specialists regularly visit governmental departments, construction development companies, design institutes, supervision institutions, national construction quality inspection institutions and builders to promote new products. We have also joined the PRC national bridge exhibition for marketing purposes.

Bidding Process

Many of the projects in our industry are awarded through a competitive bidding process among qualified bidders. The evaluation of proposals is undertaken objectively, consistently and without bias towards particular bidders. Qualified bidders are evaluated against a predetermined set of criteria, and contracts are almost never awarded on the basis of price alone. A contract is awarded to the bidder or bidders that provide what is considered a proposal that offers the best value to the purchaser, as determined by the predetermined criteria set by the purchaser. The criteria vary depending on the type of contract. Examples of criteria include price, technical merit, flexibility to future changes to requirements, speed of product delivery, sustainability and quality. During the bid evaluation process, our marketing team and members of our management respond to various inquiries and our company undergoes various assessments, including compliance, technical, commercial bid and qualification assessments.

Since 2013, approximately one-third of the coated product projects and all of the plain surface product projects on which we bid have required an up-front, refundable cash deposit. However, during this time period, local banks have generally maintained tighter lending policies than in the past, thereby limiting our ability to win bids that we believe we otherwise could have won. We selectively put down cash deposit for projects that we believed we could win and generate higher profit.

Distribution

Both of our manufacturing plants are equipped with facilities for cargo lifting, shipment and distribution. Products for domestic customers are distributed to the destination designated by our customers. Products for international customers are delivered either to carriers at various ports of exit in China or delivered to a designated destination overseas.

Technical After-Sales Services

Our team of experienced engineers and technicians provides after-sales services to our customers. After the delivery of our materials, our engineers train our customers to install and identify and address safety and maintenance concerns. After a sale of our product, we introduce and advertise the company brand position, distribute a guide application method process, issue regulation manuals, and explain and solve general and difficult problems. All technical after-sales services are provided to our customers free of charge.

Our Customers

We sell the vast majority of our products domestically in China. Since our inception, we have also exported our products to foreign countries, including the United States, Canada, Spain, Japan, South Korea, Taiwan, Australia, South Africa and Saudi Arabia, among others. Our customers are diverse in nature, as we sell our products directly to end users, to other manufacturers and to distributors, in each case depending on the nature of the product and the utilization of the product.

While we value our relationship with each of our customers, we believe that generally the loss of any particular customer, including our largest customers, would not materially impact our business in the long-term. Many of our customer contracts relate to designated infrastructure projects which are performed during a defined period of time, and are not necessarily long-term in nature. Accordingly, if any of our customers were to discontinue purchasing our products, we would actively seek new customers, which we have been successful doing in the past.

In 2016, 2015 and 2014, sales to our six largest customers, in the aggregate, accounted for approximately 81.4%, 79.5% and 74.9% of our total sales, respectively. The following table provides the name of each customer that contributed to 10% of our revenues in each of 2014, 2015 and 2016 and the percentage of our revenues generated from such customers during these periods.

Name of Customer	2016 Revenues	2015 Revenues	2014 Revenues
	(%)	(%)	(%)

Zhangjiagang Shajing Iron and Steel Trading Co., Ltd.**	43.52%	22.7%	*	%

Jiangsu Jinrun Steel Cable Co., Ltd.	*	*	14.4%

Wuhan Weikaer Steel Wire Product Co., Ltd.	10.2%	12.1%	20.2

Zhejiang Kexin Engineering Material Co., Ltd.	*	*	12.5

Wuhan Steel & Iron Jiangbei Group Metal Products Co., Ltd.	*	15.1%	16.5

Wuhan Xianggang Metal Products Co., Ltd.	10.1%	16.2%	*

* Less than 10% of our annual revenues.

** Zhangjiagang Ruifeng Iron and Steel Co., Ltd. changed its name to Zhangjiagang Shajing Iron and Steel Trading Co., Ltd. in 2013.

The following table describes the breakdown of our sales in 2016, 2015 and 2014 between our domestic and international customers.

	For the Year Ended December 31,
	2016	2015	2014
Domestic Sales	$112,119,286	$110,109,028	$115,256,175

International Sales	4,909,868	7,799,388	8,315,280

Total Sales	$117,029,154	$117,908,416	$123,571,455

Research and Development

Our research and development efforts are focused on three objectives:

·	Superior product safety and quality;

·	Reduction of operating costs; and

·	Sustaining growth through the development of new products.

We have a research and development team at each of our facilities. In total, nineteen employees are dedicated to research and development. We spent $3.9 million, $3.4 million and $3.9 million in 2016, 2015 and 2014, respectively, on our research and development activities to customize products for new or existing customers and develop new products such as rare earth zinc-aluminum coated products. The nature of our research and development activities needed for our product development is generally not cash intensive. In addition, a portion of the work is conducted by organizations and universities with which we have a collaborative relationship.

We regularly train the members of our research and development department in order to consistently enhance our research and development capabilities in the field of coating technology. We have developed a business model that involves a very close interrelationship between our research and development department and our product development and marketing departments. As a result, we focus our research and development activities on projects that would enable us to branch out our products into new desired markets. In addition, we conduct research and development activities that enable us to increase our market share in existing markets in the PRC and internationally. We also focus certain of our research and development activities on higher margin products that can be sold to customers in international markets.

Specifically, we have entered into cooperation agreements with Jiujiang Institute pursuant to which the institute assists us in our efforts to improve the comprehensive function and manufacturing technique of our high strength, anti-erosion zinc coated prestressed strands. These high strength products, which have high endurance against erosion, are sold domestically and internationally. In addition, we are cooperating with other steel manufacturers in research efforts regarding zinc coated PC wires, which serve as raw materials for our zinc coated PC strands, indented PC wires and helical rib PC wires with high performance and are designed for our international customers.

We entered into an agreement with the Shanghai Machinery Manufacturing Technology Research Institute in 2000 and pursuant to this agreement, we established a joint laboratory to design high strength, indented PC wire and zinc coated PC wire according to our specifications or requirements of our customers. These customized products designed by our joint laboratory can reduce customer costs by improving the efficiency of the use of raw materials. This cooperation is a mutually beneficial and there is no fee for the research and laboratory results.

We believe that our research and development activities and production technology for rare-earth zinc coated materials have contributed significantly to our growth. By using rare earth zinc-plating technology, we are able to lower the temperature for the stabilizing treatment during the production process and thereby minimize the loss of strength during the stabilizing process. As a result, this technology reduces the level of strength required of our raw materials under circumstances of unvaried finished product strength requirement and enables us to produce materials with greater strength under circumstances in which the strength of raw materials remains firm. We believe that we are the only enterprise which can produce rare-earth zinc coated pre-stressing materials of 1,860 megapascal strength level and 15.20 mm diameter in the world, as a result of our rare earth zinc-plating technology. We will continue our research and development efforts to improve the strength and stability of such product.

We plan to continue our research and development efforts to strengthen our leading position in our industry. In 2014, we developed 12.7 mm 2060 mPa ultra high strength and low relaxation prestressed strands. Our research and development team also upgraded the heating method of acid pickling process, the circulating cooling water system of steel wire stabilization production line, and the winding system of coated steel wire. In addition, we are working on developing a production line with annual output of 5,000 tons of ultra high strength steel wire and strand and have broken through several technical difficulties to date. We also own or lease various technologies that improve the quality of our products and reduce our operating costs, including coating polished technology, stabilizing treatment technology for dual tension gear zinc coated prestressing material, warning technology for missing plating of coating production line, stranded wire greasing technology, water cut-off technology by strander infrared temperature detection and other core technologies.

Since 2013, the Chinese market began to adopt zinc-aluminum alloy coated PC wires and PC strands, which have more corrosion-resistance and stronger protective effect than zinc coated PC wires and PC strands. Zinc-aluminum alloy layer (coating containing 5% Al and 95% Zn) has better plastic, adhesion, and corrosion resistance, and thus its corrosion resistance property is unchanged before and after the deformation. Its resistance to atmospheric etching characteristics is better than zinc and rare earth coated products, and still has good coating properties. The alloy layer of such products has long-term stability. Although we are able to produce zinc-aluminum alloy coated PC wires and PC strands, we are trying to develop the method to apply rare earth in zinc-aluminum alloy coating process, which will result in less loss of product strength during the coating process and higher strength final product.

Intellectual Property

We rely on a combination of patents, trademarks, domain names and confidentiality agreements to protect our intellectual property. Our manufacturing processes are based on technology developed primarily in-house by our research and development and engineering personnel.

With respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on, among other things, trade secret protection and confidentiality agreements to safeguard our interests. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our associates to assign to us all of the inventions, designs and technologies they develop during the course of employment with us. We are not aware of any material infringement of our intellectual property rights.

Patents

As of April 1, 2017, we have thirty-one patents registered with the State Intellectual Property Office of the PRC, including four invention patents and twenty-seven utility model patents. In addition, we have applied for an additional six invention and six utility model patents as of April 1, 2017.

During 2016 and the first quarter of 2017, two pending utility model patents and one pending invention patent were approved by the State Intellectual Property Office.

Actual examination times for patent applications in China vary, but examinations of similar patent applications have taken approximately one year. These patents and patent applications are intended to protect the production processes of various wire ropes, pickling methods of materials of steel wire and devices designed for the steel wire production. The term of all of the utility model patents is ten years from the filing of the application and the term of all of the invention patents is twenty years from the filing of the application. We currently do not have any patents registered or pending in any jurisdiction outside of the PRC.

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of our registered invention patents and each of our invention patent applications, and the expiration date of our registered invention patent:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Stabilizing Process of Indented Wire	ZL200710157149.0	Ossen Jiujiang	Registered	11/22/2027
Method to Change the Length of Waste of Stranded Wire Joint	ZL200910144241.2	Ossen Materials	Registered	7/26/2029
Production Process of Zinc Coated Steel Wire	ZL201010105179.9	Ossen Jiujiang	Registered	2/2/2030
Re-processing Technology of Galvanized Steel Wire	ZL201310137387.0	Ossen Jiujiang	Registered	4/18/2033

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of each of our registered utility model patents and utility model patent applications, and the expiration dates of our registered utility model patents:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Oiling Device for PC Strand	ZL200820185079.x	Ossen Materials	Registered	08/21/2018

Infrared Safety Control Device for Lift Truck	ZL200820185081.7	Ossen Materials	Registered	08/21/2018

Device Designed to Control Smoke by Temperature	ZL200820185082.1	Ossen Materials	Registered	08/21/2018

Device Designed to Control Water Temperature When Phosphatizing the PC Strand	ZL200920233724.5	Ossen Materials	Registered	07/29/2019

Device for Testing Center Steel Wire Broken for Stranded Wire	ZL200920233725.x	Ossen Materials	Registered	07/29/2019

Device Designed to Test Temperature of Steel Wire When Drawing the Stranded Wire	ZL200920233726.4	Ossen Materials	Registered	07/29/2019

Steel Wire Joint Machine with Pressure Detecting Function	ZL200920233728.3	Ossen Materials	Registered	07/29/2019

Automatic Paper Rolling Device of Asphalt Paper	ZL200920233729.8	Ossen Materials	Registered	07/29/2019

Aerial Overhaul Platform for Forklift	ZL200920233730.0	Ossen Materials	Registered	07/29/2019

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Skid Used When Packing PC Strand	ZL200920233731.5	Ossen Materials	Registered	07/29/2019

Inductive Water Saving Device	ZL201220218155.4	Ossen Materials	Registered	06/25/2021

Anti-Impact Gear	ZL201220217756.3	Ossen Materials	Registered	06/23/2021

Lock Device for PC Strand Production Wheel	ZL201220218156.9	Ossen Materials	Registered	06/25/2021

New Dies for Wire Drawing	ZL201320723167.7	Ossen Materials	Registered	12/24/2022

Energy-saving Device for Acid Mist Drainage	ZL201320722838.8	Ossen Materials	Registered	12/24/2022

Cold Assembly Mould	ZL201420023335.0	Ossen Materials	Registered	1/14/2024

Prestressed Strand Spreader	ZL201420023447.6	Ossen Materials	Registered	1/14/2024

Pickling Pool Electric Heating Control System	ZL201620087931.4	Ossen Materials	Registered	1/26/2026

Air Compressor Motor Protection System	ZL201620087953.0	Ossen Materials	Registered	1/26/2026

Furnace for Zinc Coating Process	ZL201320200197.4	Ossen Jiujiang	Registered	4/18/2023

Actinomycetes Machine Discharge Line Protection Devices	ZL201320200077.4	Ossen Jiujiang	Registered	4/18/2023

Strand Actinomycetes Devices	ZL201320200171.X	Ossen Jiujiang	Registered	4/18/2023

Cooling Device with Distilled Water for Medium Frequency Furnace	ZL201320199776.1	Ossen Jiujiang	Registered	4/18/2023

U-shape Hot Galvanizing Furnace	ZL201420532006.9	Ossen Jiujiang	Registered	9/16/2024
Plastic Particle Drying Mixer	ZL201420798062.7	Ossen Jiujiang	Registered	12/16/2024

Multi-functional Line Traction Machine for Steel Wire Stabilization Processing Production Line	ZL201420798307.6	Ossen Jiujiang	Registered	12/16/2024

Dust Removing Device for Surface Treatment for Drawing Steel Wire	ZL201420798232.1	Ossen Jiujiang	Registered	12/16/2024

Trademarks

We have been granted a total of five trademarks, three of which are registered trademarks in the PRC and two of which are registered with the World Intellectual Property Organization (WIPO) in accordance with Madrid Agreement. The five trademarks which are described in the table below were transferred by Shanghai Ossen Investment Co., Ltd. to Ossen Materials in 2008 and 2009.

Name of Trademark	Application No. /Trademark No.	Applicant /Trademark Holder	Status

A Figurative Trademark (Registered under Madrid Agreement )	0973552	Ossen Innovation Materials	Registered

“OSSEN” (Registered under Madrid Agreement )	0945308	Ossen Innovation Materials	Registered

A Figurative Trademark (PRC Domestic Registered)	4396898	Ossen Innovation Materials	Registered

“OSSEN” (PRC Domestic Registered)	4396895	Ossen Innovation Materials	Registered

“” (PRC Domestic Registered)	4396896	Ossen Innovation Materials	Registered

Environmental Matters

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the primary law for environmental protection in China. The law establishes basic principles for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels. Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards. Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production. We believe that we are in compliance in all material respects with applicable PRC laws and regulations. All of our products meet the relevant environmental requirements under PRC laws and during the three years ended December 31, 2016, 2015 and 2014, we were not subject to any fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority.

Governmental Regulations

Business license

Any company that conducts business in the PRC must have a business license that covers a particular type of work. Our business license covers our present business of manufacturing, processing, procuring and selling metallic materials, metallic products, new alloy materials, rare earth application products, building materials, general machinery and related products. Prior to expanding our business beyond that of our business license, we are required to apply and receive approval from the PRC government.

Employment laws

We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. China’s National Labor Law, which became effective on January 1, 1995, and China’s National Labor Contract Law, which became effective on January 1, 2008, permit workers in both state and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract.

Patent protection in China

The PRC has domestic laws for the protection of copyrights, patents, trademarks and trade secrets. The PRC is also signatory to some of the world’s major intellectual property conventions, including:

·	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

·	Paris Convention for the Protection of Industrial Property (March 19, 1985);

·	Patent Cooperation Treaty (January 1, 1994); and

·	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

Patents in the PRC are governed by the China Patent Law and its Implementing Regulations, each of which went into effect in 1985. Amended versions of the China Patent Law and its Implementing Regulations came into effect in 2001 and 2003, respectively.

The PRC is signatory to the Paris Convention for the Protection of Industrial Property, in accordance with which any person who has duly filed an application for a patent in one signatory country shall enjoy, for the purposes of filing in the other countries, a right of priority during the period fixed in the convention (12 months for inventions and utility models, and 6 months for industrial designs).

The Patent Law covers three kinds of patents - patents for inventions, utility models and designs. The Chinese patent system adopts the principle of first to file, which means that a patent may be granted only to the person who first files an application. Consistent with international practice, the PRC allows the patenting of inventions or utility models that possess the characteristics of novelty, inventiveness and practical applicability only. For a design to be patentable it cannot be identical with, or similar to, any design which, before the date of filing, has been publicly disclosed in publications in the country or abroad or has been publicly used in the country, and should not be in conflict with any prior right of another.

Value added tax

Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Furthermore, when exporting goods, the exporter is entitled to a portion, or in some instances all, of the VAT refund that the exporter previously paid.

Foreign currency exchange

Under the PRC foreign currency exchange regulations applicable to us, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE. Foreign-invested enterprises may buy, sell and/or remit foreign currencies only at those banks authorized to conduct foreign exchange business, after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Reform and Development Commission.

Mandatory statutory reserve and dividend distributions

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends out of their accumulated profits only, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year for its general reserve until the cumulative amount of such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Employees

As of December 31, 2016, 2015 and 2014, we had 191, 204 and 201 full-time employees. As of April 1, 2017, we had 191 full-time employees.

The following table shows the breakdown in numbers and percentages of employees by department as of December 31, 2016:

Functions	Number of employees	% of total

Manufacturing	101	53%
Technology	23	12%
Research & Development	19	10%
Quality Control	6	3%
General Administration, Purchasing, Sales and Marketing	42	22%
Total	191	100%

We have not experienced any significant labor disputes and consider our relationship with our employees to be good. Our employees are not covered by any collective bargaining agreement.

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan were approximately $276,044, $231,014 and $197,832 in 2016, 2015 and 2014, respectively.

As we continue to expand our business, we believe it is critical to hire and retain top talent, especially in the areas of marketing, metal surface treatment, materials science, and technology engineering. We believe we have the ability to attract and retain high quality engineering talent in China based on our competitive salaries, annual performance-based bonus system, and equity incentive program for senior employees and executives. In addition, we have a training program for entry-level engineers that allows them to work closely with an experienced mentor to gain valuable hands-on experience and provide other professional development opportunities, including seminars where experienced engineers give lectures on specific engineering topics and new methods that can be applied to various projects.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings arising in the ordinary course of business. We are not currently a party to any such claims or proceedings which, if decided adversely to us, would either, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations or cash flows.

Property, Plants and Equipment

Under PRC law, land is owned by the state. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder the right to use the land for a specified long-term period.

We have land-use rights for facilities at two locations in the PRC, one in Maanshan City, Anhui Province and one in Jiujiang City, Jiangxi Province, which are utilized for production, research and development and employee living quarters. We have paid all amounts relating to these properties. The land-use rights for our Maanshan facility expires in 2058 and the rights for our Jiujiang facilities expire at different intervals, ranging from 2055 to 2057. Our facilities cover an aggregate of approximately 106,136 square meters.

As of December 31, 2016, our production facility in Maanshan City had a total gross floor area of approximately 47,356 square meters and we employed 42 production personnel at that facility. Our Maanshan facility contained seven production lines with an annual production of approximately 134,017 tons in 2016. As of December 31, 2016, our production facility in Jiujiang City had a total gross floor area of approximately 58,780 square meters and we employed 59 production personnel at that facility. Our Jiujiang facility contained eleven production lines with an annual production of approximately 143,091 tons in 2016. Historically, we have not experienced any form of disruption in our production facilities. The total tonnage we manufactured was more than 140,000 tons because a portion of our sold products were intermediate products.

Capital Expenditures

We incurred capital expenditures of approximately $17,537, $29,687 and $81,441 for the years ended December 31, 2016, 2015 and 2014, respectively, primarily in connection with maintenance and repair of current production lines. These capital expenditures were financed by proceeds from bank financing and cash provided by operating activities.

Our capacity expansion to add 30,000 tons of annual production capacity for rare earth coated products has been indefinitely suspended due to an extended unfavorable business climate, intense market competition and the uncertainty of financial markets in China.

We expect that our capital expenditures in fiscal year 2017 will be incurred primarily in connection with maintenance and repair of current production lines.

Management

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Position(s)	Age

Liang Tang	Chairman of the Board	50

Wei Hua	Chief Executive Officer, Chief Financial Officer and Director	55

Junhong Li	Director	51

Xiaobing Liu	Director	58

Yingli Pan	Director	63

Zhongcai Wu	Director	68

There are no family relationships among our directors and officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except as disclosed in Note 10 in the “accompanying consolidated financial statements”. The address of each of our directors and executive officers is c/o Ossen Innovation Co., Ltd., 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.

Executive Officers and Directors

Dr. Liang Tang was appointed as our Chairman following our business combination. Dr. Tang has been the Chairman and President of Ossen Materials, our subsidiary, since 2008. Dr. Tang has also been President of Shanghai Ossen Investment Holding (Group) Co., Ltd. since 2001. He has more than 20 years of experience in the steel industry. Prior to joining our Company in 2004, from 1994 until 1998, Dr. Tang was the President of Zhongmin Group of PRC Ministry of Civil Affairs. From 1988 until 1994, Dr. Tang was Head of Enterprise Administrative Division of the Shanghai Municipal Metallurgical Industry Bureau. Prior to that date, Dr. Tang was the Deputy Director of Enterprise Management at Baosteel Group Shanghai Ergang Co., Ltd., a competitor of ours. Dr. Tang is involved in many charity affairs and social organizations including China Committee of Corporate Citizenship and China Chamber of Metallurgy Industry. Dr. Tang has received the title of Shanghai Leader by the Shanghai Municipal Government, Outstanding Innovation Entrepreneur by the Symposium on Chinese Enterprise Innovation and the Royal Knight Medal of Spain by the King of Spain. Dr. Tang received a bachelor’s degree from Shanghai University, a Masters degree in International Finance from Peking University and an MBA from Fordham University. Dr. Tang also received a doctoral degree in world economics from East China Normal University.

Mr. Wei Hua was appointed as our CEO and a director of ours following our business combination. In January 1, 2017, Mr. Hua was appointed as our CFO. Mr. Hua has served as Chairman of the Board of Directors of Ossen Jiujiang since 2007. Since 2000, he has been the Assistant Chief Executive Officer for the Steel Department of Ossen Group. Before joining Ossen Group in 2000, from 1988 until 2000, Mr. Hua was a vice supervisor of the department of technology and quality supervision at Baosteel Group Shanghai Ergang Co., Ltd. From 1985 until 1988, Mr. Hua worked at Shanghai No. 5 steel factory. He graduated from Shanghai University with a degree in Business Management.

Mr. Junhong Li has been one of our directors since July 2010. Mr. Li has been the Senior Partner and Deputy Chief Accountant at Continental Certified Public Accountants since 2008. Prior to joining Continental Certified Public Accountants in 2008, from 2007 until 2008, Mr. Li was the Executive Director and Chief Financial Officer of ZMAY Holdings Limited. From 2004 until 2007, Mr. Li was Chief Financial Officer of Zhongmin On Line Technology Co. Ltd. Mr. Li has more than 20 years of experience in mergers and acquisitions, reorganizations and management consulting. Mr. Li received a bachelor’s degree from Central University of Finance and Economics and he is qualified as a certified public accountant.

Mr. Xiaobing Liu has been one of our directors since July 2010. Mr. Liu has served as Chairman of the Board of Huachen Trust since 2009. From 2005 until 2009, Mr. Liu was Chairman of the Board of Directors of Shanghai Dingfeng Technology Co., Ltd. Since 2002, he has also been an independent director of Southern Building Material Co., Ltd. Mr. Liu graduated from the University of Shanghai for Science and Technology with a bachelor’s degree in optical instruments.

Ms. Yingli Pan has been one of our directors since July 2010. Professor Pan has been a professor in the Department of Finance at Antai College of Economics & Management of Shanghai since 2005. Prior to being appointed professor at Antai College of Economics & Management of Shanghai in 2005, from 1994 until 2005, Professor Pan was a professor in the Finance Department at East China Normal University. Professor Pan received a bachelor’s degree in economics from East China Normal University, a master’s degree in economics from Shanghai University of Finance and Economics and a doctoral degree in economics from East China Normal University.

Mr. Zhongcai Wu has been one of our directors since July 2010. Mr. Wu has been Chief Engineer in the Communications Department of Yunnan Province since 2002. Mr. Wu received a bachelor’s degree in road and bridge engineering from Hunan University.

Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

Terms of Directors and Officers

Expiration of Term of Directors

Pursuant to our memorandum and articles of association, the business of our company is managed by our board of directors. Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the next succeeding annual meeting of the shareholders after their election. Each director will hold office until the expiration of his or her term of office and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal by the shareholders or a resolution passed by the majority of the remaining directors.

In the interim between annual meetings of shareholders, or special meetings of shareholders called for the election of directors, any vacancy on the board of directors may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. A director elected to fill a vacancy resulting from death, resignation or removal of a director will serve for the remainder of the full term of the director whose death, resignation or removal will have caused such vacancy and until his successor will have been elected and qualified.

Director Remuneration Upon Termination

The directors may receive such remuneration as our board of directors may determine from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Currently, our directors are not entitled to receive any remuneration upon termination of employment.

Audit Committee

Our audit committee consists of Junhong Li, Yingli Pan and Xiaobing Liu, each of whom satisfies the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and Rule 5605 of the NASDAQ rules. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

·	selecting our independent auditors and pre-approving all audit and non-audit services permitted to be performed by our independent auditors;

·	reviewing with our independent auditors any audit problems or difficulties and management’s response;

·	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

·	discussing our annual audited financial statements with management and our independent auditors;

·	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

·	meeting separately and periodically with management and our independent auditors.

Compensation Committee

Our compensation committee consists of Xiaobing Liu, Yingli Pan and Junhong Li, each of whom satisfies the independence requirements of Rule 5605 of the NASDAQ rules. The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

·	reviewing and approving the total compensation package for our senior executives; and

·	reviewing periodically, and approving, any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Yingli Pan, Zhongcai Wu and Xiaobing Liu, each of whom satisfies the independence requirements of Rule 5605 of the NASDAQ rules. The corporate governance and nominating committee assists the board in selecting individuals qualified to become members of our board and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

·	identifying and recommending to the board qualified candidates to be nominated for the election or re-election to the board of directors and committees of the board of directors, or for appointment to fill any vacancy;

·	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us; and

·	advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with these laws and practices, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken, if needed.

Executive And Director Compensation

For the year ended December 31, 2016, the aggregate cash compensation that we paid to our executive officers and directors was approximately $86,300. For the year ended December 31, 2015, the aggregate cash compensation that we paid to our executive officers and directors was approximately $86,300. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, 25% of our executive officers’ salaries have been set aside for pension and retirement.

Employment Agreements

We have entered into an employment agreement with Dr. Liang Tang. Dr. Tang is employed as Chairman of the Board of our Company. The term of his agreement expired on December 31, 2016.  As of the date hereof, the term of the agreement has been automatically extended to December 31, 2021.We compensate Dr. Tang at an annual rate of approximately $14,106. We may terminate the employment agreement for cause as specified in the agreement. Dr. Tang may terminate the employment agreement with thirty days written notice. The employment agreement may be renewed upon the mutual agreement of the parties.

Effective December 31, 2016, Mr. Peng, resigned from the Company. Mr. Wei Hua, Chief Executive Officer of the Company is acting as interim CFO during the transition and search period for a new CFO.

Each executive officer has agreed to hold in confidence any confidential information that he has obtained about the Company.

OSSEN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this proxy statement. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this proxy statement. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

Overview

General

We manufacture and sell an array of plain surface prestressed steel materials and rare earth coated and zinc coated prestressed steel materials, which we believe is the most comprehensive array among our competitors in China. Our materials are used in the construction of bridges, highways and other infrastructure projects in the PRC and internationally. Our facilities are located in Maanshan City, Anhui Province and in Jiujiang City, Jiangxi Province, in the People’s Republic of China. Based on our extensive experience in the industry, we believe that Ossen is one of the leading enterprises in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials used in the construction of bridges, highways, and other infrastructure projects in China.

Important Factors Affecting our Results of Operations and Existing Trends

Migration of Our Business to the Domestic PRC Market

Our results of operations depend in part on the proportion of international sales to domestic sales that we attain during a particular financial reporting period. Sales to international customers have historically generated profit margins that are approximately 2% to 5% higher on average than sales to domestic customers. In addition, we have historically collected a significant percentage of revenues generated by international sales by letter of credit, which enables us to convert accounts receivable into cash more quickly. Between 2013 and 2015, the Chinese government followed a prudent monetary policy and was conservative in lending to certain industries, including steel industry and our domestic customers. In 2016, the Chinese government’s policy in lending is slightly less conservative compared to 2015. As a result, our domestic customers were able to pay our accounts receivables faster than 2014 and 2015, and our average Days Sales Outstanding was approximately 126, 150 and 150 days in 2016, 2015 and 2014, respectively.

Our current business model is to continue focusing on the domestic PRC market, while selectively pursuing international opportunities when appropriate. Under existing PRC governmental policies, especially the newly announced “One Belt, One Road” initiatives, significant investments are expected to be made during the next decade to construct many new bridges and new railroads.

We generated approximately 4.2%, 6.6% and 6.7%, respectively, of our revenue during the years ended December 31, 2016, 2015 and 2014 from sales to customers in international markets including primarily Vietnam, South Korea, Japan, New Zealand, Australia, Bangladesh, Brunei, Costa Rica, and Chile, primarily for use in the construction of bridges. The decrease in 2016 was primarily due to one of our customers in South Korea filed for bankruptcy. In October 2013, we were awarded a Japanese Industrial Standards (JIS) certificate. This certification allows us to sell our SWPR7BL prestressed concrete strands in Japan. We then successfully completed a renovation project for our dedicated epoxy pre-stressed strand.

This renovation allowed us to secure more high-value, high margin orders, particularly from the Japanese marketplace. In 2015, our major Japanese customer won the bid for the construction of Tokyo New National Stadium for 2020 Tokyo Olympic Game and we are one of two suppliers to provide plain surface prestressed steel products to this Japanese customer. As a result of this, our export of plain surface prestressed steel products to the Japanese market increased in 2016 and we anticipate that it will continue to increase in 2017 as the 2020 Tokyo Olympic Games approach. Due to the anti-dumping measures imposed by the United States and European Union and increased demand for our products in these other markets, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

Product Mix and Industry Trends

Our results of operations also depend in part on the product mix that we attain during a particular financial reporting period. We produce and sell products according to customer orders. The sales prices of our rare earth coated products are generally higher than the prices of our plain surface, stabilized and zinc coated products. Gross margins for our rare earth coated products were historically higher than our other products because rare earth coating technology enables us to produce base on lower grade raw materials, which increases gross margin. Since the introduction in 2009 of our rare earth coated materials, which undergo a coating process that reduces the loss in strength and performance that prestressed materials otherwise undergo during our manufacturing processes, we have lowered the standards for strength and performance requirements for the raw materials used in our rare earth coated products.

However, the margins for our plain surface products surpassed the margins for our coated products in 2014, 2015 and 2016. In 2014, 2015 and 2016, the average gross margin of plain surface products was approximately 11.9%, 17.5% and 21.0% and the average gross margin of our coated products, including rare earth coated and zinc coated products, was approximately 10.6%, 12.7% and 11.6%, respectively. The increase in average gross margin of plain surface PC strands in 2016 was mainly due to the orders in this year were mainly retail orders, which normally have higher gross profit margin than the wholesale orders. In 2016, the decrease in average gross margin of coated products was mainly due to the increase of purchase price of raw materials of coated products. In 2014 and 2015, the average gross margin of coated products, including zinc coated products and rare earth coated products, was lower than plain surface products mainly because the average price of the raw materials purchased for our coated products did not decline as steeply as the average price of the raw materials purchased for our plain surface products. In 2016, coated products had lower gross margin mainly because the average price of the raw materials purchased for our coated products increased more than the average price of the raw materials purchased for our plain surface products.

As an overall percentage of sales, sales of our coated products increased from 81.0% in 2015 to 93.6% in 2016 and 92.5% and 89.0%, respectively, of our coated product sales in the years ended December 31, 2016 and December 31, 2015 were sales of rare earth coated products and the remaining 7.5% and 11.0%,%, respectively, were zinc coated products.

Favorable price and terms for supply of principal raw materials

Our principal raw material is high carbon steel wire rods that we typically purchase from multiple primary steel producers. The steel industry as a whole is cyclical and, at times, pricing and availability of steel can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, levels of inventory held by us and other steel service centers, consolidation of steel producers, higher raw material costs for steel producers, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us.

We, like many other steel manufacturers, maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, supply agreements with customers and market conditions. Our key suppliers usually dedicate portions of their inventories as reserves to meet our manufacturing requirements. These key suppliers are generally provided a prepayment and in return, they give us discounts compared to prevailing market prices.

We have no long-term, fixed-price steel purchase contracts. When steel prices increase, competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the net sales and profitability of our business could be adversely affected.

When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices and, consequently, lower margins. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Changing steel prices therefore could significantly impact our net sales, gross margins, operating income and net income. In 2010 and 2011, the impact of steel price fluctuation on our results of operations was immaterial. In 2012, our average raw material price decreased because China’s steel price decreased as a result of the soft demand in domestic market and high inventory of the industry and we manufactured and sold products which required lower grade and lower price raw materials compared to 2011. In 2014 and 2015, steel supply continued to outpace demand as China’s economic growth slowed and growth in steel demand in China remained weak. The price of all of our principal raw materials decreased in 2014 and 2015 due to the market condition of steel industry in China. However, since raw materials purchased for our rare earth and zinc coated products are produced by only a select few steel manufacturers, the average price of these raw materials was not as volatile as other steel products, and the decline is not as much as those that are mass produced such as raw materials for plain surface products in 2014 and 2015. In 2016, Chinese Government continued its policy to cut excessive industrial capacity and reform the supply-side of its economy, while strictly controlling steel capacity increases. As a result, the average price of steel products, including our products and principal raw materials, rallied in 2016 and reached the highest level in two and a half years. The shortage of coking coal, one of steelmaking raw materials, also led to higher prices. We expect steel demand will slightly outpace supply and steel price will continue to rise in 2017.

We currently purchase almost all of our new materials from a very small number of suppliers. Purchases from our five largest suppliers amounted to 99.1%, 97.7% and 95.1% of our total raw material purchases in 2016, 2015 and 2014, respectively. To date, we have been able to obtain favorable pricing and delivery terms from these suppliers. However, if we were to increase the scale of our production, we may need to further diversify our supplier network and, as a result, may not be able to obtain favorable pricing and delivery terms from new suppliers.

Slow Growth of the Chinese Economy

We operate our manufacturing facilities in China and derive the majority of our revenues from sales to customers in China. As such, economic conditions in China affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. Although the economy in China has grown significantly in the past decades, any slow-down of economic growth in China could reduce expenditures for infrastructure, which in turn may adversely affect our operating results and financial condition. For example, the weakness in the economy could reduce the investment in infrastructure, which, in turn, could result in demand for our products and our revenues may decline. Furthermore, any financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all.

Level of income tax and preferential tax treatment

Our net income is affected by the income tax that we pay and any preferential tax treatment that we are able to receive. Our operating subsidiaries are subject to the PRC enterprise income tax, or EIT. According to the relevant laws and regulations in the PRC, foreign invested enterprises established prior to January 1, 2008 are entitled to full exemption from income tax for two years beginning with the first year in which such enterprise is profitable and a 50% income tax reduction for the subsequent three years. Ossen Materials was entitled to an EIT exemption during the two years ended December 31, 2006 and was subject to a 50% income tax reduction during the three years ended December 31, 2009. Ossen Jiujiang was entitled to the EIT exemption during the two years ended December 31, 2008, and a 50% income tax reduction during the three years ended December 31, 2012.

Ossen Materials was subject to a 15% tax rate through 2012 as the result of its being designated a high-tech enterprise. In 2012, Ossen Materials renewed its status of high-tech enterprise, and would be subject to a 15% tax rate through 2015. In 2015, Ossen Materials renewed its status of high-tech enterprise again, and will be subject to a 15% tax rate through 2018. Ossen Jiujiang was subject to a 15% tax rate through 2011 as the result of its being designated a high-tech enterprise. Since January 1, 2012, Ossen Jiujiang has enjoyed a tax rate of 15% as it is considered as a high-tech enterprise. In 2015, Ossen Jiujiang successfully renewed its status of high-tech enterprise, and will be subject to a 15% tax rate through 2018. In the event that our income tax obligations increase over time, our net income will be affected.

Foreign currency translation

Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Our results of operations are translated at average exchange rates during the relevant financial reporting periods, assets and liabilities are translated at the unified exchange rate at the end of these periods and equity is translated at historical exchange rates. Adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income.

Description of Selected Income Statement Items

Revenues. We generate revenue from sales of our prestressed steel products, including plain surface products and rare earth coated products. We also derive an insignificant amount of revenue from providing services to select customers. Service revenues account for less than 2% of total revenues for all periods presented and is recognized upon delivery and acceptance of the finished products by the customer, or when pick up occurs.

Cost of goods sold. Cost of goods sold includes direct and indirect production costs, as well as freight and handling costs for products sold.

Selling expenses. Selling expenses consist of sales commissions, payroll, traveling expenses, transportation expenses and advertising expenses. For example, we typically pay our international distribution customers a commission ranging from 0.5% to 5% of invoiced amounts (including VAT) actually paid to us.

General and administrative expenses. General and administrative expenses consist primarily of research and development expense, management and office salaries and employee benefits, deprecation for office facility and office equipment, travel and entertainment, legal and accounting, consulting fees and other office expenses.

Financial expenses. Financial expenses consist of interest expense on bank loans, interest income.

Other Income. Our other income consisted of government grants and revenue from sales of scrap materials.

Income Taxes. Ossen Materials and Ossen Jiujiang have been recognized by their respective local government agencies as high-tech enterprises. As a result, both subsidiaries were subject to an income tax rate of 15% under relevant PRC income tax laws in 2014, 2015 and 2016.

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

			For the Year Ended December 31,
	2016	% of Revenue	2015	% of Revenue	2014	% of Revenue
Revenues	117,029,154	100.0%	117,908,416	100.0%	123,571,455	100.0%
Cost of Goods Sold	100,932,528	86.2%	102,197,994	86.7%	110,250,876	89.2%
Gross profit	16,096,626	13.8%	15,710,422	13.3%	13,320,579	10.8%
Selling expenses	734,159	0.6%	986,378	0.8%	772,383	0.6%
General and administrative expenses	6,376,383	5.4%	4,478,413	3.8%	6,340,584	5.1%
Total operating expenses	7,110,542	6.1%	5,464,791	4.6%	7,112,967	5.8%
Income from operation	8,986,084	7.7%	10,245,631	8.7%	6,207,612	5.0%
Financial expenses, net	(2,827,138)	-2.4%	(2,823,952)	-2.4%	(2,401,268)	-1.9%
Other income, net	90,584	0.1%	371,894	0.3%	907,941	0.7%
Income before income taxes	6,249,530	5.3%	7,793,573	6.6%	4,714,285	3.8%
Income Taxes	(926,048)	-0.8%	(1,180,167)	-1.0%	(578,727)	-0.5%
Net Income	5,323,482	4.5%	6,613,406	5.6%	4,135,558	3.3%

Less: net income attributable to non-controlling interest	499,509	0.4%	716,602	0.6%	276,682	0.2%
Net income attributable to controlling interest	4,823,973	4.1%	5,896,804	5.0%	3,858,876	3.1%
Other comprehensive income- Foreign currency translation gain (loss)	(6,975,100)	-6.0%	(5,829,470)	-4.9%	779,135	0.6%
Total other comprehensive income (loss)	(6,975,100)	-6.0%	(5,829,470)	-4.9%	779,135	0.6%
Comprehensive Income	(2,151,127)	-1.8%	67,334	0.1%	4,638,011	3.8%

Three Months Ended March 31, 2017

Three months Ended March 31, 2017 Financial Results
	For the Three Months Ended March 31,
($ millions, except per share data)	2017	2016	% Change
Revenues	$25.6	$30.1	-15.0%
Gross profit	$1.8	$3.1	-43.3%
Gross margin	6.9%	10.4%	-3.5	pp
Operating income	$0.5	$1.5	-67.2%
Operating margin	2.0%	5.1%	-3.1	pp
Net income attributable to Ossen Innovation	$0.0	$0.5	-89.2%
EPS	$0.00	$0.02	-89.2%

Revenues. For the three months ended March 31, 2017, revenues decreased by $4.5 million, or 15.0%, to $25.6 million from $30.1 million for the same period of last year. This decrease was primarily due to decreases in sales from both coated products and plain surface and other products. The sales of coated PC steel materials, including both rare earth and zinc coated products, were $22.1 million and accounted for 86% of total sales for the three months ended March 31, 2017. Sales of rare earth coated products, zinc coated products, and plain surface and other products were $22.0 million, $0.2 million, and $3.5 million for the three months ended March 31, 2017, respectively.

Gross Profit. Gross profit decreased by $1.4 million, or 43.3%, to $1.8 million for the three months ended March 31, 2017 from $3.1 million for the same period of last year. Gross margin decreased by 3.5 percentage points to 6.9% for the three months ended March 31, 2017 from 10.4% for the same period of last year. Gross margins for rare earth and zinc coated products were 4.1% and 55.0%, respectively, for the three months ended March 31, 2017, compared to 7.6% and 33.6%, respectively, for the same period of last year. Gross margin for plain surface and other products was 22.5% for the three months ended March 31, 2017, compared to 20.3% for the same period of last year.

Gross Margin. Selling expenses decreased by $0.1 million, or 34.5%, to $0.15 million for the three months ended March 31, 2017 from $0.23 million for the same period of last year. The decrease was due to lower transportation cost. General and administrative expenses decreased by $0.2 million, or 18.2%, to $1.12 million for the three months ended March 31, 2017 from $1.37 million for the same period of last year. As a result, total operating expenses decreased by $0.3 million, or 20.5%, to $1.3 million for the three months ended March 31, 2017 from $1.6 million for the same period of last year.

Operating Income. Operating income decreased by $1.0 million, or 67.2%, to $0.5 million for the three months ended March 31, 2017 from $1.5 million for the same period of last year. The decrease in operation income was primarily attributable to decrease in gross profit and partially offset by decrease in general and administrative expenses in 2017.

Operating Margin. Operating margin was 2.0% for the three months ended March 31, 2017, compared to 5.1% for the same period of last year.

Net Income. Net income decreased by $0.5 million, or 82.3%, to $0.1 million for the three months ended March 31, 2017 from $0.6 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation decreased by $0.4 million, or 89.2%, to $0.05 million for the three months ended March 31, 2017 from $0.46 million for the same period of last year. Earnings per share, both basic and diluted, were $0.003 for the three months ended March 31, 2017, compared to $0.023 for the same period of last year.

Balance Sheet and Cash Flows

As of March 31, 2017, the Company had cash and restricted cash of $6.8 million, compared to $6.9 million at December 31, 2016. Notes receivable were $7.3 million as of March 31, 2017, compared to $15.3 million at December 31, 2016. Accounts receivable were $48.5 million as of March 31, 2017, compared to $37.3 million at December 31, 2016. The average days of sales of outstanding (DSO) were 151 days for the three months ended March 31, 2017, compared to 126 days for the year of 2016. The increase in DSO was mainly because the Chinese New Year delayed the timing of collections.  The balance of prepayment to suppliers for raw materials totaled $55.5 million as of March 31, 2017, compared to $46.7 million at December 31, 2016. The Company had inventories of $16.4 million as of March 31, 2017, compared to $26.0 million at the end of 2016. During the quarter, the Company reduced the procurement of raw materials due to the rising steel price. Total working capital was $102.6 million as of March 31, 2017, compared to $101.6 million at December 31, 2016.

Net cash used in operating activities was $0.3 million for the three months ended March 31, 2017, compared to $0.8 million for the same period of last year. Net cash used in investing activities was $nil for the three months ended March 31, 2017, compared to $3,000 for the same period of last year. Net cash used in financing activities was $45,000 for the three months ended March 31, 2017, compared to $91,000 for the same period of last year.

Recent Developments

On January 3, 2017, The Company announced that the Special Committee of the Board of Directors has retained Highline Research Advisors LLC ("HRA"), acting through Corinthian Partners, LLC, as its financial advisor in connection with the review and evaluation of the Proposed Transactions as announced on August 4, 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues. During the year ended December 31, 2016, we had revenues of approximately $117.0 million as compared to revenues of approximately $117.9 million during year ended December 31, 2015, a decrease of approximately $0.9 million, or 0.8%. The slight decrease in our revenues during the year ended December 31, 2016 was mainly attributable to a 67.9% decrease in sales of plain surface PC strands, a 21.6% decrease in sales of zinc coated products, and a 63.4% decrease in other products, partially offset by an increase in sales of rare earth coated PC wires and PC strands.

The following table provides a breakdown of our revenues during the years ended December 31, 2016 and 2015, respectively:

	Year ended December 31,
	2016		2015
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	Difference
Products:
Plain surface PC strands	5,256,109	4.5%	16,394,864	13.9%	-67.9%
Zinc coated PC wires and PC strands	8,195,801	7.0%	10,459,026	8.9%	-21.6%
Rare earth coated PC wires and PC strands	101,361,992	86.6%	85,007,683	72.1%	19.2%
Others	2,215,252	1.9%	6,046,843	5.1%	-63.4%
Total	117,029,154	100%	117,908,416	100%	-0.7%

In 2016, the demand for our rare earth coated PC wires and PC strands continue to recover and the demand for our higher strength and higher margin rare earth coated products improved compared to 2015. As a result, the sales of rare earth coated PC wires and PC strands increased by $16.4 million, or 19.2%, to $101.4 million for the year of 2016. However, revenues of our plain surface products and zinc coated products decreased due to our business strategy to focus on rare earth coated products. The average steel price recovered in 2016 due to the government policy to cut excess capacity.

The sales of zinc coated PC wires and PC strands were $8.2 million during the year ended December 31, 2016, a decrease of 21.6%, compared to the year ended December 31, 2015. The decrease of sales generated by zinc coated products in 2016 was primarily due to our strategy to focus on rare earth coated products in 2016.

The sales of plain surface PC strands and PC wires were $5.3 million during the year ended December 31, 2016, a decrease of $11.1 million, or 67.9%, compared to the year ended December 31, 2015. This decrease of sales generated by plain surface PC strands and PC wires was primarily due to our focus on rare earth coated products and the decline in sales to wholesale market during the period.

Other sales were $2.2 million during the year ended December 31, 2016, a decrease of $6.0 million, or 63.4%, compared to the year ended December 31, 2015. This decrease was primarily due to less spare raw materials sold in 2016 compared to 2015 and the decrease of service revenue.

Cost of Goods Sold. Cost of goods sold was approximately $100.9 million during the year ended December 31, 2016, as compared to approximately $102.2 million during the year ended December 31, 2015, representing a decrease of 1.3%, or approximately $1.3 million. This decrease primarily resulted from the slight decrease of revenues as a percentage of revenues, cost of goods sold decreased from 86.7% to 86.2% during the year ended December 31, 2016.

Gross Profit and Gross Margin. Our gross profit is equal to the difference between our revenues and our cost of goods sold. Our gross profit increased 2.5% to approximately $16.1 million during the year ended December 31, 2016, from approximately $15.7 million for the same period in 2015. For the years ended December 31, 2016 and 2015, our gross margin was 13.8% and 13.3%, respectively. The slight increase of gross margin was primarily due to the lower than average price of raw materials locked by advance payment to suppliers.

Selling Expenses. Selling expenses totaled $0.7 million for the year ended December 31, 2016, as compared to $1.0 million for the year ended December 31, 2015, a decrease of 25.6%. This decrease was primarily due to lower transportation cost associated with lower revenue from export in 2016.

General and Administrative Expenses. General and administrative expenses totaled $6.4 million for the year ended December 31, 2016, as compared to $4.5 million for the year ended December 31, 2015, an increase of 42.4%. The increase in 2016 was primarily due to higher research and development cost and higher bad-debt provision in 2016.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2016 was approximately $9.0 million, a decrease of 12.3% as compared to approximately $10.2 million for the same period in 2015. This decrease was primarily due to an increase in research and development expenses and an increase in bad-debt provision. As a percentage of net sales, operating income decreased from 7.7% to 8.7% during the year ended December 31, 2016.

Income Taxes. We incurred income tax expenses of $0.9 million and $1.2 million in the fiscal years ended December 31, 2016 and 2015, respectively. Ossen Materials and Ossen Jiujiang were subject to a 15% tax rate as the result of being designated as high-tech enterprises through 2018.

Net Income. As a result of the foregoing, our net income totaled approximately $5.3 million for the year ended December 31, 2016, as compared to approximately $6.6 million for the year ended December 31, 2015, a decrease of 19.5%.

Net Income Attributable to Non-controlling Interest. We own 81% of Ossen Materials and 96.1% of Ossen Jiujiang in the aggregate. Net income attributable to non-controlling interest represents the net income attributable to the holders of the remaining shares.

Foreign Currency Income (Loss). For the year ended December 31, 2016, foreign currency exchange loss was $6.9 million, compared to foreign currency exchange loss of $5.8 million, for the year ended December 31, 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. During the year ended December 31, 2015, we had revenues of approximately $117.9 million as compared to revenues of approximately $123.6 million during year ended December 31, 2014, a decrease of approximately $5.7 million, or 4.6%. The decrease in our revenues during the year ended December 31, 2015 was mainly attributable to a decrease in sales of rare earth coated PC wires and PC strands, partially offset by an increase in sales of plain surface products and spare raw materials and service revenue.

The following table provides a breakdown of our revenues during the years ended December 31, 2015 and 2014, respectively:

	Year ended December 31,
	2015		2014
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	Difference
Products:
Plain surface PC strands	16,394,864	13.9%	12,198,665	9.9%	34.4%
Zinc coated PC wires and PC strands	10,459,026	8.9%	10,030,458	8.1%	4.3%
Rare earth coated PC wires and PC strands	85,007,683	72.1%	97,566,192	79.0%	-12.9%
Others	6,046,843	5.1%	3,776,140	3.1%	60.1%
Total	117,908,416	100%	123,571,455	100%	-4.6%

In 2015, the demand for our products, including both plain surface products and coated products, recovered slightly compared to 2014, as we sold more products in 2015. However, revenues of our rare earth coated products decreased due to lower prices compared to 2014. The domestic PRC steel industry was still difficult due to the downturn and overcapacity of the whole industry, with resulting in lower prices on most steel products compared to 2014, affecting all of our products, and in particular our higher strength rare earth coated products. As a result, the sales of rare earth coated PC wires and PC strands decreased by $12.6 million, or 12.9%, to $85.0 million for the year of 2015.

The sales of zinc coated PC wires and PC strands were $10.5 million during the year ended December 31, 2015, an increase of 4.3%, compared to the year ended December 31, 2014. The slight increase of sales generated by zinc coated products in 2015 was primarily due to the increase in demand, partially offset by the price decline in 2015.

The sales of plain surface PC strands and PC wires were $16.4 million during the year ended December 31, 2015, an increase of $4.2 million, or 34.4%, compared to the year ended December 31, 2014. This increase of sales generated by plain surface PC strands and PC wires was primarily due to the recovery of the demand, partially offset by the price decline in 2015.

Other sales were $6.0 million during the year ended December 31, 2015, an increase of $2.3 million, or 60.1%, compared to the year ended December 31, 2014. This increase was primarily due to the 49.9% increase of service revenue and the 82.7% increase in revenue generated by selling spare raw materials in 2015 compared to 2014.

Gross Profit and Gross Margin. Our gross profit increased 17.9% to approximately $15.7 million during the year ended December 31, 2015, from approximately $13.3 million for the same period in 2014. For the years ended December 31, 2015 and 2014, our gross margin was 13.3% and 10.8%, respectively. The increase of gross margin was primarily due to the decrease of average price of raw materials. The gross margin of plain surface products increased approximately 6.0% due to average price of its raw material decreased significantly. The gross margin of rare earth coated products increased only slightly mainly because average price of its raw material, high carbon steel wire, declined less as compared to the decline in prices of our other raw materials.

Selling Expenses. Selling expenses was $1.0 million for the year ended December 31, 2015, as compared to $0.8 million for the year ended December 31, 2014, an increase of 27.7%. This increase was attributable primarily due to higher transportation cost associated with new overseas' customers and higher commission fees.

General and Administrative Expenses. General and administrative expenses totaled $4.5 million for the year ended December 31, 2015, as compared to $6.3 million for the year ended December 31, 2014, a decrease of 29.4%. The decrease in 2015 was primarily due to the collection of account receivables which reduced bad debt provision and the decrease of research and development expenses.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2015 was approximately $10.2 million, an increase of 65.0% as compared to approximately $6.2 million for the same period in 2014. This increase was primarily due to the increase in gross profit and the decrease in general and administrative expenses. As a percentage of net sales, operating income increased from 5.0% to 8.7% during the year ended December 31, 2015.

Income Taxes. We incurred income tax expenses of $1.2 million and $0.6 million in the fiscal years ended December 31, 2015 and 2014, respectively. Ossen Materials and Ossen Jiujiang were subject to a 15% tax rate as the result of being designated as high-tech enterprises through 2018.

Net Income. As a result of the foregoing, our net income was approximately $6.6 million for the year ended December 31, 2015, as compared to approximately $4.1 million for the year ended December 31, 2014, an increase of 59.9%.

Net Income Attributable to Non-controlling Interest. We own 81% of Ossen Materials and 96.1% of Ossen Jiujiang in the aggregate. Net income attributable to non-controlling interest represents the net income attributable to the holders of the remaining shares.

Foreign Currency Income (Loss). For the year ended December 31, 2015, foreign currency exchange loss was $5.8 million, compared to foreign currency exchange gain of $0.8 million, for the year ended December 31, 2014.

Critical Accounting Policies and Estimates

Our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our financial statements reflect the selection and application of accounting policies, which require management to make significant estimates and judgments. See Note 2 to our consolidated financial statements for “Summary of Significant Accounting Policies.” We believe that the following paragraphs reflect the most critical accounting policies that currently affect our financial condition and results of operations.

Use of Estimates

The preparation of the consolidated and combined financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates.

Revenue Recognition

In accordance with the ASC Topic 605, “Revenue Recognition”, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectability is reasonable assured.

The Company derives revenues from the processing, distribution and sale of own products. The Company recognizes its revenues net of value-added taxes (“VAT”). The Company is subject to VAT which is levied on the rate of 17% on the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases to the extent not refunded for export sales.

The Company will recognize revenue for domestic sales based on the terms defined in the contract as long as risk of loss has transferred to the customers and each of the criteria under ASC 605 have been met. Contracts terms may require the Company to deliver the finished goods to the customers’ location or the customer may pick up the finished goods at the Company’s factory. International sales are recognized when shipment clears customs and leaves the port.

Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2016, 2015 and 2014.

Research and Development

Research and development costs are expensed as incurred and totaled approximately $3,869,277, $3,404,333 and $3,914,918 for the years ended December 31, 2016, 2015 and 2014, respectively. Research and development costs are included in general and administrative expenses in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

Income Taxes

The Company accounts for income taxes following the liability method pursuant to FASB ASC 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2016, the Company did not have a liability for unrecognized tax benefits.

The Company has not provided for income taxes on accumulated earnings amounting $54,590,589 that are subject to the PRC dividend withholding tax as of December 31, 2016, since these earnings are intended to be permanently reinvested.

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy. FASB ASC 820 (formerly SFAS No. 157 Fair Value Measurements) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market

These tiers include:

• Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

• Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

• Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable, other payables and accrued liabilities, short-term bank loans, and bond payable.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other current assets and liabilities approximate fair value because of the short term nature of these items. The estimated fair values of short-term bank loans were not materially different from their carrying value as presented due to the short maturities and that the interest rates on the borrowing approximate those that would have been available for loans of similar remaining maturity and risk profile. As the carrying amounts are reasonable estimates of the fair value, these financial instruments are classified within Level 1 of the fair value hierarchy.

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $985,990 and $738,101 at December 31, 2016 and 2015, respectively. The increase was mainly due to the increase of accounts receivable aging over 1 year.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. The Company considers a provision for excess, obsolete, or slow-moving inventory based on changes in customer demand, technology developments or other economic factors. At December 31, 2016 and 2015, the Company has $120,347 and nil reserve for inventories.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $46,729,285 and $55,730,089 at December 31, 2016 and 2015, respectively. Among the balance of $46,729,285, the aging of $13,112,588 was within 60 days, $25,460,073 was between 60-90 days and $8,156,624 was over 90 days. No allowance was provided for the prepayments balance at December 31, 2016.

In 2016, the PRC steel industry was still in a process of reducing inventory. We were able to receive raw materials delivered by our suppliers in 2016 at a discounted price, locked in by prepayments. We expect to continue gradually reducing our balance of advance to suppliers once market conditions improve.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets.

Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives are as follows:

Plant, buildings and improvements	5 ~ 20 years

Machinery and equipment	5 ~ 20 years

Motor vehicles	5 years

Office Equipment	5 ~ 10 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

Land Use Rights

According to the PRC laws, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. The land use rights granted to the Company are being amortized using the straight-line method over the lease term of fifty years.

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2016, 2015 and 2014.

Related Party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the followings: a) affiliate, a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) principle owner, the owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; d) other parties that has ability to significant influence the management or operating policies of the entity.

FASB issued authoritative guidance that clarifies considerations relating to the consolidation of certain entities. The guidance requires identification of the Company’s participation in variable interest entities (“VIE”), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operation on a standalone basis, or whose equity holders lack certain characteristics of a controlling financial interest. That, for entities identified as a VIE, the guidance sets forth a model to evaluate potential consolidation based on an assessment of which party to a VIE, if any, bears a majority of the exposure to expected losses, or stand to gain from majority of its expected returns. The guidance also sets forth certain disclosure regarding interests in a VIE that are deemed significant even if consolidation is not required. This item is discussed in further detail in Note 10 – Related Party Transactions.

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes Step 2 from the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. Public business entity that is a U.S. Securities and Exchange Commission filer should adopt the amendments in this ASU for its annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of the adoption of ASU 2017-04 on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-18 on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-15 on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In April 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions. The areas for simplification in ASU 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. We are currently evaluating the impact of the adoption of ASU 2016-09 on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments in ASU 2016-02 is permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2016-02 on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this update eliminate the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities. For public business entities, the amendments in ASU 2016-01 are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Except for the early application guidance discussed in ASU 2016-01, early adoption of the amendments in this update is not permitted. We do not expect the adoption of ASU 2016-01 to have a material impact on our consolidated financial statements.

Liquidity and Capital Resources

We have historically met our working capital and capital expenditure requirements by using both net cash flow from operations and by bank borrowings, including loans from banks and bank acceptance notes. In 2014, in addition to bank borrowings, our subsidiary in Maanshan, Ossen Materials, completed a private placement of approximately $16.2 million in aggregate principal amount of notes to certain accredited investors in China. The notes bore a fixed interest rate of 10.75% per annum, payable annually in arrears, and was repaid on September 2, 2016 with income from operations and short-term bank loans. We expect to finance our operations and working capital needs in the near future from cash generated from operations and short-term borrowings, including lines of credit from local banks, which can be utilized to fund our short term operation and fulfill liabilities.

Our cash and cash equivalents, which are denominated in RMB, were approximately $0.2 million at December 31, 2016, as compared to $0.8 million at December 31, 2015 and $0.7 million at December 31, 2014. Our restricted cash was approximately $6.7 million at December 31, 2016, as compared to $8.8 million at December 31, 2015 and $17.6 million at December 31, 2014. For the years ended December 31, 2014, 2015 and 2016, we used a significant portion of our cash reserve to purchase raw materials to satisfy our production needs and to maintain satisfactory levels of inventory. In addition, since 2013, we have been required to provide cash deposits, instead of bank guarantee letters, when we bid for projects, which results in further pressure on our working capital. Yet, during this time period, local banks have generally maintained tighter lending policies than in the past, thereby limiting our ability to borrow funds in order to win bids that we believe we otherwise could have won. Although our production facilities are running at full capacity, the bids we are losing due to lack of up-front cash deposit may be more profitable than the ones we are winning, which could negatively impact our overall revenue and profitability. In 2014, 2015 and 2016, we were able to generate net profits and positive cash flow from operating activities. We believe that our cash reserves, together with expected cash flow from operations and short-term loans, are sufficient to allow us to continue to operate for the next 12 months. For details of our bank loans and notes payables please see “Bank Loans and Bank Acceptance Notes” below.

We had $8.4 million of accounts receivable aged over 180 days as of December 31, 2015. We had $2.7 million of accounts receivable aged over 180 days as of December 31, 2016. As of April 1, 2017, we have collected approximately $5.3 million of such receivables. The remaining approximately $32.0 million of uncollected accounts receivable are mainly from construction companies that have long-term business relationship with us. Based on our historical experience, most of these projects are government sponsored programs and we are confident that we will be able to collect the balance when the projects are completed.

We believe that current cash balances, future cash provided by operations, and amounts available under our line of credit or bank borrowings will be sufficient to cover our operating and capital needs in the ordinary course of business for the foreseeable future. If we experience an adverse operating environment or unanticipated and unusual capital expenditure requirements, additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. We might also require or seek additional financing for the purpose of bidding new projects growing our existing markets, or for other reasons. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Accounts Receivable

In 2014, 2015 and 2016, the accounts receivable collection period of our domestic customers was approximately 150, 150, and 126 days after receiving the materials at their construction site, respectively. Our accounts receivable decreased to $43.2 million at December 31, 2015 from $53.8 million at December 31, 2014 as a result of the collection of long aging accounts receivable during 2015. As of December 31, 2016, our accounts receivable decreased to $37.3 million from $43.2 million at December 31, 2015. The decrease was primarily due to the slightly improved marketing condition in 2016, which positively affected the timing of our customers’ payments to us.

The average Days Sales Outstanding (“DSO”) of 2015 and 2016 were 150 days and 126 days, respectively. The DSO as of December 31, 2015 and 2016 were 133 days and 116 days, respectively. The decrease in DSO as of December 31, 2016 was primarily due to the faster payments from our customers during 2016.

The following table describes the aging of our accounts receivable during 2015 and 2016:

As of Date	Account Receivables Balance (in US Dollars)	<60 days	60-90 days	90-180 days	>180 days

December 31, 2016	37,298,465	24,914,390	8,698,708	951,302	2,734,065
December 31, 2015	43,247,974	25,039,184	3,166,578	6,622,723	8,419,489

As of April 1, 2017, we have collected approximately $5.3 million or 14.2% of the $37.3 million of accounts receivable outstanding as of December 31, 2016 in cash. See Note 2 to our audited financial statements for a schedule of our valuation account.

Major Customers

During the years ended December 31, 2016, 2015 and 2014, our six largest customers contributed 81.4%, 79.5%, and 74.9% of our total sales, respectively. See “Business—Our Customers” above. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive supplier for any customers. In addition, there are a number of factors, other than our performance, that could cause an unpredictable loss of a customer or substantial reduction in the business. For example, our customers may decide to reduce spending on our products due to insufficient funding or delay of the project, or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

In addition, this customer concentration may subject us to perceived or actual leverage that our customers may have in negotiations with us, given their relative size and importance to us. If our customers seek to negotiate their agreements on terms less favorable to us and we accept such unfavorable terms, such unfavorable terms may have a material adverse effect on our business, financial condition and results of operations. Accordingly, unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and volume of business from our largest customers and the financial and operational success of these customers.

Bank Loans and Bank Acceptance Notes

At December 31, 2016, we had approximately $16.9 million of short-term bank loans and $9.6 million of bank acceptance notes outstanding, as compared to approximately $17.7 million of short-term bank loans and $12.5 million of bank acceptance notes outstanding at December 31, 2015 and $18.7 million and $26.5 million at December 31, 2014, respectively. The decreased balance in 2016 was primarily due to the fact that the Chinese government was still conservative in lending to certain industries including steel industry and our domestic customers.

Our notes payable of $12.5 million at December 31, 2015 and $9.6 million at December 31, 2016 represented the amount of bank acceptance notes our suppliers received from us for our purchases of raw materials. These notes were issued by financial institutions, typically by banks, that entitle our suppliers to receive the full face amount from the bank or financial institution at maturity. Our notes payable are interest-free and range from six months to one year from the date of issuance. These notes are subject to bank charges of 0.05% of the principal amount as commission on each issuance and in total were secured by $8.8 million and $6.7 million restricted cash as of December 31, 2015 and 2016, respectively. Bank acceptance notes are commonly used in domestic China due to their enhanced credibility and the liquidity it provides to the bearer. The bearer always has the option to cash the bank acceptance notes before maturity at its issuing bank and receive a discounted amount in cash. We expect that bank acceptance notes will continue to account for a material portion of our total receivables and payables in the near future.

Short-term bank loans were obtained from local banks in China. All short-term bank loans are repayable within one year and are secured by a portion of our property, plant and equipment and land use rights, or guaranteed by related parties. None of our short-term bank loans have financial covenants. However, each loan contains a covenant that restricting our use of the funds to either purchases of raw materials or working capital.

The weighted average annual interest rate of our short-term bank loans was 6.11%, 6.18% and 7.14% as of December 31, 2016, 2015 and 2014, respectively. Interest expense was $1.1 million, $1.0 million and $1.9 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Due to the Chinese government’s policy to reduce the country’s steel capacity, Chinese banks further tightened lending to steel companies. We were also affected by this policy and we had to repay a portion of our short term bank loans in 2016 without being able to roll-over such loans into new short-term loans. However, we did not experience difficulties in the rollover of the remaining short-term bank loans that we use to fund our daily operations in 2016. In 2014, our subsidiary, Ossen Innovation Materials Co., Ltd., raised RMB 100 million (approximately $16.2 million) in Chinese debt market and it was repaid upon its mature in September 2016. We anticipate rollovers of most current facilities that are set to mature in 2017 and anticipate a slight reduction in the availability of short-term bank loans but we do not anticipate any difficulties to fund our operations. Three of our affiliates, namely Ossen Material Research (formerly Shanghai ZFX), Shanghai Ossen, and Ossen Shanghai, have provided guarantees for certain of our short-term bank loans for no consideration. There can be no assurance that Shanghai Zhaoyang, Ossen Material Research, Ossen Shanghai, and Shanghai Ossen will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings. We usually maintain lines of credit with several local banks, which will be utilized to fund our short term operation and fulfill liabilities.

Working Capital

Our working capital was approximately $101.6 million at December 31, 2016, as compared to $94.7 million at December 31, 2015 and $108.0 million at December 31, 2014.

The working capital increase of $6.9 million in 2016 as compared with 2015 was due primarily to the repayment of bond and the increase in bank acceptance note, partially offset by the decrease in accounts receivable and advance to suppliers . The working capital decrease of $13.3 million in 2015 as compared with 2014 was due primarily to the increase in the current portion of bond payable.

Inventories

We, like many other steel manufacturers, maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, supply agreements with customers and market conditions.

Cash Flows

Our cash flow from operations in 2015 was positive primarily due to a decrease in accounts receivable. In 2016, our cash flow from operations was positive primarily due to the decrease in advance to suppliers and inventories. Despite the increase in cash from operating activities in 2016, we had a decrease of $0.6 million in cash and cash equivalent primarily due to effect of exchange rate changes on cash was $8.6 million.

Years Ended December 31, 2016 and 2015

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2016	2015

Net cash provided by operating activities	$15,528,845	$12,441,861

Net cash used in investing activities	(17,537)	(29,687)

Net cash used in financing activities	(7,523,571)	(4,431,100)

Operating Activities

Net cash provided by operating activities was approximately $15.5 million in 2016, as compared to $12.4 million of net cash provided by operating activities in 2015. This increase in cash provided by operating activities was the result of a $1.3 million decrease in inventories due to higher consumption of raw materials at the end of 2016, a $9.0 million decrease in advance to suppliers due to less prepayments for raw materials of plain surface and zinc coated products, partially offset by a $1.3 million decrease in net income due to higher operating expenses and a $7.3 million increase in notes receivable because our customers used less cash for payment.

Investing Activities

Net cash used in investing activities was $17,537 in 2016, as compared to $29,687 of net cash used in investing activities in 2015 as the result of less spending in maintenance and repair of production lines in 2016.

Financing Activities

Net cash used in financing activities in 2016 was approximately $7.5 million, as compared to approximately $4.4 million of net cash used in financing activities in 2015. The increase in cash used in financing activities was the result of the repayment of bond, a decrease in proceeds from notes payable and a decrease in restricted cash, partially offset by an increase in proceeds from short-term bank loans, an increase in proceeds from long-term bank loans and a decrease in repayment of notes payable.

Years Ended December 31, 2015 and 2014

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2015	2014

Net cash provided by operating activities	$12,441,861	$1,804,435

Net cash used in investing activities	(29,687)	(80,985)

Net cash used in financing activities	(4,431,100)	(3,500,632)

Operating Activities

Net cash provided by operating activities was approximately $12.4 million in 2015, as compared to $1.8 million of net cash provided by operating activities in 2014. This increase in cash provided by operating activities was the result of a $2.5 million increase in net income due to improved gross margin and reduced SG&A expenses, a $10.5 million decrease in accounts receivable due to increased efforts to collect long aging accounts receivable, a $1.9 million decrease in notes receivable because our customers used more cash for payment, partially offset by a $7.1 million increase in inventories due to raw materials purchased for preparation of new projects.

Investing Activities

Net cash used in investing activities was $29,687 in 2015, as compared to $80,985 of net cash provided by investing activities in 2014 as the result of less spending in maintenance and repair of production lines in 2015.

Financing Activities

Net cash used in financing activities in 2015 was approximately $4.4 million, as compared to approximately $3.5 million of net cash used in financing activities in 2014. The increase in cash used in financing activities was the result of a decrease of proceeds from short-term bank loans and a decrease of proceeds from notes payable, partially offset by a decrease in restricted cash and a decrease in repayments of short-term bank loans.

Off-Balance Sheet Arrangements

As of December 31, 2016 we guaranteed $59.8 million, $70.6 million and $28.5 million short-term debt for Shanghai Pujiang, Ossen Material Research and Ossen Shanghai respectively. We also guaranteed $7.2 million, nil and $2.2 million of notes payable for the three companies respectively. We do not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

Tabular Disclosure of Contractual Obligations

Our contractual obligations consist of short-term and long-term debt obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2016:

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

Short-term debt obligations (1)	26,502,811	26,502,811	-	-	-
Interest Commitments – Short-term bank loans	692,798	692,798	-	-	-
Long-term debt obligations (2)	7,207,727	-	7,207,727	-	-
Interest Commitments – Long-term bank loans	1,537,648	576,618	961,030	-	-
Total	35,940,984	27,772,227	8,168,757	-	-

(1)	Attributable to short-term bank loans and bank acceptance notes.

(2)	Attributable to long-term bank loans.

INFORMATION ABOUT AADRF

BUSINESS

Overview

AADRF conducts its business primarily through San Meditech and its subsidiaries. San Meditech is a medical device company headquartered in Zhejiang Province, People’s Republic of China, focused on the design, development and commercialization of affordable, easy-to-use and dynamic continuous glucose monitoring (“CGM”) systems for use by individuals with diabetes and their healthcare providers. San Meditech believes that it is an industry leader for CGM systems for diabetics in China.

Products

San Meditech manufactures and sells the following products:

•	Disposable High Sensitivity Continuous Glucose Sensor

The sensor is a disposable device and stays on the upper arm of a user for the entire glucose monitoring session. It is made up of two subcutaneous invasive electrodes and a non-invasive base outside the skin. The lifetime of the sensor is 4 days (for TA-SG and CGM-S203) and 5 days (for the ones with CGM-S303). TA-SG and CGM-S203 are both components of TA-DR, TA-Drb and CGM-T203 systems. CGM-S303 is a component of CGM-303 system.

TA-SG
CGM-S203
CGM-S303

•	Real-time Continuous Glucose Monitor(CGM )(TA-DRb, CGM-T203 and CGM-T303 Series):

TA-DRb is a real-time system: the sensor is connected with the data displayer by cable. After the entire glucose monitoring session ends, the caregiver analyzes the users’ data with San Meditech’s software (CGM-SF203 or TA-AS).

CGM-203 is a real-time system: the sensor is connected with the transmitter by cable. The transmitter connects with the Android system by Bluetooth. After the entire glucose monitoring session ends, the caregiver analyzes the users’ data with San Meditech’s software (CGM-SF203).

CGM-T303 Series is an integrated device that the sensor is embedded in the transmitter; the transmitter sends the glucose data to CGM iOS App by Bluetooth. After the entire glucose monitoring session ends, the caregiver downloaded the glucose reports from cloud platform.

TA-DRb
CGM-T203
CGM-T303 Series*

*CGM-T303 Series include CGM-T303W, CGM-T303B, CGM-T303G, CGM-T303S and CGM-T303M. These types represent different color of the glucose transmitter.

•	Retrospective CGM (TA-DR)

The data recorder stores the user’s glucose data in SIM memory card. After the entire glucose monitoring session ends, the caregiver analyzes the users’ data with San Meditech’s software (CGM-SF203).

TA-DR

The table below lists our main products, regulatory approval and commercialization status:

Product	Commercialization	Current status	Regulatory approvals
TA-DR, TA-SG	November 2005, China May 2008, CE	The registration was effective till May of 2016. We will extend CGM-T203’s registration approval to these 2 types of products.	March 2017 (EU CE mark) September 2017 (China) Note: change name to CGM-T100, CGM-SF100, CGM-S203
TA-DRb	December 2007, CFDA May 2008, CE		March 2017 (EU CE mark) September 2017 (China) Note: change name to CGM-T101
CGM-T203 CGM-SF203 CGM-S203	2017	To be approved	March 2017 (EU CE mark) August 2017 (China)
CGM-T303 Series CGM-S303 CGM-SF303	March 2017	To be approved	March 2017 (EU CE mark) March 2018 (China)

The CFDA previously granted us the Medical Device Manufacturing Enterprise License and Registration Certificate for Medical Device for our major products, including TA-DR, TA-AS, TA-SG and TA-DRb. We are currently in the processing of renewing these licenses with the CFDA. We anticipate that our renewal application will be approved in August 2017, which will allow us to sell our product for another five years. However, there is no guarantee that such application will be approved in such time frame, if at all. In addition, we have obtained EC Certificates for these products, which allows us to sell these products in the European markets.

Future Products Development

We are developing CGM systems with reduced area of the sensor insertion that require less calibration and have increased life for use. Our product development timelines are highly dependent on our ability to achieve clinical endpoints and regulatory and legal requirements and to overcome technology challenges. Our product development timelines may be delayed due to extended regulatory approval timelines, scheduling issues with patients and investigators, requests from institutional review boards, sensor performance and manufacturing supply constraints, among other factors. In addition, support of these clinical trials requires significant resources from employees involved in the production of our products, including research and development, manufacturing, quality assurance, and clinical and regulatory personnel. Even if our development and clinical trial efforts are successful, the CFDA may not approve our products, and even if approved, we may not achieve acceptance in the marketplace by physicians and people with diabetes.

We may require additional funding to continue the development of our CGM-T303 product and next-generation CGM sensors. The amount of funding we may need will depend on the revenue generated by sales of our products, the timing of delay of additional regulatory approvals and our ability to scale our manufacturing operations to meet demand for our current and any future products. If adequate funds are not available, we may not be able to commercialize our products at the rate we desire and we may have to delay development or commercialization of our other products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce sales, marketing, customer support or other resources devoted to our products.  Second, the changes of regulation may result in the delay of product approval.

Background

San Meditech was formed in Zhejiang Province, China as a Sino-American joint venture in 2003. From inception to 2006, San Meditech devoted substantially all of its resources to start-up activities, raising capital and research and development, including product design, testing, manufacturing and clinical trials. Since 2006, San Meditech has devoted considerable resources to the commercialization of its CGM systems, including the DGMS, high sensitivity sensor, real-time CGM, retrospective CGM, CGM app and central workstation, as well as the continued research and clinical development of San Meditech’s technology platform.

In 2015, San Meditech revealed its fourth generation continuous glucose monitoring (CGM) device, which integrates a miniature sensor, a Bluetooth enabled transmitter and a cloud support platform for remote diabetes management. The device requires no dedicated receiver and patients and doctors can review the data on a smartphone. The below table summarizes the regulatory approval status of each product as of the date of this proxy statement.

	current status	when the product obtained regulatory approvals
CGM-T303 Series CGM-S303 CGM-SF303	Expected to be approved	March 2017 (EU CE mark) March 2018 (China)

Diabetes

Diabetes is a chronic, life-threatening disease for which there is no known cure. The disease is caused by the body’s inability to produce or effectively utilize the hormone insulin. This inability prevents the body from adequately regulating blood glucose levels. Glucose, the primary source of energy for cells, must be maintained at certain concentrations in the blood in order to permit optimal cell function and health. Normally, the pancreas provides control of blood glucose levels by secreting the hormone insulin to decrease blood glucose levels when concentrations are too high. In people with diabetes, the body does not produce sufficient levels of insulin, or fails to utilize insulin effectively, causing blood glucose levels to rise above normal. This condition is called hyperglycemia and often results in chronic long-term complications such as heart disease, limb amputations, loss of kidney function and blindness. When blood glucose levels are high, people with diabetes often administer insulin in an effort to decrease blood glucose levels. Unfortunately, insulin administration can drive blood glucose levels below the normal range, resulting in hypoglycemia. In cases of severe hypoglycemia, people with diabetes risk acute complications, such as loss of consciousness or death. Due to the drastic nature of acute complications associated with hypoglycemia, many people with diabetes are not allowed to reduce blood glucose levels to the optimum level. Consequently, these individuals often remain in a hyperglycemic state, increasing their odds of developing long-term chronic complications.

Diabetes is typically classified into two major groups: Type 1 and Type 2. According to the 7th edition IDF Diabetes Atlas Report, as of 2015, there were approximately 110 million people with diabetes in China and there were an approximately 5 million people with Type 1 diabetes in China. Type 1 diabetes is an autoimmune disorder that usually develops during childhood and is characterized by an absence of insulin, resulting from destruction of the insulin producing cells of the pancreas. Individuals with Type 1 diabetes must rely on frequent insulin injections in order to regulate and maintain blood glucose levels. Type 2 diabetes is a metabolic disorder which results when the body is unable to produce sufficient amounts of insulin or becomes insulin resistant. Depending on the severity of Type 2 diabetes, individuals may require diet and nutrition management, exercise, oral medications or insulin injections to regulate blood glucose levels. We estimate that approximately 20 million Type 2 patients have to use insulin to manage their diabetes.

Importance of Glucose Monitoring

Blood glucose levels can be affected by many factors, including the carbohydrate and fat content of meals, exercise, stress, illness or impending illness, hormonal releases, variability in insulin absorption and changes in the effects of insulin in the body. Given the many factors that affect blood glucose levels, maintaining glucose within a normal range is difficult, resulting in frequent and unpredictable excursions above or below normal blood glucose levels. People with diabetes manage their blood glucose levels by injecting insulin or taking medicine throughout the day in order to maintain blood glucose within normal ranges. People with diabetes frequently overcorrect and fluctuate between hyperglycemic and hypoglycemic states, often multiple times during the same day. As a result, many people with diabetes are routinely outside the normal blood glucose range. People with diabetes are often unaware that their glucose levels are either too high or too low, and their inability to completely control blood glucose levels and the associated serious complications can be frustrating and, at times, overwhelming.

In an attempt to maintain blood glucose levels within the normal range, people with diabetes typically measure their blood glucose levels. Often, after measuring their blood glucose levels, people with diabetes make therapeutic adjustments. As adjustments are made, additional blood glucose measurements may be necessary to gauge an individual’s response to the adjustments. More frequent testing of blood glucose levels provides people with diabetes with information that can be used to better understand and manage their diabetes.

Limitations of Existing Glucose Monitoring Products

Single-point finger stick devices are the most prevalent devices for glucose monitoring. These devices require taking a blood sample with a finger stick, placing a drop of blood on a test strip and inserting the strip into a glucose meter that yields a single point in time blood glucose measurement. We believe that these devices have several limitations, including:

•	Limited Information. Even if people with diabetes test several times each day, each measurement represents a single blood glucose value at a single point in time. Given the many factors that can affect blood glucose levels, excursions above and below the normal range often occur between these discrete measurement points in time. Because people with diabetes only have single-point data, they do not gain sufficient information to indicate the direction or rate of change in their blood glucose levels. Without the ability to determine whether their blood glucose level is rising, falling or holding constant, and the rate at which their blood glucose level is changing, the individual’s ability to effectively manage and maintain blood glucose levels within normal ranges is severely limited. Further, people with diabetes cannot test themselves during sleep, when the risk of hypoglycemia is significantly increased. In addition, existing technology generally limits individuals’ ability to store their glucose data in servers or systems independent of the blood glucose meter.

•	Inconvenience. The process of measuring blood glucose levels with single-point finger stick devices can cause significant disruption in the daily activities of people with diabetes and their families. People with diabetes using single-point finger stick devices must stop whatever they are doing several times per day, self-inflict a painful prick and draw blood to measure blood glucose levels. To do so, people with diabetes must always carry a fully supplied kit that may include a spring-loaded needle, or lancet, disposable test strips, cleansing wipes, and the meter, and then safely dispose of the used supplies. This process is inconvenient and may cause uneasiness in social situations.

•	Difficulty of Use. To obtain a sample with single-point finger stick devices, people with diabetes generally prick one of their fingertips or, occasionally, a forearm with a lancet. They then squeeze the area to produce the blood sample and another prick may be required if a sufficient volume of blood is not obtained the first time. The blood sample is then placed on a disposable test strip that is inserted into a blood glucose meter. This task can be difficult for individuals with decreased tactile sensation and visual acuity, which are common complications of diabetes.

•	Pain. Although the fingertips are rich in blood flow and provide a good site to obtain a blood sample, they are also densely populated with highly sensitive nerve endings. This makes the lancing and subsequent manipulation of the finger to draw blood painful. The pain and discomfort are compounded by the fact that fingers offer limited surface area, so tests are often performed on areas that are sore from prior tests. People with diabetes may also suffer pain when the finger prick site is disturbed during regular activities.

We believe a market opportunity exists for a convenient and easy to use glucose monitoring system that provides continuous glucose information, including trends. Several companies have attempted to address the limitations of single-point finger stick devices by developing continuous glucose monitoring systems.

The San Meditech Solution

Our products offer the following advantages to people with diabetes which distinguish these devices from similar products:

•	Access to the Real-time glucose trend. Peer-review data shows that CGM devices help both type 1 and type 2 diabetic patients avoid hyperglycemia and hypoglycemia events and reduce the A1C. A1C levels reflect a patient’s average glucose while CGM system provides 24-hour glucose variation. It helps users to detect irregular postprandial hyperglycemia events and unaware hypoglycemia events. SMT’s CGM-303 and CGM-203 provide alerts and enable the user to take immediate actions to hypoglycemia events or seek for physician’s advice on insulin therapy.

•	Affordable price to have glucose monitoring data. Compared to other CGM devices, CGM-303 provides a shorter monitoring session and lower cost solution. CGM-303 does not need a sensor inserter, therefore, has a lower cost than other CGM products in the market. Low cost and comparable accuracy products allow more diabetic patients choose CGM as a measurement for their glucose level. We are aiming to create more CGM users to increase our sales and expand the overall CGM market size.

•	Convenience and Comfort. CGM-303 integrates the sensor inserter, data recorder and Bluetooth transmitter. It saves the cost of the inserter and simplifies the operation of sensor insertion. The insertion site is the gap between arm biceps and triceps. This site is safe for GDM patients while other CGM products are inserted on the belly. CGM-303 transmits the glucose data to user’s iPhone; the user does not need to carry on another device to receive glucose data. The interface of the App is easy to use. We upload the data to cloud server and the physicians or the user’s families are able to check the user’s data remotely. CGM-203 is compatible with android smart-phone or tablets.

•	Acupuncture needle based sensor. Our unique sensor technology of coating reactive substance on acupuncture needles avoids cutting nerves and vessels of the insertion site. The users do not have bleeding point while the sensor is inserted. The length of the sensor is shorter than competitive product. The diameter of the sensor is smaller than the needle which helps to insert the (soft) sensor in other CGM products.

While we believe that CGM is a tool to increase the awareness of glucose variability, some patients may not be willing to receive glucose data or feel uncomfortable to insert a sensor under their skin. CGM-303 has not been approved as a replacement device for glucose meter in China and must be calibrated with fasting glucose once per day.

Sales and Marketing

San Meditech has built an in-house sales team and a distributor network in China. Our sales team can call on endocrinologists, physicians and diabetes educators who can educate and influence patient adoption of continuous glucose monitoring. Currently, our sales team primarily focuses on the endocrinologists and obstetrics physicians (for GDM patients). We believe that focusing efforts on these participants is important given the instrumental role they each play in the decision-making process for diabetes therapy. In our view, referrals by physicians and diabetes educators, together with self-referrals by customers, have driven and will continue to drive adoption of our products. We are also expanding our business through new sales channels, new hospitals and health maintenance consultancy companies. San Meditech is negotiating agreements with physicians in different provinces to establish a network in these regions to educate diabetic patients. For instance, our sales team and distributors participate in regular meetings of diabetes patients to establish relationships with potential clients.

Product revenues are generated from the sale of durable continuous glucose monitoring systems (recorders or transmitters) and disposable sensors through our distributors in the China. We have entered into agreements with distributors in several provinces of China, including Beijing, Shanghai, Jiangsu, Guangdong, Chongqing, Shandong, Shanxi, Yunnan, Xinjiang and Heilongjiang. Stable and long term relationships with these distributors allow us to establish an installed base of customers. Outside of China, we are exploring distributor relationships in Europe to target customers in the European region. In addition to our distributor network, we employ approximately 18 direct sales personnel and continue to recruit new members for our sales and marketing department as necessary to support the commercialization of our products.

We use a variety of marketing tools to drive adoption, ensure continued usage and establish brand loyalty for our continuous glucose monitoring systems by:

•	creating awareness of the benefits of continuous glucose monitoring and the advantages of our technology with endocrinologists, physicians, diabetes educators and people with diabetes;

•	providing strong and simple educational and training programs to healthcare providers and people with diabetes to ensure easy, safe and effective use of our systems; and

•	maintaining a readily accessible telephone and web-based technical and customer support infrastructure, which includes clinicians, diabetes educators and reimbursement specialists, to help referring physicians, diabetes educators and people with diabetes as necessary.

Competition

We operate in a highly competitive market and face competition from large, well-established medical device manufacturers with significant resources. Our major competitors in the PRC are Medtronic Medical Appliance Technology & Service (Shanghai) Limited (“Medtronic”), Roche Diabetes Care, a division of Roche Diagnostics (“Roche”), LifeScan, Inc., a division of Johnson & Johnson (“LifeScan”), the Diabetes Care division of Abbott Laboratories (“Abbott’), Sinocare Inc. (“Sinocare”)and Beijing Yicheng. Most of them provide single-point glucose meter products. Only Medtronic, Abbott and San Meditech offer continuous glucose monitoring products. San Meditech provides a glucose reading every 3 minutes while Medtronic provides a glucose reading every 5 minutes. Both San Meditech and Medtronic meet the requirements of the Chinese governmental medical care program that asks for the report should include 288 glucose readings per day and a 3 day-long monitoring report. Abbott offers a similar product but does not provide the detail glucose report as a result of which they are not reimbursed by certain PRC government programs. The accuracy of Metronic’s product is 14% compared to the laboratory glucose values, and the accuracy of San Meditech products’ is 12%, both of which meet the medical requirements of accuracy. CGM is an inserted medical sensor. Compared with other CGM products, the wound area of the San Meditech’s product is the smallest among the above products. The cost of the sensor is similar. We and Medtronic dominate the continuous glucose monitoring system market in China and account for approximately 90% of the market share in China.

The worldwide market for blood glucose monitoring devices is intensely competitive. Four companies, Roche, LifeScan, Abbott and Panasonic Healthcare Holdings’ Ascensia Diabetes Care (formerly Bayer Diabetes Care), currently account for substantially all of the worldwide sales of self-monitored glucose testing systems. These competitors’ products use a meter and disposable test strips to test blood obtained by pricking the finger or, in some cases, the forearm. In addition, other companies are developing or marketing implantable, minimally invasive, or non-invasive glucose testing devices and technologies that could compete with our devices. There are also a number of academic and other institutions involved in various phases of blood glucose device technology development.

The blood glucose device industry is also subject to rapid change and significantly affected by new product introductions. A number of companies, including Roche, are developing next generation real-time continuous glucose monitoring or sensing devices and technologies as well as several other companies that are developing implantable, minimally invasive, or non-invasive continuous glucose monitoring products to measure the patient’s glucose level. The majority of the non-invasive technologies do not pierce the skin, but instead typically analyze signatures reflected back from energy that has been directed into the patient’s skin, tissue or bodily fluids. Non-invasive technologies are not accurate enough for diagnosis at this moment but they may improve accuracy while the technology is evolving. As a result, we may be unable to compete effectively against these companies or their products. We believe that the principal competitive factors in our market include:

•	safe, reliable and high quality performance of products;
•	cost of products and eligibility for reimbursement;
•	comfort and ease of use;
•	effective sales, marketing and distribution;
•	brand awareness and strong acceptance by healthcare professionals and people with diabetes;
•	customer service and support and comprehensive education for people with diabetes and diabetes care providers;
•	speed of product innovation and time to market;
•	regulatory expertise; and
•	technological leadership and superiority.

Manufacturing

We currently manufacture our products at our headquarters in Huzhou City, Zhejiang Province. As of the date of this proxy statement, these facilities had more than 18,298 square feet of laboratory space and approximately 2,583 square feet of controlled environment rooms. There are technical challenges to increasing manufacturing capacity, including CFDA qualification of new manufacturing facilities, equipment design and automation, material procurement, problems with production yields, and quality control and assurance. We have focused significant effort on continual improvement programs in our manufacturing operations intended to improve quality, yields and throughput. We have made progress in manufacturing to enable us to supply adequate amounts of product to support our commercialization efforts, however we cannot guarantee that supply will not be constrained going forward. Additionally, the production of our continuous glucose monitoring systems must occur in a highly controlled and clean environment to minimize particles and other yield- and quality-limiting contaminants. Developing commercial-scale manufacturing facilities has and will continue to require the investment of substantial additional funds and the hiring and retaining of additional management, quality assurance, quality control and technical personnel who have the necessary manufacturing experience. Manufacturing is subject to numerous risks and uncertainties described in detail in “Risk Factors” below.

We manufacture our continuous glucose monitoring systems with certain components supplied by outside vendors and other components that we manufacture internally. Key components that we manufacture internally include continuous glucose sensor, glucose sensor transmitter and user data analysis software. We purchased electronic parts, like PCB and the memory chip of the CGM Data Recorder from our suppliers. We then install our software in the data recorder, assemble, test, package and ship the finished continuous glucose monitoring systems to our customers.

Agreements with suppliers can be terminated by either party upon short notice. We may not be able to quickly establish additional or replacement suppliers for our single-source components, especially after our products are commercialized, in part because of the CFDA approval process and because of the custom nature of the parts we designed. Any supply interruption from our vendors or failure to obtain alternate vendors for any of the components would limit our ability to manufacture our systems, and could have a material adverse effect on our business.

Third-Party Reimbursement

Our product is covered by medical insurance program in sixteen provinces/areas in China. Generally speaking, the Chinese government pays for continuous glucose monitoring sensors for in-patients and the reimbursement policy varies from province to province. We are still working on extending the coverage of CGM. Most Level 3 hospitals in China have already purchased CGM devices. Chinese government also enforced a policy that CGM device is a necessary diagnosis device in endocrinology department of Level 2 hospitals since 2015.

We have had meetings with several insurance companies to help the diabetic patients reimbursed with CGM sensors. CGM is proved to reduce glycemic levels and delay or avoid the complications of diabetes. The insurance companies save money while their customers stay healthy. Currently, certain members of our sales team leverage their reimbursement expertise to assist customers in obtaining reimbursement from private third-party payers. We also maintain a field-based reimbursement team charged with calling on third-party private payers to obtain coverage decisions and contracts.

Health maintenance organizations and other third-party payers are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new medical devices, and, as a result, their coverage policies may be restrictive, or they may not cover or provide adequate payment for our products. In order to obtain reimbursement arrangements, we may have to agree to a net sales price lower than the net sales price we might charge in other sales channels. Our revenue may be limited by the continuing efforts of government and third-party payers to contain or reduce the costs of healthcare through various increasingly sophisticated means, such as requiring prospective reimbursement and second opinions, purchasing in groups, or redesigning benefits. Furthermore, we are unable to predict what effect the current or any future healthcare reform will have on our business, or the effect these matters will have on our customers. Our dependence on the commercial success of the CGM systems makes us particularly susceptible to any cost containment or reduction efforts. Accordingly, unless government and other third-party payers provide adequate coverage and reimbursement for the CGM systems for most diabetic patients, people without coverage who have diabetes may not use our products regularly.

In China, pricing of medical devices are subject to government control. The reimbursed price is fixed in the past 10 years. However, the trends toward managed healthcare in China and proposed legislation intended to reduce the cost of government insurance programs may influence the purchase of healthcare services and products and may result in lower prices for our products or the exclusion of our products from reimbursement programs

Intellectual Property

We rely on a combination of patents, trademarks, trade secrets, copyrights, domain names and confidentiality agreements to protect our intellectual property. Our manufacturing processes are based on technology developed primarily in-house by engineering personnel.

With respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on, among other things, trade secret protection and confidentiality agreements to safeguard our interests. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our associates to assign to us all of the inventions, designs and technologies they develop during the course of employment with us. We are not aware of any material infringement of our intellectual property rights.

Patents

As of the date of this proxy statement, San Meditech has five patents registered with the State Intellectual Property Office of the PRC, including one invention patents and four design patents. San Meditech also registered patents in other 5 main marketing areas, including United States.

The following table provides the name, patent number, type of patents, issuance date, validity term, and expiration date of each of San Meditech’s registered patents.

Name	Patent Number	Application Number	Type of patents	Date of Grant	Validity term	Expiration date
Catheter-free implantable needle biosensor	CN100367906C	200410101080	Invention	Feb. 13, 2008	20 years	Dec. 8, 2024
Catheter-free implantable needle biosensor	EP1841363B1	EP20050819013	Invention	Oct 5, 2011	20 years	Nov. 9, 2025
Catheter-free implantable needle biosensor	US7979103B2	US20050262373	Utility	July 12, 2011	20 years	Oct. 29, 2025
Catheter-free implantable needle biosensor	JP4797024	2007-545484	Invention	Oct. 19, 2011	20 years	Nov. 9, 2025
Catheter-free implantable needle biosensor	AU2005314502B2	2005314502	Standard	Feb. 16, 2012	20 years	Nov. 9, 2025
Catheter-free implantable needle biosensor	1113071B (Hong Kong)	08103405.5	Invention	Jun. 29, 2012	20 years	Nov. 9, 2025
The Hypodermic Glucose Sensor	301220419S	200930147581	Design	May 19, 2010	10 years	Jul. 19, 2019
Biosensor	3467577	200430057352	Design	Aug. 10, 2005	10 years	Dec. 8, 2014
Data Recorder Shell	3532108	200530113496	Design	May. 31, 2006	10 years	Jul. 25, 2015
Data Recorder Shell(TA-DRb)	301220420S	200930147582	Design	May 19, 2010	10 years	Jul. 30, 2019
Dynamic Glucose Sensor Control Circuit	201001732	200720105556	Utility Model	Jan. 9, 2008	10 years	Jan. 15, 2015
Dynamic Glucose Sensing Monitoring Circuit	2822519	200520014176	Utility Model	Oct. 4, 2006	10 years	Aug. 18, 2015
Semi-Automatic Biological Molecular Crosslinking Control Machine	202794101	201220344814	Utility Model	Mar. 10, 2013	10 years	Jul. 16, 2014

Trademarks

As of the date of this proxy statement, San Meditech has six trademarks registered with the State Intellectual Property Office of the PRC. The following table provides the mark, registration number, issuance date, product/service type, validity term, and expiration date of each of San Meditech’s registered trademarks.

Mark	Registration Number	Issuance Date	Product/ Service type	Validity term	Expiration date
	4390312	Jun. 14, 2007	Medical Apparatus	10 years	Jun. 13, 2027
	4390311	Jun. 14, 2007	Medical Apparatus	10 years	Jun. 13, 2017
	4421377	Jul. 21, 2007	Medical Apparatus	10 years	Jul. 20, 2017
	4504652	Nov. 14, 2007	Medical Apparatus	10 years	Nov. 13, 2027
	4390313	Jun. 14, 2007	Medical Apparatus	10 years	Nov. 13, 2027

Copyright Registrations

As of the date of this proxy statement, San Meditech has registered copyright with the State Intellectual Property Office of the PRC for five computer software in connection with its products. The following table provides the software, registration number and issuance date of each of San Meditech’s copyright registrations.

Software	Registration Number	Issuance Date
Dynamic Glucose Sensor Data Analysis Software V1.0	2005SR10493	Jun.20, 2005
San Meditech USB 32 nA-level channel large scale test and control software V1.0	2013SR139064	Oct. 17, 2013
San Meditech USB 32 nA-level channel small scale test and control software V1.0	2013SR139204	Oct. 17, 2013
San Meditech USB 32 pA-level channel small scale test and control software V1.0	2013SR139215	Oct. 17, 2013
San Meditech glucose monitoring system software V2.0	2013SR139211	Oct. 17, 2013
San Meditech CGM User Software V3.0	2013SR139192	Oct. 17, 2013
Milklove (an artwork)	国作登字 -2013-F00107151	Apr. 7, 2013

Government Regulation

China’s Regulation of Medical Devices

Classification of Medical Devices

In China, medical devices are classified by the SFDA into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Classification of a medical device is important because the class to which a medical device is assigned determines, among other things, whether a company needs to obtain a permit and the level of regulatory authority involved in obtaining such permit. Classification of a device also determines the types of registration required and the level of regulatory authority involved in effecting the product registration.

 Class I devices require product certification and are those with low risk to the human body and are subject to “general controls.” Class I devices are regulated by the city level food and drug administration where the company is located. Class II devices are those with medium risk to the human body and are subject to “special controls.” Class II devices require product certification, usually through a quality system assessment, and are regulated by the provincial level food and drug administration where the company is located. Class III devices are those with high risk to the human body, such as life-sustaining, life-supporting or implantable devices. Class III devices also require product certification and are regulated by the SFDA under the strictest regulatory control.

 Our product, subcutaneous dynamic glucose detection system, is classified as Class III medical device.

Production permits for medical devices

A manufacturer must obtain a production permit from the provincial level food and drug administration before commencing the manufacture of Class II or Class III medical devices. A production permit, once obtained, is valid for five years and is renewable upon expiration. Our production permit for the manufacture of our subcutaneous dynamic glucose detection system will expire on January 1, 2019. To renew a production permit, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information six months before the expiration date of the permit. We do not believe it will be difficult for us to renew our production permit.

Registration Requirement

Before a medical device can be manufactured for commercial distribution, a company must affect medical device registration by proving the safety and effectiveness of the medical device to the satisfaction of respective levels of the food and drug administration. In order to conduct a clinical trial on a Class II or Class III medical device, the SFDA requires companies to apply for and obtain in advance a favorable inspection result for the device from an inspection center jointly recognized by the SFDA and the Administration of Quality Supervision, Inspection and Quarantine. The application to the inspection center must be supported by appropriate data, such as animal and laboratory testing results. If the inspection center approves the application for clinical trial, and the respective levels of the food and drug administration approve the institutions which will conduct the clinical trials, the company may begin the clinical trial. A registration application for a Class II or Class III device must provide required pre-clinical and clinical trial data and information about the device and its components regarding, among other things, device design, production and labeling. The provincial level food and drug administration, within 60 days of receiving an application for the registration of a Class II device, and the SFDA, within 90 days of receiving an application for the registration of a Class III device, will notify the applicant whether the application for registration is approved. If approved, a registration certificate will be issued within ten days of written approval. If the food and drug administration requires supplemental information, the approval process may take much longer. The registration is valid for four years.

 The SFDA may change its policies, adopt additional regulations, revise existing regulations or tighten enforcement, each of which could block or delay the approval process for a medical device.

The registration expiration date of our product subcutaneous dynamic glucose detection system is May 23, 2016. It is the obligation of that produce the product to seek registration and any renewals. We have applied for the renewal of the registration for our product and have received the notice of acceptance. We expected the renewed registration for our product would be received in August 2017. Otherwise, we will cease to sell such product.

Continuing SFDA Regulation

We are subject to continuing regulation by the SFDA. In the event of significant modification to an approved medical device, its labeling or its assembly process, a new premarket approval or premarket approval supplement may be required. Our product is subject to, among others, the following regulations:

•	SFDA’s quality system regulations which require companies to create, implement and follow certain design, testing, control, documentation and other quality assurance procedures;

•	medical device reporting regulations, which require that companies report to the SFDA certain types of adverse reaction and other events involving their products; and

•	SFDA’s general prohibition against promoting products for unapproved uses.

Class II and III devices may also be subject to special controls applicable to them, such as supply purchase information, performance standards, quality inspection procedures and product testing devices which may not be required for Class I devices. We believe we are in compliance with the applicable SFDA guidelines, but we could be required to change our compliance activities or be subject to other special controls if the SFDA changes or modifies its existing regulations or adopts new requirements.

  We are also subject to inspection and market surveillance by the SFDA to determine compliance with regulatory requirements. If the SFDA decides to enforce its regulations and rules, the agency can institute a wide variety of enforcement actions such as:

•	fines, injunctions and civil penalties;
•	recall or seizure of our products;

•	the imposition of operating restrictions, partial suspension or complete shutdown of assembly; and
•	criminal prosecution.

Other National and Provincial Level Laws and Regulations in China

Beyond those laws and regulations we consider material to our business, we are subject to evolving regulations under many other laws and regulations administered by governmental authorities at the national, provincial and city levels, some of which are, or may be, applicable to our business. Our hospital customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

  Laws regulating the conduct of business in our industry cover a broad array of subjects. We must comply with numerous additional state and local laws relating to matters such as safe working conditions, environmental protection and fire hazard control, which affect all companies doing business in China. We believe we are currently in compliance with these laws and regulations in all material respects. We may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on our business, financial condition and results of operations.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of medical device businesses in the PRC is the 2015 Foreign Investment Industrial Guidance Catalogue (the “Catalogue”). The Catalogue classifies the various industries into four categories: encouraged, permitted, restricted and prohibited. We received new high-tech enterprise certificate on October 27, 2014. As confirmed by the government authorities, new high-tech is engaged in an encouraged industry. Such a designation offers businesses distinct advantages. For example, businesses engaged in encouraged industries:

•	are not subject to restrictions on foreign investment, and, as such, foreign can own a majority in Sino-foreign joint ventures or establish wholly-owned foreign enterprises in the PRC;
•	provided such company has total investment of less than $100 million, the company is subject to regional (not central) government examination and approval which are generally more efficient and less time-consuming; and
•	may import certain equipment while enjoying a tariff and import-stage value-added tax exemption.

The National Development and Reform Commission and the Ministry of Commerce periodically jointly revise the Foreign Investment Industrial Guidance Catalogue. As such, there is a possibility that our company’s business may fall outside the scope of the definition of an encouraged industry in the future. Should this occur, we would no longer benefit from such designation.

Regulation of Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Regulation of Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

  Under these regulations, foreign investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Trademark Rights

The PRC Trademark Law, adopted in 1982 and revised in 2013, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The State Intellectual Property Office of the PRC (“SIPO”), handles trademark registrations and grants trademark registrations for a term of ten years.

Patent Rights

The PRC Patent Law, adopted in 1984 and revised in 2008, with its implementation rules adopted in 2001 and revised in 2010, protects registered patents. The SIPO, handles patents registrations and grants patents registrations for a term of twenty years of invention patents rights and ten years of utility model or design patent rights.

We have relied upon the advice of experts in the development and commercialization of our products. Since 2014, we have used experts in various disciplines on a consulting basis as needed to solve problems or accelerate development pathways. We may continue to engage advisors from the academic, consultancy, senior manager at the hospital or other areas to assist us as necessary.

Legal Proceedings

In August and October 2015, Huzhou Zetong Investment Management Limited Partnership (“Huzhou Zetong”) entrusted China Industrial Bank Huzhou Branch to loan an aggregate of RMB 30,000,000 to San Meditech; in return AADRF made a 50% pledge of San Meditech’s equity securities to Huzhou Zetong as a guarantee of repayment.  On August 24, 2016, Huzhou Zetong made two arbitration applications to Huzhou Arbitration Committee (the “Committee”) to require repayment of the loans with interest as well as costs incurred in connection with the collection of the loans from AADRF, which were approved by the Committee. AADRF entered into an oral settlement with Huzhou Zetong, according to which it would pay back RMB 17,227,253 before March 31, 2017 and RMB15,000,000 with an interest rate of 24% before April 30, 2017 to Huzhou Zetong. A third party made the payment of $2,850,000 on March 31, 2017 to Huzhou Zetong which was confirmed by the Huzhou Intermediate People's Court in order to avoid Huzhou Zetong foreclosing on the 25% equity of San Meditech pledged by AADRF. AADRF has not yet paid the balance of the loan with agreed interest to Huzhou Zetong, and the Company and Huzhou Zetong are negotiating to extend the payment period. AADRF currently has an oral agreement with Huzhou Zetong that the repayment of loan principal RMB 15,000,000 would be made in August 2017 and the agreed interest would be paid over an extended period.

Employees

As of December 31, 2016, we had 99 full-time employees. Approximately 29 full-time employees are engaged in research and development, clinical, regulatory and quality assurance, 46 in manufacturing and 24 in selling, general and administrative functions. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider our employee relations to be good.

EXECUTIVE AND DIRECTOR COMPENSATION OF SAN MEDITECH

Summary of Cash and Certain Other Compensation

The following table provides information regarding the compensation awarded to, or earned by, San Meditech’s named executive officers for the fiscal year ended December 31, 2016 and the fiscal year ended December 31, 2015.

Summary Compensation Table

Name and principal position	Fiscal year	Salary ($)	Total ($)
Gang Hao	2016	$220,000	$220,000
Minfang Zhou	2016	$13,900	$13,900
Hongguang Liu	2016	N.A.	N.A.
Gang Hao	2015	$60,000	$60,000
Minfang Zhou	2015	$41,600	$41,600
Hongguang Liu	2015	N.A.	N.A.

Employment Agreements and Other Arrangements with Named Executive Officers

See “Management After the Acquisition—Executive Compensation—Employment Agreements.”

AADRF’S MANAGEMENT DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the accompanying financial statements and related notes included elsewhere in this proxy statement. The following discussion contains forward-looking statements that reflect AADRF’s future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside AADRF’s control. AADRF’s actual results could differ materially from those discussed in these forward-looking statements. Please read “Risk Factors” and “Forward-Looking Statements.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Overview

America-Asia Diabetes Research Foundation (“AADRF”) was incorporated on May 28, 2009, in the State of California. AADRF owns 90.27% of equity interest of San Meditech (Huzhou) Co., Ltd., a limited liability company based in the People’s Republic of China (“San Meditech”). San Meditech owns 100% of the outstanding equity interest of Beijing San Meditech Technology Co., Ltd., a limited liability company formed under the laws of the PRC, and San Meditech (Irvine) Co., a company incorporated under the laws of State of California, USA. AADRF, together with its 90.27% directly owned and indirectly owned subsidiaries, is referred to as “San Meditech” or “we”.

San Meditech engages in researching, developing, manufacturing and marketing glucose control products such as real- time display products, glucose networking central monitoring products, high-sensitivity sensors, real-time continuous glucose monitoring (“CGM”) products, retrospective CGM products, CGM applications, central workstations, cloud treatment products and software technical support consulting services. San Meditech generates revenue primarily from CGM product sales in the PRC market.

Key Factors that Affect Operating Results

Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. According to the PRC National Bureau of Statistics, the annual rate of growth in the PRC declined from 7.7% in 2013 to 7.4% in 2014, 6.9% in 2015 and 6.7% in 2016. A further slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for the Company’s CGM products and may have a materially adverse effect on its business.

Most of San Meditech’s operating subsidiaries are incorporated, and its operations and assets are primarily located, in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s economic and regulation conditions in the following factors: (a) an economic downturn in China or any regional market in China; (b) economic policies and initiatives undertaken by the Chinese government; (c) changes in the Chinese or regional business or regulatory environment affecting our customers; (d) Changes in the Chinese government policy on medical device products and licenses; (e) development of the distribution channels of our products; and (f) development and training of our distributors sales agents to promote our products. Unfavorable changes could affect demand for products that we sell and for services that we provide and could materially and adversely affect the results of operations.

Results of Operations

Years Ended December 31, 2016 vs. December 31, 2015

	For the Years ended December 31,
				Percentage
	2016	2015	Change	Change
Product	$1,757,849	$1,417,504	$340,345	24.0%
Service	937,661	-	937,661	100.0%
Service – related party	1,407,201	-	1,407,201	100.0%
Total revenues	4,102,711	1,417,504	2,685,207	189.4%
Cost of product	527,278	854,550	(327,272)	(38.3)%
Cost of service	247,870	-	247,870	100.0%
Cost of service – related party	389,933	-	389,933	100.0%
Total cost of revenues	1,165,081	854,550	310,531	36.3%
Gross profit	2,937,630	562,954	2,374,676	421.8%
Selling, general and administrative expenses	6,591,907	2,632,625	3,959,282	150.4%
Research and development	1,057,640	2,966,075	(1,908,435)	(64.3)%
Total operating expenses	7,649,547	5,598,700	2,050,847	36.6%
Loss from operations	(4,711,917)	(5,035,746)	(323,829)	(6.4)%
Other expense, net	(743,806)	(514,966)	228,840	44.4%
Provision for income taxes	-	-	-	-%
Loss before noncontrolling interest /Net loss	(5,455,723)	(5,550,712)	(94,989)	(1.7)%
Less: Net loss attributable to noncontrolling interest	(141,562)	(513,850)	(372,288)	(72.5)%
Net loss attributable to America-Asia Diabetes Research Foundation	$(5,314,161)	$(5,036,862)	$277,299	5.5%

Revenues

San Meditech’s revenues consists of CGM systems sales revenue and related technical support service revenues. Total revenue increased by approximately $2.7 million, or approximately 189.4%, to approximately $4.1 million for the year ended December 31, 2016, compared to approximately $1.4 million for the year ended December 31, 2015. The increase was primarily attributable to the increase of our service revenues as we have started to provide technical support services to our distributors who promoted and sold our products as well as the increased effort of our marketing team for promoting our CGM systems and to increases our distribution channels.

Product revenues from third parties increased by approximately $0.3 million, or approximately 24.0%, to approximately $1.8 million for the year ended December 31, 2016, compared to approximately $1.4 million for the year ended December 31, 2015. The increase was primarily attributable to the increased effort of our marketing team for promoting our CGM systems and to increases our distribution channels.

Service revenues from third parties increased by approximately $0.9 million, or approximately 100.0%, to approximately $0.9 million for the year ended December 31, 2016, compared to $0 for the year ended December 31, 2015. The increase was primarily attributable to the increase of our service revenues as we have started to provide technical support services to our distributors who promoted and sold our products in 2016.

Service revenues from related party consists of sales to Irvine Medical Technology (Huzhou) Co. Ltd., which is one of our subsidiary board member who hold an executive director position in this entity. Revenue from related party increased by approximately $1.4 million, or 100.0%, to approximately $1.4 million for the year ended December 31, 2016, compared to $0 for the year ended December 31, 2015. The increase was primarily attributable to the increase of our service revenues as we have started to provide technical support services to our distributors who promoted and sold our products in 2016.

Cost of Revenues

San Meditech’s cost of revenues consists of cost of CGM systems parts, labor and manufacturing overhead costs. Total cost of revenues increased by approximately $0.3 million, or approximately 36.3% to approximately $1.2 million for the year ended December 31, 2016, compared to approximately $0.9 million for the year ended December 31, 2015. The increase was mainly caused by the increased of labor cost for providing our additional software technical support consulting services which began in 2016 offset by the decrease of manufacturing overhead costs.

Cost of product revenues from non-related parties decreased by approximately $0.3 million, or approximately 38.3% to approximately $0.5 million for the year ended December 31, 2016, compared to approximately $0.9 million for the year ended December 31, 2015. The decrease was mainly caused by the decreased of our manufacturing overhead costs of our production line for the year ended December 31, 2016 as compared to the same period in 2015. We established a new production line in late 2014 and started our new CGM systems production line in 2015 when we moved into our new manufacturing building in late 2014. As a result, we have incurred more per unit manufacturing overhead costs such as manufacturing supplies and testing materials in 2015 when the new production line were established. In 2016, we required less manufacturing overhead costs as the quality of our products were in more steady condition which lead to the reduction of cost of product revenue in 2016.

Cost of service revenues from third parties increased by approximately $0.2 million, or approximately 100.0% to approximately $0.2 million for the year ended December 31, 2016, compared to $0 for the year ended December 31, 2015. The increase was mainly caused by the increased of labor cost for providing our additional software technical support consulting services which began in 2016.

Cost of service revenues from related party increased by approximately $0.4 million, or approximately 100.0% to approximately $0.4 million for the year ended December 31, 2016, compared to $0 for the year ended December 31, 2015. The increase was mainly caused by the increased of labor cost for providing our additional software technical support consulting services which began in 2016.

Gross Profit

San Meditech’s gross profit increased by approximately $2.4 million, or 421.8%, to approximately $2.9 million during the year ended December 31, 2016, from approximately $0.6 million for the year ended December 31, 2015. For the years ended December 31, 2016 and 2015, San Meditech’s gross margin percentage was approximately 71.6% and 39.7%, respectively. The increase in gross margin percentage was primarily due to the increase sales of our services revenues which only require labor cost with higher gross margin and the decease of manufacturing per unit cost in 2016 as compared to the same period in 2015 as discussed above.

Operating Expenses

San Meditech’s operating expenses consist of selling, general and administrative expenses and research and development expenses. Operating expenses increased by approximately $2.1 million, or 36.6%, from approximately $5.6 million for the year ended December 31, 2015 as compared to $7.6 million for the year ended December 31, 2016. The increase in operating expenses was primarily due to the increase of stock based compensation marketing expenses of $1.6 million in relation to our stock issuance in March 2017 for promoting our products, the increase of $1.6 million for stock based compensation consulting expense in relation to our stock issuance in March 2017 for assistance of our Company to perform reverse acquisition service with a publicly listed Company in the U. S., the increase of professional expenses, such as attorney fees, audit fee and consulting fee of $0.7 million in relation to the assistance of the reverse acquisition services. The increase in operating expenses was offset by the decrease in research and marketing expenses of approximately $1.9 million mainly due to our allocation of our technical support team to provide software technical support consulting services which began in 2016.

Loss from Operations

As a result of the foregoing, loss from operations for the year ended December 31, 2016 was approximately $4.7 million, a decrease of approximately $0.3 million, or approximately 6.4%, from approximately $5.0 million for the year ended December 31, 2015. As a percentage of total revenues, loss from operations decreased to approximately 114.8% during the year ended December 31, 2016 from approximately 355.3% during the year ended December 31, 2015.

Other Expense, Net

San Meditech’s other expense, net, consists of interest income, interest expense, other finance expense and other income (expense), net. San Meditech’s other expense was approximately $0.7 million during the year ended December 31, 2016, an increase of approximately $0.2 million, or approximately 44.4%, as compared to approximately $0.5 million during the year ended December 31, 2015.

Net Loss

As a result of the foregoing, net loss decreased by approximately $95,000, or 1.7%, to approximately $5.5 million for the year ended December 31, 2016, from approximately $5.6 million for the year ended December 31, 2015.

Three Months Ended March 31, 2017 vs. March 31, 2016

	For the Three Months ended March 31,
				Percentage
	2017	2016	Change	Change
Product	$596	$304,472	$(303,876)	(99.8)%
Service	1,301	-	1,301	100.0%
Service – related party	51,359	-	51,359	100.0%
Total revenues	53,256	304,472	(251,216)	(82.5)%
Cost of product	11,974	57,069	(45,095)	(79.0)%
Cost of service	2,123	-	2,123	100.0%
Cost of services – related party	83,799	-	83,799	100.0%
Total cost of revenues	97,896	57,069	40,827	71.5%
Gross profit (loss)	(44,640)	247,403	(292,043)	(118.0)%
Selling, general and administrative expenses	1,151,068	1,289,158	(138,090)	(10.7)%
Research and development	167,465	703,873	(536,408)	(76.2)%
Total operating expenses	1,318,533	1,993,031	(674,498)	(33.8)%
Loss from operations	(1,363,173)	(1,745,628)	(382,455)	(21.9)%
Other expense, net	(482,711)	(295,728)	186,983	63.2%
Provision for income taxes	-	-	-	-%
Loss before noncontrolling interest /Net loss	(1,845,884)	(2,041,356)	(195,472)	(9.6)%
Less: Net loss attributable to noncontrolling interest	(87,929)	(133,420)	(45,491)	(34.1)%
Net loss attributable to America-Asia Diabetes Research Foundation	$(1,757,955)	$(1,907,936)	$(149,981)	(7.9)%

Revenues

San Meditech’s revenues consists of CGM systems sales revenue and related technical support service revenues. Total revenue decreased by approximately $0.3 million, or approximately 82.5%, to approximately $53,000 for the three months ended March 31, 2017, compared to approximately $0.3 million for the three months ended March 31, 2016. The decrease was primarily attributable to our CGM products sales licenses expired during the three months ended March 31, 2017 and the renewal process got delayed and our strategy is to wait until the approval of the CGM renewal sales licenses before we will continue to manufacture and sell.

Product revenues from third parties decreased by approximately $0.3 million, or approximately 99.8%, to approximately $600 for the three months ended March 31, 2017, compared to approximately $0.3 million for the three months ended March 31, 2016. The decrease was mainly caused by the decreased of CGM system sales as we are waiting for the approval of the CGM renewal sales license to manufacture and sell.

Service revenues from third parties increased by approximately $1,000, or approximately 100.0%, to approximately $1,000 for the three months ended March 31, 2017, compared to $0 for the three months ended March 31, 2016. The increase was primarily attributable to the increase of our service revenues as we have started to provide technical support services to our distributors who promoted and sold our products in the second quarter of 2016 and the first quarter of 2016 have no such service revenues.

Service revenues from related party consists of sales to Irvine Medical Technology (Huzhou) Co. Ltd., which is one of our subsidiary board member who hold an executive director position in this entity. Revenue from related party increased by approximately $51,000, or 100.0%, to approximately $51,000 for the three months ended March 31, 2017, compared to $0 for the three months ended March 31, 2016. The increase was primarily attributable to the increase of our service revenues as we have started to provide technical support services to our distributors who promoted and sold our products in the second quarter of 2016 and the first quarter of 2016 have no such service revenues.

Cost of Revenues

San Meditech’s cost of revenues consists of cost of CGM systems parts, labor and manufacturing overhead costs. Total cost of revenues increased by approximately $41,000, or approximately 71.5% to approximately $98,000 for the three months ended March 31, 2017, compared to approximately $57,000 for the three months ended March 31, 2016. The increase was mainly caused by the increased of labor cost for providing our additional software technical support consulting services which began in the second quarter of 2016 offset by the decrease of cost of product revenues.

Cost of product revenues from non-related parties decreased by approximately $45,000, or approximately 79.0% to approximately $12,000 for the three months ended March 31, 2017, compared to approximately $57,000 for the three months ended March 31, 2016. The decrease was mainly caused by the decreased of CGM system sales as we are waiting for the approval of the CGM renewal sales licenses to manufacture and sell.

Cost of service revenues from third parties increased by approximately $2,000, or approximately 100.0% to approximately $2,000 for the three months ended March 31, 2017, compared to $0 for the three months ended March 31, 2016. The increase was mainly caused by the increased of labor cost for providing our additional software technical support consulting services which began in the second quarter of 2016.

Cost of service revenues from related party increased by approximately $84,000, or approximately 100.0% to approximately $84,000 for the three months ended March 31, 2017, compared to $0 for the three months ended March 31, 2016. The increase was mainly caused by the increased of labor cost for providing our additional software technical support consulting services which began in the second quarter of 2016.

Gross Profit (Loss)

San Meditech’s gross profit decreased by approximately $0.3 million, or 118.0%, to approximately $45,000 gross loss during the three months ended March 31, 2017, from approximately $0.2 million of gross profit for the three months ended March 31, 2016. For the three months ended March 31, 2017 and 2016, San Meditech’s gross (loss) margin percentage was approximately (83.8%) and 81.3%, respectively. The decrease in gross margin percentage was primarily due to the labor cost for providing our additional software technical support consulting services are higher than the services revenues that we have earned.

Operating Expenses

San Meditech’s operating expenses consist of selling, general and administrative expenses and research and development expenses. Operating expenses decreased by approximately $0.7 million, or 33.8%, from approximately $2.0 million for the three months ended March 31, 2016 as compared to $1.3 million for the three months ended March 31, 2017. The decrease in operating expenses was primarily due to the decrease of stock based compensation marketing expenses of $0.4 million in relation to our stock issuance in March 2017 for promoting our products that were accrued in the three months ended March 31, 2016, offset by the increase of $0.2 million for stock based compensation consulting expense in relation to our stock issuance in March 2017 for assistance of our Company to perform reverse acquisition service with a publicly listed Company in the U. S., the increase of professional expenses, such as attorney fees, audit fee and consulting fee of $0.5 million in relation to the assistance of the reverse acquisition services. The decrease in operating expenses also attributable to the decrease in research and marketing expenses of approximately $0.5 million mainly due to our allocation of our technical support team to provide software technical support consulting services which began in the second quarter of 2016.

Loss from Operations

As a result of the foregoing, loss from operations for the three months ended March 31, 2017 was approximately $1.4 million, a decrease of approximately $0.4 million, or approximately 21.9%, from approximately $1.7 million for the three months ended March 31, 2016. As a percentage of total revenues, loss from operations decreased to approximately 2,559.7% during the three months ended March 31, 2017 from approximately 573.3% during the three months ended March 31, 2016.

Other Expense, Net

San Meditech’s other expense, net, consists of interest income, interest expense, other finance expense and other income (expense), net. San Meditech’s other expense was approximately $0.5 million during the three months ended March 31, 2017, an increase of approximately $0.2 million, or approximately 63.2%, as compared to approximately $0.3 million during the three months ended March 31, 2016.

Net Loss

As a result of the foregoing, net loss decreased by approximately $0.2 million, or 9.6%, to approximately $1.8 million for the three months ended March 31, 2017, from approximately $2.0 million for the three months ended March 31, 2016.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management's difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management's current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Liquidity and going concern.

San Meditech’s accounts have been prepared assuming that San Meditech will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. San Meditech’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of San Meditech and repayment of the short-term debt facilities as and when they fall due.

In assessing San Meditech’s liquidity and its ability to continue as a going concern, San Meditech monitors and analyzes its cash on-hand and its operating expenditure commitments. San Meditech’s liquidity needs are to meet its working capital requirements and operating expenses obligations.

In August and October 2015, Huzhou Zetong Investment Management Limited Partnership (“Huzhou Zetong”) entrusted China Industrial Bank Huzhou Branch to loan an aggregate of RMB 30,000,000 to San Meditech; in return AADRF made a 50% pledge of San Meditech’s equity securities to Huzhou Zetong as a guarantee of repayment.  On August 24, 2016, Huzhou Zetong made two arbitration applications to Huzhou Arbitration Committee (the “Committee”) to require repayment of the loans with interest as well as costs incurred in connection with the collection of the loans from AADRF, which were approved by the Committee. AADRF entered into an oral settlement with Huzhou Zetong, according to which it would pay back RMB 17,227,253 before March 31, 2017 and RMB15,000,000 with an interest rate of 24% before April 30, 2017 to Huzhou Zetong. A third party made the payment of $2,850,000 on March 31, 2017 to Huzhou Zetong which was confirmed by the Huzhou Intermediate People's Court in order to avoid Huzhou Zetong foreclosing on the 25% equity of San Meditech pledged by AADRF. AADRF has not yet paid the balance of the loan with agreed interest to Huzhou Zetong, and the Company and Huzhou Zetong are negotiating to extend the payment period. AADRF currently has an oral agreement with Huzhou Zetong that the repayment of loan principal RMB 15,000,000 would be made in August 2017 and the agreed interest would be paid over an extended period.

In March 2017, San Meditech completed a series of equity financing through the issuance of 4,425 shares of San Meditech’s common stock for $6,000,000. In January and February 2017, San Meditech converted approximately $19.3 million investment payable into 8,103 shares of San Meditech’s common stock. As a result, San Meditech’s shareholders’ equity was approximately $7.9 million as of March 31, 2017 as compared to San Meditech’s shareholders’ deficit was approximately $22.7 million as of December 31, 2016. San Meditech’s negative working capital was approximately $1.7 million as of March 31, 2017 and its cash on hand balance was approximately $2.1 million as of March 31, 2017 with $750,000 stock subscription receivable received subsequent to March 31, 2017.

San Meditech’s ability to repay its current obligations will depend on the future operating revenues generated from its products or services and the private placement on capital fund raising. San Meditech has completed a series of equity financing and debt conversion as mentioned above to remediate its liquidity issue. San Meditech is intended to continue raise fund through a private placement to remediate its deficiency in its liquidity issue. However, there can be no certainty that these additional financings will be available on acceptable terms, or at all and that future operating revenues will generate enough cash or generate sufficient cash prior to San Meditech utilizing its cash on hand which would likely have a material adverse effect on San Meditech’s business. If management is unable to execute this plan, there would be likely be a material adverse effect on San Meditech’s business. All of these factors raise substantial doubt about the ability of San Meditech to continue as a going concern. The consolidated financial statements for the period ended March 31, 2017 and for the years ended December 31, 2016 and 2015 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of San Meditech to continue as a going concern.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in San Meditech’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets and intangible assets, collectability of receivables, inventory allowance, realization of deferred tax assets and stock compensation expenses. Actual results could differ from these estimates.

Accounts receivable

Accounts receivable include trade accounts due from customers. An allowance for doubtful accounts is established and recorded based on managements’ assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Intangible assets

Intangible assets consist of patents, software and copyright. Research and development costs associated with internally developed patents are expensed when incurred. Internally developed patents are initially recorded at patent application cost. Patents acquired through capital injection at the date of San Meditech’s formation are carried at fair value. The patents have finite useful lives and are amortized using a straight-line method that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The original estimated useful life for intangible assets is 3 to 10 years. San Meditech also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including plant, equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. San Meditech assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, San Meditech would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2016 and 2015 and March 31, 2017, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by San Meditech. San Meditech considers the carrying amount of cash, accounts receivable, other receivables, accounts payable and accrued liabilities, short term loans and notes payable based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Revenue recognition

Revenue from product sales is recognized at the date of goods delivered and title passed to customers when a formal arrangement exists, the price is fixed or determinable, San Meditech has no other significant obligations and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits.

All of San Meditech’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by the VAT paid by San Meditech on raw materials and other materials included in the cost of producing their finished product.

Revenue from the rendering of technical support and consulting services is recognized over the service period on a straight-line basis.

Research and development

Research and development costs are expensed as incurred. The cost of materials and equipment acquired or constructed for research and development activities, and have alternative future uses, either in research and development, marketing, or sales, are capitalized as property and equipment, and depreciated over their estimated useful lives.

Recently Issue Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014- 09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for San Meditech’s fiscal year beginning January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. Preliminarily, San Meditech plans to adopt Topic 606 in the first quarter of its fiscal 2018 using the retrospective transition method, and is continuing to evaluate the impact of its pending adoption of Topic 606 will have on its consolidated financial statements. San Meditech’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09. Potential adjustments to input measures are not expected to be pervasive to the majority of San Meditech’s contracts. While no significant impact is expected upon adoption of the new guidance, San Meditech will not be able to make that determination until the time of adoption based upon outstanding contracts at that time.

In April 2015, the FASB issued authoritative guidance on accounting for Interest-Imputation of Interest (Subtopic 835-30); Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). This update requires that debt issuance cost related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts, without changing existing recognition and measurement guidance for debt issuance costs. The new guidance is required to be applied on a retrospective basis and to be accounted for as a change in an accounting principle. The amendments in this update are effective for consolidated financial statements issued for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years and early adoption of the amendments in this update is permitted. The adoption of this ASU did not have a material effect on San Meditech’s consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, an amendment to Topic 330 for simplifying the measurement of inventory. The update requires that inventory be measured at the lower of cost and net realizable value where net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendment is intended to provide clarification on the measurement and disclosure of inventory in Topic 330 and not intended for those clarifications to result in any changes in practice. The ASU is effective for interim and annual periods beginning after December 15, 2016. Early application is permitted for all entities and should be applied prospectively. The adoption of this ASU did not have a material effect on San Meditech’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes. The update requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The update applies to all entities that present a classified statement of financial position. For public business entities, the ASU is effective for consolidated financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. San Meditech has elected to early adopt the ASU, and its effects are reflected in San Meditech’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The update requires equity investments (except those accounted for under the equity method or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. It eliminated the requirement for public entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. For public entities, the ASU is effective for the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this ASU did not have a material effect on San Meditech’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Amendments to the ASC 842 Leases. This update requires the lessee to recognize the assets and liability (the lease liability) arising from operating leases on the balance sheet for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Within twelve months or less lease term, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. If a lessee makes this election, it should recognize lease expense on a straight-line basis over the lease term. In transition, this update will be effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the effect, if any, on San Meditech’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07 Investments-Equity and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The objective is to simplify investor’s accounting for equity method investments as a result of an increase in ownership level or degree of influence over the investee from prior period and requires prospective application of equity method accounting from the date when an equity investment qualifies for equity method of accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The adoption of this ASU did not have a material effect on San Meditech’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The objective is to identity, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintain or improving the usefulness of the information provided to users of financial statements. The areas for simplification include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas apply only to nonpublic entities. For public business entities, the ASU is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The adoption of this ASU did not have a material effect on San Meditech’s consolidated financial statements.

In August 2016, the FASB has issued Accounting Standards Update (ASU) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The adoption of this ASU did not have a material effect on San Meditech’s consolidated financial statements.

In October 2016, the FASB has issued Accounting Standards Update (ASU) No. 2016-17, Consolidation (Topic 810): Interests held through related parties that are under common control. The amendments in this ASU require that the reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include all of its direct variable interests in a VIE and, on a proportionate basis, its indirect variable interests in a VIE held through related parties, including related parties that are under common control with the reporting entity. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The adoption of this ASU did not have a material effect on San Meditech’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the definition of a business. The amendments in this ASU is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Management does not believe the adoption of this ASU would have a material effect on San Meditech’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. For all entities, this ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The adoption of this ASU did not have a material effect on San Meditech’s consolidated financial statements.

San Meditech does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect would have a material effect on the consolidated financial position, statements of operations and cash flows.

Liquidity and Capital Resources

San Meditech has funded working capital and other capital requirements primarily by cash flow from operations, equity financing and short term bank and third party loans. Cash is required to repay debts and pay salaries, office expenses, and other operating expenses.

San Meditech’s management believes that current levels of cash and cash flows from operations will be sufficient to meet its anticipated cash needs for at least the next 12 months. However, it may need additional cash resources in the future if it experiences changed business conditions or other developments, and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed San Meditech’s amounts of cash and cash equivalents on hand, San Meditech may seek to issue debt or equity securities or obtain a credit facility.

Years Ended December 31, 2016 vs. December 31, 2015

The following summarizes the key components of San Meditech’s cash flows for the years ended December 31, 2016 and 2015.

	For the Years Ended December 31,
	2016	2015
Net cash used in operating activities	$(2,764,550)	$(3,408,699)
Net cash provided by (used in) investing activities	307,235	(500,433)
Net cash provided by financing activities	53,105	5,621,000
Effect of exchange rate change on cash	(62,758)	(121,801)
Net increase/(decrease) in cash and cash equivalents	$(2,466,968)	$1,590,067

As of December 31, 2016 and 2015, cash in the amount of approximately $0.3 million and $2.8 million, respectively, were all held by San Meditech’s subsidiaries in the PRC or U.S.

Operating activities

Net cash used in operating activities was approximately $2.8 million for the year ended December 31, 2016, as compared to approximately $3.4 million net cash used in operating activities for the same period in 2015. Cash used in operating activities for the year ended December 31, 2016 was mainly due to net loss of approximately $5.5 million and the decrease in customer deposits of approximately $1.5 million after we fulfilled our product revenues order from the customer deposited incurred prior to December 31, 2015. The net cash used in operating activities was mainly offset by the increase of non-cash operating activities of $0.2 million and the increase of other payables and accrued liabilities resulted from unpaid marketing expenses of approximately $1.6 million, approximately $1.6 million consulting expenses and approximately $1.1 million of other operating expenses. Cash used in operating activities for the year ended December 31, 2015 was mainly due to net loss of approximately $5.6 million offset by the increase of other payables from our related party of approximately $0.4 million resulted from the decrease in inventories of approximately $0.2 million, the research and development services that we incurred, the increase of customer deposit of approximately $0.9 million that we obtained some product revenues order to complete our sales transactions in 2016, and the non-cash provided by operating activities of $0.1 million .

Investing activities

Net cash provided by investing activities was approximately $0.3 million for the year ended December 31, 2016, as compared to approximately $0.5 million net cash used in investing activities for the same period in 2015. Cash provided by investing activities for the year ended December 31, 2016 was mainly due to approximately $0.3 million repayment from our related party. Cash used in investing activities for the year ended December 31, 2015 was mainly due to payment on a short-term investment of approximately $53,000, loan to our related party of approximately $0.1 million and purchase of property and equipment of approximately $0.3 million.

Financing activities

Net cash provided by financing activities was approximately $53,000 for the year ended December 31, 2016, as compared to approximately $5.6 million net cash provided by financing activities for the same period in 2015. Cash provided by financing activities for the year ended December 31, 2016 was mainly due to loan form a related party of approximately $0.2 million offset by the payment of short-term bank loan of approximately $151,000. Cash provided by financing activities for the year ended December 31, 2015 was mainly due to borrowing of approximately $5.6 million from short-term bank and third party loan.

Three Months Ended March 31, 2017 vs. March 31, 2016

The following summarizes the key components of AADRF’s cash flows for the three months ended March 31, 2017 and 2016.

	For the Three Months Ended March 31,
	2017	2016
Net cash used in operating activities	$(1,291,897)	$(1,278,284)
Net cash used in investing activities	-	(269,374)
Net cash provided by financing activities	3,070,918	-
Effect of exchange rate change on cash	(15,946)	(6,630)
Net increase/(decrease) in cash and cash equivalents	$1,763,075	$(1,554,288)

As of March 31, 2017 and December 31, 2016, cash in the amount of $2,088,481 and $325,406, respectively, were all held by AADRF’s subsidiaries in the PRC and U.S.

Operating activities

Net cash used in operating activities was approximately $1.3 million for the three months ended March 31, 2017, as compared to approximately $1.3 million net cash used in operating activities for the same period in 2016. Cash used in operating activities for the three months ended March 31, 2017 was mainly due to net loss of approximately $1.8 million and reduction of other payables and accrued labilities of approximately $0.5 million offset by the non-cash provided by operating activities of $0.6 million. Cash used in operating activities for the three months ended March 31, 2016 was mainly due to net loss of approximately $2.0 million offset by the increase of other payable and accrued liabilities of $0.8 million resulted from unpaid marketing expenses of approximately $0.4 million, approximately $0.2 million consulting expenses and approximately $0.2 million of other operating expenses.

Investing activities

We did not incurred any investing activities for the three months ended March 31, 2017, as compared to approximately $0.3 million net cash used in investing activities for the three months ended March 31, 2016. Cash used in investing activities for the three months ended March 31, 2016 was mainly due to loan to our related party of approximately $0.3 million.

Financing activities

Net cash provided by financing activities was approximately $3.0 million for the three months ended March 31, 2017 and we did not incurred any financing activates for the three months ended March 31, 2016. Cash provided by financing activities for the three months ended March 31, 2017 was mainly due to cash proceeds from issuance of our common stock for approximately $5.2 million offset by repayment of short term third party loan of approximately $2.2 million.

Commitments and Contingencies

In the normal course of business, San Meditech is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450 Sub topic 20, “Loss Contingencies”, San Meditech records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Operating Lease

San Meditech and its subsidiaries lease their principal offices under lease agreements that qualify as operating leases. Payments made under operating leases are charged to the consolidated statements of income and comprehensive income on a straight line basis over the lease periods.

The following table summarizes our contractual obligations as of March 31, 2017:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	More than 3 years
Short term loan-bank	$435,252	$435,252	$-	$-
Short term loan-other	2,176,240	2,176,240	-	$-
Operating lease obligations	267,529	145,638	121,891	-
Total	$2,879,021	$2,757,130	$121,891	$-

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures about Market Risks

Credit Risk

Credit risk is one of the most significant risks for San Meditech’s business.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. San Meditech manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. To minimize credit risk, San Meditech normally require prepayment from the customers prior to any product shipments. San Meditech identifies credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management.

In measuring the credit risk of our sales to our customers, San Meditech mainly reflects the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual customers, San Meditech uses standard approval procedures to manage credit risk for receivables.

Liquidity Risk

San Meditech is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, San Meditech will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

Inflation Risk

San Meditech is also exposed to inflation risk Inflationary factors, such as increases in raw material and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the selling prices of our products do not increase with such increased costs.

Foreign Currency Risk

A majority of San Meditech’s operating activities and a significant portion of San Meditech’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

MANAGEMENT AFTER THE ACQUISITION

Management and Board of Directors

The following persons are expected to serve as our executive officers and directors following the Acquisition.

Name	Age	Position
Howard Gang Hao	51	Chief Executive Officer and Director
Hongguang Liu	50	Chief Strategy Officer and Director
Minfang Zhou	69	Chief Financial Officer
Song Guo	50	Director
Yipeng Wang	61	Director
Xiaoyang Li	35	Director

Information about Directors Expected to be Appointed to the Board Upon the Closing of the Acquisition

Upon or before the closing of the Acquisition, we anticipate decreasing the size of our board of directors from six to five directors. All incumbent directors of Ossen have informed us that they will resign from our board of directors upon closing of the Acquisition. Our board of directors intends to fill the vacancies left by these directors with five persons, namely Messrs. Howard Gang Hao, Hongguang Liu, Song Guo, Yipeng Wang and Xiaoyang Li. Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

Howard Gang Hao

Howard Gang Hao is the founder and CEO of San Meditech and has been with San Meditech in 2003. He founded San Meditech while studying at Whittier Law School. While with San Meditech, he built an R&D team which has been focusing on the development of the glucose sensor technology as the core of continuous glucose monitoring system products. Mr. Hao holds a Bachelor of Law degree from Jiling University in Changchun, China and a Master of Laws Degree from Whittier Law School and an Executive MBA degree from Cheung Kong Graduate School of Business.

Hongguang Liu

Mr. Hongguang Liu will serve as Chief Strategy Officer of and a director of the Company upon consummation of the Acquisition. Mr. Liu has been acting as Chief Executive Officer of Zhongrong International Trust Co., Ltd. since August 2012. He previously served as Executive Director and General Manager at Yuanzhong Leasing Co., Ltd. from March 2010 to July 2012. Prior to that, Mr. Liu acted as Executive Director at Alantum Advanced Technology Materials (Dalian) Co., Ltd. from December 2009 to August 2011. In addition to his executive experience, Mr. Liu has served as an independent director at other public companies. He is currently an independent director of Zhejiang Aokang Shoes Company Limited, a company listed on the Shanghai Stock Exchange. He also served as an independent director at Northeast Electric Development Company Limited, a company listed on the Shenzhen and Hong Kong stock exchanges. Mr. Liu holds a Bachelor degree in Architectural Environment Engineering from Shenyang Agricultural University in Shenyang, China and a MBA from Dalian University of Technology in Dalian, China.

Mingfang Zhou

Mingfang Zhou is the Chief Financial Officer, Vice President and General Manager of Production of San Meditech. Ms. Zhou has been with San Meditech since its inception in 2003. While with San Meditech, Ms. Zhou has been in charge of production management and financial management and her responsibilities include overseeing workflow, managing human resources, material supply and equipment purchase, overseeing product quality control and managing costs and budgets. Prior to joining San Meditech, Ms. Zhou served as Director of Financial Department and a member of the Party Committee at Huzhou Maternity & Child Care Hospital from 1979 to 2003. She currently holds directorship at a number of professional associations, including Zhejiang Provincial Association for Medical Equipment Industry, Huzhou Branch of China Health Economics Association and Evaluation committee of Hazhou Senior Accountants. Ms. Zhou holds a Degree in Economics and Administrative Management from Party School of the Central Committee of C.P.C.

Song Guo

Ms. Song Guo will serve as a director of the Company upon consummation of the Acquisition. Ms. Guo has been serving as Chief Medical Officer of Shenyang Hunhe City Hospital in Shenyang, China since 2009, President of G&A Investment Group LLC in Los Angeles since 2006 and Vice President of GALT International Co. Inc. in Los Angeles since 2001. She is currently serving as Chair of the Roundtable of Chinese American Organization. Ms. Guo holds a M.D. degree in Medical Science, a M.S. degree in Neuropathology and a Ph.D. degree in Neurobiology from Norman Bethune University of Medical Science of Jilin University in Changchun, China. She has also obtained a M.S. in Biology from University of Southern California.

Yipeng Wang

Mr. Yipeng Wang will serve as a director of the Company upon consummation of the Acquisition. Mr. Wang has been serving as Vice President of Peking Union Medical College Hospital in China since 2007 and a professor since 1995. He also serves as a member of the Standing Committee of the Chinese Health Information Association and an executive director of the Chinese Hospital Association. Mr. Wang holds a M.D. degree from Norman Bethune University of Medical Science of Jilin University in Changchun, China and an EMBA from Cheung Kong Graduate School of Business in Beijing, China.

Xiaoyang Li

Mr. Xiaoyang Li will serve as a director of the Company upon consummation of the Acquisition. Mr. Li has been an Associate Professor at the Shanghai Advanced Institution of Finance of Shanghai Jiao Tong University since 2017. Prior to that, he was an Assistant Professor at Cheung Kong Graduate School of Business in Beijing, China. Mr. Li holds a Bachelor of Art in Economics and a Master of Art in Economics from University of International Business and Economics in Beijing, China, a Master of Science in Managerial Economics from Queen’s University in Ontario, Canada and a Ph.D. degree in Business Administration from University of Michigan.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent as long as we are not a controlled company. Even if we elect to be a controlled company, we anticipate that a majority of our board of directors will be independent as of the closing of the Acquisition and Spin-Off. An “independent director” is defined under the Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. Guo Song, Yipeng Wang and Xiaoyang Li are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Leadership Structure and Risk Oversight

The board of directors does not have a lead independent director. Upon consummation of the Acquisition, Mr. Howard Gang Hao will be appointed as Chief Executive Officer, Mr. Minfang Zhou will be appointed as Chief Financial Officer, and Mr. Howard Gang Hao will serve as Chairman of the Board.

Committees of the Board of Directors

The standing committees of our board of directors currently consists of an Audit Committee and a Compensation Committee, and after the Acquisition will also consist of a Nominating and Corporate Governance Committee. Each of the committees will report to the board of directors as they deem appropriate and as the board may request.

Audit Committee

For information regarding the duties and responsibilities of the Audit Committee, see “Information About Ossen–Management–Audit Committee.”

Upon consummation of the Acquisition, our Audit Committee will consist of Messrs. Guo Song, Yipeng Wang and Xiaoyang Li, with Mr. Xiaoyang Li serving as the chairman of the Audit Committee. We believe that each of these individuals qualify as independent directors according to the rules and regulations of the SEC with respect to audit committee membership. We also believe that Mr. Xiaoyang Li qualifies as our “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors has adopted a written charter for the Audit Committee, which will be available on our corporate website upon the completion of the Acquisition and Spin-Off. The information on our website is not part of this proxy statement.

Compensation Committee

For information regarding the duties and responsibilities of the Compensation Committee, see “Information About Ossen–Management–Compensation Committee.”

Upon consummation of the Acquisition, our Compensation Committee will consist of Messrs. Guo Song, Yipeng Wang and Xiaoyang Li, with Mr. Xiaoyang Li serving as the chairman of the Compensation Committee. Our board of directors has adopted a written charter for the Compensation Committee, which will be available on our corporate website upon the completion of the Acquisition. The information on our website is not part of this proxy statement.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

Upon consummation of the Acquisition, our Corporate Governance and Nominating Committee will consist of Messrs. Guo Song, Yipeng Wang and Xiaoyang Li, with Mr. Yipeng Wang serving as the chairman of the Corporate Governance and Nominating Committee. Our board of directors has adopted a written charter for the Corporate Governance and Nominating Committee, which will be available on our corporate website upon the completion of the Acquisition. The information on our website is not part of this proxy statement.

Compensation Committee Interlocks and Insider Participation

During 2016, no officer or employee served as a member of the Company’s Compensation Committee. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics will be available on our website upon completion of the Acquisition and Spin-Off. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, principal financial officer and principal accounting officer by posting the required information on our website at the above address. Our website is not part of this proxy statement.

Director Compensation

Following the completion of the Acquisition and the Spin-Off, our compensation committee will determine the annual compensation to be paid to the members of our board of directors. Directors’ fees after the Acquisition have yet to be determined, but may consist of one or more components: a cash payment and the issuance of restricted shares.

Executive Compensation

Overview

Following the closing of the Acquisition and the Spin-Off, the Company intends to develop an executive compensation program that is consistent with its existing compensation policies and philosophies, which are designed to align compensation with the Company’s business objectives and the creation of shareholder value, while enabling the Company to attract, motivate and retain individuals who contribute to is long-term success.

Decisions on the executive compensation program will be made by the compensation committee, which will be established at the closing of the Acquisition. The following discussion is based on the present expectations as to the executive compensation program to be adopted by the compensation committee. The executive compensation program actually adopted will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.

We anticipate that decisions regarding executive compensation will reflect our belief that the executive compensation program must be competitive in order to attract and retain our executive officers. We anticipate that the compensation committee will seek to implement our compensation policies and philosophies by linking a significant portion of our executive officers’ cash compensation to performance objectives and by providing a portion of their compensation as long-term incentive compensation in the form of equity awards.

We anticipate that compensation for our executive officers may have three primary components: base salary, an annual cash incentive bonus and long-term incentive compensation in the form of share-based awards.

Base Salary

It has been the Company’s historical practice to assure that base salary is fair to the executive officers, competitive within the industry and reasonable in light of the Company’s cost structure. Upon completion of the Acquisition and Spin-Off, our compensation committee will determine base salaries and manage the base salary review process, subject to existing employment agreements.

Annual Bonuses

The Company may use annual cash incentive bonuses for the executive officers to tie a portion of their compensation to financial and operational objectives achievable within the applicable fiscal year. The Company expects that, near the beginning of each year, the Compensation Committee may select the performance targets, target amounts, target award opportunities and other term and conditions of annual cash bonuses for the executive officers, subject to the terms of any employment agreement. Following the end of each year, the Compensation Committee may determine the extent to which the performance targets were achieved and the amount of the award that is payable to the executive officers.

Employment Agreements

Mr. Gang Hao has entered into a non-fixed term employment agreement with San Meditech, pursuant to which he has agreed to serve as its Chief Executive Officer.

Mr. Hongguang Liu entered into an engagement letter with AADRF on July 1, 2017, pursuant to which he has agreed to serve as the Chief Strategy Officer of AADRF.

Ms. Minfang Zhou entered into an employment agreement with San Meditech pursuant to which she has agreed to be in charge of San Meditech’s finances. The term of employment is from January 1, 2015 to December 31, 2019.

Mr. Hao, Mr. Liu and Ms. Zhou agreed to serve, respectively, as Chief Executive Officer, Chief Strategy Officer and Chief Financial Officer of the Company after the Acquisition and Spin-Off.

Other Compensation

The Company expects to continue to maintain various employee benefit plans, including medical, dental, life insurance and 401(k) plans, in which the executive officers will participate.

DESCRIPTION OF SECURITIES

The following is a summary of our capital stock and certain provisions of our memorandum and articles of association. This summary does not purport to be complete and is qualified in its entirety by the provisions of our charter and applicable provisions of the laws of the British Virgin Islands. See “Where You Can Find More Information” elsewhere in this proxy statement for information on where you can obtain copies of our charter, which has been filed with and are publicly available from the SEC.

We are currently authorized to issue up to 100,000,000 ordinary shares. As of the date hereof, there are 19,791,110 ordinary shares outstanding.

We have proposed to adopt an amended and restated memorandum and articles of association, which will become effective immediately prior to the consummation of the Acquisition and will replace our Current Charter in its entirety. Our Amended Charter provides that, immediately prior to the completion of the Acquisition, we will have two classes of shares, the Class A ordinary shares and Class B ordinary shares. Our maximum number of shares authorized to be issued upon completion of the Acquisition and Spin-Off will be (1) 125,000,000 Class A ordinary shares of a par value of $0.01 each, and (2)25,000,000 Class B ordinary shares of a par value of $0.01 each. All outstanding ordinary shares held by Sellers will be automatically redesignated or converted into Class B ordinary shares on a one-for-one basis and all outstanding ordinary shares other than those held by Sellers will be automatically redesignated or converted into Class A ordinary shares on a one-for-one basis immediately prior to the completion of the Acquisition. Immediately upon the completion of the Acquisition, we will have 70,571,341 Class A ordinary shares and 18,612,769 Class B ordinary shares outstanding, assuming that Ossen will not issue any additional ordinary shares and assuming the Earn-Out Shares will be issued.

We are a British Virgin Islands business company with limited liability and our affairs are governed by our memorandum and articles of association and the BVI Business Companies Act, 2004 (as amended from time to time) which is referred to as the BVI Act below. The following description of certain provisions of our Amended Charter does not propose to be complete and is qualified in its entirety by our Amended Charter.

Ordinary Shares

Certificates representing our ordinary shares are issued in registered form. Our shareholders who are nonresidents of the British Virgin Islands may freely hold and vote their shares.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In addition, (i) each Class B ordinary share shall automatically and immediately be converted into one Class A ordinary share if at any time Sellers or their affiliates (as defined in our Amended Charter) in the aggregate hold less than five percent (5%) of our total issued and outstanding ordinary shares, on a fully-diluted basis, and no Class B ordinary shares shall be issued by our company thereafter, and (ii) upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate (as defined in our Amended Charter) of such holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Charter

Our charter documents consist of our amended and restated memorandum of association and our amended and restated articles of association. We may amend our memorandum and articles of association generally by a special resolution of our shareholders.

Corporate Powers

Ossen (formerly known as Ultra Glory) was incorporated under the BVI Act on January 21, 2010. Pursuant to our memorandum of association, the objects for which we were established are unrestricted and we have full power and authority to carry out any objects not prohibited by the BVI Act, as the same may be revised from time to time, or any other law of the British Virgin Islands, except that we have no power to carry on banking or trust business, business as an insurance or reinsurance company, insurance agent or insurance broker, the business of company management, the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands, or business as a mutual fund, mutual fund management or mutual fund administrator, unless we obtain certain licenses under the laws of the British Virgin Islands.

Board Composition

Pursuant to our memorandum and articles of association, the business of our company is managed by our board of directors. Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the next succeeding annual meeting of the shareholders after their election. Each director will hold office until the expiration of his or her term of office and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal by the shareholders or a resolution passed by the majority of the remaining directors.

In the interim between annual meetings of shareholders, or special meetings of shareholders called for the election of directors, any vacancy on the board of directors may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. A director elected to fill a vacancy resulting from death, resignation or removal of a director will serve for the remainder of the full term of the director whose death, resignation or removal will have caused such vacancy and until his successor will have been elected and qualified.

There is no cumulative voting by shareholders for the election of directors. We do not have any age-based retirement requirement and we do not require our directors to own any number of shares to qualify as a director.

Board Meetings

Board meetings may be held at the discretion of the directors at such times and in such manner as the directors may determine upon not less than three days notice having been given to all directors. Decisions made by the directors at meetings shall be made by a majority of the directors. There must be at least a majority of the directors (with a minimum of two) at each meeting.

Directors Interested in a Transaction

A director must, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by us, disclose such interest to the board of directors. A director who is interested in a transaction entered into, or to be entered into, by the company, may vote on a matter related to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the company, or do any other thin in his capacity as a director, that relates to the transaction. A director is not required to disclose his interest in a transaction or a proposed transaction to our board of directors if the transaction or proposed transaction is between the director and us, or the transaction or proposed transaction is or is to be entered into the ordinary course of our business and on usual terms and conditions.

The directors may exercise all powers of our company to borrow money, mortgage or charge our undertakings and property, issue debentures, debenture shares and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Our directors may, by resolution, fix the compensation of directors in respect of services rendered or to be rendered in any capacity to us.

A director may attend and speak at any meeting of the shareholders and at any separate meeting of the holders of any class of our shares.

Rights of Shares

Holders of ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

Harney Westwood & Riegels (“Harneys”), our counsel as to British Virgin Islands law, has advised that such voting structure is in compliance with current British Virgin Islands law as in general terms, a company and its shareholders are free to provide in the memorandum of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the BVI Act and not inconsistent with common law. Harneys has confirmed that the inclusion in our post-offering amended and restated memorandum and articles of association of provisions giving weighted voting rights to specific shareholders generally or on specific resolutions is not prohibited by the BVI Act. Further, weighted voting provisions have been held to be valid as a matter of English common law and therefore it is expected that such would be upheld by a BVI court.

We may purchase, redeem or acquire our shares, provided that we obtain the consent of the member whose shares are being purchased, redeemed or otherwise acquired.

Issuance of Shares; Variation of Rights of Shares

Our articles of association provide that directors may, without limiting or affecting any right of holders of existing shares, offer, allot, grant options over or otherwise dispose of our unissued shares to such persons at such times and for such consideration and upon such terms and conditions as the directors may determine.

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, we may issue shares, with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise, as the directors from time to time may determine.

If we issue shares of more than one class, we will further amend and restate our Memorandum and Articles of Association to reflect the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) as may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by such variation. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Shareholders Meetings

Under our memorandum and articles of association, we are required to hold an annual meeting of shareholders each year at such date and time determined by our directors. Meetings of shareholders may be called pursuant to board resolution or the written request of shareholders holding more than 30% of the votes of our outstanding voting shares. Written notice of meetings of shareholders must be given to each shareholder entitled to vote at a meeting not fewer than 10 days prior to the date of the meeting, with certain limited exceptions. The written notice will state the place, time and business to be conducted at the meeting. The shareholders listed in our share register on the date prior to the date the notice is given shall be entitled to vote at the meeting, unless the notice provides a different date for determining the shareholders who are entitled to vote.

A meeting of shareholders held without proper notice will be valid if shareholders holding 90% majority of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90% of the votes of each class or series of shares where shareholders are entitled to vote thereon as a class or series, together with an absolute majority of the remaining votes, have waived notice of the meeting and, for this purpose, presence of a shareholder at the meeting is deemed to constitute a waiver. The inadvertent failure of the directors to give notice of a meeting to a shareholder, or the fact that a shareholder has not received notice, will not invalidate a meeting.

Shareholders may vote in person or by proxy. No business may be transacted at any meeting unless a quorum of shareholders is present. A quorum consists of the presence in person or by proxy of holders entitled to exercise at least 50% of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

Changes in the Maximum Number of Shares the Company is Authorized to Issue

Subject to the provisions of the BVI Act, we may, by a resolution of shareholders, amend our memorandum and articles of association to increase or decrease the number of shares authorized to be issued. Our directors may, by resolution, authorize a distribution by us at a time, of an amount, and to any shareholders they think fit if they are satisfied, on reasonable grounds, that we will, immediately after the distribution, satisfy the solvency test as set forth in the BVI Act, which requires that the value of a company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

Indemnification

Subject to the provisions of the BVI Act, we may indemnify any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of our company; or (b) is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings.

Description of American Depositary Shares

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the Record Date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the Record Date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid.

At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Material Differences between U.S. Corporate Law and British Virgin Islands Corporate Law

The BVI Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt memorandum of association and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of a British Virgin Islands company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, the nature of the company, the nature of the decision, the position of the director and the nature of his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum association or articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the stockholders is required to amend the certificate of incorporation. Under British Virgin Islands law, no article or regulation shall be amended, rescinded or altered, and no new article shall be made, without the approval of the members pursuant to a special resolution, unless the memorandum of association and articles of association provide otherwise.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Under British Virgin Islands law, directors’ consents need only a majority of directors signing to take effect.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of stockholders of a corporation, may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting. As permitted by British Virgin Islands law, shareholders’ consents need only a majority of shareholders signing to take effect. Our memorandum of association and articles of association provide that, other than changes to our memorandum of association and articles of association, shareholders may approve corporate matters by way of a resolution consented to at a meeting of shareholders or in writing by a majority of shareholders entitled to vote thereon. Changes to our memorandum of association and articles of association require the approval of 66 2/3% of the votes of shareholders.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum of association and articles of association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Sale of Assets

Under Delaware corporate law, a vote of the stockholders is required to approve the sale of assets only when all or substantially all assets are being sold. In the British Virgin Islands, shareholder approval is required when more than 50% of the company’s total assets by value are being disposed of or sold.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our memorandum of association and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities and we are able to pay our debts as they fall due.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option or at the option of the holders of such stock provided there remains outstanding shares with full voting power. Such stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of such stock. As permitted by British Virgin Islands law, and our memorandum of association and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. Our directors must determine that immediately following the redemption or repurchase we will be able to satisfy our debts as they fall due and the value of our assets exceeds our liabilities.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, and our memorandum of association and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of holders of not less than three-fourths of the issued shares of that class and holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by the variation.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate provides otherwise. As permitted by British Virgin Islands law and our memorandum of association and articles of association, directors may be removed by resolution of directors or resolution of shareholders, with or without cause.

Mergers

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under the BVI Act, members, upon giving written notice to us, are entitled to inspect the register of members, the register of directors and minutes of resolutions of members, and to make copies of these documents and records.

Conflict of Interest

The BVI Act provides that a director shall forthwith, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company. A transaction entered into by us, in respect of which a director is interested, is voidable by us unless the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed. A transaction is not voidable if the material facts of the director’s interest are known by the members entitled to vote or if the transaction is approved or ratified by a resolution of members. As permitted by British Virgin Islands law and our memorandum of association and articles of association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable provision.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our memorandum of association and articles of association do not provide for cumulative voting.

Anti-takeover Provisions in Our Memorandum of Association and Articles of Association

Some provisions of our memorandum of association and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted ordinary shares, rights or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted ordinary shares, rights or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of ordinary shares then outstanding; or

•	the average weekly reported trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

For purposes of the six-month holding period requirement of Rule 144, a person who beneficially owns restricted ordinary shares issued pursuant to a cashless exercise of a warrant shall be deemed to have acquired such shares, and the holding period for such shares shall be deemed to have commenced on the date the warrant was originally issued.

As of the date hereof, we have 19,791,110 ordinary shares outstanding. Of these shares, 6,741,110 shares are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act.

Listing of Securities

We intend to apply for a new listing of our ADSs on the Nasdaq Capital Market under the symbol “SMDT”, effective upon the closing of the Acquisition and the Spin-Off. In connection with the closing of the Acquisition and the Spin-Off, we intend to effect a ratio change for our ADR program, such that, immediately after closing, the number of the Company's ordinary shares represented by each ADS will change from three (3) ordinary shares to such number of ordinary shares needed for us to comply with Nasdaq’s initial listing standards.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to the Company regarding (i) the actual beneficial ownership of our ordinary shares as of the date hereof (pre-Acquisition and Spin-Off) and (ii) expected beneficial ownership of our ordinary shares immediately following consummation of the Acquisition and Spin-Off, assuming (x) redesignation of all outstanding ordinary shares held by shareholders and holders of ADSs prior to the consummation of the Acquisition and the Spin-Off, and (y) the issuance of Class A ordinary shares and Class B ordinary shares to certain Sellers, by:

•	each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding ordinary shares;

•	each of our current executive officers and directors;

•	each person who will become a named executive officer or director of the Company post-Acquisition and Spin-Off; and

•	all executive officers and directors of the Company as a group pre-Acquisition and post-Acquisition and Spin-Off.

We will adopt a dual-class share structure immediately prior to the completion of the Acquisition and Spin-Off. The calculations in the table below are based on 19,791,110 ordinary shares outstanding as of the date hereof, and 89,184,110 ordinary shares outstanding immediately after the consummation of the Acquisition and Spin-Off, including, as the case may be, (1) an aggregate of 70,571,341 Class A ordinary shares, either redesignated and converted from our outstanding ordinary shares held by shareholders and holders of ADSs prior to the consummation of the Acquisition and the Spin-Off or issued to Sellers in the Acquisition, and (2) an aggregate of 18,612,769 Class B ordinary shares issued to by Sellers in the Acquisition. Such figures assume that 11,850,000 shares currently held by Dr. Tang will be cancelled pursuant to the Spin-Off and that all of the Earn-Out Shares will be issued pursuant to the Acquisition.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

	Ordinary Shares Beneficially Owned Prior to the Acquisition		Class A Ordinary Shares Beneficially Owned After the Acquisition		Class B Ordinary Shares Beneficially Owned After the Acquisition		Voting Power After the Acquisition
	Number	%	Number	%	Number	%	%
Directors and Executive Officers:
Liang Tang (1)	11,889,500	60.1	—	—	—	—	—
Wei Hua (1)	600,000	3.0	600,000	*	—	—	—
Junhong Li (1)	—	—	—	—	—	—	—
Xiaobing Liu (1)	—	—	—	—	—	—	—
Yingli Pan (1)	*	*	*	*	—	—	—
Zhongcai Wu (1)	—	—	—	—	—	—	—
Howard Gang Hao (2)	—	—	—	—	7,774,953	8.75%	31.24%
Ken Yiming Hao (2)	—	—	—	—	10,837,816	12.15%	43.57%
Hongguang Liu (2)	—	—	—	—	—	—	—
Minfang Zhou (2)	—	—	—	—	—	—	—
Song Guo (2)	—	—	—	—	—	—	—
Yipeng Wang (2)	—	—	—	—	—	—	—
Xiaoyang Li (2)	—	—	—	—	—	—	—
All directors and executive officers as a group (Pre-Acquisition) 6 persons	—	—	—	—	—	—	—
All directors and executive officers as a group (Post-Acquisition) 6 persons					7,774,953	8.75%	31.24%

Principal Shareholders:

Sky Alliance Management Limited (2)			17,678,477	19.82%	—	—	7.11%
Opinvestment Holding Investment Co. Ltd. (2)			6,702,548	7.52%	—	—	2.69%
Fast Legend Investment Limited (2)			6,418,197	7.20%	—	—	2.58%
Better Faith Industries Limited (2)			6,133,847	6.88%	—	—	2.47%

* Less than one percent

(1)	Unless otherwise indicated, the business address of each of these entities and individuals is Ossen Innovation Co., Ltd., 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.
(2)	Unless otherwise indicated, the business address for each of these entities and is 7/F, Building No.4 Guosheng Technology Park,No.1 Kangding Street, Daxing District, Beijing, 100176, People’s Republic of China.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ossen Related Party Transactions

Transfers of Shares Between Related Parties

Several of our subsidiaries and affiliates which are, or at one time were, controlled by our chairman, transferred shares with other entities controlled by Dr. Tang. See the discussion under Item 4.C above for a description of these transactions.

Issuance of Shares to Related Parties

The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of FADL, which owns 600,000 ordinary shares. The spouse of the chief executive officer of Ossen Material Research, which is an affiliated company of ours that supplies us with raw materials, owns 100% of the shares of Gross Inspiration Development Ltd., which owns 600,000 ordinary shares.

Purchases from a Related Party

Historically, we have purchased a significant percentage of our raw materials from an affiliated entity, Ossen Material Research (formerly Shanghai ZFX), an agent that supplies steel wire rods to prestressed concrete manufacturers in China such as our company. Ossen Material Research is controlled by our chairman, Dr. Tang. Ossen Material Research is a member of the Ossen Group, whose relationship to us is described above under the heading “Business – Overview.”

Ossen Material Research procures materials from the limited number of high quality manufacturers and suppliers of our raw materials in the PRC. However, since the introduction in 2009 of our rare earth coated materials, which undergo a coating process that reduces the loss in strength and performance that prestressed materials otherwise undergo during our manufacturing processes, we have lowered the standards for strength and performance requirements for our raw materials. As a result, we have been able to expand our supplier base to include suppliers of products with lower levels of strength and performance and have not relied on supplies from Ossen Material Research.

Guarantees

During the years ended December 31, 2016, 2015 and 2014 , Shanghai Ossen, an affiliate of ours, and Ossen Material Research (formerly Shanghai ZFX), an affiliate of ours, and Ossen Shanghai, an affiliate of ours, provided guarantees for certain of our short-term and long-term bank loans. The term of each of the short-term loans is within one year. The term of the long-term loans is within three years. The purpose of these loans is to fund our working capital needs. Local banks have required guaranties pursuant to their standard regulations. Shanghai Ossen Investment Co., Ltd. is a member of the Ossen Group, whose relationship to us is described above under the heading “Business – Overview.”

Shanghai Ossen guaranteed loans in the amount of $0 in 2016, $0 in 2015 and $4.9 million in 2014. Ossen Material Research guaranteed loans in the amount of $1.3 million, $11.9 million and $8.1 million in 2016, 2015 and 2014, respectively. Ossen Material Research guaranteed notes payable in the amount of $0, $0 and $14.8 million in 2016, 2015 and 2014, respectively. Ossen Shanghai guaranteed loans in the amount of $0 million in 2016, $2.5 million in 2015 and $1.6 million in 2014. These guarantees in 2016, 2015 and 2014 were provided for no consideration. In addition, in 2016, 2015 and 2014, we guaranteed loans in the amount of $59.8, $16.9 million and $15.5 million and notes payable in the amount of $7.2, $34.1 million and $21.3 for Shanghai Pujiang, we guaranteed loans in the amount of $70.6, $32.3 million and $4.9 million and notes payable in the amount of $0, $12.3 million and $0 for Ossen Material Research, and we guaranteed loans in the amount of $37.9, $7.7 million and $0 and notes payable in the amount of $2.2, $1.5 million and $0 for Ossen Shanghai.

There can be no assurance that Ossen Material Research, Shanghai Ossen and Ossen Shanghai will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings. The loans that have come due have been repaid by us in full.

The terms of the loan guarantees between the guarantor and the bank provide for the following: if the borrower does not repay its loan, the bank may seek the principal and interest of the loan from the guarantor; the guarantee period is typically one or two years from the date the guaranteed loan is due, as determined by the lending bank; the bank may change the terms of the loan with the borrower without receiving the consent of the guarantor; the guarantor indemnifies the bank for actual damage or loss because of any fraudulent misrepresentations made by the guarantor and if the guarantor causes the contract to become invalid, the guarantor indemnifies the bank for damages and losses.

AADRF Related Party Transactions

a.	Accounts receivable - related parties consisted of the following:

Name of related party	Relationship	December 31, 2016	December 31, 2015	March 31, 2017
				(Unaudited)
Irvine Medical Technology (Huzhou) Co. Ltd.	One of the San Meditech Huzhou board member hold an independent director position in this entity	$355,807	$-	$93,724
Beijing Wu Jiu Zhi Hui Medical Technology Co. Ltd.	Became AADRF’s shareholder on December 10, 2016	230,389	-	232,135
Total		$586,196	$-	$325,859

b.	Other receivables – related party:

Other receivables - related party are those nontrade receivables arising from transactions between AADRF and its certain related parties, such as loans to this related party. The loans are unsecured, non-interest bearing and due on demand.

Other receivables - related parties consist of the following:

Name of related party	Relationship	December 31, 2016	December 31, 2015	March 31, 2017
				(Unaudited)
Hao Gang	CEO, President, Majority Shareholder	$-	$318,493	$-

c.	Other payables – related party:

Other payables – related parties are those nontrade payables arising from transactions between AADRF and its certain related parties, such as services performed by the related party or loan from the related party. The loans are unsecured and non-interest bearing. Current payables are due on demand.

Other payables - related parties consisted of the following:

Name of related party	Relationship	December 31, 2016	December 31, 2015	March 31, 2017
				(Unaudited)
Irvine Medical Technology (Huzhou) Co. Ltd.	One of the San Meditech Huzhou board member hold an independent director position in this entity	$-	$397,316	$-
Hao Gang	CEO, President, Majority Shareholder	4,429,354	-	330,985
Total		$4,429,354	$397,316	$330,985

On March 20, 2017, AADRF’s CEO contributed 3,132 shares of his own shares of AADRF’s common stock amounted to $4.3 million in March 2017. AADRF used these shares to assist with the purchase price of intangible assets acquired on December 10, 2016. Mr. Gang Hao volunteered to forgive his contributed 3,132 shares with valuation of $4,245,270 whereby AADRF recorded the forgiveness in additional paid-in capital.

d.	Service revenues - related party consisted of the following:

Name of related party	Relationship	Year Ended December 31, 2016	Year Ended December 31, 2015

Irvine Medical Technology (Huzhou) Co. Ltd.	One of the San Meditech Huzhou board member hold an independent director position in this entity	$1,407,201	$-

Name of related party	Relationship	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
		(Unaudited)	(Unaudited)
Irvine Medical Technology (Huzhou) Co. Ltd.	One of the San Meditech Huzhou board member hold an independent director position in this entity	$51,359	$-

San Meditech entered into a continuous glucose monitoring project agreement with Beijing Wujiu Zhihui Medical Co., Ltd. on January 12, 2016, according to which both parties agreed to cooperate to develop a new continuous glucose monitoring product and Beijing Wujiu Zhihui Medical Co., Ltd. agreed to pay a total of RMB3,600,000 to San Meditech as a technology service fee before June 30, 2016.

San Meditech entered into a continuous glucose monitoring project cooperation agreement with Irvine Meditch Technology (Huzhou) Co., Ltd. (“Huzhou Irvine”) on January 18, 2016, according to which San Meditech authorized Huzhou Irvine to sell continuous glucose monitoring platform and its APP and Huzhou Irvine should pay RMB4.95 million licensing fee in one year.

On November 4, 2016, San Meditech and Huzhou Irvine entered into a supplemental agreement to add the licensing fee RMB1.10 million by authorizing Huzhou Irvine to operate in another province.

On October 18, 2016, San Meditech and Huzhou Irvine entered into a Gestational Diabetes Management Platform Intellectual Property Cooperation Agreement, according to which San Meditech authorized Huzhou Irvine to use its continuous glucose monitoring products and license its Gestational Diabetes Management Platform to Huzhou Irvine, and Huzhou Irvine would pay RMB 3 million for platform transformation and RMB 1.5 million for the use of related intellectual property.

On October 18, 2016, San Meditech and Huzhou Irvine entered into a Training Consulting Service Contract, according to which San Meditech provided ISO 9001 and ISO 13485 training in return for a RMB0.48 million consulting fee from Huzhou Irvine.

Policy for Approval of Related Party Transactions

Our Audit Committee Charter provides that all related party transactions required to be disclosed under SEC rules are to be reviewed by the Audit Committee.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Ossen

Price Range of Ossen Securities

Our ADS’s are listed for trading on the NASDAQ Capital Market under the symbol “OSN.” The shares began trading on December 21, 2010 on the NASDAQ Global Market. The listing of our ADS’s was transferred to the NASDAQ Capital Market on July 30, 2013. The trading price for the ADSs was $2.15 on July 21, 2017.

In August 2016, the Company announced a ratio change for its ADR program. As a result, the number of the Company's ordinary shares represented by American Depositary Receipts was changed from one (1) ordinary share to three (3) ordinary shares.

In connection with the closing of the Acquisition and the Spin-Off, we intend to effect a ratio change for our ADR program, such that, immediately after closing, the number of the Company's ordinary shares represented by each ADS will change from three (3) ordinary shares to such number of ordinary shares needed for us to comply with Nasdaq’s initial listing standards.

The table below shows, for the periods indicated the high and low market prices on the NASDAQ for the ADSs and all prices have been retroactively adjusted to reflect the current ADS-to-ordinary share ratio of one ADS to three ordinary shares, which became effective on August 22, 2016, for all periods presented.

	High	Low

2014

First Quarter	$4.11	$3.24

Second Quarter	$3.48	$2.31

Third Quarter	$4.14	$2.37

Fourth Quarter	$3.57	$2.13

2015

First Quarter	$2.40	$1.89

Second Quarter	$2.94	$1.89

Third Quarter	$3.42	$2.13

Fourth Quarter	$3.00	$2.37

2016

First Quarter	$2.82	$2.27

Second Quarter	$3.30	$2.09

Third Quarter	$3.12	$1.95

Fourth Quarter	$2.36	$1.99

2017

First Quarter	$2.72	$1.96

Second Quarter	$2.39	$2.02

The table below sets forth the high and low closing market prices for our shares on NASDAQ during the most recent six-month period (all prices have been retroactively adjusted to reflect the current ADS-to-ordinary share ratio of one ADS to three ordinary shares, which became effective on August 22, 2016, for all periods presented):

	High	Low
2017

January	$2.25	$1.96

February	$2.72	$2.21

March	$2.28	$2.01

April	$2.18	$2.02

May	$2.29	$2.08

June	$2.39	$2.09

Approximate Number of Holders of Our Ordinary Shares and ADSs

As of the date hereof, there are 14 shareholders of record of our ordinary shares. This does not include the holders whose shares are held in a depository trust in “street” name.

Dividend Policy

We have not declared or paid cash dividends since the date of our incorporation and we have no intention to declare dividends at any time in the immediate future. However, in the event we decide to declare dividends, any future decisions regarding such dividends will be made by our board of directors. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

AADRF

Price Range of AADRF Securities

Historical market price information regarding AADRF is not provided because there is no public market for AADRF’s ordinary shares.

AADRF has not paid any cash dividends during the past three years.

As of the date of this proxy statement, there were 14 shareholders of AADRF’s ordinary shares.

APPRAISAL RIGHTS

Appraisal Rights

The following is a brief summary of the rights of holders of the shares to object to the Spin-Off and receive cash equal to the appraised fair value of their shares (“Appraisal Rights”). This summary is not a complete statement of the law, and a copy of the complete text of Section 179 of the BVI Business Companies Act is attached as Annex F to this proxy statement. If you are contemplating the possibility of objecting to the Spin-Off, you should carefully review the text of Annex F, particularly the procedural steps required to perfect Appraisal Rights. These procedures are complex and you should consult your British Virgin Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the BVI Business Companies Act, you may lose your Appraisal Rights.

Requirements for Exercising Appraisal Rights

A dissenting registered shareholder of Ossen is entitled to payment of the fair value of his shares upon dissenting to the Spin-Off.

The exercise of your Appraisal Rights will preclude the exercise of any other rights by virtue of holding shares in connection with the Spin-Off, other than the right to seek relief on the grounds that the Spin-Off is void or unlawful. To preserve your Appraisal Rights, the following procedures must be followed:

•	you must give written notice of objection (“Notice of Objection”) to Ossen prior to the vote to approve the Spin-Off. The Notice of Objection must include a statement that you propose to demand payment for your shares if the Spin-Off is authorized by the resolution at the special meeting;

•	within twenty (20) days immediately following the date on which the vote approving the Spin-Off is made, Ossen must give written notice of the authorization (“Approval Notice”) to all Dissenting Shareholders who have served a Notice of Objection;

•	within twenty (20) days immediately following the date on which the Approval Notice is given (the “Dissent Period”), the Dissenting Shareholder must give a written notice of his decision to dissent (a “Notice of Dissent”) to Ossen stating his name and address, the number and class of the shares with respect to which he dissents and demanding payment of the fair value of his shares; and a dissenting shareholder must dissent in respect of all the shares which he holds;

•	within seven (7) days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the Spin-Off is put into effect, whichever is later, Ossen must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase their shares at a price determined by Ossen to be the fair value of such shares;

•	if, within thirty (30) days immediately following the date of the Fair Value Offer, Ossen and the Dissenting Shareholder fail to agree on a price at which Ossen will purchase the Dissenting Shares, then, within twenty (20) days immediately following the date of the expiry of such 30-day period;

•	Ossen and the Dissenting Shareholder shall each designate an appraiser;

•	the two designated appraisers together shall designate a third appraiser;

•	the three appraisers shall fix the fair value of the Dissenting Shares as of the close of business on the day prior to the date on which the vote to approve the Spin-Off was taken, excluding any appreciation or depreciation in the value of the shares, directly or indirectly, induced by the announcement of the Spin-Off; and

•	upon the surrender of the Dissenting Shareholder’s certificates representing their shares, Ossen will pay, in cash, the fair value of the shares determined by the appraisers.

All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of members of Ossen. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever appraisal rights attached to the shares.

DISSENTERS’ RIGHTS ARE AVAILABLE ONLY TO REGISTERED HOLDERS OF SHARES. IF YOU HOLD ANY SHARES IN “STREET NAME,” YOU ARE CONSIDERED THE BENEFICIAL OWNER BUT NOT THE “REGISTERED HOLDER” OF SUCH SHARES. IF YOU HOLD ADSS, YOU ARE NOT CONSIDERED THE “REGISTERED HOLDER” OF SUCH SHARES. THEREFORE, IF YOU HOLD ANY SHARES IN “STREET NAME,” OR IF YOU HOLD ADSS, AND WISH TO EXERCISE THE APPRAISAL RIGHTS, YOU MUST ARRANGE FOR SUCH SHARES TO BE REGISTERED IN YOUR NAME AND CERTIFY THAT YOU HAVE NOT GIVEN AND WILL NOT GIVE, DIRECTLY OR INDIRECTLY VOTING INSTRUCTIONS PRIOR TO THE SPECIAL MEETING OF SHAREHOLDERS ON SEPTEMBER 5, 2017. THEREAFTER, SUCH REGISTERED HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING APPRAISAL RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 179 OF THE BVI BUSINESS COMPANIES ACT.

If you do not satisfy each of these requirements, you cannot exercise appraisal rights. Submitting a proxy card that does not direct how the shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your shares, or a vote against the proposal to approve the Spin-Off, will not alone satisfy the notice requirement referred to above. You must send all notices to Ossen, c/o Wei Hua, to 518 Shangcheng Road, Floor 17, Shanghai 200120 People’s Republic of China and its phone number is +86 (21) 6888-8886.

If you are considering dissenting, you should be aware that the fair value of your shares as determined under that statute could be more than, the same as, or less than the value of your shares, and the corresponding stock price of the ADSs relating to such shares on Nasdaq (assuming you arrange with the Depositary to obtain ordinary shares in registered form in exchange for your ADSs), if you do not exercise appraisal rights with respect to your shares. In addition, in any proceedings for determination of the fair value of the shares covered by a Notice of Dissent, Ossen intends to assert that the relevant closing price of Ossen’s ADS’s on Nasdaq is equal to the fair value of each of your shares.

The provisions of Section 179 of the BVI Business Companies Act are technical and complex. If you fail to comply strictly with the procedures set forth in Section 179, you will lose your Appraisal Rights. You are advised to consult your British Virgin Islands legal counsel if you wish to exercise Appraisal Rights.

If you hold shares in “street name,” you are considered the beneficial owner but not the “registered holder” of the shares and you are not a “member” or “shareholder” for purposes of the BVI Business Companies Act. If you hold ordinary shares in “street name,” you cannot dissent from the approval of the Spin-Off unless you act promptly to arrange for your shares to be registered in your name and follow the requirements for dissenting under Section 179 of the BVI Business Companies Act. Such registration and the delivery of your written notice of dissent must be effected and you must become a registered holder of shares prior to the special meeting of shareholders on September 5, 2017.

TRANSFER AGENT AND REGISTRAR

JPMorgan Chase Bank, N.A. is the depositary for our ADSs. The depositary’s office is located at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401.

SUBMISSION OF SHAREHOLDER PROPOSALS

Our board of directors is aware of no other matter that may be brought before the special meeting. Under BVI law, only business that is specified in the notice of special meeting shall be transacted at the special meeting.

SHAREHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Shareholders who wish to contact any of our directors either individually or as a group may do so by writing to c/o Ossen Innovation Co., Ltd., c/o Board of Director Office, 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China, or by telephone at +86 (21) 6888-8886, specifying whether the communication is directed to the entire Board or to a particular director. Submitting shareholders should indicate they are a shareholder of our company. Company personnel will screen shareholder communications and depending on the subject matter, will: forward the inquiry to the chairman of our Board of Directors, who may forward the inquiry to a particular director if the inquiry is directed towards a particular director; forward the inquiry to the appropriate personnel within our company (for instance, if it is primarily commercial in nature); attempt to handle the inquiry directly (for instance, if it is a request for information about our company or a stock-related matter); or not forward the inquiry if it relates to an improper or inappropriate topic or is otherwise irrelevant.

WHERE YOU CAN FIND MORE INFORMATION

The Company maintains an internet web site at http://www.osseninnovation.com. The Company files reports with the Securities and Exchange Commission and makes available free of charge on or through this web site its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, including all amendments to those reports. These are available as soon as is reasonably practicable after they are filed with the SEC. All reports mentioned above are also available from the SEC’s web site (http://www.sec.gov). The information on the Company’s web site or any report the Company files with, or furnishes to, the SEC is not part of this proxy statement.

If you have any questions about the actions described above, you may contact the Company at 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China, Tel: +86 (21) 6888-8886.

If you are a shareholder of Ossen and would like to request documents, please do so by August 13, 2017, in order to receive them before the special meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained or incorporated by reference in this proxy statement relating to Ossen has been supplied by Ossen, and all such information relating to San Meditech has been supplied by San Meditech. Information provided by either Ossen or San Meditech does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement of Ossen for the special meeting. We have not authorized anyone to give any information or make any representation about the Acquisition, the Spin-Off, Ossen or San Meditech that is different from, or in addition to, that contained in this proxy statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement speaks only as of the date of this proxy statement, unless the information specifically indicates that another date applies.

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-49

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2015 AND AS OF MARCH 31, 2017 (UNAUDITED)	F-50

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 AND THE THREE MONTHS ENDED MARCH 31, 2016 2017 (UNAUDITED)	F-51

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 AND MARCH 31, 2017 (UNAUDITED)	F-52

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 AND THE THREE MONTHS ENDED MARCH 31, 2016 AND 2017 (UNAUDITED)	F-53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-54

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Ossen Innovation Co., Ltd.

Shanghai, China

We have audited the accompanying consolidated balance sheets of Ossen Innovation Co., Ltd. as of December 31, 2016 and 2015 and the related consolidated statements of operations and other comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. In connection with our audits of the financial statements, we have also audited the financial statement schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ossen Innovation Co., Ltd. as of December 31, 2016 and 2015 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, People’s Republic of China

April 10, 2017

F-2

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2015

	December 31,
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$217,631	$812,277
Restricted cash	6,703,242	8,780,443
Note receivable-bank acceptance note	15,280,381	8,010,228
Accounts receivable, net of allowance for doubtful accounts of $985,990 and $738,101 at December 31, 2016 and 2015, respectively	37,298,465	43,247,974
Inventories	25,999,182	27,276,221
Advance to suppliers	46,729,285	55,730,089
Other current assets	197,319	915,041
Total current assets	132,425,505	144,772,273
Property, plant and equipment, net	4,447,063	5,557,176
Land use rights, net	3,571,184	3,911,084
TOTAL ASSETS	$140,443,752	$154,240,533

See accompanying notes to the consolidated financial statements

F-3

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2015 (Continued)

	December 31,
	2016	2015

Current Liabilities
Notes payable-bank acceptance notes	$9,586,276	$12,477,471
Short-term bank loans	16,916,535	17,714,928
Accounts payables	1,504,863	1,899,400
Customer deposits	135,903	309,147
Taxes payable	594,795	414,250
Other payables and accrued liabilities	1,740,474	1,669,670
Due to related party	3,886	65,769
Due to shareholder	307,499	282,499
Bond payable - current portion	-	15,273,177
Total current liabilities	30,790,231	50,106,311
Long-term bank loans	7,207,727	-
TOTAL LIABILITIES	37,997,958	50,106,311

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,791,110 and 19,828,790 shares outstanding as of December 31, 2016 and 2015, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	6,123,022	5,631,373
Retained earnings	54,590,589	50,258,265
Treasury stock, at cost: 208,890 and 171,210 shares as of December 31, 2016 and 2015, respectively	(192,153)	(155,343)
Accumulated other comprehensive income/(loss)	(4,378,873)	2,596,227
TOTAL SHAREHOLDERS’ EQUITY	90,314,040	92,501,977
Non-controlling interest	12,131,754	11,632,245
TOTAL EQUITY	102,445,794	104,134,222

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$140,443,752	$154,240,533

See accompanying notes to the consolidated financial statements

F-4

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Year Ended December 31,
	2016	2015	2014

REVEUNUES	$117,029,154	$117,908,416	$123,571,455
COST OF GOODS SOLD	100,932,528	102,197,994	110,250,876
GROSS PROFIT	16,096,626	15,710,422	13,320,579
Selling expenses	734,159	986,378	772,383
General and administrative expenses	6,376,383	4,478,413	6,340,584
Total Operating Expenses	7,110,542	5,464,791	7,112,967

INCOME FROM OPERATIONS	8,986,084	10,245,631	6,207,612
Financial expenses, net	(2,827,138)	(2,823,952)	(2,401,268)
Other income, net	90,584	371,894	907,941
INCOME BEFORE INCOME TAX	6,249,530	7,793,573	4,714,285
INCOME TAX	(926,048)	(1,180,167)	(578,727)
NET INCOME	5,323,482	6,613,406	4,135,558
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	499,509	716,602	276,682
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO., LTD AND SUBSIDIARIES	4,823,973	5,896,804	3,858,876
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	(6,975,100)	(5,829,470)	779,135
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(6,975,100)	(5,829,470)	779,135
COMPREHENSIVE INCOME/(LOSS)	$(2,151,127)	$67,334	$4,638,011

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.24	$0.30	$0.19
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,804,164	19,862,537	19,901,959

See accompanying notes to the consolidated financial statements

F-5

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
	Ordinary Shares		Additional			Accumulated Other			Non
	$0.01 Par Value		Paid-in	Treasury stock		Comprehensive	Statutory	Retained	Controlling
	Shares	Amount	Capital	Shares	Amount	Income/(loss)	Reserve	Earnings	Interest	Total
Balance at January 1, 2014	20,000,000	$200,000	$33,971,455	(98,041)	$(96,608)	$7,646,562	$4,615,699	$41,518,259	$10,638,961	$98,494,328
Net income	-	-	-	-	-	-	-	3,858,876	276,682	4,135,558
Transfer to statutory reserve	-	-	-	-	-	-	406,053	(406,053)	-	-
Foreign currency translation adjustment	-	-	-	-	-	779,135		-	-	779,135
Balance at December 31, 2014	20,000,000	200,000	33,971,455	(98,041)	(96,608)	8,425,697	5,021,752	44,971,082	10,915,643	103,409,021
Net income	-	-	-	-	-	-	-	5,896,804	716,602	6,613,406
Transfer to statutory reserve	-	-	-	-	-	-	609,621	(609,621)	-	-
Common shares repurchase	-	-	-	(73,169)	(58,735)					(58,735)
Foreign currency translation adjustment	-	-	-	-	-	(5,829,470)		-	-	(5,829,470)
Balance at December 31, 2015	20,000,000	200,000	33,971,455	(171,210)	(155,343)	2,596,227	5,631,373	50,258,265	11,632,245	104,134,222
Net income	-	-	-	-	-	-	-	4,823,973	499,509	5,323,482
Transfer to statutory reserve	-	-	-	-	-	-	491,649	(491,649)		-
Common shares repurchase	-	-	-	(37,680)	(36,810)	-	-	-		(36,810)
Foreign currency translation adjustment	-	-	-	-	-	(6,975,100)	-	-		(6,975,100)
Balance at December 31, 2016	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$(4,378,873)	$6,123,022	$54,590,589	$12,131,754	$102,445,794

See accompanying notes to the consolidated financial statements

F-6

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Year Ended December 31,
	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,323,482	$6,613,406	$4,135,558
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	883,755	1,416,060	1,531,278
Share-based compensation expense			-
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	5,949,508	10,516,441	(5,564,338)
Inventories	1,277,040	(7,138,320)	(1,387,131)
Advance to suppliers	9,000,804	597,301	(5,712,575)
Other current assets	717,722	31,278	2,501,567
Notes receivable - bank acceptance notes	(7,270,152)	1,914,927	(7,503,574)
Notes receivable from related party - bank acceptance notes	-	-	12,915,099
Increase (Decrease) In:
Accounts payable	(394,537)	(1,317,676)	2,713,132
Customer deposits	(173,243)	(278,858)	(2,320,266)
Income tax payable	180,545	(138,209)	319,918
Other payables and accrued expenses	70,804	46,712	73,209
Due to related party	(61,883)	(3,700)	52,558
Due to shareholder	25,000	182,499	50,000
Net cash provided by operating activities	15,528,845	12,441,861	1,804,435

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(17,537)	(29,687)	(81,441)
Disposal of property, plant and equipment	-	-	456
Net cash used in investing activities	(17,537)	(29,687)	(80,985)

See accompanying notes to the consolidated financial statements

F-7

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014 (Continued)

	Year Ended December 31,
	2016	2015	2014
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in restricted cash	2,077,201	8,792,289	14,210,938
Proceeds from short-term bank loans	20,422,885	18,462,625	28,475,194
Repayments of short-term bank loans	(20,068,975)	(18,462,625)	(37,261,825)
Proceeds from long-term bank loans	7,530,007	-	-
Proceeds from notes payable-bank acceptance notes	17,846,117	36,202,800	55,811,380
Repayment of notes payable-bank acceptance notes	(20,029,819)	(49,367,454)	(80,682,428)
Repurchase of common share	(36,810)	(58,735)	-
Proceeds from bond payable		-	15,946,109
Repayments of bond payable	(15,273,177)	-	-
Net cash used in financing activities	(7,532,571)	(4,431,100)	(3,500,632)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,978,737	7,981,074	(1,777,182)
Effect of exchange rate changes on cash	(8,573,384)	(7,853,389)	1,322,324
Cash and cash equivalents at beginning of period	812,277	684,592	1,139,450
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$217,630	$812,277	$684,592

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$740,873	$1,301,687	$722,948
Interest paid	$2,311,039	$3,353,344	$1,977,014
Non-cash transactions:
Appropriation to statutory reserve	$491,649	$609,621	$406,053

See accompanying notes to the consolidated financial statements

F-8

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Ossen Innovation Co., Ltd., (“Ossen Innovation” or the “Company”) formerly known as Ultra Glory International, Ltd., or Ultra Glory, is a British Virgin Islands limited liability company organized on January 21, 2010 under the BVI Business Companies Act, 2004 (the “BVI Act”). Ultra Glory was a blank check company formed for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, an operating business.

Business Combination

On July 7, 2010, Ultra Glory and its sole shareholder entered into a share exchange agreement with Ossen Innovation Materials Group, Co., Ltd, or Ossen Innovation Group, a British Virgin Islands limited liability company organized on April 30, 2010 under the BVI Act and the shareholders of Ossen Innovation Group. Pursuant to the share exchange agreement, Ultra Glory acquired from the shareholders of Ossen Innovation Group all of the issued and outstanding shares of Ossen Innovation Group, in exchange for an aggregate of 10,000,000 newly issued ordinary shares issued by Ultra Glory to the shareholders of Ossen Innovation Group. In addition, the sole shareholder of Ultra Glory sold all of the 5,000,000 ordinary shares of Ultra Glory that were issued and outstanding prior to the business combination, to the shareholders of Ossen Innovation Group for cash, at a price of $0.03 per share. As a result, the individuals and entities that owned shares of Ossen Innovation Group prior to the business combination acquired 100% of the equity of Ultra Glory, and Ultra Glory acquired 100% of the equity of Ossen Innovation Group. Ossen Innovation Group is now a wholly owned subsidiary of Ultra Glory. In conjunction with the business combination, Ultra Glory filed an amended charter, pursuant to which Ultra Glory changed its name to Ossen Innovation Co., Ltd., changed its fiscal year end to December 31 and increased its authorized shares to 100,000,000. Upon the consummation of the business combination, the company ceased to be a shell company. Ossen Innovation, together with its subsidiaries, is referred to as the “Company,” unless specific reference is made to a company or entity.

The effect of the share exchange and the share sale is such that effectively a reorganization of the entities has occurred for accounting purposes and is deemed to be a reverse acquisition.

F-9

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The share exchange acquisition is accounted for as a “reverse acquisition” since, immediately following completion of the transaction, the shareholders of Ossen Innovation Group have had effective control of Ultra Glory. For accounting purposes, Ossen Innovation Group is deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of Ultra Glory, i.e., a capital transaction involving the issuance of shares by Ultra Glory for the shares of Ossen Innovation Group. Accordingly, the combined assets, liabilities and results of operations of Ossen Innovation Group and its subsidiaries, became the historical financial statements of Ultra Glory at the closing of the share exchange, and Ultra Glory’s assets (primarily cash and cash equivalents), liabilities and results of operations is consolidated with those of Ossen Innovation Group beginning on the share exchange date. No step-up in basis or intangible assets or goodwill is recorded in this transaction. As this transaction is being accounted for as a reverse acquisition, all direct costs of the transaction is charged to additional paid-in capital. All professional fees and other costs associated with transaction were expensed. The 15,000,000 shares of Ultra Glory, subsequent to the July 7, 2010 share exchange, are presented as if they are outstanding for all periods presented, as these are held 100% by the equity owners of Ossen Innovation Group as of the share exchange and the share sale.

The Company’s Shareholders

Dr. Tang, our chairman, owns 100% of the shares of Effectual Strength Enterprises Ltd., a British Virgin Islands company, which currently owns approximately 60.0% of our outstanding ordinary shares. The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owns approximately 3.0% of our outstanding ordinary shares. The spouse of the chief executive officer of Ossen Material Research (formerly Shanghai ZFX), which is an affiliated company of ours that supplies us with raw materials, owns 100% of the shares of Gross Inspiration Development Ltd., which owns approximately 3.0% of our outstanding ordinary shares. In December 2011, 5 million shares were issued in our initial public offering. Currently we have approximately 30.2% of our ordinary shares, or 5,988,290 shares, trading on NASDAQ in the form of ADS’s. The holders of the remaining approximately 3.8% of our shares are investors that are residents of the PRC and are unaffiliated with Ossen.

F-10

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The Company’s Subsidiaries

British Virgin Islands Companies

Ossen Innovation Group, the Company’s wholly owned subsidiary, is the sole shareholder of two holding companies organized in the British Virgin Islands: Ossen Group (Asia) Co., Ltd., or Ossen Asia, and Topchina Development Group Ltd., or Topchina. All of the equity of Ossen Asia and Topchina had been held by Dr. Tang since inception. In May 2010, Dr. Tang transferred these shares to Ossen Innovation Group in anticipation of the public listing of our Company’s shares in the United States.

Ossen Asia is a British Virgin Islands limited liability company organized on February 7, 2002. Ossen Asia has one direct operating subsidiary in China, Ossen Innovation Materials Co. Ltd., or Ossen Materials. Ossen Asia owns 81% of the equity of Ossen Materials.

Topchina is a British Virgin Islands limited liability company organized on November 3, 2004. Ossen Materials and Topchina directly own an operating subsidiary in China, Ossen (Jiujiang) Steel Wire & Cable Co., Ltd., or Ossen Jiujiang. Ossen Materials owns 20.46% of the equity of Ossen Jiujiang and Topchina owns 79.54%.

Ossen Materials

Ossen Materials was formed in China on October 27, 2004 as a Sino-foreign joint venture limited liability company under the name Ossen (Maanshan) Steel Wire and Cable Co., Ltd. On May 8, 2008, Ossen Materials was restructured from a Sino-foreign joint venture limited liability company to a corporation. The name of the entity was changed at that time to Ossen Innovation Materials Co., Ltd.

Ossen Asia owns 81% of the equity of Ossen Materials. The remaining 19% is held in the aggregate by four Chinese entities, two of which are controlled by Chinese governmental entities, one of which is controlled by Zhonglu Co. Ltd., a company whose shares are listed on the Shanghai Stock Exchange, and one of which is controlled by Chinese citizens.

Through Ossen Materials, the Company has manufactured and sold plain surface PC strands, galvanized PC steel wires and PC wires in the Company’s Maanshan City, PRC, facility since 2004. The primary products manufactured in this facility are the Company’s plain surface PC strands. The primary markets for the products manufactured at the Company’s Maanshan facility are Anhui Province, Jiangsu Province, Zhejiang Province and Shanghai City, each in the PRC.

F-11

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Ossen Jiujiang

On April 6, 2005, Shanghai Ossen Investment Holdings (Group) Co., Ltd., or Ossen Shanghai, acquired a portion of the bankruptcy assets of Jiujiang Tianlong Galvanized Prestressing Steel Strand LLC, including equipment, land use rights and inventory for approximately $2.9 million. Ossen Jiujiang was formed by Ossen Shanghai in the PRC as a Sino-Foreign joint venture limited liability company on April 13, 2005. Ossen Shanghai then transferred the newly acquired assets to Ossen Jiujiang. At its inception, Ossen Jiujiang was owned by two entities: 33.3% of its equity was held by Ossen Asia and 66.7% by Ossen Shanghai. In June 2005, Ossen Shanghai transferred its entire interest in Ossen Jiujiang to Topchina in exchange for approximately $2.9 million. In October 2007, Topchina transferred 41.7% of the equity in Ossen Jiujiang to Ossen Asia for no consideration. On December 17, 2007, Ossen Asia transferred all of its shares in Ossen Jiujiang to Ossen Materials for no consideration. On December 27, 2010, the paid-in capital of Ossen Jiujiang increased from approximately $6,048,509 (RMB 50,000,000) to approximately $26,048,509 (RMB 183,271,074) and was injected by cash of approximately $20,000,000 (RMB 133,271,074) from its shareholder Topchina. Since then, 20.46% of the equity interest of Ossen Jiujiang has been held by Ossen Materials and 79.54% by Topchina. On April 9, 2014, Ossen (Jiujiang) Steel Wire & Cable Co., Ltd. changed its name to Ossen (Jiujiang) New Materials Co., Ltd.

Through Ossen Jiujiang, the company manufactures galvanized PC wires, plain surface PC strands, galvanized PC strands, unbonded PC strands, helical rib PC wires, sleeper PC wires and indented PC wires. The primary products manufactured in this facility are the company’s galvanized PC wires. The primary markets for the PC strands manufactured in the company’s Jiujiang facility are Jiangxi Province, Wuhan Province, Hunan Province, Fujian Province and Sichuan Province, each in the PRC.

F-12

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

At December 31, 2016, the subsidiaries of Ossen Innovation Co., Ltd were as follows:

Name	Domicile and Date of Incorporation	Paid-in Capital		Percentage of Effective Ownership	Principal Activities

Ossen Innovation Materials Group, Co., Ltd. (“Ossen Innovation Group”)	BVI April 30, 2010	USD	-	100%	Investments holdings

Ossen Group (Asia) Co., Ltd. ("Ossen Asia")	BVI February 7, 2002	USD	-	100%	Investments holdings

Topchina Development Group Ltd. ("Topchina")	BVI November 3, 2004	USD	-	100%	Investments holdings

Ossen Innovation Materials Co., Ltd. ("Ossen Meterials")	The PRC October 27, 2004	RMB	75,000,000	81%	Design, engineering, manufacture and sale of customized prestressed steel materials

Ossen (Jiujiang) New Materials Co., Ltd. (Formerly Ossen (Jiujiang) Steel Wire & Cable Co., Ltd.) ("Ossen Jiujiang")	The PRC April 13, 2005	RMB	183,271,074	96.11%	Design, engineering, manufacture and sale of customized prestressed steel materials

F-13

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Ossen Innovation Co., Ltd. and its subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated and combined financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates.

Non-controlling Interest

Non-controlling interests in the Company’s subsidiaries are recorded in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 810 Consolidation (“ASC 810”) and are reported as a component of equity, separate from the parent’s equity. Purchase or sale of equity interests that do not result in a change of control are accounted for as equity transactions. Results of operations attributable to the non-controlling interest are included in our consolidated results of operations and, upon loss of control, the interest sold, as well as interest retained, if any, will be reported at fair value with any gain or loss recognized in earnings.

F-14

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars (“US$” or “$”). The functional currency of the Company is Renminbi (“RMB”). The consolidated financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The resulting transaction adjustments are recorded as a component of shareholders’ equity. Gains and losses from foreign currency transactions are included in net income.

	2016	2015	2014
Year end RMB: US$ exchange rate	6.9370	6.4917	6.1460
Average yearly RMB: US$ exchange rate	6.6401	6.2288	6.1457

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

Revenue Recognition

In accordance with the ASC Topic 605, “Revenue Recognition”, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectability is reasonable assured.

The Company derives revenues from the processing, distribution and sale of own products. The Company recognizes its revenues net of value-added taxes (“VAT”). The Company is subject to VAT which is levied on the rate of 17% on the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases to the extent not refunded for export sales.

The Company will recognize revenue for domestic sales based on the terms defined in the contract as long as risk of loss has transferred to the customers and each of the criteria under ASC 605 have been met. Contracts terms may require the Company to deliver the finished goods to the customers’ location or the customer may pick up the finished goods at the Company’s factory. International sales are recognized when shipment clears customs and leaves the port.

Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2016, 2015 and 2014.

F-15

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of Sales

Cost of revenue includes direct and indirect production costs, as well as freight in and handling costs for products sold.

Selling Expenses

Selling expenses include operating expenses such as sales commissions, payroll, traveling expenses, transportation expenses and advertising expenses.

General and Administrative (“G&A”) Expenses

General and administrative expenses include management and office salaries and employee benefits, deprecation for office facility and office equipment, travel and entertainment, legal and accounting, consulting fees and other office expenses.

Research and Development

Research and development costs are expensed as incurred and totaled approximately $3,869,277, $3,404,333 and $3,914,918 for the years ended December 31, 2016, 2015 and 2014, respectively. Research and development costs are included in G&A in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to operations as incurred. Retirement benefits of $160,656, $148,232 and $140,823 were charged to operations for the years ended December 31, 2016, 2015 and 2014, respectively.

Income Taxes

The Company accounts for income taxes following the liability method pursuant to FASB ASC 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

F-16

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2015, the Company did not have a liability for unrecognized tax benefits.

The Company has not provided for income taxes on accumulated earnings amounting $54,590,589 that are subject to the PRC dividend withholding tax as of December 31, 2016, since these earnings are intended to be permanently reinvested.

Value-Added Tax (“VAT”)

Enterprises or individuals, who sell commodities, engage in repair and maintenance or import or export goods in the PRC are subject to a value added tax in accordance with Chinese Laws. The VAT standard rate is 17% of the gross sale price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on the sales of the finished products.

Statutory Reserve

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to provide for certain statutory reserves, namely (i) General Reserve Fund, (ii) Enterprise Expansion Fund and (iii) Staff Welfare and Bonus Fund, which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign enterprise (“WOFE”) is required to allocate at least 10% of its annual after-tax profit to the General Reserve Fund until the balance of such fund has reached 50% of its respective registered capital. A non-wholly-owned foreign invested enterprise is permitted to provide for the above allocation at the discretion of its board of directors. Appropriations to the Enterprise Expansion Fund and Staff Welfare and Bonus Fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

As a result, $491,649, $609,621 and $406,053 have been appropriated to the accumulated statutory reserves by the Company’s PRC subsidiaries for the years ended December 31, 2016, 2015 and 2014 respectively.

F-17

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income

Comprehensive income is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated comprehensive income consists of foreign currency translation. The Company presents comprehensive income (loss) in accordance with ASC Topic 220, “Comprehensive Income”. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements.

Cash and Cash Equivalents

For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. The Company maintains no bank account in the United States of America. The Company maintains its bank accounts in Mainland China and Hong Kong. Balances at financial institutions or state-owned banks within the Mainland China are not covered by insurance. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. According to the rules of Hong Kong Deposit Protection Board, in case a member bank of Deposit Protection Scheme (“DPS”) fails, the DPS will pay compensation up to a maximum of HK$500,000 to each depositor of the failed Scheme member.

Restricted Cash

Restricted cash represents amounts held by a bank as security for bank acceptance notes and therefore is not available for the Company’s use until such time as the bank acceptance notes have been fulfilled or expired, normally within twelve month period.

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

F-18

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

• Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

• Level 2—defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

• Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable, other payables and accrued liabilities, short-term bank loans, and bond payable.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other current assets and liabilities approximate fair value because of the short term nature of these items. The estimated fair values of short-term bank loans were not materially different from their carrying value as presented due to the short maturities and that the interest rates on the borrowing approximate those that would have been available for loans of similar remaining maturity and risk profile. As the carrying amounts are reasonable estimates of the fair value, these financial instruments are classified within Level 1 of the fair value hierarchy.

The Company identified bond payable as a Level 2 instrument due to the fact that its value can be determined based on similar bonds that are publicly traded and the inputs to the valuation are primarily based upon readily observable pricing information. The balance of bond payable, which was measured and disclosed at fair value, was nil and $15,273,177 at December 31, 2016 and 2015, respectively.

Earnings per share

The Company calculates earnings per share in accordance with ASC Topic 260, “Earnings per Share.” Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive.

F-19

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $985,990 and $738,101 at December 31, 2016 and 2015, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. At December 31, 2016 and 2015, the Company has $120,347 and nil reserve for inventories.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $46,729,285 and $55,730,089 at December 31, 2016 and 2015, respectively. Among the balance of $46,729,285, the aging of $13,112,588 was within 60 days, $25,460,073 was between 60-90 days and $8,156,624 was over 90 days. No allowance was provided for the prepayments balance at December 31, 2016.

Customer Deposits

Customer deposits consist of amounts paid to the Company in advance for the sale of products in the PRC. The Company receives these amounts and recognizes them as a current liability until the revenue can be recognized when the goods are delivered. The balance of customer deposits was $135,903 and $309,147 at December 31, 2016 and 2015, respectively.

F-20

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets.

Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives are as follows:

Plant, buildings and improvements	5 ~ 20 years
Machinery and equipment	5 ~ 20 years
Motor vehicles	5 years
Office Equipment	5 ~ 10 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

Land Use Rights

According to the PRC laws, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. The land use rights granted to the Company are being amortized using the straight-line method over the lease term of fifty years.

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2016, 2015 and 2014.

F-21

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segments and Related Information

ASC 280-10-50, “Operating Segments”, define the characteristics of an operating segment as a) being engaged in business activity from which it may earn revenue and incur expenses, b) being reviewed by the company's chief operating decision maker (CODM) for decisions about resources to be allocated and assess its performance and c) having discrete financial information. Although we indeed look at our product to analyze the nature of our revenue, other financial information, such as certain costs and expenses and net income are not captured or analyzed by these categories. Therefore discrete financial information is not available by product line and we have no CODM to make resource allocation decisions or assess the performance of the business based on these categories, but rather in the aggregate. Based on this, Management believes that it operates in one business segment.

In the analysis of product lines as potential operating segments, management also considered ASC 280-10-50-11, “Aggregation Criteria”, which allows for the aggregation of operating segments if the segments have similar economic characteristics and if the segments are similar in each of the following areas:

•The nature of the products and services;

•The nature of the production processes;

•The type or class of customer for their products and services;

•The methods used to distribute their products or provide their services; and

•The nature of the regulatory environment, if applicable.

We are engaged in the business of manufacturing and selling steel materials. Our manufacturing process is essentially the same for the entire Company and is performed in house at our facilities in China. Our customers primarily consist of entities in the steel industry. The distribution of our products is consistent across the entire Company. In addition, the economic characteristics of each customer arrangement are similar in that we maintain policies at the corporate level.

F-22

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Related Party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the followings: a) affiliate, a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) principle owner, the owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; d) other parties that has ability to significant influence the management or operating policies of the entity.

FASB issued authoritative guidance that clarifies considerations relating to the consolidation of certain entities. The guidance requires identification of the Company’s participation in variable interest entities (“VIE”), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operation on a standalone basis, or whose equity holders lack certain characteristics of a controlling financial interest. That, for entities identified as a VIE, the guidance sets forth a model to evaluate potential consolidation based on a assessment of which party to a VIE, if any, bears a majority of the exposure to expected losses, or stand to gain from majority of its expected returns. The guidance also sets forth certain disclosure regarding interests in a VIE that are deemed significant even if consolidation is not required. This item is discussed in further detail in Note 10 – Related Party Transactions.

Economic and Political Risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Exchange Risk

The Company cannot guarantee that the current exchange rate will remain steady, therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of a fluctuating exchange rate actually post higher or lower profit depending on exchange rate of PRC Renminbi (RMB) converted to U.S. dollars on the date. The exchange rate could fluctuate depending on changes in the political and economic environments without notice.

F-23

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes Step 2 from the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. Public business entity that is a U.S. Securities and Exchange Commission filer should adopt the amendments in this ASU for its annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of the adoption of ASU 2017-04 on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-18 on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-15 on our consolidated financial statements.

F-24

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In April 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions. The areas for simplification in ASU 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. We are currently evaluating the impact of the adoption of ASU 2016-09 on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this update eliminate the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities. For public business entities, the amendments in ASU 2016-01 are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Except for the early application guidance discussed in ASU 2016-01, early adoption of the amendments in this update is not permitted. We do not expect the adoption of ASU 2016-01 to have a material impact on our consolidated financial statements.

F-25

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 3 – CONCENTRATION

Concentration of major customers and suppliers:

	Year ended December 31,
	2016		2015		2014

Major customers with revenues of more than 10% of the Company’s sales
Company A (3rd Party)	$51,033,356	44%	$26,720,983	23%	$-	-
Company B (3rd Party)	11,802,981	10%	19,159,563	16%	-	-
Company C (3rd Party)	-	-	-	-	17,880,306	14%
Company D (3rd Party)	11,962,597	10%	14,280,544	12%	24,915,113	20%
Company E (3rd Party)	-	-	17,831,266	15%	20,361,459	17%
Company F (3rd Party)	-	-	-	-	15,503,953	13%
Total Revenues	$74,798,934	64%	$77,992,356	66%	$78,660,831	64%

	Year ended December 31,
	2016		2015		2014
Major suppliers with purchases of more than 10% of the Company’s purchases
Company X (3rd Party)	$-	-	$22,137,683	21%	$20,021,833	19%
Company Y (3rd Party)	61,496,533	61%	36,094,431	35%	54,268,855	51%
Company U (3rd Party)	-	-	11,729,136	11%	-	-
Company V (3rd Party)	31,553,260	31%	30,382,342	29%	12,919,182	12%
Total Purchase	$93,049,793	92%	$100,343,592	96%	$87,209,870	82%

Accounts receivable related to the Company’s major customers comprised 60% and 27% of all accounts receivable as of December 31, 2016 and 2015, respectively.

Accounts payable related to the Company’s major suppliers comprised 34% and nil of all accounts payable as of December 31, 2016 and 2015, respectively.

F-26

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable is net of allowance for doubtful accounts.

	December 31,
	2016	2015

Accounts receivable	$38,284,455	$43,986,075
Less: allowance for doubtful accounts	(985,990)	(738,101)
Accounts receivable, net	$37,298,465	$43,274,974

Changes in the allowance for doubtful accounts are as follows:

	December 31,
	2016	2015

Beginning balance	$738,101	$1,874,330
Provision/(Reverse) for doubtful accounts	247,889	(1,136,229)
Ending balance	$985,990	$738,101

NOTE 5 – INVENTORIES

	December 31,
	2016	2015

Raw materials	$24,777,049	$26,474,521
Work-in-progress	241,135	168,612
Finished goods	1,101,345	633,088
Less: reserve for inventories.	(120,347)	-
Inventories, net	$25,999,182	$27,276,221

F-27

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 6 – NOTES RECEIVABLE

Bank acceptance notes:

	December 31,
	2016	2015

Due April 28, 2017	$7,207,727	$-
Due March 30, 2017, subsequently settled on due date	2,883,091	-
Due March 13, 2017, subsequently settled on due date	1,441,545	-
Due February 18, 2017, subsequently settled on due date	1,441,545	-
Due January 21, 2017, subsequently settled on due date	2,306,473	-
Due May 20, 2016, subsequently settled on due date	-	2,618,727
Due March 22, 2016, subsequently settled on due date	-	1,540,429
Due March 22, 2016, subsequently settled on due date	-	1,540,429
Due January 28, 2016, subsequently settled on due date	-	770,214
Due January 3, 2016, subsequently settled on due date		1,540,429
Total	$15,280,381	$8,010,228

Notes receivable are received from customers for the purchase of the Company’s products and are issued by financial institutions that entitle the Company to receive the full face mount from the financial institution at maturity, which bears no interest and generally ranges from three to six months from the date of issuance.

NOTE 7 – OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,
	2016	2015

VAT deductible	$-	$537,137
Guarantee fee	-	154,043
Other receivables	197,319	223,861
	$197,319	$915,041

F-28

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2016	2015
At Cost:
Plant and buildings	$3,853,080	$4,117,383
Machinery and equipment	13,881,331	14,833,525
Motor vehicles	291,682	311,690
Office equipment	117,507	118,641
	18,143,600	19,381,239
Less: Accumulated depreciation
Plant and buildings	(2,396,424)	(2,314,191)
Machinery and equipment	(10,923,184)	(11,114,880)
Motor vehicles	(278,494)	(286,410)
Office equipment	(98,435)	(108,582)
	(13,696,537)	(13,824,063)
Construction- in-progress	-	-
Property, plant and equipment, net	$4,447,063	$5,557,176

Unrealized foreign exchange translation gain/(loss) for the year ended December 31, 2016, 2015 and 2014 was ($323,040), ($329,926) and $66,536, respectively, which has been included in other comprehensive income/(loss). Depreciation expense for the years ended December 31, 2016 2015 and 2014was $793,844, $1,317,119 and $$1,430,997, respectively.

As of December 31, 2016 and 2015,

1)	A net book value of $826,419 and nil, respectively, were used as collateral for the Company’s long-term bank loans.
2)	A net book value of $3,620,644 and $1,803,192, respectively, of property were used as collateral for the short-term bank loan borrowed by a related party.

F-29

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 9 – LAND USE RIGHTS

Land use rights consist of the following:

	December 31,
	2016	2015

Cost of land use rights	$4,442,117	$4,746,825
Less: Accumulated amortization	(870,934)	(835,741)
Land use rights, net	$3,571,183	$3,911,084

Unrealized foreign exchange translation gain/(loss) for the year ended December 31, 2016, 2015 and 2014 was ($247,088), ($221,323) and $33,781, respectively, which has been included in other comprehensive income/(loss). Amortization expense for the years ended December 31, 2016, 2015 and 2014 was $89,911, $98,941 and $100,282, respectively. As of December 31, 2016 and 2015,

1)	A net book value of $2,276,443 and nil, respectively, were used as collateral for the Company’s long-term bank loans.
2)	A net book value of nil and $2,491,924, respectively, were used as collateral for the Company’s short-term bank loans.
3)	A net book value of $1,294,740 and $1,419,160, respectively, were used as collateral for the short-term bank loan borrowed by a related party.

Amortization expense for the next five years and thereafter is as follows:

2017	$88,842
2018	88,842
2019	88,842
2020	88,842
2021	88,842
Thereafter	3,126,973
Total	$3,571,183

F-30

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 10 – RELATED PARTY TRANSACTIONS

(a)	Names and Relationship of Related Parties:

Existing Relationship with the Company
Dr. Tang	Chairman and controlling shareholder of the Company
Shanghai Ossen Material Research Insititute Co., Ltd. (Formerly Shanghai Zhengfangxing Steel Co., Ltd.) (“Ossen Material Research”)	Under common control of Dr. Tang
Shanghai Ossen Investment Co., Ltd. (“SOI”)	Under common control of Dr. Tang
Shanghai Ossen Investment Holdings (Group) Co., Ltd. (“Ossen Shanghai)	Under common control of Dr. Tang and Dr. Tang is the President
Shanghai Pujiang Cable Co., Ltd. (“Shanghai Pujiang”) Zhejiang Pujiang Cable Co., Ltd. (“Zhejiang Pujiang”)	Subsidiary of Ossen Shanghai since September 2010 Subsidiary of Shanghai Pujiang since December 2010

(b)	Summary of Balances with Related Party:

	December 31,
	2016	2015
Due to related party:
Ossen Material Research	$3,886	$65,769
	$3,886	$65,769

The balance of due to related party arises from the purchase of raw materials paid by Ossen Material Research on behalf of the Company.

	December 31,
	2016	2015
Due to shareholder:
Dr. Tang	$307,499	$282,499
	$307,499	$282,499

Dr. Tang is the chairman and controlling interest shareholder of the Company. From time to time, Dr. Tang paid operating expenses on behalf of the Company to assist with the Company’s cash needs for business purposes.

F-31

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions:

		December 31,
		2016	2015	2014
	Ossen Material Research provided guarantee for the bank loans borrowed by the Company	$-	$5,186,623	$813,536
	Ossen Material Research provided guarantee together with Ossen Shanghai and Dr. Tang for the short-term bank loans borrowed by the Company	$-	$2,515,520	$1,627,075
Ossen Material Research	Ossen Material Research provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company	$1,297,391	$4,159,157	$5,694,761
	Ossen Material Research provided guarantee for the notes payable issued by the Company	$-	$-	$14,806,378
	The Company provided guarantee for the short-term bank loans borrowed by Ossen Material Research	$70,635,721	$32,348,999	$4,881,224
	The Company provided guarantee for the notes payable issued by Ossen Material Research	$-	$12,323,428	$-

	SOI provided guarantee for the short-term bank loans borrowed by the Company	$-	$-	$1,627,075
SOI	SOI provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company	$-	$-	$3,254,149

F-32

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(c)	Summary of Related Party Transactions (Continued):

Ossen Shanghai	Ossen Shanghai provided guarantee together with Ossen Material Research and Dr. Tang for the short-term bank loans borrowed by the Company	$-	$2,515,520	$1,627,075
	The Company provided guarantee for the short-term bank loans borrowed by Ossen Shanghai	$28,542,598	$7,702,143	$-
	The Company provided guarantee for the notes payable issued by Ossen Shanghai	$2,162,318	$1,540,429	$-

Shanghai Pujiang	The Company provided guarantee for the short-term bank loans borrowed by Shanghai Pujiang	$59,824,131	$16,944,714	$15,457,208
	The Company provided guarantee for the notes payable issued by Shanghai Pujiang	$7,207,727	$34,081,982	$21,314,676

F-33

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(c)	Summary of Related Party Transactions (Continued):

In accordance with ASC 810-10, “Consolidation”, the Company first evaluated that none of the related parties met the scope exceptions as outlined in the guidance. The Company then had to determine if it hold any variable interest in the related parties. The Company determined to have a variable interest in Shanghai Pujiang, Ossen Material Research and Ossen Shanghai because the Company guarantees $59,824,131 of the outstanding short term debt and $7,207,727 of notes payable of Shanghai Pujiang, $70,635,721 of the outstanding short term debt of Ossen Material Research and $28,542,598 of the outstanding short term debt and $2,162,318 of notes payable of Ossen Shanghai. Next, the Company evaluated if Shanghai Pujiang, Ossen Material Research or Ossen Shanghai are variable interest entities. Using both qualitative and quantitative analysis, the Company does not have the power to direct Shanghai Pujiang, Ossen Material Research and Ossen Shanghai’s activities that significantly impact their economic performance and does not have the obligation to absorb losses or the right to receive benefits from the entities. Thus, the Company is not the primary beneficiary of Shanghai Pujiang, Ossen Material Research and Ossen Shanghai. As a result, the Company determined Shanghai Pujiang, Ossen Material Research and Ossen Shanghai were not variable interest entities that require consolidation as defined in ASC 810. The Company determined Dr. Tang to be the primary beneficiary of Shanghai Pujiang, Ossen Material Research and Ossen Shanghai because Dr. Tang is most closely associated with the Shanghai Pujiang, Ossen Material Research and Ossen Shanghai. Dr. Tang had the power to direct the activities of Shanghai Pujiang, Ossen Material Research and Ossen Shanghai that most significantly impact its economic performance and has the obligation to absorb losses of Shanghai Pujiang, Ossen Material Research and Ossen Shanghai that could potentially be significant or the right to receive benefits from the related parties that could potentially be significant.

The Company also evaluated the remaining related parties and affiliated entities under ASC 810 and because the Company does not guarantee the debt, the holders of the equity were at risk and therefore determined to be the primary beneficiary and these entities are not variable interest entities that require consolidation.

NOTE 11 – OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the following:

	December 31,
	2016	2015
Other taxes payable	$488,712	$111,584
Accrued payroll & welfare	32,014	14,175
Accrued expense & liability	1,181,143	967,234
Interest payable	-	551,987
Others	38,605	24,690
	$1,740,474	$1,669,670

F-34

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 12 – NOTES PAYABLE

Bank acceptance notes:	December 31,
	2016	2015
Due December 27, 2017	$720,773	$-
Due August 21,2017	1,441,545	-
Due June 22, 2017	720,773	-
Due June 22, 2017	648,695	-
Due April 19, 2017	720,773	-
Due March 11,2017, subsequently repaid on due date	720,773	-
Due January 25, 2017, subsequently repaid on due date	1,441,545	-
Due January 25, 2017, subsequently repaid on due date	1,441,545	-
Due January 25, 2017, subsequently repaid on due date	1,441,545	-
Due January 25, 2017, subsequently repaid on due date	288,309	-
Due June 14, 2016, subsequently repaid on due date	-	1,540,429
Due June 14, 2016, subsequently repaid on due date	-	1,540,429
Due June 14, 2016, subsequently repaid on due date	-	1,540,429
Due April 18, 2016, subsequently repaid on due date	-	1,386,383
Due January 15, 2016, subsequently repaid on due date	-	1,540,429
Due January 14, 2016, subsequently repaid on due date	-	1,540,429
Due January 14, 2016, subsequently repaid on due date	-	1,540,429
Due January 14, 2016, subsequently repaid on due date	-	1,078,300
Due January 14, 2016, subsequently repaid on due date	-	770,214

Total	$9,586,276	$12,477,471

The interest-free notes payable, ranging from six months to one year from the date of issuance, are secured by $6,703,242and $8,780,433 restricted cash, as of December 31, 2016 and 2015, respectively.

All the notes payable are subject to bank charges of 0.05% of the principal amount as commission on each loan transaction.

F-35

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 13 – SHORT TERM BANK LOANS

Short-term loans are summarized as follows:

	Bank Name	Interest Rate per Annum	December 31,
			2016	2015
Due on December 27, 2017,	Anhui Rural Commercial Bank (“ARCB”) Ma An Shan Branch	6.276%	$1,782,471	$-
Due on December 14, 2017,	China Construction Bank (“CCB”) Jiu Jiang Branch	4.40%	2,306,472	-
Due on November 20, 2017, guaranteed by Dr. Tang,	Agricultural Bank of China (“ABC”) Jiu Long Branch	5.873%	2,594,782	-
Due on November 2, 2017,	CCB Jiu Jiang Branch	4.40%	720,773	-
Due on November 1, 2017, guaranteed by Ossen Material Research and Dr. Tang,	ABC Jiu Long Branch	5.873%	720,773	-
Due on August 19, 2017, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party	ARCB Ma An Shan Branch	6.78%	4,324,636	-
Due on June 27, 2017,	Anhui Commercial Bank (“ACB”) Fei Cui Branch	6.00%	1,347,845	-
Due on May 19, 2017,	ACB Fei Cui Branch	6.00%	1,441,545	-
Due on May 17, 2017, guaranteed by export order	ARCB Ma An Shan Branch	6.60%	140,551	-
Due on May 10, 2017, guaranteed by export order	ARCB Ma An Shan Branch	6.60%	95,142	-
Due on April 27, 2017, guaranteed by export order	ARCB Ma An Shan Branch	6.60%	147,038	-
Due on April 25, 2017, guaranteed by Ossen Material Research and Dr. Tang,	ABC Jiu Long Branch	5.873%	576,618	-
Due on March 28, 2017, guaranteed by export order subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	207,582	-
Due on March 7, 2017, guaranteed by export order subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	145,596	-
Due on February 9, 2017, guaranteed by export order subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	119,648	-
Due on January 4, 2017, guaranteed by export order subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	245,063	-

F-36

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			2015	2014
Due on December 24, 2016, guaranteed by Dr. Tang, subsequently repaid on due date	ABC Jiu Long Branch	5.44%	$-	$2,772,771
Due on December 2, 2016, guaranteed by Ossen Material Research and Dr. Tang, subsequently repaid on due date	CCB Jiu Jiang Branch	4.40%	-	3,388,943
Due on December 1, 2016, guaranteed by Ossen Material Research and collateral by the Company’s LUR, subsequently repaid on due date	ARCB Ma An Shan Branch	6.216%	-	5,186,623
Due on November 3, 2016, guaranteed by Ossen Material Research and Dr. Tang, subsequently repaid on due date	ABC Jiu Long Branch	5.87%	-	770,214
Due on June 29, 2016, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	ACB Fei Cui Branch	7.80%	-	1,540,429
Due on June 6, 2016, guaranteed by Ossen Material Research, Ossen Shanghai and Dr. Tang, subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	-	2,515,520
Due on April 16, 2016, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	ACB Fei Cui Branch	6.95%	-	1,540,429

Total			$16,916,535	$17,714,928

All short term bank loans are obtained from local banks in China and are repayable within one year.

The average annual interest rate of the short-term bank loans was 6.105% and 6.182% as of December 31, 2016 and 2015, respectively. Interest expense, included in the financial expenses in the statement of operations, was $1,070,192 $1,017,345 and $1,943,115 for the years ended December 31, 2016, 2015 and 2014, respectively. The Company was in compliance of their financial covenants at December 31, 2016 and 2015, respectively.

F-37

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 14 – LONG TERM BANK LOANS

	Bank Name	Interest Rate per Annum	December 31,
			$ 2016	$ 2015
Due on August 30, 2019, collateral by the Company’s LUR	Anhui Commercial Bank (“ACB”) Hui Tong Branch	8.00%	$7,207,727	$—
Total			$7,207,727	$—

Interest expense, included in the financial expenses in the statement of operations, was $225,900, nil and nil for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 15 – BOND PAYABLE

	Interest rate	December 31,
		2016			2015
		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Due September 4, 2016, subsequently repaid on due date	10.75%	-	-	-	-	15,273,177	-

Total bond payable		$-	-	-	$-	15,273,177	-

On September 4, 2014, the Company issued Corporate Bond to borrow RMB 100,000,000 from Guo Yuan Securities Co. Ltd. The maturity date is September 4, 2016 and the interest rate was 10.75%, no principal payments are required prior to maturity. The Company repaid bond payable on due date and the interest expense, included in the financial expenses in the statement of operations, was $1,343,019, $2,172,228 and $610,571 for the years ended December 31, 2016, 2015 and 2014, respectively.

F-38

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 16 – STOCK REPURCHASE PROGRAM

In May 2015, the Company’s Board of Directors approved a share repurchase program for up to a total of 500,000 shares of the Company's American Depositary Receipts ("ADSs") through May 2016. Shares may be repurchased in the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. During the year ended December 31, 2016, the Company repurchased 37,680 shares of ordinary shares from the secondary market. In connection with the transaction, the Company paid approximately $36,810.

NOTE 17 – EARNINGS PER SHARES

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	December 31,
	2016	2015	2014

Net income attribute to the Company	$4,823,973	$5,896,804	$3,858,876

Weighted average ordinary shares outstanding - basic and diluted	19,804,164	19,862,537	19,901,959

Basic and diluted earnings per share	$0.24	$0.30	$0.19

F-39

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 18 – INCOME TAX

BVI

Ossen Innovation Co., Ltd, Ossen Innovation Group, Ossen Asia and Topchina are registered in the British Virgin Island and are exempt from income tax.

The PRC

According to the relevant laws and regulations in the PRC, foreign invested enterprises established prior to January 1, 2008 are entitled to full exemption from income tax for two years beginning with the first year in which such enterprise is profitable and a 50% income tax reduction for the subsequent three years. Ossen Materials was entitled to an exemption during the two years ended December 31, 2006 and was subject to a 50% income tax reduction during the three years ended December 31, 2009. Starting from January 1, 2010, Ossen Materials enjoys a tax rate of 15% as it is considered as a High and New Technology Enterprise by the PRC government. Ossen Jiujiang was entitled to the CIT exemption during the two years ended December 31, 2008, was subject to a 50% income tax reduction during the three years ended December 31, 2011. Starting from January 1, 2012, Ossen Jiujiang enjoys a tax rate of 15% as it is considered as a High and New Technology Enterprise by the PRC government.

Enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2016, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2016, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax The Company has analyzed the applicability of this law, as of December 31, 2016, and the Company has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

PRC tax law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008. There were no dividends distributed in the years ended December 31, 2016 and 2015.

F-40

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 18 – INCOME TAX-(CONTINUED)

Income tax expenses consist of the following:

	Year Ended December 31,
	2016	2015	2014
Current	$910,231	$1,018,143	$745,338
Deferred	15,817	162,024	(166,611)
Income tax expenses	$926,048	$1,180,167	$578,727

Reconciliation from the expected income tax expenses calculated with reference to the statutory tax rate in the PRC of 25% is as follows:

	Year Ended December 31,
	2016	2015	2014
Computed "expected" income tax expenses	$1,562,382	$1,948,393	$1,178,571
Effect on tax incentive / holiday	(653,029)	(982,104)	(726,615)
Non-deductable expense	16,695	213,878	126,771
Income tax expenses	$926,048	$1,180,167	$578,727

Components of net deferred tax assets are as follows:

	December 31,
	2016	2015	2014

Provision of doubtful accounts	$147,899	$110,715	$281,150
Reserve for inventories	18,052	-	-
Provision of interest expense	-	82,798	87,455
	$165,951	$193,513	$368,605

The deferred tax assets balance of $165,951, $193,513 and $368,605 at December 31, 2016, 2015and 2014 respectively are included in other current assets in the accompanying consolidated balance sheets.

F-41

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 19 – GEOGRAPHICAL SALES AND SEGMENTS

Our management does not capture financial information or utilize operating segments to make decisions about the business. Management believes that it operates in one business segment. However, our management does rely on sales by geographical area as useful information in managing the business.

Information for the Company’s sales by geographical area for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Year Ended December 31,
	2016	2015	2014

Domestic Sales	$112,119,286	$110,109,028	$115,256,175
International Sales	4,909,868	7,799,388	8,315,280
	$117,029,154	$117,908,416	$123,571,455

NOTE 20 – SUBSEQUENT EVENTS

We have evaluated all events or transactions that occurred after December 31, 2016 up through the date we issued the consolidated financial statements.

F-42

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
SCHEDULE I
CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD

CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2015

	December,31
	2016	2015
ASSETS
Current Assets
Cash	$3,461	$81,493
Due from related party	20,000,000	20,000,000
Total Current Assets	20,003,461	20,081,493
Investments in subsidiaries	71,766,984	73,637,980
TOTAL ASSETS	$91,770,445	$93,719,473

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Other payables and accrued liabilities	$1,148,906	$934,997
Due to shareholder	307,499	282,499
Total Current Liabilities	1,456,405	1,217,496
TOTAL LIABILITIES	$1,456,405	$1,217,496

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,791,110 and 19,828,790 shares outstanding as of December 31, 2016 and 2015, respectively	$200,000	$200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	6,123,022	5,631,373
Retained earnings	54,590,589	50,258,265
Accumulated other comprehensive income/(loss)	(4,378,873)	2,596,227
Treasury stock, at cost: 208,890 and 171,210 shares as of December 31, 2016 and 2015, respectively	(192,153)	(155,343)
TOTAL SHAREHOLDERS’ EQUITY	90,314,040	92,501,977
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$91,770,445	$93,719,473

F-43

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
SCHEDULE I
CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD CONDENSED STATEMENTS

OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Year Ended December,31
	2016	2015	2014

REVENUES	$-	$-	$-
COST OF GOODS SOLD	-	-	-
GROSS PROFIT	-	-	-
Selling expenses	-	-	-
General and administrative expenses	279,893	198,753	201,439
Total Operating Expenses	279,893	198,753	201,439

LOSS FROM OPERATIONS	(279,893)	(198,753)	(201,439)
Financial expenses, net	184	272	219
Equity in income of subsidiaries	5,104,050	6,095,829	4,060,534
INCOME BEFORE INCOME TAX	4,823,973	5,896,804	3,858,876
INCOME TAX	-	-	-
NET INCOME	4,823,973	5,896,804	3,858,876
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain (loss)	(6,975,100)	(5,829,470)	779,135
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(6,975,100)	(5,829,470)	779,135

COMPREHENSIVE INCOME	$(2,151,127)	$67,334	$4,638,011

F-44

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
SCHEDULE I
CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD CONDENSED

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2016, 2015 AND 2014

	Year Ended December,31
	2016	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,823,973	$5,896,804	$3,858,876
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(5,104,050)	(6,095,829)	(4,060,534)
Other payables and accrued liabilities	213,909	132,938	156,249
Due to shareholder	25,000	182,499	50,000
Net cash provided by / (used in) operating activities	(41,168)	116,412	4,591

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by / (used in) investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Treasury stock purchased	(36,810)	(58,735)	-
Net cash provided by / (used in) financing activities	(36,810)	(58,735)	-

INCREASE / (DECREASE) IN CASH	(77,978)	57,677	4,591
Effect of exchange rate changes on cash	(54)	54	-
Cash at beginning of period	81,493	23,762	19,171
CASH AT END OF PERIOD	$3,461	$81,493	$23,762

F-45

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2017	2016
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$742,415	$217,631
Restricted cash	6,022,841	6,703,242
Notes receivable – bank acceptance notes	7,256,367	15,280,381
Accounts receivable, net of allowance for doubtful accounts of $1,053,219 and $985,990 at March 31, 2017 and December 31,2016, respectively	48,514,649	37,298,465
Inventories	16,403,361	25,999,182
Advance to suppliers	55,536,112	46,729,285
Other current assets	216,897	197,319
Total Current Assets	134,692,642	132,425,505
Property, plant and equipment, net	4,307,145	4,447,063
Land use rights, net	3,572,923	3,571,184
TOTAL ASSETS	$142,572,710	$140,443,752

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$8,925,332	$9,586,276
Short-term bank loans	17,030,694	16,916,535
Accounts payable	3,020,452	1,504,863
Customer deposits	333,668	135,903
Income tax payable	382,107	594,795
Other payables and accrued expenses	2,023,126	1,740,474
Due to related party	3,912	3,886
Due to shareholder	347,499	307,499
Total Current Liabilities	32,066,790	30,790,231
Long-term bank loans	7,256,367	7,207,727
TOTAL LIABILITIES	39,323,157	37,997,958

EQUITY
Shareholders' Equity
Ordinary shares, $0.01par value: 100,000,000 shares authorized, 20,000,000 shares issued; 19,791,110 shares outstanding as of March 31, 2017 and December 31, 2016, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	6,147,452	6,123,022
Retained earnings	54,615,873	54,590,589
Treasury stock, at cost: 171,210 shares as of March 31, 2017 and December 31, 2016, respectively	(192,153)	(192,153)
Accumulated other comprehensive income	(3,677,790)	(4,378,873)
TOTAL SHAREHOLDERS' EQUITY	91,064,837	90,314,040
Non-controlling interest	12,184,716	12,131,754
TOTAL EQUITY	103,249,553	102,445,794
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$142,572,710	$140,443,752

F-46

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31,
	2017	2016

REVEUNUES	$25,582,538	$30,087,939
COST OF GOODS SOLD	23,809,907	26,960,453
GROSS PROFIT	1,772,631	3,127,486
Selling expenses	152,018	232,226
General and administrative expenses	1,119,428	1,367,866
Total Operating Expenses	1,271,446	1,600,092

INCOME FROM OPERATIONS	501,185	1,527,394
Financial expenses, net	(406,513)	(837,473)
Other income, net	7,254	33,179
INCOME BEFORE INCOME TAX	101,926	723,100
INCOME TAX BENEFIT (EXPENSES)	750	(144,214)
NET INCOME	102,676	578,886
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST
	52,962	116,882
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST
	49,714	462,004
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	701,083	701,863
TOTAL OTHER COMPREHENSIVE INCOME
	701,083	701,863
COMPREHENSIVE INCOME	$750,797	$1,163,867

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.003	$0.02
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,791,110	19,828,790

F-47

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$102,676	$578,886
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	183,562	237,148
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(11,216,183)	(10,416,914)
Inventories	9,595,821	6,351,643
Advance to suppliers	(8,806,827)	(6,708,129)
Other current assets	(19,578)	524,099
Notes receivable - bank acceptance notes	8,024,013	8,010,228
Increase (Decrease) In:
Accounts payable	1,515,589	(1,036,275)
Customer deposits	197,764	236,563
Income tax payable	(212,688)	142,367
Other payables and accrued expenses	282,652	1,304,460
Due to related party	—	(65,769)
Due to shareholder	40,000	—
Net cash used in operating activities	(313,199)	(841,693)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	—	(3,031)
Net cash used in investing activities	—	(3,031)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease / (Increase) in restricted cash	680,400	(2,383,538)
Proceeds from short-term bank loans	722,976	530,540
Repayments of short-term bank loans	(722,976)	(531,020)
Proceeds from notes payable-bank acceptance notes	4,645,626	8,714,930
Repayment of notes payable-bank acceptance notes	(5,371,505)	(6,421,527)
Net cash used in financing activities	(45,479)	(90,615)

DECREASE IN CASH AND CASH EQUIVALENTS	(358,677)	(935,339)
Effect of exchange rate changes on cash	883,461	1,012,546
Cash and cash equivalents at beginning of period	217,631	812,277
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$742,415	$889,484

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$225,114	$195,274
Interest paid	$359,529	$674,865
Non-cash transactions:
Appropriation to statutory reserve	$19,502	$69,344

F-48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

America-Asia Diabetes Research Foundation

We have audited the accompanying consolidated balance sheets of America-Asia Diabetes Research Foundation and Subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity (deficiency) and consolidated statements of cash flows for the years then ended. America-Asia Diabetes Research Foundation’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of America-Asia Diabetes Research Foundation and Subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit, has incurred continued losses from operations, and has a working capital deficiency at December 31, 2016. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding this matter are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to successfully obtain the alternative forms of financing specified in Note 2 and/or achieve operating profitability, there could be a material adverse effect on the Company.

/s/ Friedman

New York, New York

June 22, 2017

F-49

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31	December 31,	March 31,
	2016	2015	2017
			(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$325,406	$2,792,374	$2,088,481
Short-term investment - time deposits	-	81,444	-
Accounts receivable, net	132,988	1,167	136,716
Accounts receivables - related parties	586,196	-	325,859
Other receivables	208,636	39,927	210,248
Other receivables - related party	-	318,493	-
Inventories, net	155,590	295,211	128,642
Advance to vendors	117,181	256,329	109,431
Prepaid and other current assets	21,115	89,627	17,971
TOTAL CURRENT ASSETS	1,547,112	3,874,572	3,017,348

PROPERTY AND EQUIPMENT, NET	315,110	558,741	293,400

OTHER ASSETS
Intangible assets, net	8,606,942	39,936	8,668,691
Investment in unconsolidated subsidiary, net at cost	-	46,230	-
Deposits	26,920	127,045	19,790
TOTAL OTHER ASSETS	8,633,862	213,211	8,688,481

TOTAL ASSETS	$10,496,084	$4,646,524	$11,999,229

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES
Short term loan - bank	$575,972	$770,500	$435,252
Short term loans - other	4,319,790	4,623,000	2,176,240
Accounts payable	28,330	13,598	19,258
Other payables and accrued liabilities	4,904,854	546,393	1,159,510
Other payables - related parties	4,429,354	397,316	330,985
Customer deposits	635,455	2,246,066	586,058
Investment payable	18,888,317	19,755,188	-
TOTAL CURRENT LIABILITIES	33,782,072	28,352,061	4,707,303

OTHER LIABILITIES
Deferred rent liabilities	-	129,413	-

TOTAL LIABILITIES	33,782,072	28,481,474	4,707,303

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIENCY)
Common stock, $1.00 par value, 1,000,000 shares authorized, 14,078, 10,000, and 29,976 shares
issued and outstanding as of December 31, 2016 and 2015, and March 31, 2017, respectively	14,078	10,000	29,976
Stock subscription receivable	-	-	(750,000)
Additional paid-in-capital	4,364,510	-	39,920,427
Accumulated deficit	(31,352,404)	(26,038,243)	(33,110,359)
Accumulated other comprehensive income	4,223,834	2,616,499	1,828,958
TOTAL AMERICA-ASIA DIABETES RESEARCH FOUNDATION EQUITY (DEFICIENCY)	(22,749,982)	(23,411,744)	7,919,002

NONCONTROLLING INTERESTS	(536,006)	(423,206)	(627,076)

TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)	(23,285,988)	(23,834,950)	7,291,926

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$10,496,084	$4,646,524	$11,999,229

F-50

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,		For the Three Months Ended March 31,
	2016	2015	2017	2016
			(Unaudited)	(Unaudited)
REVENUES
Product	$1,757,849	$1,417,504	596	$304,472
Service	937,661	-	1,301	-
Service - related party	1,407,201	-	51,359	-
Total revenues	4,102,711	1,417,504	53,256	304,472

COST OF REVENUES
Product	527,278	854,550	11,974	57,069
Service	247,870	-	2,123	-
Service - related party	389,933	-	83,799	-
Total cost of revenues	1,165,081	854,550	97,896	57,069

GROSS PROFIT (LOSS)	2,937,630	562,954	(44,640)	247,403

OPERATING EXPENSES:
Selling, general and administrative	6,591,907	2,632,625	1,151,068	1,289,158
Research and development	1,057,640	2,966,075	167,465	703,873
Total operating expenses	7,649,547	5,598,700	1,318,533	1,993,031

LOSS FROM OPERATIONS	(4,711,917)	(5,035,746)	(1,363,173)	(1,745,628)

OTHER INCOME (EXPENSE)
Interest income	2,535	10,745	58	1,644
Interest expense	(1,294,415)	(571,027)	(491,493)	(282,152)
Other finance expense	(3,365)	(2,832)	(559)	(802)
Other income (expense), net	551,439	48,148	9,283	(14,418)
Total other expense, net	(743,806)	(514,966)	(482,711)	(295,728)

LOSS BEFORE PROVISION FOR INCOME TAXES AND NONCONTROLING INTEREST/ NET LOSS	(5,455,723)	(5,550,712)	(1,845,884)	(2,041,356)

Less: Net loss attributable to noncontrolling interest	(141,562)	(513,850)	(87,929)	(133,420)

NET LOSS ATTRIBUTABLE TO AMERICA-ASIA DIABETES RESEARCH FOUNDATION	$(5,314,161)	$(5,036,862)	$(1,757,955)	$(1,907,936)

NET LOSS	$(5,455,723)	$(5,550,712)	$(1,845,884)	$(2,041,356)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	1,636,097	1,258,929	(139,622)	(103,514)

TOTAL COMPREHENSIVE LOSS	(3,819,626)	(4,291,783)	(1,985,506)	(2,144,870)

Less: Comprehensive loss attributable to noncontrolling interest	28,762	16,666	(3,141)	(4,221)

COMPREHENSIVE LOSS ATTRIBUTABLE TO AMERICA-ASIA DIABETES RESEARCH FOUNDATION	$(3,848,388)	$(4,308,449)	$(1,982,365)	$(2,140,649)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted	10,359	10,000	18,003	10,000

LOSS PER SHARE
Basic and diluted	$(526.67)	$(555.07)	$(102.53)	$(204.14)

F-51

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

							Accumulated
			Stock	Additional	Accumulated deficit		other
	Common stock		subscription	paid-in	Statutory		comprehensive	Noncontrolling
	Shares	Par value	receivable	capital	reserves	Unrestricted	income (loss)	interest	Total
BALANCE, December 31, 2014	10,000	$10,000	$-	$-	$-	$(21,001,381)	$1,374,236	$73,978	$(19,543,167)
Net loss attributable to America-Asia Diabetes Research Foundation						(5,036,862)			(5,036,862)
Net loss attributable to noncontrolling interest								(513,850)	(513,850)
Foreign currency translation							1,242,263	16,666	1,258,929
BALANCE, December 31, 2015	10,000	$10,000	$-	$-	$-	$(26,038,243)	$2,616,499	$(423,206)	$(23,834,950)
Net loss attributable to America-Asia Diabetes Research Foundation						(5,314,161)			(5,314,161)
Net loss attributable to noncontrolling interest								(141,562)	(141,562)
Common stock issued on subscription receivable with redemption clause	855	855		(855)					-
Common stock issued in exchange for intangible assets	3,223	3,223		4,365,365					4,368,588
Foreign currency translation							1,607,335	28,762	1,636,097
BALANCE, December 31, 2016	14,078	$14,078	$-	$4,364,510	$-	$(31,352,404)	$4,223,834	$(536,006)	$(23,285,988)
Net loss attributable to America-Asia Diabetes Research Foundation						(1,757,955)			(1,757,955)
Net loss attributable to noncontrolling interest								(87,929)	(87,929)

Common stock contributed by a shareholder to assist company with the purchase of intangible assets				4,245,270					4,245,270
Common stock issued for services	2,620	2,620		3,549,119					3,551,739
Common stock issued for payment of investment payable	8,103	8,103		21,502,568			(2,258,395)		19,252,276
Common stock issued due to corporate restructuring	555	555		(555)					-
Common stock issued for cash	4,425	4,425	(750,000)	5,995,575					5,250,000
Common stock issued for employee shares based compensation	195	195		263,940					264,135
Foreign currency translation							(136,481)	(3,141)	(139,622)
BALANCE, March 31, 2017 (Unaudited)	29,976	$29,976	$(750,000)	$39,920,427	$-	$(33,110,359)	$1,828,958	$(627,076)	$7,291,926

F-52

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		For the Three Months Ended March 31,
	2016	2015	2017	2016
			(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(5,455,723)	$(5,550,712)	$(1,845,884)	$(2,041,356)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	112,256	104,361	24,009	38,124
Amortization	14,002	11,372	3,466	3,554
Provision for doubtful accounts	25,770	-	-	-
Provision (recovery) of inventory valuation	19,656	(10,896)	-	21,889
Common stock issued for services	-	-	321,057	-
Employee share based compensation	-	-	264,135	-
Impairment loss of long-term investment	45,180	-	-	-
Loss (gain) from disposal of property and equipment	23,038	-	-	(13,978)
Change in operating assets and liabilities
Accounts receivable	(137,950)	257	(2,723)	61
Accounts receivable - related parties	(596,481)	-	264,943	-
Other receivables	(179,189)	(672)	(32)	(33,612)
Inventories	106,119	196,029	28,144	(71,607)
Advances to vendors	102,180	(70,043)	8,653	(12,187)
Prepaid and other current assets	161,513	136,010	10,644	75,248
Accounts payable	16,341	10,330	(9,293)	1,631
Other payables and accrued liabilities	4,309,537	131,700	(525,755)	800,723
Other payables - related parties	(248,835)	378,055	-	(252,836)
Customer deposits	(1,530,440)	898,721	(54,245)	103,229
Investment payable - accrual interest	448,476	356,789	220,984	102,833
Net cash used in operating activities	(2,764,550)	(3,408,699)	(1,291,897)	(1,278,284)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds (payments) on investments	79,594	(52,760)	-	80,810
Repayment from (advances to) related party	300,805	(124,665)	-	(331,415)
Purchases of intangible assets	(15,844)	(154)	-	(16,087)
Purchases of property and equipment	(57,320)	(322,854)	-	(2,682)
Net cash provided by (used in) investing activities	307,235	(500,433)	-	(269,374)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuances of common stock	-	-	5,250,000	-
Proceeds from short-term loan - bank	-	803,000	-	-
Payments of short-term loan - bank	(150,600)	-	(145,174)	-
Proceeds from short-term loans - other	-	4,818,000	-	-
Payments of short-term loans - other	-	-	(2,177,630)	-
Loans from related party	203,705	-	143,722	-
Net cash provided by financing activities	53,105	5,621,000	3,070,918	-

EFFECT OF EXCHANGE RATE ON CASH	(62,758)	(121,801)	(15,946)	(6,630)

CHANGES IN CASH	(2,466,968)	1,590,067	1,763,075	(1,554,288)

CASH, beginning of period	2,792,374	1,202,307	325,406	2,792,374

CASH, end of period	$325,406	$2,792,374	$2,088,481	$1,238,086

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-	$-	$-
Cash paid for interest	$141,164	$30,405	$9,195	$9,662

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Sale of property and equipment proceeds offset with other payables - related party	$139,457	$-	$-	$141,586
Common stock issued in exchange for intangible assets	$4,368,588	$-	$-	$-
Unpaid balance for the acquisition of intangible assets	$4,245,270	$-	$-	$-
Common stock contributed by a shareholder to assist with the purchase of intangible assets	$-	$-	$4,245,270	$-
Common stock issued for payment of investment payable	$-	$-	$19,252,276	$-
Common stock issued for accrued expenses	$-	$-	$3,230,682	$-

F-53

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Business and Organization

America-Asia Diabetes Research Foundation (“the Company”) was incorporated on May 28, 2009, in the state of California. The Company engages in researching, developing, manufacturing and marketing glucose control products such as real-time display products, glucose networking central monitoring products, high-sensitivity sensors, real-time continuous glucose monitoring (“CGM”) products, retrospective CGM products, CGM applications, central workstations, and cloud treatment products through its 90.27% owned subsidiary, San Meditech (Huzhou) Co., Ltd. which is based in the People’s Republic of China (“PRC”). The Company, together with its subsidiaries, are referred to as the “Group”.

Potential reverse acquisition and share exchange with Ossen Innovation Co. Ltd.

In July 2016, the Company entered into a non-binding letter of intent (“LOI”) with Ossen Innovation Co. Ltd. (“Ossen”), a British Virgin Islands corporation that owns 81% of the equity interests of Ossen Innovation Materials Co. Ltd., a China-based company engaged in manufacturing and selling of plain surface PC strands, galvanized PC steel wires and PC wires. Pursuant to the LOI, the Company intend to receive 81,243,000 of Ossen’s ordinary shares in exchange for all of the issued and outstanding equity interests of the Company’s equity interest.

In connection with the reverse acquisition, Ossen’s plan to sell its existing pre-stressed steel manufacturing business, including all existing liabilities, immediately following the completion of the reverse acquisition. It is expected that an entity affiliated with Dr. Liang Tang, Ossen’s Chairman, will acquire all of the equity of Ossen’s wholly-owned subsidiary, which indirectly owns all of its existing operating subsidiaries, in exchange for the forfeiture and cancellation of all 11,889,500 ordinary shares currently held by Dr. Tang.

It is expected that if such transactions are consummated as currently contemplated, Ossen’s current shareholders, other than the Chairman, will own approximately 8.9% of its issued and outstanding ordinary shares following the consummation of such transactions and the shareholders of the Company will own approximately 91.1% of the issued and outstanding ordinary shares of Ossen.

The completion of the reverse acquisition and the shares exchange transactions are subject to due diligence investigations by the relevant parties, the negotiation and execution of definitive agreements, the receipt of Ossen’s shareholder approval of the transactions and all necessary regulatory approvals, and the satisfaction of other customary closing conditions. There can be no assurance that the reverse acquisition and the shares exchange transactions will be completed as proposed or at all. The reverse acquisition and the shares exchange transactions would be subject to the satisfaction of various closing conditions. Furthermore, even in the event that such transactions are completed, there can be no assurance that such transactions will be completed on the same terms as those described above.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

F-54

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (Continued)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
San Meditech (Huzhou) Co., Ltd. (“San Meditech Huzhou”)	· A PRC limited liability company · Incorporated on December 2, 2003 · Registered capital of $5,060,851 (RMB 39,031,000) · Manufacturing and marketing glucose control products	90.27%
Beijing San Meditech Technology Co., Ltd. (“San Meditech Beijing”)	· A PRC limited liability company · Incorporated on November 12, 2012 · Registered capital of $120,817 (RMB 1,000,000) · Researching and developing glucose control products	100% owned by San Meditech (Huzhou) Co., Ltd

San Meditech (Irvine) Co. (“San Meditech Irvine”)	· A California company · Incorporated on September 24, 2015 · Researching and developing glucose control products	100% owned by San Meditech (Huzhou) Co., Ltd

Liquidity and going concern

The Company’s accounts have been prepared assuming that the company will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Company and repayment of the short-term debt facilities as and when they fall due.

In assessing the Company’s liquidity and its ability to continue as a going concern, the Company monitors and analyzes its cash on-hand and its operating expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements and operating expenses obligations.

Debt financing in the form of short term bank loans, third party loans and loans from related parties, have been utilized to finance the working capital requirements and the operating expenditures of the Company.

In March 2017, the Company completed a series of equity financing through the issuance of 4,425 shares of the Company’s common stock for $6,000,000. In January and February 2017, the Company converted approximately $19.3 million investment payable into 8,103 shares of the Company’s common stock. As a result, the Company’s shareholders’ equity was approximately $7.9 million as of March 31, 2017 as compared to the Company’s shareholders’ deficiency was approximately $22.7 million as of December 31, 2016. The Company’s working capital deficiency was approximately $1.7 million and its cash on hand balance was approximately $2.1 million as of March 31, 2017. In addition, there was a $0.8 million stock subscription receivable at March 31, 2017.

F-55

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (Continued)

Liquidity and going concern (Continued)

The Company’s ability to repay its current obligations will depend on the future operating revenues generated from its products or services and the private placement on capital fund raising. The Company has completed a series of equity financing and debt conversion as mentioned above to alleviate its liquidity issue. The Company is intending to continue raise fund through a private placement and to perform merger transaction with a public traded company in the United States to alleviate its deficiency in its liquidity issue. However, there can be no certainty that these additional financings will be available on acceptable terms, or at all and that future operating revenues will generate enough cash or generate sufficient cash prior to the Company utilizing its cash on hand which would likely have a material adverse effect on the Company’s business. If management is unable to execute this plan, there would be likely being a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements for the three months period ended March 31, 2017 and for the years ended December 31, 2016 and 2015 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

Use of estimates and assumptions

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets and intangible assets, collectability of receivables, inventory allowance, realization of deferred tax assets and stock compensation expenses. Actual results could differ from these estimates.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China uses the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of operations accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the statements of comprehensive income or loss as incurred.

Translation adjustments included in accumulated other comprehensive income amounted to $4,223,834, $2,616,499 and $1,828,958 as of December 31, 2016 and 2015 and March 31, 2017, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2016 and December 31, 2015 were translated at 6.94 RMB, 6.49 RMB and 6.89 RMB to $1.00, respectively. The shareholder’s equity (deficiency) accounts were stated at their historical rate. The average translation rates applied to statements of operations account for the years ended December 31, 2016 and 2015 were 6.64 RMB and 6.23 RMB, respectively. The average translation rates applied to statements of operations account for the three month ended March 31, 2017 and 2016 were 6.89 RMB and 6.54 RMB, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

F-56

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (Continued)

Foreign currency translation and transaction (Continued)

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on the Company because it has not engaged in any significant transactions that are subject to the restrictions.

Cash and cash equivalents

Cash consists of cash on hand, demand deposits and time deposits placed with banks or other financial institutions as well as highly liquid investments, which have original maturities of less than three months.

Short – term investments, time deposits

Certificates of deposit held for investment that are not debt securities are included in “investment – other”. Certificates of deposit with original maturities greater than three months and less than one year are classified as “short-term investments, time deposits”. Certificates of deposit with maturities greater than one year are classified as “long-term investments, time deposits”.

Accounts receivable

Accounts receivable include trade accounts due from customers. An allowance for doubtful accounts is established and recorded based on managements’ assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Other receivables

Other receivables include none-trade related, such as employee advances, rental deposit, receivables from the defendant resulted from a favorable verdict and loans to employees. An allowance for doubtful accounts is established and recorded based on managements’ assessment of potential losses based on the credit history and relationships with the parties. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories consist of raw materials and finished goods and are stated at the lower of cost or net realizable value, as determined using the weighted average cost method. Management compares the cost of inventories with the net realizable value and an allowance is made for writing down the inventory to its market value, if lower than cost. On an ongoing basis, inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories equal to the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written-down to the lower of cost or net realizable value, it is not marked up subsequently based on changes in underlying facts and circumstances.

F-57

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (Continued)

Advances to vendors

Advances to vendors are monies deposited or advanced to third-party vendors for future inventory purchases. Such advances are interest-free and unsecured. Management regularly reviews the aging of such advances as well as delivery trends of purchased materials, and records an allowance when it believes that delivery of materials due is at risk. Advances aged over one year and considered uncollectible are written off after exhaustive efforts at collection. As of December 31, 2016 and 2015 and March 31, 2017, the Company had provided allowance for advance to vendors’ valuation in the amounts of $24,639, $0, and $24,826, respectively.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with a 5% residual value. The estimated useful lives are as follows:

Useful Life
Office furniture and equipment	3 - 5 years
Production equipment	3 - 10 years
Automobiles	5 - 10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets

Intangible assets consist of patents, software and copyrights. Research and development costs associated with internally developed patents are expensed when incurred. Internally developed patents are initially recorded at patent application cost. Patents acquired through stock issuance are carried at fair market value. The patents have finite useful lives and are amortized using a straight-line method that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The original estimated useful life for intangible assets is 3 to 10 years. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including plant, equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2016 and 2015 and March 31, 2017, no impairment of long-lived assets was recognized.

F-58

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (Continued)

Investments in unconsolidated subsidiary, at cost

Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock between 20% and 50%, and other factors, such as representation on the Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. The Company accounts for investments with ownership less than 20% using the cost method.

The Company evaluates potential impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company. The Company considers the carrying amount of cash, accounts receivable, other receivables, accounts payable and accrued liabilities, short term loans and notes payable based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

☐	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
☐	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
☐	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Customer deposits

Customer deposits represent amounts advanced by customers on product orders. Customer deposits are reduced when the related sale is recognized in accordance with the Company’s revenue recognition policy.

Deferred rent liabilities

The Company leases the offices under operating lease agreements. Certain lease agreements contain scheduled rent increases, tenant improvement allowances or free rent clauses during the term of the lease which are recorded as deferred rent liabilities. Deferred rent liabilities represent the cumulative amount charged to operations under these leases in excess of the amounts paid. Rent expense is amortized on a straight-line basis to operating expense over the applicable lease term.

F-59

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (Continued)

Revenue recognition

Revenue from product sales is recognized at the date of goods delivered and title passed to customers when a formal arrangement exists, the price is fixed or determinable, the Company has no other significant obligations and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits.

All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by the VAT paid by the Company on raw materials and other materials included in the cost of producing their finished product.

Revenue from the rendering of technical support and consulting services is recognized over the service period on a straight-line basis.

Income taxes

The Company accounts for income taxes in accordance with the accounting principles generally accepted in the United States for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2016, and 2015 and during the three months ended March 31, 2017 and 2016. As of March 31, 2017, the Company’s income tax returns filed for December 31, 2016, 2015 and 2014 remain subject to examination by the taxing authorities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (Continued)

Research and development

Research and development costs are expensed as incurred. The cost of materials and equipment acquired or constructed for research and development activities, and has alternative future uses, either in research and development, marketing, or sales, are capitalized as property and equipment, and depreciated over their estimated useful lives.

Non-controlling Interest

Non-controlling interest mainly consists of a third party 9.73% interest in San Meditech Huzhou. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings (loss) per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in shareholders’ equity except those resulting from investments by owners and distributions to owners. Items that are required to be recognized under current accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (Continued)

Recently issued accounting pronouncements (Continued)

applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. Preliminarily, the Company plans to adopt Topic 606 in the first quarter of its fiscal 2018 using the retrospective transition method, and is continuing to evaluate the impact of its pending adoption of Topic 606 will have on its consolidated financial statements.  The Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09.  Potential adjustments to input measures are not expected to be pervasive to the majority of the Company’s contracts.  While no significant impact is expected upon adoption of the new guidance, the Company will not be able to make that determination until the time of adoption based upon outstanding contracts at that time.

In April 2015, the FASB issued authoritative guidance on accounting for Interest-Imputation of Interest (Subtopic 835-30); Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). This update requires that debt issuance cost related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts, without changing existing recognition and measurement guidance for debt issuance costs. The new guidance is required to be applied on a retrospective basis and to be accounted for as a change in an accounting principle. The amendments in this update are effective for consolidated financial statements issued for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years and early adoption of the amendments in this update is permitted. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, an amendment to Topic 330 for simplifying the measurement of inventory. The update requires that inventory be measured at the lower of cost and net realizable value where net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendment is intended to provide clarification on the measurement and disclosure of inventory in Topic 330 and not intended for those clarifications to result in any changes in practice. The ASU is effective for interim and annual periods beginning after December 15, 2016. Early application is permitted for all entities and should be applied prospectively. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes. The update requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The update applies to all entities that present a classified statement of financial position. For public business entities, the ASU is effective for consolidated financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Company has elected to early adopt the ASU, and its effects are reflected in the Company’s consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (Continued)

Recently issued accounting pronouncements (Continued)

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The update requires equity investments (except those accounted for under the equity method or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. It eliminated the requirement for public entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. For public entities, the ASU is effective for the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this ASU would not have a material effect on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Amendments to the ASC 842 Leases. This update requires the lessee to recognize the assets and liability (the lease liability) arising from operating leases on the balance sheet for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Within twelve months or less lease term, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. If a lessee makes this election, it should recognize lease expense on a straight-line basis over the lease term. In transition, this update will be effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the effect, if any, on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07 Investments-Equity and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The objective is to simplify investor’s accounting for equity method investments as a result of an increase in ownership level or degree of influence over the investee from prior period and requires prospective application of equity method accounting from the date when an equity investment qualifies for equity method of accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The objective is to identity, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintain or improving the usefulness of the information provided to users of financial statements. The areas for simplification include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas apply only to nonpublic entities. For public business entities, the ASU is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (Continued)

Recently issued accounting pronouncements (Continued)

In August 2016, the FASB has issued Accounting Standards Update (ASU) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The adoption of this ASU would not have a material effect on the Company’s consolidated financial statements.

In October 2016, the FASB has issued Accounting Standards Update (ASU) No. 2016-17, Consolidation (Topic 810): Interests held through related parties that are under common control. The amendments in this ASU require that the reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include all of its direct variable interests in a VIE and, on a proportionate basis, its indirect variable interests in a VIE held through related parties, including related parties that are under common control with the reporting entity. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The adoption of this ASU would not have a material effect on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the definition of a business. The amendments in this ASU is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. For all entities, this ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The adoption of this ASU would not have a material effect on the Company’s consolidated financial statements.

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AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (Continued)

Recently issued accounting pronouncements (Continued)

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect would have a material effect on the consolidated financial position, statements of operations and cash flows.

Note 3 – Inventories, Net

Inventories consist of the following:

	December 31, 2016	December 31, 2015	March 31, 2017
			(Unaudited)
Raw materials	$295,775	$341,891	$293,568
Finished goods	166,682	261,612	144,266
Subtotal	462,457	603,503	437,834
Inventory reserve	(306,867)	(308,292)	(309,192)
Total inventories, net	$155,590	$295,211	$128,642

Raw materials consist primarily of sensor connector, electronic component, package and other production material at San Meditech Huzhou. The cost of finished goods includes direct costs of raw materials as well as direct labor used in production. Indirect production costs at normal capacity such as utilities and indirect labor related to production such as assembling, shipping and handling costs for purchasing are also included in the cost of inventory.

Movement of allowance for inventory valuation is as follows:

	December 31, 2016	December 31, 2015	March 31, 2017
			(Unaudited)
Beginning balance	$308,292	$336,329	$306,867
Provision (recovery) of inventory valuation	19,656	(10,896)	-
Exchange rate effect	(21,081)	(17,141)	2,325
Ending balance	$306,867	$308,292	$309,192

Note 4 – Property and Equipment, Net

Property and equipment consist of the following:

	December 31, 2016	December 31, 2015	March 31, 2017
			(Unaudited)
Production equipment	$191,043	$281,784	$192,491
Office equipment and furniture	485,376	601,804	488,934
Automobiles	213,010	227,962	214,624
Subtotal	889,429	1,111,550	896,049
Less: accumulated depreciation	(574,319)	(552,809)	(602,649)
Total property and equipment, net	$315,110	$558,741	$293,400

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Property and Equipment, Net (Continued)

Depreciation expense for the years ended December 31, 2016 and 2015 amounted to $112,256 and $104,361, respectively. Depreciation expense for the three months ended March 31, 2017 and 2016 amounted to $24,009 and $38,124, respectively.

Note 5 – Intangible Assets, Net

Intangible assets consist of the following:

	December 31, 2016	December 31, 2015	March 31, 2017
			(Unaudited)
Patents	$2,996,579	$110,690	$3,019,283
Software	36,681	23,043	36,959
Copyright	5,675,688	1,042	5,718,691
Subtotal	8,708,948	134,775	8,774,933
Less: accumulated amortization	(102,006)	(94,839)	(106,242)
Intangible assets, net	$8,606,942	$39,936	$8,668,691

Amortization expense for the years ended December 31, 2016 and 2015 amounted to $14,002 and $11,372, respectively. Amortization expense for three months ended March 31, 2017 and 2016 amounted to $3,466 and $3,554, respectively.

The estimated amortization expense for each of the five succeeding years and thereafter is as follows:

Years ended March 31,	Estimated amortization expense

2018	$1,512,435
2019	1,512,077
2020	1,507,028
2021	1,507,028
2022	1,503,943
Thereafter	1,126,180
Total	$8,668,691

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Related Party Balances and Transactions

Related party balances

a.	Accounts receivable - related parties consisted of the following:

Name of related party	Relationship	December 31, 2016	December 31, 2015	March 31, 2017
				(Unaudited)
Irvine Medical Technology (Huzhou) Co. Ltd.	One of the San Meditech Huzhou board member hold an executive director position in this entity	$355,807	$-	$93,724
Beijing Wu Jiu Zhi Hui Medical Technology Co. Ltd.	Became the Company’s shareholder on December 10, 2016	230,389	-	232,135
Total		$586,196	$-	$325,859

b.	Other receivables – related party:

Other receivables - related party are those nontrade receivables arising from transactions between the Company and its certain related parties, such as loans to this related party. The loans are unsecured, non-interest bearing and due on demand.

Other receivables - related party consist of the following:

Name of related party	Relationship	December 31, 2016	December 31, 2015	March 31, 2017
				(Unaudited)
Hao Gang	CEO, President, Majority Shareholder	$-	$318,493	$-

c.	Other payables – related parties:

Other payables – related parties are those nontrade payables arising from transactions between the Company and its certain related parties, such as services performed by the related party or loan from the related party. The loans are unsecured and non-interest bearing. Current payables are due on demand.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Related Party Balances and Transactions (Continued)

Other payables - related parties consisted of the following:

Name of related party	Relationship	December 31, 2016	December 31, 2015	March 31, 2017
				(Unaudited)
Irvine Medical Technology (Huzhou) Co. Ltd.	One of the San Meditech Huzhou board member hold an executive director position in this entity	$-	$397,316	$-

Gang Hao	CEO, President, Majority Shareholder	4,429,354	-	330,985
Total		$4,429,354	$397,316	$330,985

On March 20, 2017, the Company’s CEO contributed 3,132 shares of his own shares of the Company’s common stock amounted to $4.3 million in March 2017. The Company used these shares to assist with the purchase price of intangible assets acquired on December 10, 2016. Mr. Gang Hao volunteered to forgive his contributed 3,132 shares with valuation of $4,245,270 whereby the Company recorded the forgiveness in additional paid-in capital.

Related party transactions

a.	Service revenues - related party consisted of the following:

Name of related party	Relationship	Year Ended December 31, 2016	Year Ended December 31, 2015

Irvine Medical Technology (Huzhou) Co. Ltd.	One of the San Meditech Huzhou board member hold an executive director position in this entity	$1,407,201	$-

Name of related party	Relationship	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
		(Unaudited)	(Unaudited)
Irvine Medical Technology (Huzhou) Co. Ltd.	One of the San Meditech Huzhou board member hold an executive director position in this entity	$51,359	$-

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Short Term Loan - Bank

Short term loan – bank consisted of the following as of:

Short term loans	Maturities	Weighted average interest rate	Lien	December 31, 2016	December 31, 2015	March 31, 2017
						(Unaudited)
Loan from China Merchants Bank	October 20, 2016, extended to April 23, 2017 and repaid in April 2017	5.0%	The East land of Huzhou Economic Development Yangjiapu N. Unit Biological Medical Park	$575,972	$770,500	$435,252

Short term loans – other consisted of the following as of:

Short term loans	Maturities	Weighted average interest rate	December 31, 2016	December 31, 2015	March 31, 2017
					(Unaudited)
Loans from Huzhou Zetong Investment Management Limited Liability Partnership (“Huzhou Zetong”)	August 18, 2016 and October 21, 2016	18.9% - 24%	$4,319,790	$4,623,000	$2,176,240

During the year ended 2015, San Meditech Huzhou entered into two loan agreements for approximately $4.6 million (RMB 30,000,000), which matured on August 18 and October 21, 2016. The interest rate was 15% per annum for the first loan of approximately $2.3 million (RMB 15,000,000) which began on August 19, 2015 and increased to 24% per annum on August 19, 2016. The interest rate was 15% per annum for the second loan of approximately $2.3 million (RMB 15,000,000) which began on October 22, 2015 and increased to 24% per annum on November 10, 2016. These two loans are pledged by America-Asia Diabetes Research Company’s 50% ownership in San Meditech Huzhou. The Company’s related party, Irvine Medical Technology (Huzhou) Co. Ltd., also provided additional guarantee to the short term loans to Huzhou Zetong.

On March 31, 2017, the first loan of approximately $2.2 million (RMB 15,000,000) was repaid. As of the date of this report, the second loan of approximately $2.2 million (RMB 15,000,000) was not repaid on the maturated dates. The second loan is currently in default. The Company is in the process of negotiating the repayment date with the lender.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Short Term Loan - Bank (Continued)

Interest expense pertaining to the above loans for the years ended December 31, 2016 and 2015 amounted to $889,287 and $214,238, respectively. Interest expense pertaining to the above loans for the three months ended March 31, 2017 and 2016 amounted to $270,509 and $179,319, respectively.

Note 8 – Investment Payable

Investment payable consisted of the following as of:

Short term loans	Maturities	Weighted average interest rate	December 31, 2016	December 31, 2015	March 31, 2017
					(Unaudited)
Beijing Shoutai Investment Co., Ltd	December 31, 2014	11- 12%	$3,615,347	$3,454,552	$-
New Development Joint Venture Company	December 31, 2014	-	15,272,970	16,300,636	-

Total			$18,888,317	$19,755,188	$-

In March 2014, the Company entered into an equity purchase agreement with Beijing Shoutai Investment Co., Ltd (“Beijing Shoutai”)’to acquire 8.73% equity interest in San Meditech Huzhou for $2,001,216 (RMB 12,307,600). Pursuant to the agreement, the total consideration would be paid by December 2014. As of December 31, 2016, this amount was not paid and due on demand. This payable was guaranteed by the Company’s Chief Executive Office (“CEO”). On February 6, 2017, the Company and Beijing Shoutai agreed to convert the Company’s outstanding balance of approximately $3.9 million into 1,580 shares of the Company’s common stock.

In November 2014, the Company entered into an equity purchase agreement with New Development Joint Venture Company (“New Development”) to acquire 17.25% equity interest in San Meditech Huzhou for $10,406,400 (RMB 64,000,000). Pursuant to the agreement, the total consideration would be paid by December 2014. As of December 31, 2016, this amount was not paid and due on demand. Since the Company had not made any payment for this investment in September 2015, New Development filed a claim with Huzhou local district court with revised amount of $15,272,970 (RMB 106,067,447) to include interest and penalty on this investment payable. This payment was guaranteed by the Company’s CEO. On March 10, 2017, the Company and New Development agreed to convert the Company’s outstanding balance of approximately $15.4 million due to New Development into 6,523 shares of the Company’s common stock.

Interest expense pertaining to the above investment payable for the years ended December 31, 2016 and 2015 amounted to $405,128 and $356,789, respectively, and for the three months ended March 31, 2017 and 2016 amounted to $220,984 and $102,833, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Taxes

Income tax

The Company was incorporated in California as an S Corporation is subject to a 1.5 percent tax on its net income or to the annual $800 minimum franchise tax. In 2017, the Company terminated its S Corporation status and starts operating as a C Corporation is subject to approximately 34% for federal tax and approximately 8.84% for states tax.

San Meditech Irvine was incorporated in California as a C corporation. Under California law, the C Corporation is subject to approximately 34% for federal tax and approximately 8.84% for states tax.

Under the Income Tax Laws of the PRC, the Company’s subsidiaries are subject to income tax at a rate of 25%. Due to the Company’s subsidiary, San Meditech Huzhou, is qualified as a high-tech enterprise company subject to a preferential rate of 15% until October 2017.

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2016 and 2015 and for three months ended March 31, 2017 and 2016 is as follows:

	December 31, 2016	December 31, 2015	March 31, 2017	March 31, 2016

U.S. Statutory rates	34.0%	34.0%	34.0%	34.0%
Flow-through entity	(31.0)%	(2.0)%	-%	(14.0)%
PRC Statutory rates	25.0%	25.0%	25.0%	25.0%
Preferential tax rate	(10.0)%	(10.0)%	(10.0)%	(10.0)%
Non-deductible expenses*	(14.0)%	(43.0)%	(37.0)%	(23.0)%
Change in valuation allowance	(4.0)%	(4.0)%	(12.0)%	(12.0)%
Effective income tax rates	-%	-%	-%	-%

*This represents certain expenses disallowed by PRC tax authority during the periods for deductions primarily related to penalty, certain amortization and stock based compensation.

Deferred tax assets – China

According to Chinese tax regulations, net operating losses can be carried forward to offset operating income for the next five years. Significant components of deferred tax assets were as follows:

	December 31, 2016	December 31, 2015	March 31, 2017
			(Unaudited)
Net operating losses carried forward	$1,240,971	$1,528,090	$1,353,131
Inventory allowance	46,030	46,244	46,379
Deferred tax assets	1,287,001	1,574,334	1,399,510
Valuation allowance	(1,287,001)	(1,574,334)	(1,399,510)
Deferred tax assets, net	$-	$-	$-

During the years ended December 31, 2012 to December 31, 2016 and the three months ended March 31, 2017, the Company’s PRC entities incurred net operating losses of approximately $9,021,000 and recognized approximately $1,353,000 deferred tax assets in relation to the net operating losses carryforward. Due to recurring losses in its China operations, the Company believes it is more likely than not that it will not have sufficient income to utilize the benefits of the net operating losses and reduce its deferred tax assets. As a result, the Company had provided 100% allowance on all the deferred tax assets as of December 31, 2016 and 2015 and March 31, 2017.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Taxes (Continued)

Deferred taxes assets – U.S.

According to U.S. tax regulations, net operating losses can be carried forward to offset operating income for the next twenty years or can be carried backward to offset taxable income for the previous two years. Significant components of deferred tax assets were as follows:

	December 31, 2016	December 31, 2015	March 31, 2017
			(Unaudited)
Net operating losses carried forward	$507,834	$28,766	$625,615
Valuation allowance	(507,834)	(28,766)	(625,615)
Deferred tax assets, net	$-	$-	$-

During the years ended December 31, 2015 to December 31, 2016 and during the three months ended March 31, 2017, the Company and San Meditech Irvine incurred net operating losses of approximately $1,324,000 and recognized approximately $626,000 of a deferred tax asset in relation to the net operating losses carryforward in the U.S. Due to recurring losses in its U.S. operations and the Company believes it is more likely than not that it will not have sufficient income to utilize the benefits of the net operating losses and reduce its deferred tax assets. As a result, the Company had provided 100% allowance on the deferred tax asset as of December 31, 2016 and 2015 and March 31, 2017.

The Company has no retained earnings from subsidiaries as of December 31, 2016 and 2015 and March 31, 2017. Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor is it practicable to estimate the amount of income taxes that would have to be provided if we concluded that such earnings will be remitted in the future.

Value added tax

Enterprises or individuals who sell commodities, engage in repair and maintenance or import and export goods in the PRC are subject to a value added tax in accordance with PRC laws. The value added tax (“VAT”) standard rates are 6% to 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished products and services.

Taxes payable consisted of the following:

	December 31, 2016	December 31, 2015	March 31, 2017
			(Unaudited)
VAT taxes payable	$38,268	$4,387	$2,096
Other taxes payable	42,157	1,183	-
Totals	$80,425	$5,570	$2,096

F-72

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Concentration of Risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2016 and 2015 and March 31, 2017, $194,222, $2,657,070 and $776,689 were deposited with various major financial institutions located in the PRC, respectively. As of December 31, 2016 and 2015 and March 31, 2017, $0, $0 and $1,059,828 were deposited with a financial institutions located in the U.S, respectively. that are over the Federal Deposit Insurance Corporation limit. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Customer and vendor concentration risk

For the year ended December 31, 2016, three customers accounted for 33.9%, 13.8% and 12.3% of the Company's total revenues, respectively. For the year ended December 31, 2015, one customer accounted for 23.1% of the Company’s total revenues. For the three months ended March 31, 2017 and 2016, one customer accounted for 96.4% and 25.8% of the Company’s total revenues, respectively.

As of December 31, 2016, three customers accounted for 49.5%, 32.0% and 18.0% of the Company's total accounts receivable, respectively. As of December 31, 2015, one customer accounted for 100% of the Company's total accounts receivable. As of March 31, 2017, three customers accounted for 50.2%, 28.2% and 20.3% of the Company's total accounts receivable.

For the year ended December 31, 2016, two suppliers accounted for 17.4% and 11.8% of the Company's total purchases. For the year ended December 31, 2015, one supplier accounted for 30.1% of the Company's total purchases. For the three months ended March 31, 2017, five suppliers accounted for 22.5%, 16.9%, 14.5%, 12.3% and 10.0% of the Company's total purchases. For the three months ended March 31, 2016, two suppliers accounted for 22.5% and 16.2% of the Company's total purchases.

Note 11- Equity

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by San Meditech Huzhou and its subsidiaries in China only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

San Meditech Huzhou and its subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, San Meditech Huzhou may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The other China subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a Foreign Joint Venture company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

F-73

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11- Equity (Continued)

As of December 31, 2016 and 2015, San Meditech Huzhou and its subsidiaries did not attribute any amount of retained earnings for their statutory reserves due their accumulated deficits.

2016 equity transactions

On October 18, 2016, the Company issued 855 shares of the Company’s common stock for $1,650,000. As of the date of this report, all of these balances have not contributed into the Company. The Company did not recognize a stock subscription receivable of $1,650,000 due to the Company has a redemption clause to redeem these shares if the Company is unable to be publicly listed in any stock market one year after the original contribution are made into the Company.

On December 10, 2016, the Company issued 3,223 shares of the Company’s common stock and concurrently, Company’s CEO transferred 3,132 shares of his holdings of the Company’s common stock in March 2017 to assist with the purchase price of the fair value of intangible assets of approximately $8.6 million assets include approximately $2.9 million fair value of patent and approximately $5.7 million fair value of copyrights. All of these intangible assets have a useful live of 6.5 years.

2017 equity transactions

On February 6, 2017, the Company issued 1,580 shares of the Company’s common stock in exchange for a debt cancellation of $3,863,587 (See Note 8).

On March 10, 2017, the Company issued 6,523 shares of the Company’s common stock in exchange for a debt cancellation of debt balance of $15,388,690 (See Note 8).

On March 15, 2017, the Company issued 555 shares of the Company’s common stock to two investors in connection with the restructuring of the Company.

On March 15, 2017, the Company issued 2,950 shares of the Company’s common stock for $4,000,000 at $1,356 per share. $3,250,000 was contributed in cash in March 2017 with the remaining balance of $750,000 in April 2017.

On March 15, 2017, the Company issued 1,421 shares of the Company’s common stock for consulting services in connection with private finance and business due diligence from March 2016 to February 2017. The valuation of these shares were valued at approximately $1.9 million at $1,356 per share determined by the recent cash transactions for the issuance of shares in March 2017. Consulting expenses in connection with these shares for the year ended December 31, 2016 amounted to approximately $1.6 million. Consulting expenses in connection with these shares for the three months ended March 31, 2017 and 2016 amounted to approximately $0.3 million and $0.2 million, respectively.

On March 15, 2017, the Company issued 1,199 shares of the Company’s common stock for marketing services in connection with promoting the Company’s products from January 2016 to December 2016. The valuation of these shares were valued at approximately $1.6 million at $1,356 per share determined by the recent cash transactions for the issuance of shares in March 2017. Consulting expenses in connection with these shares for the year ended December 31, 2016 amounted to approximately $1.6 million. Consulting expenses in connection with these shares for the three months ended March 31, 2016 amounted to approximately $0.4 million.

F-74

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11- Equity (Continued)

2017 equity transactions (Continued)

On March 15, 2017, the Company issued 195 shares of the Company’s common stock to an operation manager and a research and development manager, of the Company, for holding such position more than three years with the Company with no leave of absent and maintaining more than one year of employment contract with the Company at the date of issuance. These shares have no vesting requirement. The valuation of these shares were valued at approximately $0.3 million at $1,356 per share determined by the recent cash transactions for the issuance of shares in March 2017. Shares based compensation expenses amounted to approximately $0.3 million for the three months ended March 31, 2017.

On March 22, 2017, the Company issued 1,475 shares of the Company’s common stock for $2,000,000.

Note 12 – Commitments and Contingencies

Lease commitment

The Company entered into three non-cancellable operating lease agreements for office spaces. One of the leases is expiring in December 2017 with monthly rental rate of approximately $5,000. The other two leases are expiring in August 2019 with monthly rental rate of approximately $4,000 and $3,200. The Company’s commitment for minimum lease payment under these operating leases as of March 31, 2017 for the next three years is as follow:

Twelve months ending March 31,	Minimum lease payment
2018	$145,638
2019	86,041
2020	35,850
Total	$267,529

Rent expense (including amounts in cost of goods sold) for the years ended December 31, 2016 and 2015 was $78,827 and $465,769, respectively. Rent expense (including amounts in cost of goods sold) for the three months ended March 31, 2017 and 2016 was $36,301 and $109,682, respectively.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

F-75

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Subsequent Events

The Company evaluated all events and transactions that occurred after March 31, 2017 up through the date the Company issued these unaudited condensed consolidated financial statements on June 22, 2017.

F-76

Annex A

SHARE EXCHANGE AGREEMENT

by and among

OSSEN INNOVATION CO. LTD.,
as the Purchaser,

WEI HUA,
as the OSN Representative,

FASCINATING ACME DEVELOPMENT LIMITED,
as representative for the OSN Management Indemnifying Parties

AMERICA-ASIA DIABETES RESEARCH FOUNDATION,
as the Company,

THE SHAREHOLDERS OF THE COMPANY NAMED HEREIN,
as the Sellers

and

HOWARD GANG HAO,
as the Seller Representative

Dated as of July 19, 2017

A-lxxvii

5.13. Intellectual Property	18
5.14. Taxes and Returns	20
5.15. Real Property	21
5.16. Personal Property	21
5.17. Title to and Sufficiency of Assets	22
5.18. Employee Matters	22
5.19. Benefit Plans	23
5.20. Environmental Matters	24
5.21. Transactions with Related Persons	25
5.22. Insurance	25
5.23. Top Customers and Suppliers	26
5.23. Books and Records	26
5.25. Loans Receivable	26
5.26. Certain Business Practices	26
5.27. Investment Company Act	27
5.28. Finders and Investment Bankers	27
5.29. Independent Investigation	27
5.32. Information Supplied	28
5.34. Disclosure	28

vI. representations and warranties of THE SELLERS	28
6.1. Due Organization and Good Standing	28
6.2. Authorization; Binding Agreement	28
6.3. Ownership	28
6.4. Governmental Approvals	29
6.5. Information Supplied	29
6.6. No Litigation	29
6.7. Investment Representations	30
6.8. Finders and Investment Bankers	30
6.9. Independent Investigation	30
6.9. Information Supplied	31

vII. COVENANTS	31
7.1. Access and Information	31
7.2. Conduct of Business of the Company	32
7.3. Conduct of Business of the Purchaser	34
7.4. Annual and Interim Financial Statements	36
7.5. Purchaser Public Filings	36
7.6. No Solicitation	36
7.7. No Trading	37
7.8. Notification of Certain Matters	38
7.9. Efforts	38
7.10. Further Assurances	40
7.11. The Proxy Statement; Extension	40
7.12. Public Announcements	41
7.13. Confidential Information	42
7.14. Litigation Support	43
7.15. Documents and Information	43
7.16. Post-Closing Board of Directors and Executive Officers	43
7.17. Supplemental Disclosure Schedules	43
7.18. Purchaser Policies	44

A-lxxviii

7.19. SOX 404(b) Compliance	44

vIiI. survival and indemnification	44
8.1. Survival	44
8.2. Indemnification by the Sellers	45
8.3. Payment from Escrow Account	46
8.4. Limitations and General Indemnification Provisions	46
8.5. Indemnification Procedures	47
8.6. Exclusive Remedy	49

ix. Closing conditions	49
9.1. Conditions of Each Party’s Obligations	49
9.2. Conditions to Obligations of the Company and the Sellers	50
9.3. Conditions to Obligations of the Purchaser	51
9.4. Frustration of Conditions	53

x. TERMINATION AND EXPENSES	53
10.1. Termination	53
10.2. Effect of Termination	54
10.3. Fees and Expenses	55
10.4. Termination Fee	55

xI. WAIVERS and releases	55
11.1. Release and Covenant Not to Sue	55

xII. MISCELLANEOUS	56
12.1. Notices	56
12.2. Binding Effect; Assignment	57
12.3. Third Parties	57
12.4. Arbitration	57
12.5. Governing Law; Jurisdiction	58
12.6. WAIVER OF JURY TRIAL	58
12.7. Specific Performance	58
12.8. Severability	59
12.9. Amendment	59
12.10. Waiver	59
12.11. Entire Agreement	59
12.12. Interpretation	60
12.13. Counterparts	60
12.14. DT Representative	61
12.15. Seller Representative	62

xIII. DEFINITIONS	63
13.1. Certain Definitions	63
13.2. Section References	72

A-lxxix

INDEX OF ANNEXES AND EXHIBITS

Annex	Description

Annex I	List of Sellers

Exhibit	Description

Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Non-Competition Agreement
Exhibit C	Form of Lock-Up Agreement
Exhibit D	Amended and Restated Memorandum and Articles of Association

A-lxxx

SHARE EXCHANGE AGREEMENT

This Share Exchange Agreement (this “Agreement”) is made and entered into as of July 19, 2017 by and among (i) Ossen Innovation Co., Ltd., a business company incorporated under the laws of the British Virgin Islands with limited liability (the “Purchaser”), (ii) Wei Hua, an individual residing in the People’s Republic of China, in the capacity as the representative from and after the Closing (as defined below) for the shareholders of the Purchaser as of immediately prior to the Closing in accordance with the terms and conditions of this Agreement (the “OSN Representative”), (iii) Fascinating Acme Development Limited, a British Virgin Islands company, in the capacity as representative of the OSN Management Indemnifying Parties in accordance with the terms and conditions of this Agreement (“FADL”), (iv) America-Asia Diabetes Research Foundation, a California corporation (the “Company”), (v) each of the shareholders of the Company named on Annex I hereto (collectively, the “Sellers”) and (vi) Howard Gang Hao, an individual residing in California, in the capacity as the representative for the Sellers in accordance with the terms and conditions of this Agreement (the “Seller Representative” and together with FADL, the “Indemnifying Representatives”). The Purchaser, OSN Representative, FADL, the Company, the Sellers and the Seller Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

WHEREAS, the Sellers collectively own 100% of the issued and outstanding shares and other equity interests in or of the Company;

WHEREAS, the Company owns 90.27% of the issued and outstanding equity interests in San Meditech (Huzhou) Co., Ltd., a Joint Venture Enterprise registered in Huzhou, China (“San Meditech”), which in turn owns 100% of the issued and outstanding equity interests in San Meditech (Huzhou) Co., Ltd., Beijing Branch, Shanghai Branch, Beijing San MediTech Technology Co., Ltd., and San Meditech (Irvine) Co.;

WHEREAS, the Company, indirectly through San Meditech, is engaged in the business of developing and supplying glucose sensors for diabetes patients;

WHEREAS, the Sellers desire to sell to the Purchaser, and the Purchaser desires to purchase from the Sellers, all of the issued and outstanding shares and any other equity interests in or of the Company in exchange for newly issued Purchaser Shares, subject to the terms and conditions set forth herein;

WHEREAS, the Purchaser and Elegant Kindness Limited, a business company incorporated under the laws of the British Virgin Islands with limited liability affiliated with Liang Tang, the Chairman of the Purchaser (“Elegant Kindness”) have entered into that certain Securities Purchase Agreement, dated as of the date hereof (together with the ancillary agreements, the “Spin-Off Agreements”), pursuant to which the Purchaser has agreed to sell all of the issued and outstanding shares and any other equity interests in Ossen Group (Asia) Co., Ltd. and Topchina Development Group Ltd. to Elegant Kindness (the “Spin-Off Transaction”), on the Closing Date immediately following the Closing;

WHEREAS, FADL owns 600,000 Purchaser Shares as of the date hereof; and

WHEREAS, certain capitalized terms used herein are defined in Article XIII hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

A-1

Article I
THE SHARE EXCHANGE

1.1           Purchase and Sale of Shares. At the Closing and subject to and upon the terms and conditions of this Agreement, the Sellers shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Sellers, all of the issued and outstanding shares (being 29,976 shares of no par value each) and other equity interests in or of the Company (collectively, the “Purchased Shares”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws) (the “Transaction”).

1.2           Consideration. At the Closing and subject to and upon the terms and conditions of this Agreement, in full payment for the Purchased Shares, the Purchaser shall issue and deliver to the Sellers an aggregate of 81,243,000 Purchaser Shares, consisting of 62,630,231 Class A Purchaser Shares and 18,612,769 Class B Purchaser Shares, as set forth in Annex I (the “Exchange Shares”), including the Seller Escrow Shares. Each Seller shall receive its pro rata share of the Exchange Shares based on the percentage of Purchased Shares owned by such Seller as compared to the total number of Purchased Shares owned by all Sellers (such Seller’s “Pro Rata Share”).

1.3           Escrow. At or prior to the Closing, the Purchaser, the OSN Representative, FADL, the Seller Representative and the Escrow Agent shall enter into an Escrow Agreement, effective as of the Closing, substantially in the form attached as Exhibit A hereto (the “Escrow Agreement”), pursuant to which (i) the Purchaser shall cause to be delivered to the Escrow Agent from the Exchange Shares otherwise deliverable at Closing an aggregate of 28,095,454 Seller Escrow Shares (including (A) 24,372,900 Earn-Out Escrow Shares to be held in the Earn-Out Escrow Account and (B) 3,722,554 Seller Indemnification Escrow Shares to be held in the Indemnification Escrow Account and (ii) FADL shall cause to be delivered to the Escrow Agent the FADL Indemnification Escrow Shares to be held in the Indemnification Escrow Account, in each case along with any earnings thereon (excluding Accrued Dividends) and in accordance with the terms and conditions of this Agreement and the Escrow Agreement. The portion of the Exchange Shares that shall be withheld at the Closing for deposit in the Earn-Out Escrow Account shall be allocated among the Sellers pro rata based on each Seller’s Pro Rata Share. The portion of the Exchange Shares that shall be withheld at the Closing for deposit in the Indemnification Escrow Account shall be allocated among the Sellers holding Class B Purchaser Shares based on each such Seller’s pro rata share of the Class B Purchaser Shares. Each Seller shall have the right to vote its portion of such Escrow Shares (based on its Pro Rata Share, subject to adjustment for any Escrow Shares that are forfeited or earned in a manner other than pro rata among all Sellers based on their Pro Rata Share) during the time held in the Escrow Accounts as Escrow Shares. FADL shall have the right to vote the FADL Indemnification Escrow Shares during the time held in the Indemnification Escrow Account as Escrow Shares. The Parties agree that while any Escrow Shares are held in an Escrow Account, any dividends or distributions made or otherwise payable on or in respect of such Escrow Shares shall not be paid to the Escrow Account and shall instead be held by Purchaser as Accrued Dividends in accordance with the terms and conditions of this Agreement.

1.4           Company Shareholder Consent. Each Seller, as a shareholder of the Company, hereby approves, authorizes and consents to the Company’s execution and delivery of this Agreement and the Ancillary Documents to which it is or is required to be a party or otherwise bound, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby. Each Seller acknowledges and agrees that the consents set forth herein are intended and shall constitute such consent of the Sellers as may be required (and shall, if applicable, operate as a written shareholder resolution of the Company) pursuant to the Company Charter, any other agreement in respect of the Company to which any Seller is a party and all applicable Laws.

A-2

Article II
EARN-OUT

2.1           Earn-Out. The Earn-Out Escrow Shares and related Escrow Property shall be held in the Earn-Out Escrow Account and, subject to Article VIII and this Article II, will only be released to the Sellers (along with the Accrued Dividends) in the event that the Purchaser, the Company and their respective Subsidiaries meet the minimum performance requirement in accordance with this Article II. Subject to Article VIII and this Article II, in the event that the Revenue for the calendar year ending December 31, 2017 (the “Earn-Out Period”) exceeds the Earn-Out Target, the Sellers shall collectively be entitled to receive (the “Earn-Out Payment”) (i) from the Earn-Out Escrow Account the Earn-Out Shares and other related Escrow Property and (ii) from the Purchaser the Accrued Dividends on such Escrow Shares. In the event that the Earn-Out Target is not met, the Sellers shall not be entitled to receive any Earn-Out Payment and shall forfeit any right to such Escrow Property and Accrued Dividends. If there is a final determination in accordance with Section 2.2 that the Sellers are entitled to receive the Earn-Out Payment, then within five (5) Business Days after such final determination, the Purchaser, the OSN Representative and the Seller Representative will provide joint written instructions to the Escrow Agent to release to the Sellers the Escrow Property from the Earn-Out Escrow Account (and Purchaser shall pay the Accrued Dividends). At the end of the Earn-Out Period, if there is any Escrow Property and/or Accrued Dividends in the Earn-Out Escrow Account which the Sellers are not entitled to receive in accordance with this Article II, such Escrow Property and/or Accrued Dividends will be forfeited by the Sellers and distributed to Purchaser from the Earn-Out Escrow Account in the case of Escrow Property, or retained by the Purchaser, in the case of Accrued Dividends, and within five (5) Business Days after a final determination in accordance with Section 2.2 that at the end of the Earn-Out Period there is such Escrow Property to which the Sellers are not entitled to receive, the Purchaser, the OSN Representative and the Seller Representative will provide joint written instructions to the Escrow Agent to release such Escrow Property to the Purchaser. The Purchaser will cancel any Earn-Out Escrow Shares distributed to the Purchaser from the Earn-Out Escrow Account promptly after its receipt thereof and cancel any Accrued Dividends payable in respect of such Earn-Out Escrow Shares. Each Seller acknowledges that such Seller’s right to receive the Earn-Out Escrow Shares, other Escrow Property related thereto and Accrued Dividends is contingent based on the performance of the Purchaser, the Company and their respective Subsidiaries for periods including those after the Closing as set forth in this Article II, and that if the requirement for the payment of the Earn-Out Payment as set forth in this Article II is not met in accordance with the terms hereof, the Earn-Out Escrow Shares, the other Escrow Property and the Accrued Dividends will not be paid or delivered to the Sellers, and the Sellers shall have no right to receive such Earn-Out Escrow Shares, related Escrow Property or Accrued Dividends.

A-3

2.2           Determination of Earn-Out Payment. As soon as practicable (but in any event within twenty (20) days) after the completion of the audited consolidated financial statements for the Purchaser and its Subsidiaries for the Earn-Out Period, the Purchaser’s Chief Financial Officer (the “CFO”) will prepare and deliver to the OSN Representative and Seller Representative a written statement (the “Earn-Out Statement”) that sets forth the CFO’s determination in accordance with the terms of this Article II of the Revenue for the Earn-Out Period based on such audited financial statements and whether the Sellers are entitled to receive the Earn-Out Payment (including giving effect to Section 2.5). Each of the OSN Representative and the Seller Representative will have thirty (30) days after its receipt of the Earn-Out Statement to review it. To the extent reasonably required to complete their respective reviews of the Earn-Out Statement, the Purchaser and its Subsidiaries will provide each of the OSN Representative and the Seller Representative and their respective Representatives with reasonable access to the books and records of the Purchaser and its Subsidiaries, their respective finance personnel and any other information that the OSN Representative or the Seller Representative reasonably requests relating to the determination of the Revenue for the Earn-Out Period. Either the OSN Representative or the Seller Representative may deliver written notice to the CFO (by providing notice to the Purchaser to the attention of the CFO) and the other Party on or prior to the thirtieth (30th) day after receipt of an Earn-Out Statement specifying in reasonable detail any items that they wish to dispute and the basis therefor. If the Seller Representative or the OSN Representative fails to deliver such written notice in such thirty (30) day period, then such Party will have waived its right (and, with respect to the Seller Representative, the right of the Sellers, and, with respect to the OSN Representative, the right of the Purchaser or its Subsidiaries) to contest the Earn-Out Statement and the calculations set forth therein of the Revenue for the Earn-Out Period. If either the OSN Representative or the Seller Representative provides the CFO and the other Party with written notice of any objections to the Earn-Out Statement in such thirty (30) day period, then the Seller Representative and the OSN Representative will, for a period of twenty (20) days following the date of delivery of such notice, attempt to resolve their differences and any written resolution by them as to any disputed amount will be final and binding for all purposes under this Agreement. If at the conclusion of such twenty (20) day period the Seller Representative and the OSN Representative have not reached an agreement on any objections with respect to the Earn-Out Statement, then upon request of either Party, the Parties will resolve the dispute in accordance with the Dispute Resolution Procedure (as set forth in Section 2.3). The Purchaser hereby agrees during the Earn-Out Period to use its commercially reasonable efforts to maintain a financial reporting system that enables the parties to calculate the Revenue and Earn-Out Payments for purposes of this Article II.

2.3           Dispute Resolution Procedure. Matters disputed pursuant to Section 2.2 may be referred by either the OSN Representative or the Seller Representative to the Independent Expert for determination in accordance with this Section 2.3. Each of the Seller Representative and the OSN Representative agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert will be borne by the Purchaser. Except as provided in the preceding sentence, all other costs and expenses incurred by the Seller Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Sellers, and all other costs and expenses incurred by the OSN Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Purchaser. The Independent Expert will determine only those issues still in dispute as of the Dispute Resolution Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. The determination by the Independent Expert will be based solely on presentations with respect to such disputed items by the OSN Representative and the Seller Representative to the Independent Expert and not on the Independent Expert’s independent review; provided, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Expert by the OSN Representative or the Seller Representative in connection with such presentations and any materials delivered to the Independent Expert in response to requests by the Independent Expert. Each of the Seller Representative and the OSN Representative will use its reasonable efforts to make its presentation as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Party will be entitled, as part of its presentation, to respond to the presentation of the other Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this Dispute Resolution Procedure. It is the intent of the parties hereto that the Dispute Resolution Procedure and the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). The Seller Representative and the OSN Representative will request that the Independent Expert’s determination be made within forty-five (45) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to the OSN Representative and the Seller Representative and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error). Notwithstanding the foregoing, the Independent Expert shall not make any determinations with respect to the matters described in Sections 2.4 or 2.5, and any determination made by the Independent Expert of the Earn-Out Payment shall be subject to further adjustment pursuant to such Sections.

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2.4           Future Operations. Following the Closing (including during the Earn-Out Period), the Purchaser and its Affiliates, including the Target Companies, will be entitled to operate their respective businesses based upon the business requirements of the Purchaser and its Affiliates. Each of the Purchaser and its Affiliates, including the Target Companies will be permitted, following the Closing (including during the Earn-Out Period), to make changes at its sole discretion to its operations, organization, personnel, accounting practices and other aspects of its business, and the Sellers will have no right to claim the loss of all or any portion of an Earn-Out Payment or other damages as a result of such decisions.

2.5           No Earn-Out During Breach of Non-Competition Agreement. Notwithstanding anything to the contrary contained in this Agreement, it is the intent of the parties that the Earn-Out Payment will be made to the Sellers only if the Sellers are in compliance with their obligations under the Non-Competition Agreement. Accordingly, without limiting any other remedies available to the Purchaser under this Agreement or the Ancillary Documents or under applicable Law, should any Seller at any time following the Closing breach its obligations under the Non-Competition Agreement, then (a) while such Seller’s breach is continuing and remains uncured such Seller’s right to receive any Earn-Out Payment shall be suspended, and (b) such Seller shall forfeit any right to any Earn-Out Payment due to such Seller if such breach occurs and continues and remains uncured for at least ten (10) days. In each case where a Seller forfeits its rights to an Earn-Out Payment hereunder, the Purchaser shall instead receive such Earn-Out Payments from the Earn-Out Escrow Account, pursuant to the procedures set forth in the Escrow Agreement.

Article III
CLOSING

3.1           Closing. Subject to the satisfaction or waiver of the conditions set forth in Article IX, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP, 1345 Avenue of the Americas, New York, NY 10105, on the third (3rd) Business Day after all the closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

Article IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or in the SEC Reports, the Purchaser represents and warrants to the Company, as follows:

4.1           Due Organization and Good Standing. The Purchaser is a business company duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser is duly qualified or licensed and in good standing to conduct business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except for any deviations from any of the foregoing that would not reasonably be expected to have a Material Adverse Effect on the Purchaser. The Purchaser has heretofore made available to the Company accurate and complete copies of the Organizational Documents of the Purchaser, as currently in effect.

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4.2           Authorization; Binding Agreement. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Purchaser’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Purchaser, and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Purchaser is a party shall be when delivered, duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

4.3           Governmental Approvals. Except as otherwise described in Schedule 4.3, no Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser of the transactions contemplated hereby and thereby, other than (a) such filings as may be required in any jurisdiction where the Purchaser is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) pursuant to Antitrust Laws, (c) such filings as contemplated by this Agreement, (d) any filings required with Nasdaq with respect to the transactions contemplated by this Agreement, (e) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (f) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

4.4           Non-Contravention. Except as otherwise described in Schedule 4.4, the execution and delivery by the Purchaser of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser of the transactions contemplated hereby and thereby, and compliance by the Purchaser with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Purchaser’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

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4.5             Capitalization.

(a)          The Purchaser is authorized to issue 100,000,000 Purchaser Shares, par value $0.01 per share. The issued and outstanding Purchaser Shares as of the date of this Agreement are set forth on Schedule 4.5(a). All outstanding Purchaser Shares are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the California Code, the Purchaser Charter or any Contract to which the Purchaser is a party. None of the outstanding Purchaser Shares has been issued in violation of any applicable securities Laws.

(b)          Prior to giving effect to the transactions contemplated by this Agreement and the Spin-Off Agreements, except as set forth in the SEC Reports, the Purchaser does not have any Subsidiaries or own any equity interests in any other Person.

(c)          Except as set forth in the SEC Reports, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character, (A) relating to the issued or unissued shares of the Purchaser or (b) obligating the Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating the Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than pursuant to the Spin-Off Transaction or as expressly set forth in this Agreement, there are no outstanding obligations of the Purchaser to repurchase, redeem or otherwise acquire any shares of the Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in the SEC Reports, there are no shareholders agreements, voting trusts or other agreements or understandings to which the Purchaser is a party with respect to the voting of any shares of the Purchaser.

(d)          All Indebtedness of the Purchaser as of December 31, 2016 is disclosed in the SEC Reports. No Indebtedness of the Purchaser contains any restriction upon: (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Purchaser or (iii) the ability of the Purchaser to grant any Lien on its properties or assets.

(e)          Since January 1, 2015, and except as contemplated by this Agreement or pursuant to the Spin-Off Transaction or disclosed in the SEC Reports, the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Purchaser’s board of directors has not authorized any of the foregoing.

(f)          FADL owns 600,000 Purchaser Shares (the “FADL Shares”). FADL owns good, valid and marketable title to the FADL Shares, free and clear of any and all Liens. There are no proxies, voting rights, shareholders’ agreements or other agreements or understandings, to which FADL is a party or by which FADL is bound, with respect to the voting or transfer of any of such FADL Shares other than this Agreement.

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4.6             SEC Filings and Purchaser Financials.

(a)          The Purchaser, since January 1, 2015, has filed all forms, reports, schedules, statements, registrations statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s Annual Reports on Form 20-F for each fiscal year of the Purchaser beginning with the year ended December 31, 2015, (ii) the Purchaser’s Reports on Form 6-K during each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (y) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (z) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Shares are listed on Nasdaq, (B) the Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of the Purchaser Shares, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser with respect to any intention by such entity to suspend, prohibit or terminate the quoting of the Purchaser Shares on the Nasdaq Capital Market and (D) the Purchaser Shares are in compliance with all of the applicable listing and corporate governance rules of Nasdaq.

(b)          The financial statements and notes contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c)          Except as and to the extent reflected or reserved against in the Purchaser Financials, the Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that is not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since January 1, 2015 in the ordinary course of business.

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4.7           Absence of Certain Changes. As of the date of this Agreement, except as set forth in Schedule 4.7, the Purchaser has, since the Interim Balance Sheet Date, not been subject to a Material Adverse Effect.

4.8           Compliance with Laws. The Purchaser is, and has since January 1, 2015 been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on the Purchaser following the Closing Date, and the Purchaser has not received written notice alleging any violation of applicable Law in any material respect by the Purchaser.

4.9           Actions; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened Action to which the Purchaser is subject which would reasonably be expected to have a Material Adverse Effect on the Purchaser. There is no material Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Permit or for such Permit to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

4.10         Taxes and Returns.

(a)          The Purchaser has or will have timely filed, or caused to be timely filed, all material Tax Returns by it, which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 4.10(a) sets forth each jurisdiction where the Purchaser files or is required to file a Tax Return. There are no audits, examinations, investigations or other proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens. The Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b)          Since January 1, 2015, the Purchaser has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

4.11         Employees and Employee Benefit Plans. The Purchaser does not (a) have any paid employees or (b) maintain, or have Liability under, any Benefit Plans.

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4.12         Properties. Except as set forth in the SEC Reports, the Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser does not own or lease any material real property or Personal Property.

4.13         Material Contracts.

(a)          Except as set forth in the SEC Reports, other than this Agreement, the Ancillary Documents, or pursuant to the Spin-Off Transaction, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business as is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser from engaging in business as currently conducted by it or from competing with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b)          With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.

4.14         Transactions with Affiliates. The SEC Reports set forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer or employee or Affiliate of the Purchaser, or any family member of any of the foregoing, or (ii) record or beneficial owner of more than five percent (5%) of the outstanding Purchaser Shares as of the date hereof.

4.15         Investment Company Act. The Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.16         Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

4.17         Ownership of Exchange Shares. All Exchange Shares issued and delivered in accordance with Article I to the Sellers and the Escrow Agent shall be, upon issuance and delivery of such Exchange Shares, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, the Lock-Up Agreement, the Escrow Agreement and any Liens incurred by Sellers, and the issuance and sale of such Exchange Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

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4.18         Certain Business Practices.

(a)           Neither the Purchaser, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, (iii) made any other unlawful payment or (iv) since January 1, 2015, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist it in connection with any actual or proposed transaction.

(b)          The operations of the Purchaser are and have been conducted at all times in compliance with laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser with respect to the any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c)          None of the Purchaser or any of its directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Purchaser has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

4.19         Insurance. Schedule 4.19 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser relating to the Purchaser or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has each reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on the Purchaser.

4.20         Purchaser Assets and Liabilities. On the Closing Date, after giving effect to the Transaction and the Spin-Off Transaction, the Purchaser shall have no cash and no assets or liabilities, except as set forth on Schedule 3.20.

4.21         Independent Investigation. Without limiting Section 8.4(c) hereof, the Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies, and acknowledge that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company and the Sellers set forth in Article V and Article VI (including the related portions of the Company Disclosure Schedules and any Supplemental Disclosure Schedules provided by the Company or the Sellers); and (b) none of the Company, the Sellers or their respective Representatives have made any representation or warranty as to the Target Companies, the Sellers or this Agreement, except as expressly set forth in Article V and Article VI (including the related portions of the Company Disclosure Schedules and Supplemental Disclosure Schedules provided by the Company or the Sellers).

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Article V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Purchaser on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to the Purchaser as follows:

5.1           Due Organization and Good Standing. The Company is a business company duly incorporated, validly existing and in good standing under the Laws of the State of California and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 5.1 lists all jurisdictions in which any Target Company is qualified to conduct business and all names other than its legal name under which any Target Company does business. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents.

5.2           Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors and the Company’s shareholders to the extent required by the Company’s Organizational Documents, the California Code, any other applicable Law or any Contract to which the Company or any of its shareholders is a party or by which it or its securities are bound and (b) no other proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

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5.3           Capitalization.

(a)          The Company is authorized to issue 1,000,000 shares of Company Common Stock, 29,976 of which are issued and outstanding. Prior to giving effect to the transactions contemplated by this Agreement, the Sellers are the legal (registered) and beneficial owners of all of the issued and outstanding shares and other equity interests in or of the Company, with each Seller owning the shares and any other equity interests in the Company set forth on Schedule 5.3(a), all of which shares and other equity interests are owned free and clear of any Liens. The Purchased Shares to be delivered by the Sellers to the Purchaser at the Closing constitute all of the issued and outstanding shares and other equity interests in or of the Company. All of the outstanding shares and other equity interests in or of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the California Code, any other applicable Law, the Company Charter or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests in or of the Company in its treasury. None of the outstanding shares or other equity interests in or of the Company were issued in violation of any applicable securities Laws.

(b)          There are no options, warrants or other rights to subscribe for or purchase any shares or other equity interests in or of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any shares or other equity interests in or of the Company, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, any of its shareholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. There are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s shares or other equity interests. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares or other equity interests or securities in or of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no shares or other equity interests in or of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c)          Since January 1, 2015, the Company has not declared or paid any distribution or dividend in respect of its shares or other equity interests and has not repurchased, redeemed or otherwise acquired any shares or other equity interests in or of the Company, and the board of directors of the Company has not authorized any of the foregoing.

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5.4           Subsidiaries.

(a)          Schedule 5.4(a) sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by the Company or one of its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the shares or other equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any shares or other equity interests in or of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, Order or applicable Law. Except for the equity interests of the Subsidiaries listed on Schedule 5.4(a), the Company does not own or have any rights to acquire, directly or indirectly, any shares or other equity interests of any Person. None of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person (other than loans to customers in the ordinary course of business).

(b)          The Company is the legal and beneficial owner of ninety point twenty-seven percent (90.27%) of the issued and outstanding equity interests of San Meditech. There are no outstanding options, warrants, rights (including conversion rights, preemptive rights, rights of first refusal or similar rights) or agreements to purchase or acquire any equity interest, or any securities convertible into or exchangeable for an equity interest, of (i) San Meditech or (ii) any Subsidiaries of San Meditech. San Meditech and its Subsidiaries operate their respective business and develops and supplies Glucose sensors for diabetes patients.

5.5           Governmental Approvals. No consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as contemplated by this Agreement and (b) pursuant to Antitrust Laws.

5.6           Non-Contravention. The execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.5 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of their properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Company Material Contract.

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5.7           Financial Statements.

(a)          As used herein, the term “Company Financials” means the (i) audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2016 and December 31, 2015, and the related consolidated audited income statements, changes in shareholder equity and statements of cash flows for the years then ended and (ii) the unaudited financial statements, consisting of the consolidated balance sheet of the Target Companies as of March 31, 2017 (the “Interim Balance Sheet Date”) and the related consolidated income statement, changes in shareholder equity and statement of cash flows for the three (3) months then ended. The Company Financials (i) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved, and (iii) fairly present in all material respects the financial position of the Target Companies as of the respective dates thereof and the results of the operations and cash flows of the Target Companies for the periods indicated.

(b)          Each Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with the Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Target Company’s assets is compared with existing assets at regular intervals and verified for actual amounts and (vi) accounts, notes and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of the Company and its Subsidiaries. Since January 1, 2015, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

(c)          No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(d)          All Indebtedness of the Target Companies is disclosed in the financial statements and related notes previously delivered to the Purchaser. No Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(e)          No Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Interim Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

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(f)          All financial projections with respect to the Target Companies that were delivered by or on behalf of the Company to the Purchaser or its Representatives were prepared in good faith using assumptions that the Company believes to be reasonable.

5.8           Absence of Certain Changes. Since January 1, 2015, each Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 7.2(b) (without giving effect to Schedule 7.2) if such action were taken on or after the date hereof without the consent of the Purchaser.

5.9           Compliance with Laws. No Target Company is or has been in material conflict or non-compliance with, or in material default or violation of, nor has any Target Company received, since January 1, 2015, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

5.10         Company Permits. Except as set forth on Schedule 5.10, each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to the Purchaser true, correct and complete copies of all material Company Permits. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. No Target Company is in violation in any material respect of the terms of any Company Permit.

5.11         Litigation. Except as set forth on Schedule 5.11, there is no (a) Action of any nature pending or, to the Company’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made, or (b) Order pending now or rendered by a Governmental Authority since January 1, 2015, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. Since January 1, 2015, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

5.12         Material Contracts.

(a)          Schedule 5.12(a) sets forth a true, correct and complete list of, and the Company has made available to the Purchaser (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each contract required to be set forth on Schedule 5.12(a), a “Company Material Contract”) that:

(i)          contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

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(ii)         involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii)        involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv)        evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $100,000;

(v)         involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $100,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests in or of another Person;

(vi)        relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii)       by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of more than $1,000,000 in the aggregate;

(viii)      obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $100,000;

(ix)         is between any Target Company and any Top Customer or Top Supplier;

(x)          is between any Target Company and any directors, officers or employees of a Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xi)         obligates the Target Companies to make any capital commitment or expenditure in excess of $100,000 (including pursuant to any joint venture);

(xii)        relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality obligations);

(xiii)       provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;

(xiv)      relates to the development, ownership, licensing or use of any Intellectual Property by, to or from any Target Company, other than Off-the-Shelf Software Agreements; or

(xv)       is otherwise material to any Target Company and not described in clauses (i) through (xiv) above.

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(b)          With respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Target Company party thereto (subject to the Enforceability Exceptions) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect; (ii) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will affect the validity or enforceability of any Company Material Contract; (iii) no Target Company is in breach or default in any respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company; and (vi) no Target Company has waived any rights under any such Company Material Contract.

5.13         Intellectual Property.

(a)          Schedule 5.13(a)(i) sets forth: (i) all Patents and Patent applications, Trademark and service mark registrations and applications, internet domain name registrations and applications, and copyright registrations and applications owned or licensed by a Target Company or otherwise used or held for use by a Target Company in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by a Target Company. Schedule 5.13(a)(ii) sets forth all licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $5,000 per year (collectively, “Off-the-Shelf Software Agreements”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from a Target Company, if any. Each Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Target Company, and previously used or licensed by such Target Company, except for the Intellectual Property that is the subject of the Company IP Licenses. For each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor. Except as set forth on Schedule 5.13(a)(iii), all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP.

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(b)          Each Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Companies as presently conducted. Each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company. All registrations for Copyrights, Patents and Trademarks that are owned by or exclusively licensed to any Target Company are valid and in force, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. No Target Company is party to any Contract that requires a Target Company to assign to any Person all of its rights in any Intellectual Property developed by a Target Company under such Contract.

(c)          Schedule 5.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor (each, an “Outbound IP License”), and for each such Outbound IP License, describes (i) the applicable Intellectual Property licensed, (ii) the licensee under such Outbound IP License, and (iii) any royalties, license fees or other compensation due to a Target Company, if any. Each Target Company has performed all obligations imposed on it in the Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d)          No Action is pending or, to the Company’s Knowledge, threatened that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property currently licensed, used or held for use by the Target Companies in any material respect. No Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) grant any third Person any right with respect to any Intellectual Property owned by a Target Company. No Target Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is infringing upon, has misappropriated or is otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Target Company (“Company IP”) in any material respect.

(e)          All employees and independent contractors of a Target Company have assigned to the Target Companies all Intellectual Property arising from the services performed for a Target Company by such Persons. No current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. The Company has provided the Purchaser with true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to a Target Company.

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(f)          To the Knowledge of the Company, no Person has obtained unauthorized access to third party information and data in the possession of a Target Company, nor has there been any other compromise of the security, confidentiality or integrity of such information or data. Each Target Company has complied with all applicable Laws relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Target Companies has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(g)          The consummation of any of the transactions contemplated by this Agreement will neither violate nor by their terms result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Target Company, or (ii) any Company IP License. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or IP Licenses described in the previous sentence to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

5.14         Taxes and Returns.

(a)          Each Target Company has or will have timely filed, or caused to be timely filed, all material Tax Returns and reports required to be filed by it (taking into account all available extensions), which material Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established in accordance with GAAP. Schedule 4.14(a) sets forth each jurisdiction in which each Target Company files or is required to file a Tax Return. Each Target Company has complied with all applicable Laws relating to Tax.

(b)          There is no current pending or, to the Knowledge of the Company, threatened Action against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)          No Target Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d)          There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e)          Each Target Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f)          No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

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(g)          No Target Company has made any change in accounting method or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h)          No Target Company has any Liability for the Taxes of another Person (other than another Target Company) (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise. No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on the Company or its Subsidiaries with respect to any period following the Closing Date.

(i)          No Target Company has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

5.15         Real Property. Schedule 5.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company (the “Leased Premises”), and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under each Company Real Property Lease. The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

5.16         Personal Property. Each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than Twenty-Five Thousand Dollars ($25,000) is set forth on Schedule 5.16, along with, to the extent applicable, a list of lease agreements and lease guarantees related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). All such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted), and are suitable for their intended use in the business of the Target Companies. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Personal Property Leases, and no Target Company has received notice of any such condition.

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5.17         Title to and Sufficiency of Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests and (c) Liens specifically identified on the Company Financials. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the Target Companies as it is now conducted and presently proposed to be conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted and as presently proposed to be conducted.

5.18         Employee Matters.

(a)          No Target Company is a party to any collective bargaining agreement or other Contract with any group of employees, labor organization or other representative of any of the employees of any Target Company and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. There are no unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services to a Target Company. No current officer or employee of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company.

(b)          Each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and have not received written notice, or any other form of notice, that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c)          Schedule 5.18(c) hereto sets forth a complete and accurate list of all employees of the Target Companies showing for each as of that date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies)), (ii) any bonus, commission or other remuneration other than salary paid during the calendar year ended December 31, 2016, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the calendar year ended December 31, 2016. No employee is a party to a written employment Contract with a Target Company and each is employed with a “non-fixed term” in accordance with the Chinese Labor Contract Law, and (B) the Target Companies have paid in full to all such employees all wages, salaries, commission, bonuses and other compensation due to its employees, including overtime compensation, and there are no severance payments which are or could become payable by a Target Company to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any Law, custom, trade or practice. Each such employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with the Company or its Subsidiaries (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been provided to the Purchaser by the Company.

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(d)          Schedule 5.18(d) contains a list of all independent contractors (including consultants) currently engaged by any Target Company, along with the position, a description of responsibilities, the entity engaging such Person, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Each such independent contractors are a party to a written Contract with a Target Company. Each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with a Target Company, a copy of which has been provided to the Purchaser by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.

5.19         Benefit Plans.

(a)          Set forth on Schedule 5.19(a) is a true and complete list of each Foreign Plan of a Target Company (each, a “Company Benefit Plan”). No Target Company has ever maintained or contributed to (or had an obligation to contribute to) any “employee benefit plan” (as defined in Section 3(3) of ERISA).

(b)          With respect to each Company Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of a Target Company, the Company has provided to the Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plans and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) the most recent annual and periodic accounting of plan assets; (iii) the most recent actuarial valuation; and (iv) all communications with any Governmental Authority concerning any matter that is still pending or for which a Target Company has any outstanding Liability or obligation.

(c)          With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms and the requirements of any and all applicable Laws, and has been maintained, where required, in good standing with applicable regulatory authorities and Governmental Authorities; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); and (iv) all contributions and premiums required to be made with respect to a Company Benefit have been timely made. No Target Company has incurred any obligation in connection with the termination of, or withdrawal from, any Company Benefit Plan.

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(d)          The present value of the accrued benefit liabilities (whether or not vested) under each Company Benefit Plan, determined as of the end of the Company’s most recently ended fiscal year on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Company Benefit Plan allocable to such benefit liabilities.

(e)          The consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual.

(f)          Except to the extent required by applicable Law, no Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(g)          All Company Benefit Plans can be terminated at any time as of or after the Closing Date without resulting in any liability to any Target Company, the Purchaser or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities.

5.20         Environmental Matters.

(a)          Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b)          No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c)          No Action has been made or is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d)          No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Environmental Liabilities.

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(e)          There is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Company or, to the Company’s Knowledge, previously owned, operated, or leased property of a Target Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f)          To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g)          The Company has provided to the Purchaser all environmentally related site assessments, audits, studies, reports and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company.

5.21         Transactions with Related Persons. Except as set forth in the Company Financials and related notes, no Target Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or since January 1, 2015 has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth in the Company Financials and related notes, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. Schedule 5.21 specifically identifies all Contracts, arrangements or commitments subject to this Section that cannot be terminated upon sixty (60) days’ notice by the Target Companies without cost or penalty.

5.22         Insurance.

(a)          Schedule 5.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Company and its Subsidiaries are otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Company, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies.

(b)          Schedule 5.22(b) identifies each individual insurance claim in excess of $50,000 made by a Target Company since January 1, 2015. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim that could be covered by any such insurance policies, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

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5.23         Top Customers and Suppliers. Schedule 5.23 lists, by dollar volume paid for each of the twelve (12) months ended on December 31, 2015 and December 31, 2016, the key customers of the Target Companies (the “Top Customers”) and the key suppliers of goods or services to the Target Companies (the “Top Suppliers”), along with the amounts of such dollar volumes. The relationships of each Target Company with such suppliers and customers are good commercial working relationships and (i) no Top Supplier or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any relationships of such Person with a Target Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its relationships with a Target Company or intends to stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s Knowledge, no Top Supplier or Top Customer intends to refuse to pay any amount due to any Target Company or seek to exercise any remedy against any Target Company, (iv) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer, (v) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the other Ancillary Documents will not affect the relationship of any Target Company with any Top Supplier or Top Customer and (vi) no Top Supplier or Top Customer is an Affiliate of any Target Company, any Seller or any Affiliate of any Target Company or Seller.

5.24         Books and Records. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws.

5.25         Accounts Receivable. All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Target Companies (the “Accounts Receivable”) arose from sales actually made or services actually performed and represent valid obligations to a Target Company. None of the Accounts Receivable are, to the Knowledge of the Company, subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefor on the Company Financials. All of the Accounts Receivable are, to the Knowledge of the Company, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the Target Companies (net of reserves) within ninety (90) days.

5.26         Certain Business Practices.

(a)          No Target Company, nor any of their respective Representatives acting on their behalf, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (c) made any other unlawful payment. No Target Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b)          The operations of each Target Company are and have been conducted at all times in compliance with laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to the any of the foregoing is pending or, to the Knowledge of the Company, threatened.

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(c)          No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

5.27         Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

5.28         Finders and Investment Bankers. No Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

5.29         Foreign Private Issuer. After giving effect to the Transaction and the Spin-Off Transaction, the Purchaser will be, a “foreign private issuer” as defined in Rule 405 promulgated under the Securities Act.

5.30         No Disqualification Events. None of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity on the date hereof and as of the Closing Date (each, an “Issuer Covered Person”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchaser a copy of any disclosures provided thereunder.

5.31         Independent Investigation. Without limiting Section 8.4(c) hereof, the Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Article IV (including the related portions of the Purchaser Disclosure Schedules and any Supplemental Disclosure Schedules provided by the Purchaser); and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in Article IV (including the related portions of the Purchaser Disclosure Schedules and Supplemental Disclosure Schedules provided by the Purchaser).

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5.32         Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Proxy Documents; or (c) in the mailings or other distributions to the Purchaser’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.

5.33         Disclosure. No representations or warranties by the Company in this Agreement (including the disclosure schedules hereto) or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the disclosure schedules hereto and the Ancillary Documents, any fact necessary to make the statements or facts contained therein not materially misleading.

Article VI
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the Company Disclosure Schedules or in the schedules delivered by the Sellers to the Purchaser on the date hereof, the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Sellers hereby jointly and severally represent and warrant to the Purchaser as follows:

6.1           Due Organization and Good Standing. Each Seller, if not an individual person, is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

6.2           Authorization; Binding Agreement. Each Seller has all requisite power, authority and legal right and capacity to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform such Seller’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which a Seller is or is required to be a party shall be when delivered, duly and validly executed and delivered by such Seller and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to the Enforceability Exceptions.

6.3           Ownership. Sellers own good, valid and marketable title to the Purchased Shares, free and clear of any and all Liens, with each Seller owning the Purchased Shares set forth on Annex I. The Purchased Shares represent 100% of the issued and outstanding shares and other equity interests in or of the Company. There are no proxies, voting rights, shareholders’ agreements or other agreements or understandings, to which a Seller is a party or by which a Seller is bound, with respect to the voting or transfer of any of such Seller’s Purchased Shares other than this Agreement. Upon delivery of the Purchased Shares to the Purchaser on the Closing Date in accordance with this Agreement, the entire legal and beneficial interest in the Purchased Shares and good, valid and marketable title to the Purchased Shares, free and clear of all Liens (other than those imposed by applicable securities Laws or those incurred by the Purchaser), will pass to the Purchaser.

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6.4           Governmental Approvals. No Consent of or with any Governmental Authority on the part of any Seller is required to be obtained or made in connection with the execution, delivery or performance by such Seller of this Agreement or any Ancillary Documents or the consummation by a Seller of the transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement and (b) pursuant to Antitrust Laws.

6.5           Non-Contravention. The execution and delivery by each Seller of this Agreement and each Ancillary Document to which it is a party or otherwise bound, and the consummation by such Seller of the transactions contemplated hereby and thereby, and compliance by each Seller with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Seller’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 6.4 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Seller or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Seller under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Seller under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which a Seller is a party or a Seller or its properties or assets are otherwise bound, except for any deviations from any of the foregoing clauses (a), (b) or (c) that has not had and would not reasonably be expected to have a Material Adverse Effect on any Seller.

6.6           No Litigation. There is no Action pending or, to the Knowledge of such Seller, threatened, nor any Order is outstanding, against or involving any Seller or any of its officers, directors, managers, shareholders, properties, assets or businesses, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to adversely affect the ability of such Seller to consummate the transactions contemplated by, and discharge its obligations under, this Agreement and the Ancillary Documents to which such Seller is a party.

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6.7           Investment Representations. Each Seller: (a) is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act; (b) is acquiring its portion of the Exchange Shares for itself for investment purposes only, and not with a view towards any resale or distribution of such Exchange Shares; (c) has been advised and understands that the Exchange Shares (i) are being issued in reliance upon one or more exemptions from the registration requirements of the Securities Act and any applicable state securities Laws, (ii) have not been and shall not be registered under the Securities Act or any applicable state securities Laws and, therefore, must be held indefinitely and cannot be resold unless such Exchange Shares are registered under the Securities Act and all applicable state securities Laws, unless exemptions from registration are available and (iii) are subject to additional restrictions on transfer pursuant to the Lock-Up Agreement; (d) is aware that an investment in the Purchaser is a speculative investment and is subject to the risk of complete loss; and (e) acknowledges that the Purchaser is under no obligation hereunder to register the Exchange Shares under the Securities Act. No Seller has any Contract with any Person to sell, transfer, or grant participations to such Person, or to any third Person, with respect to the Exchange Shares. By reason of such Seller’s business or financial experience, or by reason of the business or financial experience of such Seller’s “purchaser representatives” (as that term is defined in Rule 501(h) under the Securities Act), each Seller is capable of evaluating the risks and merits of an investment in the Purchaser and of protecting its interests in connection with this investment. Each Seller has carefully read and understands all materials provided by or on behalf of the Purchaser or its Representatives to such Seller or such Seller’s Representatives pertaining to an investment in the Purchaser and has consulted, as such Seller has deemed advisable, with its own attorneys, accountants or investment advisors with respect to the investment contemplated hereby and its suitability for such Seller. Each Seller acknowledges that the Exchange Shares are subject to dilution for events not under the control of such Seller. Each Seller has completed its independent inquiry and has relied fully upon the advice of its own legal counsel, accountant, financial and other Representatives in determining the legal, tax, financial and other consequences of this Agreement and the transactions contemplated hereby and the suitability of this Agreement and the transactions contemplated hereby for such Seller and its particular circumstances, and, except as set forth herein, has not relied upon any representations or advice by the Purchaser or its Representatives. Each Seller acknowledges and agrees that, except as set forth in Article IV (including the related portions of the Purchaser Disclosure Schedules and any Supplemental Disclosure Schedules provided by the Purchaser), no representations or warranties have been made by the Purchaser or any of its Representatives, and that such Seller has not been guaranteed or represented to by any Person, (i) any specific amount or the event of the distribution of any cash, property or other interest in the Purchaser or (ii) the profitability or value of the Exchange Shares in any manner whatsoever. Each Seller: (A) has been represented by independent counsel (or has had the opportunity to consult with independent counsel and has declined to do so); (B) has had the full right and opportunity to consult with such Seller’s attorneys and other advisors and has availed itself of this right and opportunity; (C) has carefully read and fully understands this Agreement in its entirety and has had it fully explained to it or him by such counsel; (D) is fully aware of the contents hereof and the meaning, intent and legal effect thereof; and (E) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence.

6.8           Finders and Investment Bankers. No Seller, nor any of their respective Representatives on their behalf, has employed any broker, finder or investment banker or incurred any liability for any brokerage fees, commissions, finders’ fees or similar fees in connection with the transactions contemplated by this Agreement.

6.9           Independent Investigation. Without limiting Section 8.4(c) hereof, each Seller has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. Each Seller acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Article IV (including the related portions of the Purchaser Disclosure Schedules and any Supplemental Disclosure Schedules provided by the Purchaser); and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in Article IV (including the related portions of the Purchaser Disclosure Schedules and Supplemental Disclosure Schedules provided by the Purchaser).

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6.10         Information Supplied. None of the information supplied or to be supplied by any Seller expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Proxy Documents; or (c) in the mailings or other distributions to the Purchaser’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by any Seller expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no Seller makes any representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.

6.11         Disclosure. No representations or warranties by any Seller in this Agreement (including the disclosure schedules hereto) or the Ancillary Documents, (a) contains or will contain any untrue statement of a materials fact, or (b) omit or will omit to state, when read in conjunction with all of the information contained in this Agreement, the disclosure schedules hereto and the Ancillary Documents, any fact necessary to make the statements or facts contained herein not materially misleading.

Article VII
COVENANTS

7.1           Access and Information.

(a)          The Company shall give, and shall direct its Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and instruct each of the Company’s Representatives to cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies.

(b)          The Purchaser shall give, and shall direct its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and instruct each of the Purchaser’s Representatives to cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries.

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7.2           Conduct of Business of the Company.

(a)          Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 10.1 or the Closing (the “Interim Period”), except as expressly contemplated by this Agreement, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) take all reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, to maintain, in all material respects, their existing relationships with all Top Customers and Top Suppliers, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b)          Without limiting the generality of Section 7.2(a) and except as contemplated by the terms of this Agreement, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:

(i)          amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii)         authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii)        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)        incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 (individually or in the aggregate), make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person;

(v)         increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business consistent with past practice;

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(vi)        make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii)       transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any of the Company Registered IP, Company Licensed IP or other Company IP, or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(viii)      terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract (A) involving amounts reasonably expected to exceed $100,000 per year or $250,000 in the aggregate, (B) that would be a Company Material Contract or (C) with a term longer than one year that cannot be terminated without payment of a material penalty and upon notice of sixty (60) days or less;

(ix)         fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x)          establish any Subsidiary or enter into any new line of business;

(xi)         fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xii)        revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xiii)       waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or its Affiliates) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xiv)      close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xv)       acquire, including by merger, consolidation, acquisition of stock or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

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(xvi)      make capital expenditures in excess of $100,000 (individually for any project (or set of related projects) or $250,000 in the aggregate);

(xvii)     adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii)    voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan;

(xix)       sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xx)        enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxi)       take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents or approvals of any Governmental Authority to be obtained in connection with this Agreement;

(xxii)      enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiii)     authorize or agree to do any of the foregoing actions.

7.3           Conduct of Business of the Purchaser.

(a)          Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or pursuant to the Spin-Off Transaction or as set forth on Schedule 7.3, the Purchaser shall, (i) conduct its business, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its business, assets and employees, and (iii) take all reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organization, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b)          Without limiting the generality of Section 7.3(a) and except as contemplated by the terms of this Agreement or pursuant to the Spin-Off Transaction or as set forth on Schedule 7.3, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not:

(i)          amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii)         except as contemplated herein, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

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(iii)        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)        incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 (individually or in the aggregate), make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person;

(v)         make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi)        terminate, waive or assign any material right under any material agreement to which it is a party;

(vii)       fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(viii)      establish any Subsidiary or enter into any new line of business;

(ix)         fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(x)          revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;

(xi)         waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;

(xii)        acquire, including by merger, consolidation, acquisition of stock or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiii)       make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $250,000 in the aggregate;

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(xiv)      adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xv)       voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate other than pursuant to the terms of a material Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 7.3 during the Interim Period;

(xvi)      sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xvii)     enter into any agreement, understanding or arrangement with respect to the voting of the Purchaser Shares;

(xviii)    take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents or approvals of any Governmental Authority to be obtained in connection with this Agreement; or

(xix)       authorize or agree to do any of the foregoing actions.

7.4           Annual and Interim Financial Statements. From the date hereof through the Closing Date, within thirty (30) calendar days following the end of each three-month quarterly period and each fiscal year, the Company shall deliver to the Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet for the period from the Interim Balance Sheet Date through the end of such quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, the Company will also promptly deliver to the Purchaser copies of any audited consolidated financial statements of the Company and its Subsidiaries that the Company’s certified public accountants may issue.

7.5           Purchaser Public Filings. During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts to maintain the listing of the Purchaser’s American Depositary Shares on Nasdaq.

7.6           No Solicitation.

(a)          For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means with respect to (A) the Company, the Sellers and their respective Affiliates and (B) the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Company or its Subsidiaries (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Company or its Subsidiaries, in any case, whether such transaction takes the form of a sale of shares or other equity, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise.

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(b)          Subject to any fiduciary obligations to which the Purchaser is subject, during the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates (or, with respect to any Seller, any Target Company) or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c)          Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) orally and in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates (or with respect to any Seller, any Target Company), specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

7.7           No Trading. The Company and the Sellers acknowledge and agree that each is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by the U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. Each of the Company and the Sellers hereby agree that, while any of them are in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than acquire the Exchange Shares in accordance with Article I and Article II, communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

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7.8           Notification of Certain Matters. During the Interim Period, each of the Parties shall give prompt notice to the other Parties if such Party or its Affiliates (or, with respect to the Company, any Seller): (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates (or, with respect to the Company, any Seller) hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates (or, with respect to the Company, any Seller); (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions set forth in Article IX not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates (or, with respect to the Company, any Seller), or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates (or, with respect to the Company, any Seller) with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

7.9           Efforts.

(a)          Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b)          In furtherance and not in limitation of Section 7.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

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(c)          As soon as reasonably practicable following the date of this Agreement, the Parties shall cooperate in all respects with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or its Representatives (or with respect to the Company, any Seller) receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any suit is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private party challenging any of the transactions contemplated by this Agreement as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, cooperate in all respects with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(d)          Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

(e)          Notwithstanding anything herein to the contrary, no Party shall be required to agree to any term, condition or modification with respect to obtaining any Consents in connection with the transactions contemplated by this Agreement that would result in, or would be reasonably likely to result in: (i) a Material Adverse Effect to such Party or its Affiliates, or (ii) such Party having to cease, sell or otherwise dispose of any material assets or businesses (including the requirement that any such assets or business be held separate).

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7.10         Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

7.11         The Proxy Statement.

(a)          As promptly as practicable after the date hereof, the Purchaser shall prepare a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”), calling a special meeting of the Purchaser’s shareholders (the “Shareholder Meeting”) seeking the approval of the Purchaser’s shareholders for (i) the transactions contemplated by this Agreement, in accordance with and as required by the Purchaser’s Organizational Documents, applicable Law and any applicable rules and regulations of the SEC and Nasdaq and (ii) the Spin-Off Transaction, and file the Proxy Statement with the SEC on a Current Report on Form 6-K. In the Proxy Statement, the Purchaser shall seek (i) adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein by the holders of Purchaser Shares in accordance with the Purchaser’s Organizational Documents, the California Code, and applicable rules and regulations of the SEC and Nasdaq, (ii) adoption and approval of the Spin-Off Transaction in accordance with the Purchaser’s Organizational Documents, the California Code, and applicable rules and regulations of the SEC and Nasdaq, (iii) if required to be approved by the Purchaser’s shareholders, adoption and approval of an Amended and Restated Articles of Incorporation of the Purchaser in form and substance reasonably acceptable to the Purchaser and the Company (the “Amended Charter”) (which Amended Charter, if appropriate as determined by the Purchaser, will be adopted by the Purchaser at the time of the Closing to, among other things, change the name of the Purchaser effective as of the Closing to “San Meditech Holdings Ltd.”), (iv) to appoint the members of the board of directors of the Purchaser, and appoint the members of any committees thereof, in each case in accordance with Section 7.16 hereof, and (v) to obtain any and all other approvals necessary or advisable to effect the consummation of the transactions contemplated by this Agreement and the Ancillary Documents and by the Spin-Off Agreements. In connection with the Proxy Statement, the Purchaser will also file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable proxy solicitation rules set forth in the Purchaser’s Organizational Documents, the California Code and applicable rules and regulations of the SEC and Nasdaq (such Proxy Statement and the documents included or referred to therein, together with any supplements, amendments and/or exhibits thereto, the “Proxy Documents”).

(b)          Except with respect to the information provided by or on behalf of the Target Companies or the Sellers for inclusion in the Proxy Statement and other Proxy Documents, the Purchaser shall ensure that, when filed, the Proxy Statement and other Proxy Documents will comply in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. The Company and the Sellers shall promptly provide to the Purchaser such information concerning the Sellers, the Target Companies and their respective businesses, operations, condition (financial or otherwise), assets, Liabilities, properties, officers, directors and employees as is reasonably requested by the Purchaser for inclusion in the Proxy Documents. The Purchaser shall provide copies of the proposed forms of the Proxy Documents (including any amendments or supplements thereto) to Company such that the Company and its Representatives are afforded a reasonable amount of time prior to the dissemination or filing thereof to review such material and comment thereon prior to such dissemination or filing, and the Purchaser shall reasonably consider in good faith any comments of such Persons. The Purchaser shall provide the Company and its Representatives with copies of any written comments, and shall inform them of any material oral comments, that the Purchaser or any of its Representatives receive from the SEC or its staff with respect to the Proxy Documents promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments. The Company and the Sellers shall, and shall cause each of the Target Companies to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Purchaser and its Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Proxy Documents, and responding in a timely manner to comments from the SEC. The Purchaser shall call the Shareholder Meeting as promptly as reasonably practicable after the Proxy Statement has been filed with the SEC on a Current Report on Form 6-K.

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(c)          If at any time prior to the Closing, any information relating to the Purchaser, on the one hand, or the Company, its Subsidiaries or the Sellers, on the other hand, or any of their respective Affiliates, businesses, operations, condition (financial or otherwise), assets, Liabilities, properties, officers, directors or employees, should be discovered by the Purchaser, on the one hand, or the Target Companies or the Sellers, on the other hand, that should be set forth in an amendment or supplement to the Proxy Documents, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify each other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the Purchaser’s shareholders.

7.12         Public Announcements.

(a)          The Parties agree that no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser, the Company and the OSN Representative and the Seller Representative (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b)          The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a Shell Company Report on Form 20-F (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Seller Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the second (2nd) Business Day after the Closing). In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

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7.13         Confidential Information.

(a)          The Company (prior to the Closing) and the Sellers hereby agree that they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use it for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company (prior to the Closing), any Seller or any of the respective Representatives becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek a protective order or other remedy or waive compliance with this Section 7.13(a), and (B) in the event that such protective order or other remedy is not obtained, or the Purchaser waives compliance with this Section 7.13(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company and the Sellers shall, and shall cause their respective Representatives to, promptly deliver to the Purchaser any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon.

(b)          The Purchaser hereby agrees that during the Interim Period and, in the event this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company with prompt written notice of such requirement so that the Company, a Seller or an Affiliate of any of them may seek a protective order or other remedy or waive compliance with this Section 6.13(b), and (B) in the event that such protective order or other remedy is not obtained, or the Company waives compliance with this Section 6.13(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, the Purchaser and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

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7.14         Litigation Support. Following the Closing, in the event that and for so long as any Party is actively contesting or defending against any third party or Governmental Authority Action in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction that existing on or prior to the Closing Date involving the Purchaser or any Target Company, each of the other Parties will (i) reasonably cooperate with the contesting or defending party and its counsel in the contest or defense, (ii) make available its personnel at reasonable times and upon reasonable notice and (iii) provide (A) such testimony and (B) access to its non-privileged books and records as may be reasonably requested in connection with the contest or defense, at the sole cost and expense of the contesting or defending party (unless such contesting or defending party is entitled to indemnification therefor under Article VIII in which case, the costs and expense will be borne by the parties as set forth in Article VIII).

7.15         Documents and Information. After the Closing Date, the Purchaser and the Company shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Company and its Subsidiaries in existence on the Closing Date and make the same available for inspection and copying by the OSN Representative during normal business hours of the Company and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by the Purchaser or any Target Company without first advising the OSN Representative in writing and giving the OSN Representative a reasonable opportunity to obtain possession thereof.

7.16         Post-Closing Board of Directors and Executive Officers.

(a)          The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of four (4) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Purchaser Board the four (4) persons that are designated by the Company prior to the Closing (the “Seller Directors”), at least three (3) of whom shall be required to qualify as an independent director under Nasdaq rules.

(b)          The Parties shall take all action necessary, including causing the executive officers of the Purchaser to resign, so that the individuals serving as executive officers of the Purchaser immediately after the Closing will be the same individuals (in the same offices) as those of the Company immediately prior to the Closing.

7.17         Supplemental Disclosure Schedules.

(a)          During the Interim Period, each of the Company, the Sellers and the Purchaser shall have the right, by providing one or more written supplemental disclosure schedules (“Supplemental Disclosure Schedules”) to the others, to update its disclosure schedules to disclose updates to reflect changes in the ordinary course of business first existing or occurring after the date of this Agreement, which if existing or occurring on or prior to the date of this Agreement, would have been required to be set forth on such schedules. Other than any updates permitted by the prior sentence, no Supplemental Disclosure Schedule shall affect any of the conditions to the Parties’ respective obligations under the Agreement (including for purposes of determining satisfaction or waiver of the conditions set forth in Article IX), or any indemnification rights under Article VIII or any other remedy available to the Parties arising from a representation or warranty that was or would be inaccurate, or a warranty that would be breached, without qualification by the update.

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(b)          For the purposes of the Company Disclosure Schedules and the Purchaser Disclosure Schedules, any information, item or other disclosure set forth in any part of such disclosure schedules (or, to the extent applicable, any Supplemental Disclosure Schedule) shall be deemed to have been set forth in all other applicable parts of such disclosure schedules (or, to the extent applicable, Supplemental Disclosure Schedules) to the extent that the applicability of such disclosure to such other parts is reasonably apparent on the face of such disclosure. Inclusion of information in any disclosure schedule or Supplemental Disclosure Schedule shall not be construed as an admission by such party that such information is material to the business, properties, financial condition or results of operations of, as applicable, the Company, the Sellers or the Purchaser or their respective Affiliates. Matters reflected in any disclosure schedule or Supplemental Disclosure Schedule is not necessarily limited to matters required by this Agreement to be reflected therein and the inclusion of such matters shall not be deemed an admission that such matters were required to be reflected in such disclosure schedule or Supplemental Disclosure Schedule. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.

7.18         Purchaser Policies. During the Interim Period, the Purchaser will consult with the Company, and the Purchaser and the Company will adopt, effective as of the Closing, corporate and operational policies for the Purchaser, the Company and their respective Subsidiaries, including the Target Companies, appropriate for a company publicly traded in the United States with active business and operations in the industries and regions in which the Target Companies operate and contemplate operating as of the Closing. Such policies will include a conflicts of interest policy establishing, among other matters, proper procedures and limitations for related party loans involving the Purchaser or any of its Subsidiaries, including the Target Companies (the “Conflicts of Interest Policy”).

7.19         SOX 404(b) Compliance. From and after the Closing, the Sellers agree to, and cause the Seller Directors to, engage the Purchaser’s audit firm to complete an attestation pursuant to Section 404(b) of SOX and Item 308(b) of Regulation S-K of the Purchaser’s internal control over financial reporting effective no later than December 31, 2018, or such earlier date as is required by SEC rules or other applicable Law, with such audit firm’s attestation report to be included in the Purchaser’s applicable annual report.

7.20         Spin-Off Transaction. The Purchaser shall take and cause to be taken all actions necessary so that the Spin-Off Transaction shall be consummated on the Closing Date immediately following the Closing. Upon the closing of the Transaction and the Spin-Off Transaction, neither the Purchaser nor any Target Company shall have any obligations or liabilities, contingent or otherwise, relating to the Subsidiaries of the Purchaser as of the date hereof and prior to the Closing and shall have no affiliation with such Subsidiaries.

Article VIII
SURVIVAL AND INDEMNIFICATION

8.1           Survival.

(a)          All representations and warranties of the Company and the Sellers contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive the Closing through and until the second (2nd) anniversary of the Closing Date; provided, however, that (a) the representations and warranties contained in Sections 5.14 (Taxes and Returns), 5.19 (Benefit Plans), 5.20 (Environmental Matters), 5.31 (Information Supplied) and 5.10 (Information Supplied) shall survive until sixty (60) days after the expiration of the applicable statute of limitations, and (b) the representations and warranties contained in Sections 5.1 (Due Organization and Good Standing), 5.2 (Authorization; Binding Agreement), 5.3 (Capitalization), 5.4 (Subsidiaries), 5.28 (Finders and Investment Bankers), 5.29 (Independent Investigation), 6.1 (Due Organization and Good Standing), 6.2 (Authorization; Binding Agreement), 6.3 (Ownership), 6.8 (Finders and Investment Bankers) and 6.9 (Independent Investigation) shall survive indefinitely. Additionally, Fraud Claims against the Company or the Sellers shall survive indefinitely. If written notice of a claim for breach of any representation or warranty has been given before the applicable date when such representation or warranty no longer survives in accordance with this Section 8.1(a), then the relevant representations and warranties shall survive as to such claim, until the claim has been finally resolved. All covenants, obligations and agreements of the Company and the Sellers contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement), including any indemnification obligations, shall survive the Closing and continue until fully performed in accordance with their terms. For the avoidance of doubt, a claim for indemnification under any subsection of Section 7.2(a) other than clauses (i) or (ii) thereof may be made at any time.

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(b)          All representations and warranties of the Purchaser contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive the Closing through and until the second (2nd) anniversary of the Closing Date; provided, however, that (a) the representations and warranties contained in Section 3.10 (Taxes and Returns) shall survive until sixty (60) days after the expiration of the applicable statute of limitations, and (b) the representations and warranties contained in Sections 3.1 (Due Organization and Good Standing), 3.2 (Authorization; Binding Agreement), 3.5 (Capitalization), 3.16 (Finders and Investment Bankers) and 3.20 (Independent Investigation) shall survive indefinitely. Additionally, Fraud Claims against the Purchaser shall survive indefinitely. If written notice of a claim for breach of any representation or warranty has been given before the applicable date when such representation or warranty no longer survives in accordance with this Section 7.1(b)8.1(a), then the relevant representations and warranties shall survive as to such claim, until the claim has been finally resolved. All covenants, obligations and agreements of the Purchaser and FADL contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement), including any indemnification obligations, shall survive the Closing and continue until fully performed in accordance with their terms. For the avoidance of doubt, a claim for indemnification under any subsection of Section 7.2(b)8.1(b) other than clauses (i) or (ii) thereof may be made at any time.

8.2           Indemnification by the Sellers and FADL.

(a)          Subject to the terms and conditions of this Article VIII, from and after the Closing, the Sellers and their respective successors and assigns (with respect to any claim made under this Section 8.1(b)(a), the “Seller Indemnifying Parties”) will jointly and severally indemnify, defend and hold harmless the Purchaser and its Affiliates and their respective officers, directors, managers, employees, successors and permitted assigns (with respect to any claim made under this Section 8.1(b), the “Indemnified Parties”) from and against any and all losses, Actions, Orders, Liabilities, damages (including consequential damages), diminution in value, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses), (any of the foregoing, a “Loss”) paid, suffered or incurred by, or imposed upon, any Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim): (i) the breach of any representation or warranty made by the Company or any Seller set forth in this Agreement or in any certificate delivered by the Company, any Seller or the Seller Representative pursuant to this Agreement; (ii) the breach of any covenant or agreement on the part of any Seller or the Company set forth in this Agreement or in any certificate delivered by the Company, any Seller or the Seller Representative pursuant to this Agreement; (iii) any Action by Person(s) who were holders of equity securities of a Target Company, including options, warrants, convertible debt or other convertible securities or other rights to acquire equity securities of a Target Company, prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities; or (iv) any Fraud Claims.

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(b)          Subject to the terms and conditions of this Article VIII, from and after the Closing, FADL and its respective successors and assigns (with respect to any claim made under this Section 8.1(b)(b), the “OSN Management Indemnifying Parties” and together with the Seller Indemnifying Parties, the “Indemnifying Parties”) will jointly and severally indemnify, defend and hold harmless the Indemnified Parties from and against any and all Losses paid, suffered or incurred by, or imposed upon, any Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim): (i) the breach of any representation or warranty made by the Purchaser set forth in this Agreement or in any certificate delivered by the Purchaser or the OSN Representative pursuant to this Agreement; (ii) the breach of any covenant or agreement on the part of the Purchaser set forth in this Agreement or in any certificate delivered by the Purchaser or the OSN Representative pursuant to this Agreement; (iii) any Action by Person(s) who were holders of equity securities of the Purchaser, including options, warrants, convertible debt or other convertible securities or other rights to acquire equity securities of the Purchaser, prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities; or (iv) any Fraud Claims.

8.3           Payment from Escrow Account. Except for Fraud Claims, (i) any indemnification claims against an Indemnifying Party under this Article VIII shall be exclusively brought against and paid solely from the Indemnification Escrow Account and the Accrued Dividends, (ii) the aggregate indemnification claims against the OSN Management Indemnifying Parties shall not exceed the FADL Indemnification Escrow Shares and related Escrow Property plus any Accrued Dividends, subject to Section 8.4(a) and (iii) the aggregate indemnification claims against the Seller Indemnifying Parties shall not exceed the Seller Indemnification Escrow Shares and related Escrow Property plus any Accrued Dividends, subject to Section 8.4(a). Any indemnification claims shall first be paid with Accrued Dividends, then with any cash or cash equivalents that are held in the Indemnification Escrow Account, then with the Seller Indemnification Escrow Shares or OSN Management Indemnification Escrow Shares, respectively, and then with any remaining property in the Indemnification Escrow Account. With respect to any indemnification payment that includes Indemnification Escrow Shares, the value of each Indemnification Escrow Share for purposes of determining the indemnification payment shall be the lower of (x) the Purchaser Share Price on the date that the indemnification claim is finally determined in accordance with this Article VIII and (y) $0.75. For successful indemnification claims by an Indemnified Party, within five (5) Business Days after the indemnification claim is finally determined in accordance with this Article VIII, the Escrow Agent shall disburse a number of Indemnification Escrow Shares and other Escrow Property in the Indemnification Escrow Account equal to the amount of such indemnification claim (as determined in accordance with this Article VIII) from the Indemnification Escrow Account to the Purchaser (and the OSN Representative and the Seller Representative will provide or cause to be provided to the Escrow Agent any written instructions or other information or documents required by the Escrow Agent to do so). The Purchaser will cancel any Indemnification Escrow Shares distributed to the Purchaser from the Indemnification Escrow Account promptly after its receipt thereof and cancel any Accrued Dividend payable in respect of such Indemnification Escrow Shares.

8.4           Limitations and General Indemnification Provisions.

(a)          Except for Fraud Claims, the maximum aggregate amount of indemnification payments to which the Indemnifying Parties will be obligated to pay in the aggregate under Section 8.1(b) shall not exceed an amount equal to the Escrow Property in the Indemnification Escrow Account plus any Accrued Dividends. Notwithstanding the foregoing, in the event that any Escrow Property and/or Accrued Dividends are disbursed from the Indemnification Escrow Account to any Seller or FADL, if there is an indemnification claim against an Indemnifying Party that is finally determined to be due and owing to an Indemnified Party in accordance with the terms of this Agreement, to the extent that there is insufficient Escrow Property in the Indemnification Escrow Account to pay for such indemnification claim, the Sellers shall personally be jointly and severally liable to applicable Indemnified Parties for such excess indemnification obligations, with each Seller personally liable for up to a maximum amount (except with respect to Fraud Claims) equal to the fair market value of the Escrow Property and Accrued Dividends disbursed to such Seller on the date of disbursement from the Indemnification Escrow Account (with each Escrow Share valued at the Purchaser Share Price).

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(b)          Solely for purposes of determining the amount of Losses under this Article VIII (and, for the avoidance of doubt, not for purposes of determining whether there has been a breach giving rise to the indemnification claim), all of the representations, warranties and covenants set forth in this Agreement (including the disclosure schedules hereto) or any Ancillary Document that are qualified by materiality, Material Adverse Effect or words of similar import or effect will be deemed to have been made without any such qualification.

(c)          No investigation or knowledge by an Indemnified Party or the OSN Representative or their respective Representatives of a breach of a representation, warranty, covenant or agreement of an Indemnifying Party shall affect the representations, warranties, covenants and agreements of the Indemnifying Party or the recourse available to the Indemnified Parties under any provision of this Agreement, including this Article VIII, with respect thereto.

(d)          The amount of any Losses suffered or incurred by any Indemnified Party shall be reduced by the amount of any insurance proceeds paid to the Indemnified Party or any Affiliate thereof as a reimbursement with respect to such Losses (and no right of subrogation shall accrue to any insurer hereunder, except to the extent that such waiver of subrogation would prejudice any applicable insurance coverage), net of the costs of collection and the increases in insurance premiums resulting from such Loss or insurance payment.

8.5           Indemnification Procedures.

(a)          The OSN Representative shall have the sole right to act on behalf of the Indemnified Parties with respect to any indemnification claims made pursuant to this Article VIII, including bringing and settling any claims hereunder and receiving any notices on behalf of the Indemnified Parties. The Seller Representative shall have the sole right to act on behalf of the Seller Indemnifying Parties, and FADL shall have the sole right to act on behalf of the OSN Management Indemnifying Parties, with respect to any indemnification claims made pursuant to this Article VIII, including defending and settling any claims hereunder and receiving any notices on behalf of the Indemnifying Parties.

(b)           In order to make a claim for indemnification hereunder, the OSN Representative on behalf of an Indemnified Party must provide written notice (a “Claim Notice”) of such claim to the relevant Indemnifying Representative on behalf of the relevant Indemnifying Parties and to the Escrow Agent, which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses suffered by the Indemnified Party in connection with the claim to the extent known or reasonably estimable (provided, that the OSN Representative may thereafter in good faith adjust the amount of Losses with respect to the claim by providing a revised Claim Notice to such Indemnifying Representative and the Escrow Agent); provided, that the copy of any Claim Notice provided to the Escrow Agent shall be redacted for any confidential or proprietary information of the Indemnifying Party or the Indemnified Party described in clause (i).

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(c)          In the case of any claim for indemnification under this Article VIII arising from a claim of a third party (including any Governmental Authority) (a “Third Party Claim”), the OSN Representative must give a Claim Notice with respect to such Third Party Claim to the relevant Indemnifying Representative promptly (but in no event later than thirty (30) days) after the Indemnified Party’s receipt of notice of such Third Party Claim; provided, that the failure to give such notice will not relieve the relevant Indemnifying Party of its indemnification obligations except to the extent that the defense of such Third Party Claim is materially and irrevocably prejudiced by the failure to give such notice. The relevant Indemnifying Representative will have the right to defend and to direct the defense against any such Third Party Claim, at its expense and with counsel selected by such Indemnifying Representative, unless (i) such Indemnifying Representative fails to acknowledge fully to the OSN Representative the obligations of the relevant Indemnifying Party to such Indemnified Party within twenty (20) days after receiving notice of such Third Party Claim or contests, in whole or in part, its indemnification obligations therefor or (ii) at any time while such Third Party Claim is pending, (A) there is a conflict of interest between such Indemnifying Representative on behalf of such Indemnifying Party and the OSN Representative on behalf of the Indemnified Party in the conduct of such defense, (B) the applicable third party alleges a Fraud Claim, (C) such claim is criminal in nature, could reasonably be expected to lead to criminal proceedings, or seeks an injunction or other equitable relief against the Indemnified Party or (D) the amount of the Third Party Claim exceeds or is reasonably expected to exceed the amount of the Escrow Property plus Accrued Dividends. If the relevant Indemnifying Representative on behalf of the relevant Indemnifying Party elects, and is entitled, to compromise or defend such Third Party Claim, it will within twenty (20) days (or sooner, if the nature of the Third Party Claim so requires) notify the OSN Representative of its intent to do so, and such Indemnifying Representative and the Indemnified Party will, at the request and expense of such Indemnifying Representative, cooperate in the defense of such Third Party Claim. If such Indemnifying Representative on behalf of the relevant Indemnifying Party elects not to, or at any time is not entitled under this Section 8.5 to, compromise or defend such Third Party Claim, fails to notify the OSN Representative of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the OSN Representative on behalf of the Indemnified Party may pay, compromise or defend such Third Party Claim. Notwithstanding anything to the contrary contained herein, the relevant Indemnifying Party will have no indemnification obligations with respect to any such Third Party Claim which is settled by the Indemnified Party or the OSN Representative without the prior written consent of such Indemnifying Representative on behalf of the relevant Indemnifying Party (which consent will not be unreasonably withheld, delayed or conditioned); provided, however, that notwithstanding the foregoing, the Indemnified Party will not be required to refrain from paying any Third Party Claim which has matured by a final, non-appealable Order, nor will it be required to refrain from paying any Third Party Claim where the delay in paying such claim would result in the foreclosure of a Lien upon any of the property or assets then held by the Indemnified Party or where any delay in payment would cause the Indemnified Party material economic loss. The relevant Indemnifying Representative’s right on behalf of the relevant Indemnifying Party to direct the defense will include the right to compromise or enter into an agreement settling any Third Party Claim; provided, that no such compromise or settlement will obligate the Indemnified Party to agree to any settlement that requires the taking or restriction of any action (including the payment of money and competition restrictions) by the Indemnified Party other than the execution of a release for such Third Party Claim and/or agreeing to be subject to customary confidentiality obligations in connection therewith, except with the prior written consent of the OSN Representative on behalf of the Indemnified Party (such consent to be withheld, conditioned or delayed only for a good faith reason). Notwithstanding the relevant Indemnifying Representative’s right on behalf of the relevant Indemnifying Party to compromise or settle in accordance with the immediately preceding sentence, such Indemnifying Representative on behalf of such Indemnifying Party may not settle or compromise any Third Party Claim over the objection of the OSN Representative on behalf of the Indemnified Party; provided, however, that consent by the OSN Representative on behalf of the Indemnified Party to settlement or compromise will not be unreasonably withheld, delayed or conditioned. The OSN Representative on behalf of the Indemnified Party will have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the relevant Indemnifying Representative’s right on behalf of the relevant Indemnifying Party to direct the defense.

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(d)          With respect to any direct indemnification claim that is not a Third Party Claim, the relevant Indemnifying Representative on behalf of the relevant Indemnifying Party will have a period of thirty (30) days after receipt of the Claim Notice to respond thereto. If such Indemnifying Representative on behalf of such Indemnifying Party does not respond within such thirty (30) days, such Indemnifying Representative on behalf of such Indemnifying Party will be deemed to have accepted responsibility for the Losses set forth in such Claim Notice subject to the limitations on indemnification set forth in this Article VIII and will have no further right to contest the validity of such Claim Notice. If such Indemnifying Representative on behalf of such Indemnifying Party responds within such thirty (30) days after the receipt of the Claim Notice and rejects such claim in whole or in part, the OSN Representative on behalf of the Indemnified Party will be free to pursue such remedies as may be available under this Agreement (subject to Section 12.4), any Ancillary Documents or applicable Law.

8.6           Exclusive Remedy. From and after the Closing, except with respect to Fraud Claims related to the negotiation or execution of this Agreement or claims seeking injunctions or specific strict performance (including pursuant to Section 12.7), indemnification pursuant to this Article VIII shall be the sole and exclusive remedy for the Parties with respect to matters arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or otherwise relating to the subject matter of this Agreement, including the negotiation and discussion thereof.

Article IX
CLOSING CONDITIONS

9.1           Conditions to Each Party’s Obligations. The obligations of each Party to consummate the transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company, the Purchaser and the Seller Representative of the following conditions:

(a)          Required Purchaser Shareholder Approval. The matters described in clauses (i), (ii), (iii) and (iv) of Section 7.11(a) that are submitted to the vote of the shareholders of the Purchaser at the Shareholder Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the shareholders of the Purchaser at the Shareholder Meeting in accordance with the Proxy Statement (the “Required Shareholder Vote”).

(b)          Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(c)          Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(d)          Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 9.1(d) shall have each been obtained or made.

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(e)          Nasdaq Listing. The Purchaser’s American Depositary Shares shall have been approved for being traded on Nasdaq by the Closing Date.

(f)          No Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making (i) the transactions or agreements contemplated by this Agreement or (ii) the Spin-Off Transaction illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(g)          No Litigation. There shall not be any pending Action brought by a third-party non-Affiliate to enjoin or otherwise restrict the consummation of (i) the Closing or (ii) the closing of the Spin-Off Transaction.

(h)          Appointment to the Board. The members of Purchaser’s board of directors shall have been elected or appointed to Purchaser’s board of directors as of the Closing consistent with the requirements of Section 7.16.

(i)          Fairness Opinion. The special committee of the board of directors of the Purchaser shall have received a fairness opinion from the Highline Research Advisors LLC (or such other financial advisor as approved by such special committee).

(j)          Spin-Off Transaction. All of the conditions to the obligations of the parties to the Spin-Off Agreements to consummate the Spin-Off Transaction shall have been satisfied or waived in writing (where permissible) by the parties thereto.

(k)          Amended and Restated Memorandum and Articles of Association. Subject to shareholder approval set forth under Section 8.1(a) hereunder, the Company’s Amended and Restated Memorandum and Articles of Association shall become effective as of the Closing.

9.2           Conditions to Obligations of the Company and the Sellers. In addition to the conditions specified in Section 9.1, the obligations of the Company and the Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company and the Seller Representative) of the following conditions:

(a)          Representations and Warranties. All of the representations and warranties of the Purchaser set forth in this Agreement and in any certificate delivered by the Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that do not materially and adversely affect the Purchaser’s ability to consummate the transactions contemplated hereby.

(b)          Agreements and Covenants. The Purchaser shall have performed in all material respects all of the Purchaser’s obligations and complied in all material respects with all of the Purchaser’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)          No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement.

(d)          Closing Deliveries.

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(i)          Officer Certificate. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.2(a), 9.2(b) and 9.2(c).

(ii)         Secretary Certificate. The Purchaser shall have delivered to the Company a certificate from its secretary certifying as to (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the Purchaser’s board of directors authorizing the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence of the Required Shareholder Vote and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Purchaser is or is required to be a party or otherwise bound.

(iii)        Good Standing. The Purchaser shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Purchaser certified as of a date no later than sixty (60) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s jurisdiction of organization and from each other jurisdiction in which the Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv)        Escrow Agreement. The Company shall have received a copy of the Escrow Agreement, duly executed by the Purchaser and the Escrow Agent.

(e)          Effectiveness of Certain Ancillary Documents.

(i)          Non-Competition Agreements. The Non-Competition and Non-Solicitation Agreements to be entered into by each Seller and the other Subject Parties thereto (as defined therein) in favor of and for the benefit of the Purchaser, the Company and each of the other Covered Parties (as defined therein) (each, a “Non-Competition Agreement”), the form of which is attached as Exhibit B hereto, shall be duly executed and delivered and in full force and effect in accordance with the terms thereof as of the Closing.

(ii)         Lock-Up Agreement. The Lock-Up Agreement to be entered into by and among the Sellers, the Purchaser and the OSN Representative (the “Lock-Up Agreement”), the form of which is attached as Exhibit C hereto, shall be duly executed and delivered and in full force and effect in accordance with the terms thereof as of the Closing.

(iii)        Resignation. The Sellers shall have received written resignations, effective as of the Closing, of certain of the directors and officers of the Purchaser as requested by the Sellers prior to the Closing in accordance with Section 6.16.

9.3           Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 9.1, the obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a)          Representations and Warranties. All of the representations and warranties of the Company and the Sellers set forth in this Agreement and in any certificate delivered by the Company or any Seller pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, any Target Company or adversely affects the Company’s or Sellers’ ability to consummate the transactions contemplated hereby.

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(b)          Agreements and Covenants. The Company and each Seller shall have performed in all material respects all of such Party’s obligations and complied in all material respects with all of such Party’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)          No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to any Target Company since the date of this Agreement.

(d)          Closing Deliveries.

(i)          Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.3(a), 9.3(b) and 9.3(c).

(ii)         Seller Certificate. The Purchaser shall have received a certificate from each Seller, dated as of the Closing Date, signed by such Seller, certifying as to the satisfaction of the conditions specified in Sections 9.3(a) and 9.3(b) with respect to such Seller.

(iii)        Secretary Certificate. The Company shall have delivered to the Purchaser a certificate from its secretary certifying as to (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the Company’s board of directors and shareholders authorizing the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, and (C) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(iv)        Good Standing. The Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company certified as of a date no later than five (5) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to conduct business as an American corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(v)         Certified Charter. A copy of the Company Charter, as in effect as of the Closing, certified by the appropriate Governmental Authority of the state of California, U.S.A as of a date no more than ten (10) Business Days prior to the Closing Date.

(vi)        Employment Agreements. The Purchaser shall have received employment agreements, in each case effective as of the Closing, in form and substance reasonably satisfactory to the Purchaser (the “Employment Agreements”), between each of the persons set forth Schedule 9.3(d)(vi) hereto and the applicable Target Company or the Purchaser, as noted in Schedule 9.3(d)(vi), each such Employment Agreement duly executed by the parties thereto.

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(vii)       Escrow Agreement. The Purchaser shall have received a copy of the Escrow Agreement, duly executed by the Seller Representative and the Escrow Agent.

(viii)      Legal Opinion. The Purchaser shall have received a duly executed legal opinion addressed to the Purchaser and dated as of the Closing Date from the Company’s legal counsel, Allbright Law Offices, in form and substance reasonably satisfactory to the Purchaser.

(ix)         Share Certificates and Transfer Instruments. The Purchaser shall have received from each Seller share certificates representing the Purchased Shares (or duly executed affidavits of lost stock certificates and indemnities in forms and substance reasonably acceptable to the Purchaser), together with executed instruments of transfer in respect of the Purchased Shares in favor of the Purchaser (or its nominee) and in form reasonably acceptable for transfer on the books of the Company.

(x)          Board Resolutions. The Purchaser shall have received duly executed written resolutions of the board of directors of the Company, in the agreed form, approving: the transfer of the Purchased Shares to the Purchaser (or its nominee) at Closing; the resignations of those directors and officers referred to at (xii) below; and the appointment of such persons as directors and/or officers of the Company as the Purchaser may request prior to Closing.

(xi)         Resignations. The Purchaser shall have received written resignations, effective as of the Closing, of each of the directors and officers of the Company as requested by the Purchaser prior to the Closing.

(xii)        Conflicts of Interest Policy. The Company shall have adopted the Conflicts of Interest Policy in form and substance reasonably acceptable to the Purchaser and delivered a copy thereof to the Purchaser.

(e)          Effectiveness of Certain Ancillary Documents. Each of the Non-Competition Agreements and the Lock-Up Agreement shall be duly executed and delivered and in full force and effect in accordance with the terms thereof as of the Closing.

9.4           Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such the failure of such Party or its Affiliates (or with respect to the Company, any Seller) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article X
TERMINATION AND EXPENSES

10.1         Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a)          by mutual written consent of the Purchaser and the Company;

(b)          by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article IX have not been satisfied or waived by the six (6) month anniversary of the date of this Agreement (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 10.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to the Company, the Sellers) of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

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(c)          by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to a Party if the failure by such Party or its Affiliates (or with respect to the Company, the Sellers) to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d)          by written notice by the Company, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.2(a) or Section 9.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided by the Company or (B) the Outside Date;

(e)          by written notice by the Purchaser, if (i) there has been a breach by the Company or the Sellers of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.3(a) or Section 9.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided by the Purchaser or (B) the Outside Date;

(f)          by written notice by the Purchaser if there shall have been a Material Adverse Effect on the Company or its Subsidiaries following the date of this Agreement which is uncured and continuing; or

(g)          by written notice by the Purchaser if the Shareholder Meeting is held and the Required Shareholder Vote is not obtained as such meeting.

10.2         Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 10.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 10.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 7.12, 7.13, 10.3, 10.4, Article XII and this Section 10.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above). Without limiting the foregoing, and except as provided in Sections 10.3 and 10.4 and this Section 10.2, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 10.1.

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10.3         Fees and Expenses. Subject to Sections 10.4, 12.14 and 12.15 all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement.

10.4         Termination Fee. Notwithstanding Section 10.3 above, in the event that there is a termination of this Agreement by the Purchaser pursuant to Section 10.1(e), the Company shall pay to the Purchaser a termination fee equal to the Expenses actually incurred by or on behalf of the Purchaser or any of its Affiliates in connection with the authorization, preparation, negotiation, execution or performance of this Agreement or the transactions contemplated hereby, including any related SEC filings and the Proxy Documents (the “Termination Fee”). The Termination Fee shall be paid by wire transfer of immediately available funds to an account designated in writing by the Purchaser within ten (10) Business Days after the Purchaser delivers to the Company the amount of such Expenses, along with reasonable documentation in connection therewith. Notwithstanding anything to the contrary in this Agreement, the Parties expressly acknowledge and agree that, with respect to any termination of this Agreement in circumstances where the Termination Fee is payable, the payment of the Termination Fee shall, in light of the difficulty of accurately determining actual damages, constitute liquidated damages with respect to any claim for damages or any other claim which the Purchaser would otherwise be entitled to assert against the Company or its Affiliates or any of their respective assets, or against any of their respective directors, officers, employees or shareholders with respect to this Agreement and the transactions contemplated hereby and shall constitute the sole and exclusive remedy available to the Purchaser, provided, that the foregoing shall not limit (x) the Company or any Seller from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against the Company or any Seller, in either case, prior to termination of this Agreement or (y) the rights of the Purchaser to seek specific performance or other injunctive relief in lieu of terminating this Agreement.

Article XI
RELEASES

11.1         Release and Covenant Not to Sue. Effective as of the Closing, to the fullest extent permitted by applicable Law, each Seller, on behalf of itself and its Affiliates and any Shareholder that owns any share or other equity interest in or of such Seller (the “Releasing Persons”), hereby releases and discharges the Target Companies from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such Releasing Person now has, has ever had or may hereafter have against the Target Companies arising on or prior to the Closing Date or on account of or arising out of any matter occurring on or prior to the Closing Date, including any rights to indemnification or reimbursement from a Target Company, whether pursuant to its Organizational Documents, Contract or otherwise, and whether or not relating to claims pending on, or asserted after, the Closing Date. From and after the Closing, each Releasing Person hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against the Target Companies or their respective Affiliates, based upon any matter purported to be released hereby. Notwithstanding anything herein to the contrary, the releases and restrictions set forth herein shall not apply to any claims a Releasing Person may have against any party pursuant to the terms and conditions of this Agreement or any Ancillary Document.

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Article XII
MISCELLANEOUS

12.1         Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser at or prior to the Closing, or to the OSN Representative, to:

Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17, Shanghai, 200120,
People’s Republic of China
Attention: Wei Hua
Telephone No.: 86 (21) 6888-8886
Email: int.tr@ossengroup.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attention: David Selengut, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: selengut@egsllp.com

If to the Company, to:

America-Asia Diabetes Research Foundation
18 Cobblestone Way, Irvine, California 92612 U.S.A
Attention: Howard Gang Hao
Facsimile No.: +86 572 2605055
Telephone No.: +86 572 2605200-8010
Email: haog@sanmeditech.com

with a copy (which will not constitute notice) to:

Allbright Law Offices
11, 12/F, Shanghai Tower
No.501,Yincheng Middle Road, Pudong New Area
Shanghai 200120 P. R. China
Attention: Steve Zhu
Facsimile No.: (86)21 2051 1999
Telephone No.: (86)21 2051 1000
Email: stevezhu@allbrightlaw.com

If to the Seller Representative or any Seller, to: Howard Gang Hao Facsimile No.: +86 572 2605055 Telephone No.: +86 572 2605200-8010 Email: haog@sanmeditech.com with a copy (which will not constitute notice) to:

Allbright Law Offices
11, 12/F, Shanghai Tower
No.501,Yincheng Middle Road, Pudong New Area
Shanghai 200120 P. R. China
Attention: Steve Zhu
Facsimile No.: (86)21 2051 1999
Telephone No.: (86)21 2051 1000
Email: stevezhu@allbrightlaw.com

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If to the Purchaser after the Closing, to:

San Meditech (Huzhou) Co. Ltd.

Floor 5, No.699 Qingtong Road, Huzhou City, Zhejiang
Province 31300 P. R. China
Attention: Howard Gang Hao
Facsimile No.: +86 572 2605055
Telephone No.: +86 572 2605200-8010
Email: haog@sanmeditech.com

with a copy (which will not constitute notice) to:

Allbright Law Offices
11, 12/F, Shanghai Tower
No.501,Yincheng Middle Road, Pudong New Area
Shanghai 200120 P. R. China
Attention: Steve Zhu
Facsimile No.: (86)21 2051 1999
Telephone No.: (86)21 2051 1000
Email: stevezhu@allbrightlaw.com

and

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attention: David Selengut, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: selengut@egsllp.com

12.2         Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser, the Company, the OSN Representative and the Seller Representative, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

12.3         Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

12.4         Arbitration. Any and all disputes, controversies and claims (other than disputes subject to the Dispute Resolution Procedure under Section 2.2 or applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 12.4) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 12.4. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures of the Commercial Arbitration Rules (the “AAA Procedures”) of the American Arbitration Association (the “AAA”). Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. Time is of the essence. Each party shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

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12.5         Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Section 12.4, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any court in which appeal from such courts may be taken) (the “Specified Courts”). Subject to Section 12.4, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 12.1. Nothing in this Section 12.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

12.6         WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.6.

12.7         Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

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12.8         Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

12.9         Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company, the OSN Representative and the Seller Representative.

12.10         Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Sellers, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of the OSN Representative.

12.11         Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

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12.12         Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Exhibit” and “Annex” are intended to refer to Sections, Articles, Schedules, Exhibits and Annexes to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its shareholders under the California Code or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

12.13         Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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12.14         OSN Representative.

(a)          The Purchaser, on behalf of itself and its Subsidiaries, successors and assigns, by execution and delivery of this Agreement, hereby irrevocably appoints Wei Hua, in his capacity as the OSN Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person in connection with: (i) bringing, managing, controlling, defending and settling on behalf of an Indemnified Party or Purchaser Indemnifying Party any indemnification claims by or against any of them under Article VIII, including controlling, defending, managing, settling and participating in any Third Party Claim in accordance with Section 8.5; (ii) acting on behalf of such Person under the Escrow Agreement; (iii) making on behalf of such Person any determinations and taking all actions on their behalf relating to the Earn-Out Payments under Article II and any disputes with respect thereto; (iv) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the OSN Representative is a party; (v) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under this Agreement or any Ancillary Documents to which the OSN Representative is a party; and (vi) otherwise enforcing the rights and obligations of any such Persons under this Agreement and the Ancillary Documents to which the OSN Representative is a party, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person; provided, that the Parties acknowledge that the OSN Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of the Purchaser Shares (other than the Sellers and their respective successors and assigns). All decisions and actions by the OSN Representative, including any agreement between the OSN Representative and the Seller Representative, any Seller or other Seller Indemnified Party or Seller Indemnifying Party relating to the defense or settlement of any claims for which a Seller Indemnifying Party may be required to indemnify an Indemnified Party pursuant to Article VIII or for which a Purchaser Indemnifying Party may be required to indemnify a Seller Indemnified Party pursuant to Article VIII, shall be binding upon the Purchaser and its Subsidiaries, successors and assigns, and they shall not have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 12.14 are irrevocable and coupled with an interest. The OSN Representative hereby accepts its appointment and authorization as the OSN Representative under this Agreement.

(b)          The OSN Representative shall not be liable for any act done or omitted under this Agreement or any Ancillary Agreement as the OSN Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Purchaser shall indemnify, defend and hold harmless the OSN Representative from and against any and all Losses incurred without gross negligence, bad faith or willful misconduct on the part of the OSN Representative and arising out of or in connection with the acceptance or administration of the OSN Representative’s duties under this Agreement, including the reasonable fees and expenses of any legal counsel retained by the OSN Representative. In no event shall the OSN Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The OSN Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the OSN Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the OSN Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the Purchaser, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the OSN Representative may deem necessary or desirable from time to time. All of the indemnities, immunities, releases and powers granted to the OSN Representative under this Section 12.14 shall survive the Closing.

(c)          The Person serving as the OSN Representative may resign upon ten (10) days’ prior written notice to the Purchaser and the Seller Representative, provided, that the OSN Representative appoints in writing a replacement OSN Representative. Each successor OSN Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original OSN Representative, and the term “OSN Representative” as used herein shall be deemed to include any such successor OSN Representatives.

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12.15         Seller Representative.

(a)          By the execution and delivery of this Agreement, each Seller, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Howard Gang Hao, in his capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of such Seller with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Seller under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Seller, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under this Agreement or any of the Ancillary Documents to which the Seller Representative is a party, including: (i) bringing, managing, controlling, defending and settling on behalf of a Seller Indemnified Party or Seller Indemnifying Party any indemnification claims by or against any of them under Article VIII, including controlling, defending, managing, settling and participating in any Third Party Claim in accordance with Section 8.5; (ii) acting on behalf of such Person under the Escrow Agreement; (iii) making on behalf of such Person any determinations and taking all actions on their behalf relating to the Earn-Out Payments under Article II and any disputes with respect thereto; (iv) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Seller Representative is a party (provided, that any such action, if material to the rights and obligations of Sellers in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all Sellers unless otherwise agreed by each Seller who is subject to any disparate treatment of a potentially adverse nature); (v) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under this Agreement or any Ancillary Documents to which the Seller Representative is a party; (vi) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its sole discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (vii) incurring and paying expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; (viii) receiving all or any portion of the consideration provided to the Sellers under this Agreement and to distribute the same to the Sellers in accordance with their Pro Rata Shares; and (ix) otherwise enforcing the rights and obligations of any such Persons under this Agreement and the Ancillary Documents to which the Seller Representative is a party, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and the OSN Representative, the Purchaser or any other Indemnified Party or Purchaser Indemnifying Party relating to the defense or settlement of any claims for which a Seller Indemnifying Party may be required to indemnify an Indemnified Party pursuant to Article VIII or for which a Purchaser Indemnifying Party may be required to indemnify a Seller Indemnified Party pursuant to Article VIII, shall be binding upon the Sellers and their respective successors and assigns, and they shall not have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 12.14 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement

(b)          Any other Person, including the OSN Representative, the Purchaser, the Company and the other Indemnified Parties and Purchaser Indemnifying Parties may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of Sellers hereunder or any Ancillary Document to which the Seller Representative is a party. The OSN Representative, the Purchaser, the Company and each Indemnified Party and Purchaser Indemnifying Party shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) the settlement of any claims for indemnification by an Indemnified Party or against a Purchaser Indemnifying Party pursuant to Article VIII, (ii) any payment instructions provided by the Seller Representative or (iii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no Seller or other Seller Indemnified Party or Seller Indemnifying Party shall have any cause of action against the OSN Representative, the Purchaser, the Company or any other Indemnified Party or Purchaser Indemnifying Party for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. The OSN Representative, the Purchaser, the Company and the other Indemnified Parties and Purchaser Indemnifying Parties shall not have any liability to any Seller or other Seller Indemnified Party or Seller Indemnifying Party for any allocation or distribution among Sellers by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to a Seller under this Agreement or any Ancillary Document to which the Seller Representative is a party shall be made to the Seller Representative for the benefit of such Seller, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Seller with respect thereto. All notices or other communications required to be made or delivered by a Seller shall be made by the Seller Representative (except for a notice under Section 12.15(d) of the replacement of the Seller Representative).

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(c)          The Seller Representative will act for the Sellers on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Sellers, but the Seller Representative will not be responsible to Sellers for any Losses that any Seller or other Seller Indemnified Party or Seller Indemnifying Party may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. The Sellers do hereby jointly and severally agree to indemnify, defend and hold the Seller Representative harmless from and against any and all Losses reasonably incurred or suffered as a result of the performance of the Seller Representative’s duties under this Agreement, except for any such liability arising out of the bad faith, gross negligence or willful misconduct of the Seller Representative. The Seller Representative will not be entitled to any fee, commission or other compensation for the performance of its services hereunder, but will be entitled to the payment from Sellers of all its expenses incurred as the Seller Representative.

(d)          If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of Sellers, then the Sellers shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Sellers holding in the aggregate Pro Rata Shares in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the OSN Representative and the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.

Article XIII
DEFINITIONS

13.1         Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Accrued Dividends” means any dividends or distributions paid or otherwise accruing to Escrow Shares during the time such Escrow Shares are held in an Escrow Account, as of the relevant date.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

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“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the Escrow Agreement, the Non-Competition Agreements and the Lock-Up Agreement and the other agreements, certificates and instruments to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“California Code” means the California Corporations Code, as amended.

“Class A Purchaser Share” means Class A ordinary shares of a par value of $0.01 each of the Purchaser.

“Class B Purchaser Share” means Class B ordinary shares of a par value of $0.01 each of the Purchaser.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Charter” means the memorandum and articles of association of the Company, as amended and effective under the California Code.

“Company Common Stock” means the shares of common stock, no par value, of the Company.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or the Sellers or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company, the Sellers or their respective Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

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“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Dispute Resolution Notice Date” means the date that the OSN Representative or the Seller Representative receives notice from the other party that such other party has elected to resolve a dispute pursuant to Section 2.2 using the Dispute Resolution Procedure.

“Dispute Resolution Procedure” means the dispute resolution procedure set forth in Section 2.3.

“Earn-Out Escrow Account” means a segregated escrow account in which the Earn-Out Escrow Shares and other Escrow Property related thereto will be held by the Escrow Agent pursuant to the terms of this Agreement and the Escrow Agreement.

“Earn-Out Escrow Shares” means the 24,372,900 Exchange Shares, including any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, to be held by the Escrow Agent in the Earn-Out Escrow Account.

“Earn-Out Target” means Revenue of $6,470,588, assuming a RMB:USD exchange rate of 6.8:1.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials.

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“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Accounts” means collectively, the Earn-Out Escrow Account and the Indemnification Escrow Account.

“Escrow Agent” means the escrow agent that is a party to the Escrow Agreement, in its capacity as the escrow agent under the Escrow Agreement or any other escrow agent agreed to by the Purchaser and the Company prior to the Closing (or any successor escrow agent).

“Escrow Property” means, at any given time, the securities and other property held by the Escrow Agent in an Escrow Account in accordance with the terms and conditions of this Agreement and the Escrow Agreement, including Escrow Shares held in such Escrow Account (but specifically excluding any dividends or distributions paid or payable on the Escrow Shares), giving effect to any disbursements or payments from such Escrow Account.

“Escrow Shares” means, collectively, the Earn-Out Escrow Shares and the Indemnification Escrow Shares.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FADL Indemnification Escrow Shares” means the FADL Shares, including any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, to be held by the Escrow Agent in the Indemnification Escrow Account.

“Foreign Plan” means any plan, fund (including any superannuation fund) or other similar program or arrangement established or maintained outside the United States by the Company or any one or more of its Subsidiaries primarily for the benefit of employees of the Company or such Subsidiaries residing outside the United States, which plan, fund or other similar program or arrangement provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

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“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Indebtedness” of any Person means (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest) or for the deferred purchase price of property or services, (b) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (c) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (d) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (e) all obligations of such Person in respect of acceptances issued or created, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by an Lien on any property of such Person and (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (h) all obligation described in clauses (a) through (g) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Indemnification Escrow Account” means a segregated escrow account in which the Earn-Out Escrow Shares and other Escrow Property related thereto will be held by the Escrow Agent pursuant to the terms of this Agreement and the Escrow Agreement.

“Indemnification Escrow Shares” means, collectively, the FADL Indemnification Escrow Shares and the Seller Indemnification Escrow Shares.

“Independent Expert” means a mutually acceptable independent (i.e., no prior material business relationship with any party for the prior two (2) years) accounting firm recognized internationally (which appointment will be made no later than ten (10) days after the Dispute Resolution Notice Date); provided, that if the Independent Expert does not accept its appointment or if the OSN Representative and the Seller Representative cannot agree on the Independent Expert, in either case within twenty (20) days after the Dispute Resolution Notice Date, either the OSN Representative or the Seller Representative may require, by written notice to the other, that the Independent Expert be selected by the New York City Regional Office of the American Arbitration Association in accordance with the procedures of the American Arbitration Association. The parties agree that the Independent Expert will be deemed to be independent even though a party or its Affiliates may, in the future, designate the Independent Expert to resolve disputes of the types covered by Section 2.2.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

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“Internet Assets” means any all domain name registrations, web sites and web pages and related rights, items and documentation related thereto.

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers or directors of any Target Company, including Howard Gang Hao, after due inquiry or (ii) any other Party, the actual knowledge of its directors and executive officers, after due inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses.

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“Nasdaq” means the Nasdaq Capital Market.

“Organizational Documents” means, with respect to the Purchaser, the Purchaser Charter, and with respect to any other Party, its Certificate of Incorporation and Bylaws or similar organizational documents, in each case, as amended.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (v) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Purchaser Charter” means the memorandum of association of the Purchaser, as amended and effective under the California Code.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company, any Seller or their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company, any Seller or their respective Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

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“Purchaser Shares” means ordinary shares of the Purchaser, par value $0.01 per share, which shall be reclassified as Class A Purchaser Shares following the Closing.

“Purchaser Share Price” shall mean the average closing trade price of the Purchaser’s American Depositary Shares issuable (or any successor equity security, including equity securities of a successor entity issued in exchange for Purchaser Shares) as listed by Nasdaq (or any successor exchange or quotation system on which such shares are listed or quoted) for the twenty (20) day trading period ending on the trading day immediately prior to the date of determination.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representative” means, as to any Person, such Person’s Affiliates and its and their managers, directors, officers, employees, agents and advisors (including financial advisors, counsel and accountants).

“Revenue” means the aggregated consolidated revenue from the operations of the Purchaser, the Company and their respective Subsidiaries (including Subsidiaries acquired by the Purchaser, the Company or their respective Subsidiaries following the Closing) for the year ending December 31, 2017, determined in accordance with GAAP and as set forth in the audited financial statements included in the Company’s annual report on Form 20-F to be filed by the Company with the SEC.

“RMB” means Renminbi of the People’s Republic of China.

“SEC” means the Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Escrow Shares” means, collectively, the Earn-Out Escrow Shares and the Seller Indemnification Escrow Shares.

“Seller Indemnification Escrow Shares” means the 3,722,554 Class B Purchaser Shares, including any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, to be held by the Escrow Agent in the Indemnification Escrow Account.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

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“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

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13.2         Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
AAA	12.4
AAA Procedures	12.4
Accounts Receivable	5.25
Acquisition Proposal	7.6(a)
Agreement	Preamble
Alternative Transaction	7.6(a)
Amended Charter	7.11(a)
Antitrust Laws	7.9(b)
Claim Notice	8.5(b)
Closing	3.1
Closing Date	3.1
Closing Filing	7.12(b)
Closing Press Release	7.12(b)
Company	Preamble
Company Benefit Plan	5.19(a)
Company Disclosure Schedules	Article V
Company Financials	5.7(a)
Company IP	5.13(d)
Company IP Licenses	5.13(a)
Company Material Contract	5.12(a)
Company Permits	5.10
Company Personal Property Leases	5.16
Company Real Property Leases	5.15
Company Registered IP	5.13(a)
Dispute	12.4
Disqualification Event	4.30
Enforceability Exceptions	4.2
Environmental Permit	5.20(a)
Escrow Account	1.3
Escrow Agreement	1.3
Escrow Shares	1.3
Exchange Shares	1.2
Expenses	10.3
Federal Securities Laws	6.7.11(b)7
Indemnification Cap `	8.4(b)
Indemnified Party	8.1(b)
Indemnifying Party	8.1(b)
Interim Balance Sheet Date	5.7(a)
Interim Period	7.2(a)
Issuer Covered Person	4.30
Lock-Up Agreement	9.2(e)(ii)
Loss	8.1(b)
Non-Competition Agreement	9.2(e)(i)
Off-the-Shelf Software Agreements	5.13(a)
OSN Representative Preamble	Preamble
Outbound IP License	5.13(c)
Outside Date	10.1(b)
Party(ies)	Preamble
Post-Closing Purchaser Board	7.16(a)
Pro Rata Share	1.2
Proxy Documents	7.11(a)
Proxy Statement	7.11(a)
Public Certifications	4.6(a)
Purchased Shares	1.1
Purchaser	Preamble
Purchaser Disclosure Schedules	Article IV
Purchaser Financials	4.6(b)
Purchaser Material Contracts	4.13(a)
Related Person	5.21
Releasing Persons	11.1
Required Shareholder Vote	9.1(a)
Resolution Period	12.4
San Meditech	Recitals
SEC Reports	4.6(a)
Seller Directors	7.16(a)
Seller Representative	Preamble
Sellers	Preamble
Shareholder Meeting	7.11(a)
Signing Filing	7.12(b)
Signing Press Release	7.12(b)
Specified Courts	12.5
Supplemental Disclosure Schedules	7.17(a)
Termination Fee	10.4
Third Party Claim	8.5(c)
Transaction	1.1

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[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

The Purchaser:

OSSEN INNOVATION CO., LTD.,
a British Virgin Islands company

By:	/s/ Wei Hua
Name: Wei Hua
Title: CEO

The OSN Representative:

WEI HUA, solely in his capacity as the OSN Representative hereunder

By:	/s/ Wei Hua
Name: Wei Hua
Title: CEO

FASCINATING ACME GROWTH LIMITED

By:	/s/ Xiamin Gu
Name: Xiamin Gu
Title: Director

[Signature Page to Share Exchange Agreement]

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The Company:

AMERICA-ASIA DIABETES RESEARCH FOUNDATION
an American company

By:	/s/ Howard Gang Hao
Name: Howard Gang Hao
Title: Executive Director

The Seller Representative:

/s/ Howard Gang Hao
Howard Gang Hao, solely in the capacity hereunder as the Seller Representative

[Signature Page To Share Exchange Agreement]

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The Seller:

/s/ Howard Gang Hao
Howard Gang Hao

[Signature Page To Share Exchange Agreement]

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The Seller:

/s/ Ken Yiming Hao
Ken Yiming Hao

[Signature Page To Share Exchange Agreement]

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The Seller:

/s/ Xiaohong Han
Xiaohong Han

[Signature Page To Share Exchange Agreement]

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The Seller:

/s/ Kezhan Qi
Kezhan Qi

[Signature Page To Share Exchange Agreement]

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The Seller:

SKY ALLANCE MANAGEMENT LIMITED

a British Virgin Islands company

By:	/s/ Howard Gang Hao
Name: Howard Gang Hao
Title: Authorized Representative

[Signature Page To Share Exchange Agreement]

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The Seller:

Jetzer Limited

a British Virgin Islands company

By:	/s/ Howard Gang Hao
Name: Howard Gang Hao
Title: Authorized Representative

[Signature Page To Share Exchange Agreement]

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The Seller:

Opinvestment Holding Investment Co., Ltd.

a British Virgin Islands company

By:	/s/ Haijun Lang
Name: Haijun Lang
Title: Director

[Signature Page To Share Exchange Agreement]

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The Seller:

Diabeteszoom Innovations Investment Co., Ltd.

a British Virgin Islands company

By:	/s/ Jinfeng Peng
Name: Jinfeng Peng
Title: Director

[Signature Page To Share Exchange Agreement]

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The Seller:

Telemeditech Investment Group Co., Ltd.

a British Virgin Islands company

By:	/s/ Chen Chen
Name: Chen Chen
Title: Director

[Signature Page To Share Exchange Agreement]

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The Seller:

Fast Legend Investment Limited

a British Virgin Islands company

By:	/s/ Weidong Miao
Name: Weidong Miao
Title: Director

[Signature Page To Share Exchange Agreement]

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The Seller:

Better Faith Industries Limited

a British Virgin Islands company

By:	/s/ Xiaoyan Wang
Name: Xiaoyan Wang
Title: Director

[Signature Page To Share Exchange Agreement]

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The Seller:

WEI HONG INTERNATIONAL LIMITED

a Hong Kong company

By:	/s/ Ng Ying Kit
Name: Ng Ying Kit
Title: Director

[Signature Page To Share Exchange Agreement]

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The Seller:

Citi Linkage Holdings Limited

a British Virgin Islands company

By:	/s/ Dongjia Wei
Name: Dongjia Wei
Title: Executive Director

[Signature Page To Share Exchange Agreement]

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The Seller:

HHM International, Inc.

a British Virgin Islands company

By:	/s/ Huazhen Lin
Name: Huazhen Lin
Title: Executive Director

[Signature Page To Share Exchange Agreement]

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ANNEX I
List of Sellers

Seller Name	Share No. Before Closing	Pro Rata Share	Share No. After Closing	Class of Shares on Closing
Howard Gang Hao	2,868	9.57%	7,774,953	Class B
Ken Yiming Hao	4,000	13.34%	10,837,816	Class B
Xiaohong Han	777	2.59%	2,104,194	Class A
Kezhan Qi	78	0.26%	211,232	Class A
Sky Allance Management Limited	6,523	21.76%	17,678,477	Class A
Jetzer Limited	1,580	5.27%	4,281,506	Class A
Opinvestment Holding Investment Co. Ltd.	2,472	8.25%	6,702,548	Class A
Diabeteszoom Innovations Investment Co. Ltd.	1,474	4.92%	3,997,156	Class A
Telemeditech Investment Group Co. Ltd.	1,477	4.93%	4,005,280	Class A
Fast Legend Investment Limited	2,368	7.90%	6,418,197	Class A
Better Faith Industries Limited	2,264	7.55%	6,133,847	Class A
Wei Hong International Limited	1,475	4.92%	3,997,156	Class A
Citi Linkage Holdings Limited	1,421	4.74%	3,850,918	Class A
HHM International, Inc.	1,199	4.00%	3,249,720	Class A
TOTAL	29,976	100.0000%	81,243,000	-

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Annex B

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made and entered into as of July 19, 2017 by and among (i) Elegant Kindness Limited, a business company incorporated in the British Virgin Islands with limited liability (the “Purchaser”), (ii) Liang Tang, the sole shareholder of the Purchaser (the “Shareholder”), (iii) Ossen Innovation Materials Group Co., Ltd., a business company incorporated in the British Virgin Islands with limited liability (the “Company”) and (iv) Ossen Innovation Co. Ltd. (the “Seller”). The Purchaser, the Shareholder, the Company and the Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

WHEREAS, the Seller owns 100% of the issued and outstanding shares of the Company;

WHEREAS, the Shareholder owns 100% of the issued and outstanding shares of the Purchaser;

WHEREAS, the Shareholder owns approximately 60% of the issued and outstanding ordinary shares, par value $0.01 per share, of the Seller (the “Exchange Shares”);

WHEREAS, the Company is a holding company for Ossen Group (Asia) Co., Ltd. and Topchina Development Co., Ltd., and indirectly for Ossen Innovation Materials Co., Ltd. and Ossen (Jiujiang) New Materials Co., Ltd. (collectively, the “Subsidiaries”);

WHEREAS, the Company, indirectly through the Subsidiaries, manufactures and sells plain surface prestressed steel materials and rare earth coated and zinc coated prestressed steel materials in China;

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, all of the Purchased Shares (as hereinafter defined) in exchange for the repurchase of the Exchange Shares by the Seller from the Shareholder, subject to the terms and conditions set forth herein (the “Transaction”); and

WHEREAS, the Company has entered into that certain Share Exchange Agreement, dated as of the date hereof (together with the ancillary agreements thereto, the “Acquisition Agreement”), pursuant to which the Seller has agreed to acquire all of the issued and outstanding shares of America-Asia Diabetes Research Foundation (the “San Meditech Acquisition”) on the Closing Date (as hereinafter defined).

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I
THE share PURCHASE

1.1           Purchase and Sale of Shares. At the Closing (as hereinafter defined) and subject to and upon the terms and conditions of this Agreement, the Seller shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, all of the issued and outstanding shares (being 50,000 ordinary shares, US$1.00 par value per share) of the Company (collectively, the “Purchased Shares”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws).

1.2           Consideration. At the Closing and subject to and upon the terms and conditions of this Agreement, in full payment for the Purchased Shares, the Shareholder shall deliver to the Seller all of the Exchange Shares, which shares shall be cancelled by the Seller upon receipt thereof.

1.3           Company Shareholder Consent. Seller, as the sole shareholder of the Company, hereby approves, authorizes and consents to the Company’s execution and delivery of this Agreement and the Ancillary Documents, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby. Seller acknowledges and agrees that the consent set forth herein is intended and shall constitute such consent of the Seller as may be required (and shall, if applicable, operate as a written shareholder resolution of the Company) pursuant to the Company Charter, any other agreement in respect of the Company to which the Seller is a party and all applicable Laws.

Article II
CLOSING

2.1           Closing. Subject to the satisfaction or waiver of the conditions set forth in Article III, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP, 1345 Avenue of the Americas, New York, NY 10105, on the third (3rd) Business Day after all the closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

Article III
CLOSING CONDITIONS

3.1           Conditions to Each Party’s Obligations. The obligations of each Party to consummate the transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Seller and the Purchaser of the following conditions:

(a)       Consummation of San Meditech Acquisition. All of the conditions to the obligations of the parties to the agreements to consummate the San Meditech Acquisition shall have been satisfied or waived in writing (where permissible) by the parties thereto.

(b)       Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(c)       No Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(d)       No Litigation. There shall not be any pending Action brought by a third-party non-Affiliate to enjoin or otherwise restrict the consummation of the Closing.

3.2           Conditions to Obligations of the Company and the Seller. In addition to the conditions specified in Section 3.1, the obligations of the Company and the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company and the Seller) of the following condition:

(a)       Share Certificates and Transfer Instruments. The Seller shall have received from the Shareholder certificates representing the Exchanged Shares (or duly executed affidavits of lost stock certificates in form and substance reasonably acceptable to the Seller), together with executed instruments of transfer in respect of the Exchanged Shares in favor of the Seller and in form reasonably acceptable for transfer on the books of the Seller.

(b)       Fairness Opinion. Seller’s special committee shall have received a fairness opinion from Highline Research Advisors LLC (or such other financial advisor as approved by the special committee).

3.3           Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 3.1, the obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a)       Share Certificates and Transfer Instruments. The Purchaser shall have received from Seller certificates representing the Purchased Shares (or duly executed affidavits of lost stock certificates in form and substance reasonably acceptable to the Purchaser), together with executed instruments of transfer in respect of the Purchased Shares in favor of the Purchaser (or its nominee) and in form reasonably acceptable for transfer on the books of the Company.

3.4           Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article III to be satisfied if such failure was caused by such the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article IV

PURCHASER and shareholder RepresentationS and Warranties

 The Shareholder and Purchaser hereby jointly and severally represent and warrant to the Seller as follows:

4.1           Due Organization and Good Standing. The Purchaser is a business company duly incorporated, validly existing and in good standing under the Laws of British Virgin Islands.

4.2           Authorization; Binding Agreement. Each of the Shareholder and the Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Purchaser and the Shareholder, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser and the Shareholder, enforceable against the Purchaser and the Shareholder in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

4.3           Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Purchaser or the Shareholder is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, other than (a) such filings as may be required in any jurisdiction in which such Party is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with NASDAQ with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

4.4           Non-Contravention. The execution and delivery by each of the Shareholder and the Purchaser of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of such Party (if any), (b) conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of such Party.

4.5           Seller Assets and Liabilities. On the Closing Date, after giving effect to the Transaction and the San Meditech Acquisition, the Seller shall have no cash and no assets or liabilities,.

4.6           Ownership. Shareholder owns good, valid and marketable title to the Exchange Shares, free and clear of any and all Liens. There are no proxies, voting rights, shareholders’ agreements or other agreements or understandings, to which Shareholder is a party or by which Shareholder is bound, with respect to the voting or transfer of any of Shareholder’s Exchange Shares other than this Agreement. Upon delivery of the Exchange Shares to the Seller on the Closing Date in accordance with this Agreement, the entire legal and beneficial interest in the Exchange Shares and good, valid and marketable title to the Exchange Shares, free and clear of all Liens (other than those imposed by applicable securities Laws), will pass to the Seller.

Article V

company RepresentationS AND Warranties

The Company hereby represents and warrants to the Shareholder and the Purchaser as follows:

5.1           Due Organization and Good Standing. The Company is a business company duly incorporated, validly existing and in good standing under the Laws of British Virgin Islands.

5.2           Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Company, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions.

5.3           Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby and thereby, other than (a) such filings as may be required in any jurisdiction in which the Company is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with NASDAQ with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act, the Exchange Act and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

5.4           Non-Contravention. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of the Company (if any), (b) conflict with or violate any Law, Order or Consent applicable to the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any lien upon any of the properties or assets of the Company under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of the Company.

Article VI
TERMINATION AND EXPENSES

6.1           Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a)       by mutual written consent of the Purchaser and the Company; or

(b)       by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority.

6.2           Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 6.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 6.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, and nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement. Without limiting the foregoing, and except as provided in this Article VI, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 6.1.

6.3           Fees and Expenses. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement.

Article VII
RELEASES

7.1           Release and Covenant Not to Sue. Effective as of the Closing, to the fullest extent permitted by applicable Law, the Purchaser and Shareholder, each on behalf of itself or himself and its or his Affiliates, respectively (the “Releasing Persons”), will release and discharge the Seller from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such Releasing Person now has, has ever had or may hereafter have against the Seller arising on or prior to the Closing Date or on account of or arising out of any matter occurring on or prior to the Closing Date, including any rights to indemnification or reimbursement from Seller, whether pursuant to its Organizational Documents, Contract or otherwise, and whether or not relating to claims pending on, or asserted after, the Closing Date. From and after the Closing, each Releasing Person hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against the Seller or its Affiliates, based upon any matter purported to be released hereby. Notwithstanding anything herein to the contrary, the releases and restrictions set forth herein shall not apply to any claims a Releasing Person may have against any party pursuant to the terms and conditions of this Agreement or any Ancillary Document.

Article VIII
SURVIVAL AND INDEMNIFICATION

8.1           Survival. All representations and warranties of the Purchaser and Shareholder contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive the Closing through and until the second (2nd) anniversary of the Closing Date; provided, however, that the representations and warranties contained in Sections 4.1 (Due Organization and Good Standing), 4.2 (Authorization; Binding Agreement) and 4.6 (Ownership), shall survive indefinitely. Additionally, Fraud Claims against the Purchaser or Shareholder shall survive indefinitely. If written notice of a claim for breach of any representation or warranty has been given before the applicable date when such representation or warranty no longer survives in accordance with this Section 8.1, then the relevant representations and warranties shall survive as to such claim, until the claim has been finally resolved. All covenants, obligations and agreements of the Purchaser and Shareholder contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement), including any indemnification obligations, shall survive the Closing and continue until fully performed in accordance with their terms. For the avoidance of doubt, a claim for indemnification under any subsection of Section 8.2 other than clauses (i) or (ii) thereof may be made at any time.

8.2           Indemnification by the Purchaser and Shareholder. Subject to the terms and conditions of this Article VIII, from and after the Closing, the Purchaser and Shareholder and their respective successors and assigns (with respect to any claim made under this Section 8.2, the “Indemnifying Parties”) will jointly and severally indemnify, defend and hold harmless the Seller and its Affiliates and their respective officers, directors, managers, employees, successors and permitted assigns (with respect to any claim made under this Section 8.2, the “Indemnified Parties”) from and against any and all losses, Actions, Orders, Liabilities, damages (including consequential damages), diminution in value, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses), (any of the foregoing, a “Loss”) paid, suffered or incurred by, or imposed upon, any Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim): (i) the breach of any representation or warranty made by the Purchaser or Shareholder set forth in this Agreement or in any certificate delivered by the Purchaser or Shareholder pursuant to this Agreement; (ii) the breach of any covenant or agreement on the part of Purchaser or Shareholder set forth in this Agreement or in any certificate delivered by Purchaser or Shareholder pursuant to this Agreement; (iii) any Action by Person(s) who were holders of equity securities of the Seller, including options, warrants, convertible debt or other convertible securities or other rights to acquire equity securities of the Seller, prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities; or (iv) any Fraud Claims.

8.3           Limitations and General Indemnification Provisions.

(a)       Solely for purposes of determining the amount of Losses under this Article VIII (and, for the avoidance of doubt, not for purposes of determining whether there has been a breach giving rise to the indemnification claim), all of the representations, warranties and covenants set forth in this Agreement (including the disclosure schedules hereto) or any Ancillary Document that are qualified by materiality or words of similar import or effect will be deemed to have been made without any such qualification.

(b)       No investigation or knowledge by an Indemnified Party its Representatives of a breach of a representation, warranty, covenant or agreement of an Indemnifying Party shall affect the representations, warranties, covenants and agreements of the Indemnifying Party or the recourse available to the Indemnified Parties under any provision of this Agreement, including this Article VIII, with respect thereto.

(c)       The amount of any Losses suffered or incurred by any Indemnified Party shall be reduced by the amount of any insurance proceeds paid to the Indemnified Party or any Affiliate thereof as a reimbursement with respect to such Losses (and no right of subrogation shall accrue to any insurer hereunder, except to the extent that such waiver of subrogation would prejudice any applicable insurance coverage), net of the costs of collection and the increases in insurance premiums resulting from such Loss or insurance payment.

8.4           Indemnification Procedures.

(a)       Wei Hua (the “OSN Representative”) shall have the sole right to act on behalf of the Indemnified Parties with respect to any indemnification claims made pursuant to this Article VIII, including bringing and settling any claims hereunder and receiving any notices on behalf of the Indemnified Parties. The Shareholder (the “Indemnifying Representative”) shall have the sole right to act on behalf of the Indemnifying Parties with respect to any indemnification claims made pursuant to this Article VIII, including defending and settling any claims hereunder and receiving any notices on behalf of the Indemnifying Parties.

(b)       In order to make a claim for indemnification hereunder, the OSN Representative on behalf of an Indemnified Party must provide written notice (a “Claim Notice”) of such claim to the Indemnifying Representative on behalf of the Indemnifying Parties, which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses suffered by the Indemnified Party in connection with the claim to the extent known or reasonably estimable (provided, that the OSN Representative may thereafter in good faith adjust the amount of Losses with respect to the claim by providing a revised Claim Notice to Indemnifying Representative).

(c)       In the case of any claim for indemnification under this Article VIII arising from a claim of a third party (including any Governmental Authority) (a “Third Party Claim”), the OSN Representative must give a Claim Notice with respect to such Third Party Claim to the Indemnifying Representative promptly (but in no event later than thirty (30) days) after the Indemnified Party’s receipt of notice of such Third Party Claim; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations except to the extent that the defense of such Third Party Claim is materially and irrevocably prejudiced by the failure to give such notice. The Indemnifying Representative will have the right to defend and to direct the defense against any such Third Party Claim, at its expense and with counsel selected by Indemnifying Representative, unless (i) the Indemnifying Representative fails to acknowledge fully to the OSN Representative the obligations of the Indemnifying Parties to such Indemnified Party within twenty (20) days after receiving notice of such Third Party Claim or contests, in whole or in part, its indemnification obligations therefor or (ii) at any time while such Third Party Claim is pending, (A) there is a conflict of interest between the Indemnifying Representative on behalf of the Indemnifying Parties and the OSN Representative on behalf of the Indemnified Party in the conduct of such defense, (B) the applicable third party alleges a Fraud Claim or (C) such claim is criminal in nature, could reasonably be expected to lead to criminal proceedings, or seeks an injunction or other equitable relief against the Indemnified Parties. If the Indemnifying Representative on behalf of the Indemnifying Parties elects, and is entitled, to compromise or defend such Third Party Claim, it will within twenty (20) days (or sooner, if the nature of the Third Party Claim so requires) notify the OSN Representative of its intent to do so, and Indemnifying Representative and the Indemnified Party will, at the request and expense of Indemnifying Representative, cooperate in the defense of such Third Party Claim. If Indemnifying Representative on behalf of the Indemnifying Parties elects not to, or at any time is not entitled under this Section 8.4 to, compromise or defend such Third Party Claim, fails to notify the OSN Representative of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the OSN Representative on behalf of the Indemnified Party may pay, compromise or defend such Third Party Claim. Notwithstanding anything to the contrary contained herein, the Indemnifying Parties will have no indemnification obligations with respect to any such Third Party Claim which is settled by the Indemnified Party or the OSN Representative without the prior written consent of Indemnifying Representative on behalf of the Indemnifying Parties (which consent will not be unreasonably withheld, delayed or conditioned); provided, however, that notwithstanding the foregoing, the Indemnified Party will not be required to refrain from paying any Third Party Claim which has matured by a final, non-appealable Order, nor will it be required to refrain from paying any Third Party Claim where the delay in paying such claim would result in the foreclosure of a Lien upon any of the property or assets then held by the Indemnified Party or where any delay in payment would cause the Indemnified Party material economic loss. The Indemnifying Representative’s right on behalf of the Indemnifying Parties to direct the defense will include the right to compromise or enter into an agreement settling any Third Party Claim; provided, that no such compromise or settlement will obligate the Indemnified Party to agree to any settlement that requires the taking or restriction of any action (including the payment of money and competition restrictions) by the Indemnified Party other than the execution of a release for such Third Party Claim and/or agreeing to be subject to customary confidentiality obligations in connection therewith, except with the prior written consent of the OSN Representative on behalf of the Indemnified Party (such consent to be withheld, conditioned or delayed only for a good faith reason). Notwithstanding the Indemnifying Representative’s right on behalf of the Indemnifying Parties to compromise or settle in accordance with the immediately preceding sentence, Indemnifying Representative on behalf of Indemnifying Parties may not settle or compromise any Third Party Claim over the objection of the OSN Representative on behalf of the Indemnified Party; provided, however, that consent by the OSN Representative on behalf of the Indemnified Party to settlement or compromise will not be unreasonably withheld, delayed or conditioned. The OSN Representative on behalf of the Indemnified Party will have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Representative’s right on behalf of the Indemnifying Parties to direct the defense.

(d)       With respect to any direct indemnification claim that is not a Third Party Claim, the Indemnifying Representative on behalf of the Indemnifying Parties will have a period of thirty (30) days after receipt of the Claim Notice to respond thereto. If Indemnifying Representative on behalf of Indemnifying Parties does not respond within such thirty (30) days, Indemnifying Representative on behalf of Indemnifying Parties will be deemed to have accepted responsibility for the Losses set forth in such Claim Notice subject to the limitations on indemnification set forth in this Article VIII and will have no further right to contest the validity of such Claim Notice. If Indemnifying Representative on behalf of Indemnifying Parties responds within such thirty (30) days after the receipt of the Claim Notice and rejects such claim in whole or in part, the OSN Representative on behalf of the Indemnified Party will be free to pursue such remedies as may be available under this Agreement, any Ancillary Documents or applicable Law.

8.5           Exclusive Remedy. From and after the Closing, except with respect to Fraud Claims related to the negotiation or execution of this Agreement or claims seeking injunctions or specific strict performance, indemnification pursuant to this Article VIII shall be the sole and exclusive remedy for the Parties with respect to matters arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or otherwise relating to the subject matter of this Agreement, including the negotiation and discussion thereof.

Article IX
MISCELLANEOUS

9.1           Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser, to: Elegant Kindness Limited 518 Shangcheng Road, 17th Floor Pudong District Shanghai, China Attention: Liang Tang Telephone No.: +86-13817335935 Email: 1771262044@qq.com

with a copy (which will not constitute notice) to:

Maples and Calder (Hong Kong) LLP
53rd Floor
The Center, 99 Queen's Road Central
Hong Kong
Attention: Lorraine Pao
Telephone No.: +852 2971 3096
Email: Lorraine.Pao@MAPLESANDCALDER.com

If to the Company, to:

Ossen Innovation Materials Group Co., Ltd.
518 Shangcheng Road, 17th Floor
Pudong District
Shanghai, China
Attention: Wei Hua
Telephone No.: +86-21-6888-8886
Email: int.tr@ossengroup.com

with a copy (which will not constitute notice) to:

Maples and Calder (Hong Kong) LLP
53rd Floor
The Center, 99 Queen's Road Central
Hong Kong
Attention: Lorraine Pao
Telephone No.: +852 2971 3096
Email: Lorraine.Pao@MAPLESANDCALDER.com

If to the Seller, to:

Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17, Shanghai, 200120,

People’s Republic of China
Attention: Wei Hua
Telephone No.: 86 (21) 6888-8886

Email: intr.tr@ossengroup.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attention: David Selengut, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: selengut@egsllp.com

9.2           Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Seller, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.3           Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.4           Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.4) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.4. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute; the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures of the Commercial Arbitration Rules (the “AAA Procedures”) of the American Arbitration Association (the “AAA”). Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of New York. Time is of the essence. Each party shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

9.5           Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Section 9.4, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any court in which appeal from such courts may be taken) (the “Specified Courts”). Subject to Section 9.4, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section .1. Nothing in this Section 9.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.6           WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.7           Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.8           Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.9           Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Seller.

9.10         Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller on behalf of itself, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.11         Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, together with the Ancillary Documents and the Acquisition Agreement, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.12         Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Exhibit” and “Annex” are intended to refer to Sections, Articles, Schedules, Exhibits and Annexes to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall including any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall including any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its shareholders under the BVI Act or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.13         Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Article X
DEFINITIONS

10.1         Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the other agreements, certificates and instruments to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“BVI Act” means the British Virgin Islands Business Companies Act, 2004, as amended.

“Company Charter” means the memorandum and articles of association of the Company, as amended and effective under the BVI Act.

“Company Ordinary Shares” means the ordinary shares, par value $1.00 per share, of the Company.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses, franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“NASDAQ” means the NASDAQ Capital Market.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to the Purchaser, the Purchaser Charter, and with respect to any other Party, its Certificate of Incorporation and Bylaws or similar organizational documents, in each case, as amended.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Purchaser Charter” means the articles of association of the Purchaser, as amended and effective under the BVI Act.

“Representative” means, as to any Person, such Person’s Affiliates and its and their managers, directors, officers, employees, agents and advisors (including financial advisors, counsel and accountants).

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

The Purchaser:

ELEGANT KINDNESS LIMITED,
a British Virgin Islands company

By:	/s/ Liang Tang
Name: Liang Tang
Title: Director

The Shareholder:

/s/ Liang Tang
By: Liang Tang

The Company:

OSSEN INNOVATION MATERIALS GROUP CO., LTD.,
a British Virgin Islands company

By:	/s/ Liang Tang
Name: Liang Tang
Title: Director

The Seller:

OSSEN INNOVATION CO. LTD.
a British Virgin Islands company

By:	/s/ Wei Hua
Name: Wei Hua
Title: CEO

Annex C

TERRITORY OF THEBRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

(No. 16 of 2004)

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

San Meditech Holdings Ltd.

(formerly Ultra Glory International Ltd and Ossen Innovation Co., Ltd.)

(Adopted by a Resolution of Shareholders passed on [•] and filed on [•])

NAME

1.	The name of the Company is San Meditech Holdings Ltd.

TYPE OF COMPANY

2.	The Company is a company limited by shares.

REGISTERED OFFICE

3.	The first Registered Office of the Company is the offices of Mossack Fonseca & Co. (B.V.I.) Ltd., P.O. Box 3136, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

REGISTERED AGENT

4.	The first Registered Agent of the Company is Mossack Fonseca & Co. (B.V.I.) Ltd.

ISSUED SHARES

5.	The maximum number of shares that the Company is authorized to issue is 150,000,000.

CLASSES, NUMBER AND PAR VALUE OF SHARES

6.	The shares issued by the Company shall be divided into 125,000,000 Class A Ordinary Shares with a par value of US$0.01 each and 25,000,000 Class B Ordinary Shares with a par value of US$0.01 each.

FRACTIONAL SHARES

7.	The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHING TO SHARES

8.	(1) All shares shall have:

(a) the right to vote at a meeting of the members of the Company or on any resolution of members, whereas each Class A Ordinary Share shall be entitled to one (1) vote and each Class B Ordinary Share shall be entitled to ten (10) votes;

(b) the right to an equal share in any distribution by way of dividend paid by the Company; and

(c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

(2) The directors may at their discretion by resolution of directors redeem, purchase or otherwise acquire, for fair value, all or any of the shares in the Company subject to the Articles.

(3) Subject to provisions to the contrary elsewhere in the Memorandum and the Articles, or as required by the Act, the holders of Class A Ordinary Shares shall vote together with the holders of Class B Ordinary Shares, and not as a separate class or series, on all matters put before the members.

(4) Subject to provisions to the contrary elsewhere in the Memorandum and the Articles, the Class A Ordinary shares and Class B Ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

VARIATION OF CLASS RIGHTS

9.	If at any time the issued shares are divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or series and of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation.

RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

10.	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

CAPACITY AND POWERS

11.	Subject to the Act, any other British Virgin Islands legislation and paragraph 12 below the Company has, irrespective of corporate benefit:

(a) full capacity to carry on or undertake any business or activity, do any act or enter into any transaction;

(b) for the purposes of paragraph (a), full rights, powers and privileges; and

(c) full powers to issue shares with pre-emptive rights, subject to the Articles.

LIMITATIONS ON THE COMPANY’S BUSINESS

12.	For the purposes of section 9(4) of the Act the Company may not;

(a) carry on banking or trust business, unless it is licensed to do so under the Banks and Trust Companies Act, 1990;

(b) carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless it is licensed under the Insurance Act 1994;

(c) carry on business of company management, unless it is licensed under the Company Management Act, 1990;

(d) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands;

(e) carry on the business as a mutual fund, manager of mutual funds or administrator of mutual funds unless it is recognized or licenced as the case may be under the Mutual Funds Act 1996; or

(f) carry on any other business that gives rise to a licencing requirement under any law for the time being in force in the British Virgin Islands unless it is licenced, regulated, recognised or otherwise approved pursuant to such law.

REGISTERED SHARES AND PROHIBITION ON ISSUE OF BEARER SHARES

13.	Shares in the Company may only be issued as registered shares. The issue of shares to bearer is prohibited.

PROHIBITION ON EXCHANGE AND CONVERSION OF REGISTERED SHARES TO BEARER SHARES

14.	The exchange or conversion of registered shares to bearer shares is prohibited.

TRANSFER OF REGISTERED SHARES

15.	Shares in the Company may be transferred, subject to any limitations contained in the Articles.

15A.	In the case of uncertificated shares, and subject to the Act, a shareholder shall be entitled to transfer his shares and other securities by means of a relevant system and the operator of the relevant system shall act as agent of the shareholders for the purposes of the transfer of shares or other securities.

15B.	Any provision in the Memorandum or Articles in relation to the shares shall not apply to any uncertified shares to the extent that they are inconsistent with the holding of any shares in uncertificated form, the transfer of title to any shares by means of a relevant system and any provision of the Regulations.

CONVERSION

16.	Any holder of Class B Ordinary Shares, shall be entitled, by notice in writing (the “Conversion Notice”) to the Company, to require conversion into equal number of Class A Ordinary Shares of any or all of the Class B Ordinary Shares held by it at any time and those Class B Ordinary Shares shall convert automatically on the later of the date of service of the Conversion Notice on the Company and the date specified by the holder of those Class B Ordinary Shares (the “Conversion Date”).

17.	In addition, (i) each Class B Ordinary Share shall automatically and immediately be converted into one Class A Ordinary Share if at any time, the initial holders of the Class B Ordinary Shares or their Affiliates in the aggregate hold less than five percent (5%) of our total issued and outstanding Ordinary Shares, on a fully-diluted basis, and no further Class B Ordinary Shares shall be issued by the Company thereafter, and (ii) upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an Affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

18.	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

19.	The Company shall enter the holder of the converted Class B Ordinary Shares on the register of members of the Company as the holder of the appropriate number of Class A Ordinary Shares.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

20.	No article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by a special resolution of the Members. A special resolution shall be required to alter the provisions of the Memorandum of Association or to change the name of the Company.

DEFINITIONS

21.	The meanings of words in this Memorandum are as defined in the Articles.

We, Mossack Fonseca & Co (B.V.I.) LTD of P. O Box 3136, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this restated Memorandum of Association the [ ] day of September, 2010.

Incorporator

Rosemarie Flax

Authorised Signatory

Mossack Fonseca & Co. (B.V.I.) LTD

TERRITORY OF THEBRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

(No. 16 of 2004)

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

San Meditech Holdings Ltd.

(Adopted by a Resolution of Shareholders passed on [•] and filed on [•])

PRELIMINARY

1.	In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

Words	Meaning
Act	the BVI Business Companies Act, 2004 (No 16 of 2004.) including any modification, extension, re-enactment or renewal thereof and any regulations made thereunder.

Affiliates	with respect to any person, (i) any parent, child, spouse or other close relative or (ii) any other person Controlling, Controlled by, or under common Control with such person (including any subsidiary).

Articles	these Articles of Association as originally framed or as from time to time amended.

Class A Ordinary Shares	Class A Ordinary Shares of par value US$0.01 each, having the rights and being subject to the restrictions set out in the Memorandum and the Articles.

Class B Ordinary Shares	Class B Ordinary Shares of par value US$0.01 each, having the rights and being subject to the restrictions set out in the Memorandum and the Articles.

Control

Control means, from time to time:

(i)      in the case of a body corporate, the right to exercise more than 50% of the votes exercisable at any meeting of that body corporate or the right to appoint or cause the appointment of more than half of its directors, whether directly or indirectly;

(ii)      in the case of a partnership or limited partnership, the right to exercise more than 50% of the votes exercisable at any meeting of partners of that partnership or limited partnership (and, in the case of a limited partnership, control of each of its general partners), whether directly or indirectly;

(iii)      in the case of an investment fund, the right to be the manager of that investment fund; and

(iv)       in the case of any other persons, the right to exercise a majority of the voting rights or otherwise, or the power to direct or cause the directions of the management and policies of such persons, whether directly or indirectly, whether by virtue of provisions contained in its memorandum or articles of association or, as the case may be, certificate of incorporation or bye-laws, statues or other constitutional documents or any management or advisory agreement or any contract or arrangements with any other persons, and Controlling and Controlled by shall have a corresponding meaning.

Designated Stock Exchange	either the Nasdaq National Stock Market, Inc. or such other exchange or quotation bureau on which, the Company’s Securities are listed or traded; provided that until the Securities are listed on any such “Exchange” the rules of any such Designated Stock Exchange shall be inapplicable to these Articles.

Director	a director of the Company.

Distribution	in relation to a distribution by a company to a member, means

(i)the direct or indirect transfer of an asset, other than the Company’s own shares, to or for the benefit of the member or

(ii)the incurring of a debt to or for the benefit of a member,

in relation to shares held by a member, and whether by means of a purchase of an asset, the purchase, redemption or other acquisition of shares, a transfer of indebtedness or otherwise, and does not include a dividend unless specifically indicated herein.

Independent Director	a person who meets the then current requirements for “independence” of the applicable rules and regulations of the U.S. Securities and Exchange Commission and the Designated Stock Exchange.

member or shareholder	in relation to the Company, means a person whose name is entered in the register of members as the holder of one or more shares, or fractional shares, in the Company.

Memorandum	the Memorandum of Association of the Company as originally framed or as from time to time amended.

Ordinary Shares	ordinary shares of par value US$0.01 each, having the rights and being subject to the restrictions set out in the Memorandum and the Articles;

person	An individual, a corporation, a trust, trustee, the estate of a deceased individual, a partnership or an unincorporated association of persons.

Regulations	The Uncertificated Securities Regulations 2001.

Related Party	(a) any director, officer and employee of the Company; (b) any family member of such director, officer and employee; and (c) any entity (e.g. a corporation, partnership, or trust) controlled by or set up for the benefit of a director, officer or employee, or a family member of such director, officer or employee.

Relevant System	A facility for the electronic transfer of uncertificated securities administered by The Depository Trust Company or such other Person regulated by the SEC.

resolution of directors	(a) A resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a simple majority of the directors present at the meeting who voted and did not abstain; or
(b) a resolution consented to in writing by a simple majority of the directors or of all members of the committee, as the case may be;

except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority.

resolution of members	Subject to the provisions of the Memorandum and Articles means:

(a) A resolution approved at a duly convened and constituted meeting of the members of the Company by the affirmative vote of

(i) a majority of in excess of 50% of the votes of the shares entitled to vote and voting on the resolution, or

(ii) a majority of in excess of 50% of the votes of each class or series of shares entitled to vote as a class or series and voting on the resolution and a majority of in excess of 50% of the votes of the remaining shares entitled to vote and voting on the resolution; or

(b) a resolution consented to in writing by

(i)an absolute majority of the votes of shares entitled to vote thereon, or

(ii)an absolute majority of the votes of each class or series of shares entitled to vote thereon as a class or series and of an absolute majority of the votes of the remaining shares entitled to vote thereon.

Seal	Any Seal which has been duly adopted as the common seal of the Company.

SEC	The United States Securities and Exchange Commission.

Securities	shares and debt obligations of every kind, and options, warrants and rights to acquire shares, or debt obligations.

share	a share issued or to be issued by the Company.

solvency test	a company satisfies the solvency test if;

(i)	the value of the company’s assets exceeds its liabilities, and

(ii)	the company is able to pay its debts as they fall due.

Special resolution	A resolution shall be a special resolution when it meets the definition of a “resolution of members”, except that the threshold shall be 66 2/3 % in place of 50%.

treasury shares	shares in the Company that were previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled.

2.	“Written” or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including telex, facsimile, telegram, cable or other form of writing produced by electronic communication.

3.	Save as aforesaid any words or expressions defined in the Act shall bear the same meaning in these Articles.

4.	Whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

5.	A reference in these Articles to voting in relation to shares shall be construed as a reference to voting by members holding the shares except that it is the votes allocated to the shares that shall be counted and not the number of members who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction.

6.	A reference to money in these Articles is, unless otherwise stated, a reference to the currency in which shares in the Company shall be issued according to the provisions of the Memorandum.

REGISTERED SHARES

7.	Every member holding registered shares in the Company shall be entitled to a certificate signed by a director or officer of the Company or such other person who may be authorised from time to time by resolution of directors or under the Seal, with or without the signature of any director of the Company, specifying the share or shares held by him and the signature of the director or officer or person so authorised and the Seal may be facsimiles.

8.	Any member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate for registered shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of directors.

8A.	Subject to the Act and the rules of the Designated Stock Exchange, the Board without further consultation with the holders of any shares or securities of the Company may resolve that any class or series of shares or other securities of the Company from time to time in issue or to be issued (including shares in issue at the date of the adoption of these Articles) may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form in accordance with the Regulations and practices instituted by the operator of the relevant system, and no provision of these Articles will apply to any uncertificated share or other securities of the Company to the extent that they are inconsistent with the holding of such shares or other securities in uncertificated form or the transfer of title to any such shares or other securities by means of a relevant system or any provision of the Regulations.

8B.	Conversion of shares held in certificated form into shares held in uncertificated form, and vice versa, may be made in such manner as the Board may, in its absolute discretion, think fit (subject always to the Regulations and the requirements of the relevant system concerned). The Company shall enter on the register of members how many shares are held by each shareholder in uncertificated form and in certificated form and shall maintain the register of members in each case as is required by the Regulations and the relevant system concerned. Notwithstanding any provisions of these Articles, a class or series of shares shall not be treated as two classes by virtue of that class or series comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles or the Regulations which apply only in respect of certificated or uncertificated shares.

9.	If several persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any distribution payable in respect of such shares.

10.	Nothing in these Articles shall require title to any shares or other Securities to be evidenced by a certificate if the Act and the rules of the Designated Stock Exchange permit otherwise.

SHARES AND ISSUED SHARES

11.	Subject to the provisions of these Articles and, if applicable, the rules of the Designated Stock Exchange, and any resolution of members, the directors of the Company may, without limiting or affecting any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine. The directors shall not issue more shares than the maximum number provided for in the Memorandum.

12.	The Company may issue fully paid, partly paid or nil paid shares as well as bonus shares. A partly paid or nil paid share or a share issued for a promissory note or other written obligation for payment of a debt may be issued subject to forfeiture in the manner prescribed in these Articles.

13.	Shares in the Company may be issued for consideration in any form, including money, a promissory note or other obligation to contribute money or property, real property, personal property (including goodwill and know-how) services rendered or a contract for future services and the amount of such consideration shall be determined by resolution of directors, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved.

14.	Before issuing shares for a consideration other than money, the directors shall pass a resolution stating;

(a)	the amount to be credited for the issue of the shares;

(b)	their determination of the reasonable present cash value of the non-money consideration for the issue; and

(c)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the shares.

15.	A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

16.	Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by resolution of directors determine.

17.	Subject to these Articles, the Company may purchase, redeem or otherwise acquire and hold its own shares save that the Company may not purchase, redeem or otherwise acquire its own shares without the consent of the member whose shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the shares without their consent.

18.	No purchase, redemption or other acquisition of shares shall be made unless the directors determine by resolution of the directors that immediately after the purchase, redemption or other acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

19.	Sections 60 (Process for acquisition of own shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

20.	A determination by the directors under Article 18 is not required;

(a)	the Company redeems a share or shares pursuant to a right of a member to have his shares redeemed or to have his shares exchanged for money or other property of the Company; or

(b)	by virtue of the provisions of Section 179 of the Act.

21.	Shares that the Company purchases, redeems or otherwise acquires pursuant to Article 17 may be cancelled or held as treasury shares except to the extent that such shares are in excess of 80 percent of the issued shares of the Company in which case they shall be cancelled but they shall be available for reissue.

22.	Shares in the Company shall only be held as treasury shares where the directors of the Company resolve as such and the number of shares acquired, when aggregated with shares of the same class already held by the Company as treasury shares, does not exceed 50% of the shares of that class previously issued by the Company, excluding shares that have been cancelled. All rights and obligations attaching to a treasury share are suspended and shall not be exercised by or against the Company while it holds the share as a treasury share. Treasury shares may be reissued by the Company as new shares.

23.	The Company shall keep a register of members containing;

(a)	the names and addresses of the persons who hold registered shares in the Company;

(b)	the number of each class and series of registered shares held by each member;

(c)	the date on which the name of each member was entered in the register of members;

(d)	the date on which any person ceased to be a member; and

(e)	such other information as may be prescribed pursuant to the Act.

24.	The register of members may be in any such form as the directors may approve but if it is in magnetic, electronic or other data storage form, the company must be able to produce legible evidence of its contents.

25.	The original or a copy of the register of members shall be kept at the registered office of the Company or at the office of the registered agent of the Company.

26.	A share is deemed to be issued when the name of the member is entered in the register of members.

27.	Subject to the Act and the rules of the Designated Stock Exchange, the board of directors without further consultation with the holders of any shares or Securities may resolve that any class or series of shares or other Securities from time to time in issue or to be issued (including shares in issue at the date of the adoption of these Articles) may be issued, held, registered and converted to uncertificated form.

28.	Conversion of shares held in certificated form into shares held in uncertificated form, and vice versa, may be made in such manner as the board of directors, in its absolute discretion, may think fit. The Company or any duly authorised transfer agent (a “Transfer Agent”) shall enter on the register of members how many shares are held by each member in uncertificated form and in certificated form and shall maintain the register of members. Notwithstanding any provision of these Articles, a class or series of shares shall not be treated as two classes by virtue only of that class or series comprising both certificated shares and uncertificated Shares or as a result of any provision of these Articles which apply only in respect of certificated or uncertificated shares.

MORTGAGES AND CHARGES OF REGISTERED SHARES

29.	Members may mortgage or charge their registered shares in the Company with such mortgage or charge being evidenced in writing and signed by, or with the authority of the registered holder of a registered share to which the mortgage or charge relates. The Company shall give effect to the terms of any valid mortgage or charge except insofar as it may conflict with any requirements herein contained for consent to the transfer of shares.

30.	In the case of the mortgage or charge of registered shares there may be entered in the share register of the Company at the request of the registered holder of such shares

(a)	a statement that the shares are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the aforesaid particulars are entered in the share register.

31.	Where particulars of a mortgage or charge are entered in the register of members, such particulars shall be cancelled

(a)	with the written consent of the named mortgagee or chargee or anyone authorized to act on his behalf; or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

32.	Whilst particulars of a mortgage or charge over registered shares are entered in the register of members pursuant to the preceding articles no transfer of any share comprised therein shall be effected without the written consent of the named mortgagee or chargee or anyone authorized to act on his behalf.

FORFEITURE

33.	When shares not fully paid on issue or issued for a promissory note or other written obligation for payment of a debt have been issued subject to forfeiture, the following provisions shall apply.

34.	Written notice specifying a date for payment to be made and the shares in respect of which payment is to be made shall be served on the member who defaults in making payment pursuant to a promissory note or other written obligations to pay a debt.

35.	The written notice specifying a date for payment shall

(a)	name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which payment required by the notice is to be made; and

(b)	contain a statement that in the event of non-payment at or before the time named in the notice the shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

36.	Where a written notice has been issued and the requirements of the notice have not been complied with within the prescribed time, the directors may at any time before tender of payment forfeit and cancel the shares to which the notice relates.

37.	The Company is under no obligation to refund any moneys to the member whose shares have been forfeited and cancelled pursuant to these provisions. Upon forfeiture and cancellation of the shares the member is discharged from any further obligation to the Company with respect to the shares forfeited and cancelled.

38.	The Company shall have a first and paramount lien on every share issued for a promissory note or for any other binding obligation to contribute money or property or any combination thereof to the Company, and the Company shall also have a first and paramount lien on every share standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such member, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company’s lien on a share shall extend to all distributions payable thereon. The directors may at any time either generally, or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Article.

39.	In the absence of express provisions regarding sale in the promissory note or other binding obligation to contribute money or property, the Company may sell, in such manner as the directors may by resolution of directors determine, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of twenty-one days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

40.	The net proceeds of the sale by the Company of any shares on which it has a lien shall be applied in or towards payment of discharge of the promissory note or other binding obligation to contribute money or property or any combination thereof in respect of which the lien exists so far as the same is presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the directors may authorize some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale.

TRANSFER OF SHARES

41.	Registered shares in the Company are transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. The instrument of transfer shall be signed by the transferee if registration as a holder of the share shall impose a liability to the Company on the transferee. The instrument of transfer of a registered share shall be sent to the Company for registration.

42.	The board of directors may resolve that interests in shares in the form of depositary receipts may be transferred or otherwise dealt with in accordance with the regulations and practices instituted by the operator of the Relevant System and any holder of interests in shares shall be entitled to transfer such interests by means of such Relevant System and the operator of the Relevant System shall act as agent of the holders of such interests for the purposes of the transfer of those interests.

43.	The register of members may be closed at such times and for such periods as the board of directors may from time to time determine, upon notice being given by advertisement in such newspapers as may be required by the Act and the practice of the Designated Stock Exchange.

44.	The transfer of a registered share is effective when the name of the transferee is entered on the register of members.

45.	If the directors of the Company are satisfied that an instrument of transfer relating to shares has been signed but that the instrument has been lost or destroyed, they may resolve;

(a)	to accept such evidence of the transfer of the shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

46.	The Company must on the receipt of an instrument of transfer from the transferor or transferee of a registered share in the Company enter the name of the transferee of the share in the register or members unless the directors, if permitted by the Memorandum or these Articles, resolve by resolution of directors to refuse or delay the registration of the transfer for reasons that shall be specified in the resolution of directors.

TRANSMISSION OF SHARES

47.	The personal representative of a deceased member may transfer a share even though the personal representative is not a member at the time of the transfer.

48.	The personal representative, executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognized by the Company as having any title to his share but they shall not be entitled to exercise any rights as a member of the Company until they have proceeded as set forth in the next following three Articles.

49.	The production to the Company of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as executor, of a deceased member or of the appointment of a guardian of an incompetent member or the trustee of a bankrupt member shall be accepted by the Company even if the deceased, incompetent or bankrupt member is domiciled outside the British Virgin Islands if the document evidencing the grant of probate or letters of administration, confirmation as executor, appointment as guardian or trustee in bankruptcy is issued by a foreign court which had competent jurisdiction in the matter. For the purpose of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

50.	The Company may enter in the register of members the name of any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy upon such evidence being produced as may reasonably be required by the directors.

51.	Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

52.	What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

REDUCTION OR INCREASE IN AUTHORISED AND UNISSUED SHARES

53.	The Company may amend the Memorandum to increase or reduce the maximum number of shares the Company is authorised to issue and may in respect of any unissued shares increase or reduce the number of such shares, or effect any combination of the foregoing.

54.	The Company may

(1)	(a) divide its shares, including issued shares, into a larger number of shares; or

(b) combine its shares, including issued shares, into a smaller number of shares.

(2)	A division or combination of shares, including issued shares, of a class or series shall be for a larger or smaller number, as the case may be, of shares in the same class or series.

(3)	A company shall not divide its shares under subsection (1)(a) or (2) if it would cause the maximum number of shares that the Company is authorised to issue by its memorandum to be exceeded.

(4)	Where shares are divided or combined under this article, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

MEETINGS AND CONSENTS OF MEMBERS

55.	An annual general meeting of the Company shall be held in each year other than the year of the Company’s incorporation, in accordance with the Articles (and any applicable rules of the Designated Stock Exchange on which the Company’s Securities are listed or traded), at such time and place as may be determined by the directors. Only the directors may call an annual general meeting.

56.	Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. General meetings may be held at such times and in any location in the world as may be determined by the directors.

57.	The directors must convene an extraordinary general meeting on receipt of a written requisition of members holding 30 percent or more of the voting rights in respect of the matter for which the meeting is requested.

58.	The directors shall give not less than 10 days notice of general meetings to those persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting.

59.	The directors may fix the date notice is given of a general meeting as the record date for determining those shares that are entitled to vote at the meeting.

60.	An annual general meeting may be called on short notice if all members holding shares entitled to vote on all or any matters to be considered at the meeting have agreed to short notice of the meeting.

61.	An extraordinary general meeting may be called on short notice:

(a)	if members holding not less than 90 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90 percent of the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with not less than a 90 percent majority of the remaining votes, have agreed to short notice of the meeting, or

(b)	if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

62.	The notice shall specify the time and place of the meeting and, in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all members other than to such members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a member and to each of the directors and the auditors.

63.	The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

64.	A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.

65.	The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

66.	An instrument appointing a proxy shall be in substantially the following form or such other form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.

(Name of Company)

I/We	being a member of the above
Company with	shares HEREBY APPOINT
of	or failing him
of	to be my/our proxy to vote for me/us at the meeting of members to be held on the day
of	and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this             day of

Member

67.	The following shall apply in respect of joint ownership of shares:

(a)	if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of members and may speak as a member;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners, and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

68.	A member shall be deemed to be present at a meeting of members if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

69.	A meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting. If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy form shall constitute a valid resolution of members.

70.	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

71.	At every meeting of members, the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting, the members present shall choose some one of their number to be the chairman. If the members are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by prescribed form of proxy at the meeting shall preside as chairman failing which the oldest individual member or representative of a member present shall take the chair.

72.	The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

73.	At any meeting of the members the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

74.	Any person other than an individual shall be regarded as one member and subject to the specific provisions hereinafter contained for the appointment of representatives of such persons the right of any individual to speak for or represent such member shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any member.

75.	Any person other than an individual which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorized shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual member of the Company.

76.	The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

77.	Directors of the Company may attend and speak at any meeting of members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

78.	An action that may be taken by the members at a meeting may also be taken by a resolution of members consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication, without the need for any notice, but if any resolution of members is adopted otherwise than by the unanimous written consent of all members, a copy of such resolution shall forthwith be sent to all members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more members.

DIRECTORS

79.	The first directors of the Company shall be appointed by the first registered agent of the Company and thereafter the directors shall be appointed by resolution of members, subject to Article 78, for such term as the members determine. A person shall not be appointed as a director unless he has consented in writing to be a director.

80.	The minimum number of directors shall be one and the maximum number shall be 20. Unless otherwise determined by the Company in a meeting of shareholders and subject to the requirements of the Memorandum, the directors may by a Resolution of Directors, amend this Regulation 77 to change the number of directors. For as long as Securities of the Company are listed or traded on the Designated Stock Exchange, the directors shall include such number of Independent Directors as applicable law, rules or regulations of the Designated Stock Exchange may require for a foreign private issuer as long as the Company is a foreign private issuer.

81.	Each director shall hold office for the term, if any, fixed by resolution of members or until his earlier death, resignation or removal.

82.	Where the Company has only one member who is an individual and that member is also the sole director of the Company, that sole member/director may, by instrument in writing, nominate a person who is not disqualified from being a director of the Company under section 111(1) of the Act as a reserve director of the Company to act in the place of the sole director in the event of his death.

83.	The nomination of a person as a reserve director of the Company ceases to have effect if;

(a)	before the death of the sole member/director who nominated him;

(i)	he resigns as reserve director, or

(ii)	the sole member/director revokes the nomination in writing; or

(b)	the sole member/director who nominated him ceases to be the sole member/director of the Company for any reason other than his death.

84.	A director may be removed from office, with or without cause, by a resolution of directors or a resolution of members. For the purposes of this Regulation 76, “cause” means the willful and continuous failure by a director to substantially perform his duties to the Company (other than any such failure resulting from incapacity due to physical or mental illness) or the willful engaging by the director in gross misconduct materially and demonstrably injurious to the Company. If a director is removed from office without cause by a resolution of the members, for the purposes of this Regulation, the resolution of members will require the affirmative vote of the holders of 66 2/3 percent or more of the outstanding votes of the shares entitled to vote thereon.

85.	A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A director of the Company shall resign forthwith if he is, or becomes, disqualified to act as a director under the Act.

86.	The directors may at any time by resolution of directors appoint any person to be a director to fill a vacancy. There is a vacancy if a director dies or otherwise ceases to hold office as a director prior to the expiration of his term of office, where his term of office was fixed upon his appointment. The directors may not appoint a director to fill a vacancy for a term exceeding the term that remained when the person who has ceased to be a director left or otherwise ceased to hold office.

87.	The Company shall keep a register of directors containing:

(a)	the names and addresses of the persons who are directors of the Company or who have been nominated as reserve directors of the Company;

(b)	the date on which each person whose name is entered in the register was appointed as a director of the Company or nominated as a reserve director of the Company;

(c)	the date on which each person named as a director ceased to be a director of the Company;

(d)	the date on which the nomination of any person nominated as a reserve director ceased to have effect; and

(e)	such other information as may be prescribed pursuant to the Act.

88.	The original or a copy of any register of directors shall be kept at the office of the registered agent of the Company.

89.	The register of directors may be in any such form as the directors may approve but if it is in magnetic, electronic or other data storage form, the company must be able to produce legible evidence of its contents.

90.	With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

91.	A director shall not require a share qualification and may be an individual or a company.

POWERS OF DIRECTORS

92.	The business and affairs of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the members of the Company, subject to any delegation of such powers as may be authorized by these Articles and to such requirements as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made. Notwithstanding anything in Section 175 of the Act the directors shall have the power to sell, transfer, lease, exchange or otherwise dispose of more than fifty percent of the assets of the Company without submitting a proposal to or obtaining the consent of the members of the Company.

93.	If the Company is a wholly-owned subsidiary of a holding company a director may when exercising powers or performing duties as a director act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

94.	The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. The resolution of directors appointing an agent may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

95.	Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent, except that no agent has any power or authority with respect to the following;

(a)	to amend the memorandum or articles;

(b)	to change the registered office or agent;

(c)	to designate committees of directors;

(d)	to delegate powers to a committee of directors;

(e)	to appoint or remove directors;

(f)	to appoint or remove an agent;

(g)	to fix emoluments of directors;

(h)	to approve a plan of merger, consolidation or arrangement;

(i)	to make a declaration of solvency for the purposes of section 198(1)(a) of the Act or to approve a liquidation plan;

(j)	to make a determination under section 57(1) of the Act that the company will, immediately after a proposed distribution, satisfy the solvency test; or

(k)	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

96.	Any director which is a body corporate may appoint any person its duly authorized representative for the purpose of representing it at meetings of the Board of Directors or with respect to unanimous written consents.

97.	The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced to their knowledge below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or for summoning a meeting of members.

98.	The directors may by resolution of directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

99.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of directors.

100.	The Company shall keep a register of all relevant charges created by the Company showing:

(a)	if the charge is a charge created by the Company, the date of its creation or if the charge is existing on property acquired by the Company, the date on which the property was acquired;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security, or if there is no such trustee the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge;

(f)	details of any prohibition or restriction , if any, contained in the instrument creating the charge on the power of the company to create any future charge ranking in priority to or equally with the charge; and

(g)	such other information as may be prescribed pursuant to the Act.

101.	The original or a copy of the register of charges shall be kept at the registered office of the Company or at the office of the registered agent of the Company.

98A.	A director of the Company may, when exercising his powers of performing his duties as a director in a manner in which he believes to be in the best interests of the Company or in the best interests of the shareholders appointing him, shall be in the best interests of the Company.

PROCEEDINGS OF DIRECTORS

102.	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable. Any one or more directors may convene a meeting of directors.

103.	A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

104.	A director shall be given not less than 3 days notice of meetings of directors, but a meeting of directors held without 3 days notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting and for this purpose, the presence of a director at a meeting shall constitute waiver on his part. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

105.	A director may by a written instrument appoint an alternate who need not be a director and an alternate is entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director.

106.	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one half of the total number of directors, unless there are only 2 directors in which case the quorum shall be 2.

107.	If the Company shall have only one director the provisions herein contained for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the members of the Company and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a resolution of directors. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

108.	At every meeting of the directors the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting the Vice Chairman of the Board of Directors shall preside. If there is no Vice Chairman of the Board of Directors or if the Vice Chairman of the Board of Directors is not present at the meeting the directors present shall choose some one of their number to be chairman of the meeting.

109.	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a resolution of directors or a committee of directors consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication by all directors or all members of the committee as the case may be, without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more directors.

110.	The directors shall cause the following records to be kept:

(a)	minutes of all meetings of directors, members, committees of directors and committees of members; and

(b)	copies of all resolutions consented to by directors, members, committees of directors and committees of members.

111.	The resolutions, records and minutes referred to in the preceding Article shall be kept at the registered office of the Company, its principal place of business or at such other place as the directors determine.

112.	The directors may, by resolution of directors, designate one or more committees, each consisting of one or more directors.

113.	Subject to the following Article, each committee of directors has such powers and authorities of the directors, including the power and authority to affix the Seal, as are set forth in the resolution of directors establishing the committee.

114.	The directors have no power to delegate the following powers to a committee of directors;

(a)	to amend the memorandum or articles;

(b)	to change the registered office or agent;

(c)	to designate committees of directors;

(d)	to delegate powers to a committee of directors;

(e)	to appoint or remove directors;

(f)	to appoint or remove an agent;

(g)	to fix emoluments of directors;

(h)	to approve a plan of merger, consolidation or arrangement;

(i)	to make a declaration of solvency for the purposes of section 198(1)(a) or to approve a liquidation plan;

(j)	to make a determination under section 57(1) that the company will, immediately after a proposed distribution, satisfy the solvency test; or

(k)	to authorise the company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

Paragraphs (c) and (d) do not prevent a committee of directors, where authorised by the directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

115.	The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the resolution establishing the committee.

116.	Without prejudice to the freedom of the directors to establish any other committee, if the shares (or depositary receipts therefore) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the directors shall establish and maintain an audit committee as a committee of the board of directors, the composition and responsibilities of which shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The audit committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

117.	The Company shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis. The charter shall specify the responsibilities of the Audit Committee which shall include responsibility for, among other things, ensuring its receipt from the outside auditors of the Company of a formal written statement delineating all relationships between the auditor and the Company, and the Audit Committee’s responsibility for actively engaging in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor take appropriate action to oversee the independence of the outside auditor. In addition, the Audit Committee is responsible for reviewing potential conflict of interest situations and approving all Related Party Transactions.

118.	Without prejudice to the freedom of the directors to establish any other committees, the Board may establish a Stock Option Committee to administer the Company’s stock option plans, including authority to make and modify awards under such plans. For so long as the Securities of the Company are listed or traded on the Designated Stock Exchange, the Stock Option Committee shall have at least two Independent Directors. The Stock Option Committee will administer the Company’s stock option plans, including the authority to make and modify awards under such plans.

119.	Without prejudice to the freedom of the directors to establish any other committees, the Board may establish a Nominating Committee to assist the Board in identifying qualified individuals to become members of the Board.

OFFICERS

120.	The Company may by resolution of directors appoint officers of the Company at such times as shall be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and one or more Vice Presidents, Secretaries and Treasurers and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

121.	The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of members, but in the absence of any specific allocation of duties it shall be the responsibility of the Chairman of the Board of Directors to preside at meetings of directors and members, the Vice Chairman to act in the absence of the Chairman, the President to manage the day to day affairs of the Company, the Vice Presidents to act in order of seniority in the absence of the President but otherwise to perform such duties as may be delegated to them by the President, the Secretaries to maintain the share register, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the Treasurer to be responsible for the financial affairs of the Company.

122.	Subject to the rules of the Designated Stock Exchange, the emoluments of all officers shall be fixed by resolution of directors.

123.	The officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors.

CONFLICT OF INTERESTS

124.	A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

125.	A director of the Company is not required to comply with Article 121 if;

(a)	the transaction or proposed transaction is between the director and the Company; and

(b)	the transaction or proposed transaction is or is to be entered into in the ordinary course of the company’s business and on usual terms and conditions.

126.	For the purposes of Article 112 a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

127.A.	A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(i)	vote on a matter relating to the transaction;

(ii)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(iii)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

124.B.	For so long the Securities of the Company are listed or traded on the Designated Stock Exchange, the Company shall conduct an appropriate review of all material Related Party Transactions on an ongoing basis and shall utilize the Audit Committee for the review and approval of potential conflicts of interest situations.

INDEMNIFICATION

128.	Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who;

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

129.	The Company may only indemnify a person if the person acted honestly and in good faith in what he believed to be in the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

130.	For the purposes of the preceding Article, a director acts in the best interests of the Company if he acts in the best interests of;

(a)	the Company’s holding company; or

(b)	a shareholder or shareholders of the Company;

in either case, in the circumstances specified in Article 98B.

131.	The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

132.	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

133.	Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with these Articles.

134.	Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with these Articles.

135.	The indemnification and advancement of expenses provided by, or granted pursuant to, these Articles is not exclusive of any other rights to which the person seeking indemnification of advancement of expenses may be entitled under any agreement, resolution of members, resolution of disinterested directors or otherwise, both as to acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

136.	If a person to be indemnified has been successful in defence of any proceedings referred to above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

137.	The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles.

138.	The Company shall have a Seal and may have more than one Seal. References herein to the Seal shall be references to every Seal which shall have been duly adopted by resolution of directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the office of the registered agent of the Company. Except as otherwise expressly provided herein, the Seal when affixed to any written instrument, shall be witnessed and attested to by the signature of a director or any other person so authorized from time to time by resolution of directors. Such authorization may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any director or authorized person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described.

DISTRIBUTIONS

139.	The directors of the Company may by resolution authorise a distribution by the Company at any time and of any amount and to any members they think fit if they are satisfied on reasonable grounds that immediately after the distribution;

(a)	the value of the Company’s assets will exceed its liabilities, and

(b)	the Company will be able to pay its debts as they fall due.

140.	A resolution of the directors passed under the preceding Article shall contain a statement that, in the opinion of the directors, immediately after the distribution the value of the Company’s assets will exceed its liabilities, and the Company will be able to pay its debts as they fall due.

141.	If, after a distribution is authorised and before it is made, the directors cease to be satisfied on reasonable grounds that the Company will, immediately after the distribution satisfy the solvency test, any distribution made by the Company is deemed not to have been authorised.

142.	If, by virtue of the preceding Article, a distribution is deemed not to have been authorised, a director who;

(a)	ceased, after authorisation but before the making of the distribution, to be satisfied on reasonable grounds for believing that the company would satisfy the solvency test immediately after the distribution is made; and

(b)	failed to take reasonable steps to prevent the distribution being made;

is personally liable to the company to repay to the company so much of the distribution as is not able to be recovered from members.

143.	A distribution made to a member at a time when the company did not, immediately after the distribution, satisfy the solvency test may be recovered by the company from the member unless;

(a)	the member received the distribution in good faith and without knowledge of the company’s failure to satisfy the solvency test;

(b)	the member has altered his position in reliance on the validity of the distribution; and

(c)	it would be unfair to require repayment in full or at all.

DISTRIBUTIONS BY WAY OF DIVIDEND

144.	The Company may by a resolution of directors declare a distribution by way of dividend and pay such distribution in money, shares or other property. In the event that distributions by way of dividend are paid in specie the directors shall have responsibility for establishing and recording in the resolution of directors authorizing the distribution by way of dividend, a fair and proper value for the assets to be so distributed.

145.	The directors may from time to time pay to the members such interim distributions by way of dividend as appear to the directors to be justified by the profits of the Company.

146.	The directors may, before declaring any distribution by way of dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set aside as a reserve fund upon such securities as they may select.

147.	Notice of any distribution by way of dividend that may have been declared shall be given to each member in the manner hereinafter mentioned and all distributions by way of dividend unclaimed for 3 years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

148.	No distribution by way of dividend shall bear interest as against the Company and no distribution by way of dividend shall be paid on treasury shares or shares held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the vote in electing directors.

149.	A share issued as a distribution by way of dividend by the Company shall be treated for all purposes as having been issued for money equal to the value determined by resolution of the directors. In the absence of fraud the decision of the directors as to the value of the share is conclusive unless a question of law is involved.

150.	A division of the issued and outstanding shares of a class or series of shares into a larger number of shares of the same class or series having a proportionately smaller par value does not constitute a distribution by way of dividend of shares.

ACCOUNTS AND AUDIT

151.	The Company may by resolution of members call for the directors to prepare periodically a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for the financial period and a true and fair view of the state of affairs of the Company as at the end of the financial period.

152.	The Company may by resolution of members call for the accounts to be examined by auditors.

153.	Subject to the rules of the Designated Stock Exchange, the first auditors shall be appointed by resolution of directors; subsequent auditors shall be appointed by the Audit Committee and shall hold office until the Audit Committee appoint another independent auditor.

154.	Subject to the rules of the Designated Stock Exchange, the remuneration of the auditors of the Company shall be fixed by the Audit Committee.

155.	The auditors shall examine each profit and loss account and balance sheet required to be served on every member of the Company or laid before a meeting of the members of the Company and shall state in a written report whether or not

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

156.	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of members at which the accounts are laid before the Company or shall be served on the members.

157.	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

158.	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of members of the Company at which the Company’s profit and loss account and balance sheet are to be presented.

159.	Any notice, information or written statement to be given by the Company to members may be served in any way by which it can reasonably be expected to reach each member or by mail addressed to each member at the address shown in the share register.

160.	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

161.	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

PENSION AND SUPERANNUATION FUNDS

162.	The directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any persons who are or were at any time in the employment or service of the Company or any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid or who hold or held any salaried employment or office in the Company or such other company, or any persons in whose welfare the Company or any such other company as aforesaid is or has been at any time interested, and to the wives, widows, families and dependents of any such person, and may make payments for or towards the insurance of any such persons as aforesaid, and may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. Subject always to the proposal being approved by resolution of members, a director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension allowance or emolument.

VOLUNTARY WINDING UP AND DISSOLUTION

163.	The Company may voluntarily commence to wind up and dissolve by a resolution of members but if the Company has never issued shares it may voluntarily commence to wind up and dissolve by resolution of directors.

CONTINUATION

164.	The Company may by resolution of members or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

ARBITRATION

165.	Whenever any difference arises between the Company on the one hand and any of the members or their executors, administrators or assigns on the other hand, touching the true intent and construction or the incidence or consequences of these Articles or of the Act, touching anything done or executed, omitted or suffered in pursuance of the Act or touching any breach or alleged breach or otherwise relating to the premises or to these Articles, or to any Act or Ordinance affecting the Company or to any of the affairs of the Company such difference shall, unless the parties agree to refer the same to a single arbitrator, be referred to 2 arbitrators one to be chosen by each of the parties to the difference and the arbitrators shall before entering on the reference appoint an umpire.

166.	If either party to the reference makes default in appointing an arbitrator either originally or by way of substitution (in the event that an appointed arbitrator shall die, be incapable of acting or refuse to act) for 10 days after the other party has given him notice to appoint the same, such other party may appoint an arbitrator to act in the place of the arbitrator of the defaulting party.

We, Mossack Fonseca & Co. (B.V.I.) LTD of P.O. Box 3136, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these restated Articles of Association the  [        ] day of  September, 2010.

Incorporator

Rosemarie Flax
Authorised Signatory
Mossack Fonseca & COO (B.V.I.) LTD

Annex D

SAN MEDITECH

2017 OMNIBUS INCENTIVE PLAN

1.           Purpose. The purpose of the San Meditech 2017 Incentive Plan is to provide a means through which the Company and its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers, managers, employees, consultants and advisors of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Common Shares, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s stockholders.

2.           Definitions. The following definitions shall be applicable throughout this Plan:

(a)          “Affiliate” means (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest as determined by the Committee in its discretion. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

(b)          “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option and Performance Compensation Award granted under this Plan.

(c)          “Award Agreement” means an agreement made and delivered in accordance with Section 15(a) of this Agreement evidencing the grant of an Award hereunder.

(d)          “Board” means the Board of Directors of the Company.

(e)          “Business Combination” has the meaning given such term in the definition of “Change in Control.”

(f)          “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are authorized or obligated by federal law or executive order to be closed.

(g)          “Cause” means, in the case of a particular Award, unless the applicable Award Agreement states otherwise, (i) the Company or an Affiliate having “cause” to terminate a Participant’s employment or service, as defined in any employment or consulting agreement or similar document or policy between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or consulting agreement, document or policy (or the absence of any definition of “Cause” contained therein), (A) a continuing material breach or material default (including, without limitation, any material dereliction of duty) by Participant of any agreement between the Participant and the Company, except for any such breach or default which is caused by the physical disability of the Participant (as determined by a neutral physician), or a continuing failure by the Participant to follow the direction of a duly authorized representative of the Company; (B) gross negligence, willful misfeasance or breach of fiduciary duty by the Participant; (C) the commission by the Participant of an act of fraud, embezzlement or any felony or other crime of dishonesty in connection with the Participant’s duties; or (D) conviction of the Participant of a felony or any other crime that would materially and adversely affect: (i) the business reputation of the Company or (ii) the performance of the Participant’s duties to the Company. Any determination of whether Cause exists shall be made by the Committee in its sole discretion.

(h)          “Change in Control” shall, in the case of a particular Award, unless the applicable Award Agreement states otherwise or contains a different definition of “Change in Control,” be deemed to occur upon:

(i)          An acquisition (whether directly from the Company or otherwise) of any voting securities of the Company (the “Voting Securities”) by any “Person” (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), immediately after which such Person has “Beneficial Ownership” (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) of the combined voting power of the Company’s then outstanding Voting Securities.

(ii)         The individuals who constitute the members of the Board cease, by reason of a financing, merger, combination, acquisition, takeover or other non-ordinary course transaction affecting the Company, to constitute at least fifty-one percent (51%) of the members of the Board; or

(iii)        Approval by the Board and, if required, stockholders of the Company of, or execution by the Company of any definitive agreement with respect to, or the consummation of (it being understood that the mere execution of a term sheet, memorandum of understanding or other non-binding document shall not constitute a Change of Control):

(A)         A merger, consolidation or reorganization involving the Company, where either or both of the events described in clauses (i) or (ii) above would be the result;

(B)         A liquidation or dissolution of or appointment of a receiver, rehabilitator, conservator or similar person for, or the filing by a third party of an involuntary bankruptcy against, the Company; provided, however, that to the extent necessary to comply with Section 409A of the Code, the occurrence of an event described in this subsection (B) shall not trigger the settlement or payment of any Award granted under this Plan that constitutes non-exempt “deferred compensation” for purposes of Section 409A of the Code; or

(C)         An agreement for the sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a subsidiary of the Company).

(i)          “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. References in this Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(j)           “Committee” means a committee of at least two people as the Board may appoint to administer this Plan or, if no such committee has been appointed by the Board, the Board. Unless altered by an action of the Board, the Committee shall be the Compensation Committee of the Board.

(k)          “Common Shares” means the ordinary shares, par value $0.01 per share, of the Company (and any stock or other securities into which such shares may be converted or into which they may be exchanged).

(l)           “Company” means San Meditech Holdings Ltd., a British Virgin Islands company corporation, together with its successors and assigns.

(m)          “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(n)          “Disability” means a “permanent and total” disability incurred by a Participant while in the employ of the Company or an Affiliate. For this purpose, a permanent and total disability shall mean that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

(o)          “Effective Date” means the date as of which this Plan is adopted by the Board, subject to Section 3 of this Plan.

(p)          “Eligible Director” means a person who is (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and (ii) an “outside director” within the meaning of Section 162(m) of the Code.

(q)          “Eligible Person” means any (i) individual employed by the Company or an Affiliate; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director of the Company or an Affiliate; or (iii) consultant or advisor to the Company or an Affiliate, provided that if the Securities Act applies such persons must be eligible to be offered securities registrable on Form S-8 under the Securities Act.

(r)          “Exchange Act” has the meaning given such term in the definition of “Change in Control,” and any reference in this Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(s)          “Exercise Price” has the meaning given such term in Section 7(b) of this Plan.

(t)           “Fair Market Value”, unless otherwise provided by the Committee in accordance with all applicable laws, rules regulations and standards, means, on a given date, (i) if the Stock is listed on a securities exchange, the closing sales price on the principal such exchange on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported, or (ii) if the Stock is not listed on a securities exchange, the mean between the bid and offered prices as quoted by the applicable interdealer quotation system for such date, provided that if the Stock is not quoted on an interdealer quotation system or it is determined that the fair market value is not properly reflected by such quotations, Fair Market Value will be determined by such other method as the Committee determines in good faith to be reasonable and in compliance with Code Section 409A.

(u)         “Immediate Family Members” shall have the meaning set forth in Section 15(b) of this Plan.

(v)         “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in this Plan.

(w)         “Indemnifiable Person” shall have the meaning set forth in Section 4(e) of this Plan.

(x)          “Negative Discretion” shall mean the discretion authorized by this Plan to be applied by the Committee to eliminate or reduce the size of a Performance Compensation Award consistent with Section 162(m) of the Code.

(y)          “Nonqualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(z)          “Option” means an Award granted under Section 7 of this Plan.

(aa)        “Option Period” has the meaning given such term in Section 7(c) of this Plan.

(bb)       “Outstanding Company Common Shares” has the meaning given such term in the definition of “Change in Control.”

(cc)       “Outstanding Company Voting Securities” has the meaning given such term in the definition of “Change in Control.”

(dd)       “Participant” means an Eligible Person who has been selected by the Committee to participate in this Plan and to receive an Award pursuant to Section 6 of this Plan.

(ee)       “Performance Compensation Award” shall mean any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of this Plan.

(ff)         “Performance Criteria” shall mean the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under this Plan.

(gg)       “Performance Formula” shall mean, for a Performance Period, the one or more objective formulae applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

(hh)       “Performance Goals” shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(ii)         “Performance Period” shall mean the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Compensation Award.

(jj)         “Permitted Transferee” shall have the meaning set forth in Section 15(b) of this Plan.

(kk)       “Person” has the meaning given such term in the definition of “Change in Control.”

(ll)         “Plan” means this San Meditech 2017 Incentive Plan, as amended from time to time.

(mm)     “Retirement” means the fulfillment of each of the following conditions: (i) the Participant is good standing with the Company as determined by the Committee; (ii) the voluntary termination by a Participant of such Participant’s employment or service to the Company and (B) that at the time of such voluntary termination, the sum of: (1) the Participant’s age (calculated to the nearest month, with any resulting fraction of a year being calculated as the number of months in the year divided by 12) and (2) the Participant’s years of employment or service with the Company (calculated to the nearest month, with any resulting fraction of a year being calculated as the number of months in the year divided by 12) equals at least 62 (provided that, in any case, the foregoing shall only be applicable if, at the time of Retirement, the Participant shall be at least 55 years of age and shall have been employed by or served with the Company for no less than 5 years).

(nn)       “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(oo)       Intentionally Omitted.

(pp)       Intentionally Omitted.

(qq)       Intentionally Omitted.

(rr)         “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in this Plan to any section of the Securities Act shall be deemed to include any rules, regulations or other official interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(ss)        Intentionally Omitted.

(tt)         Intentionally Omitted.

(uu)       Intentionally Omitted.

(vv)       “Subsidiary” means, with respect to any specified Person:

(i)          any corporation, association or other business entity of which more than 50% of the total voting power of shares of Outstanding Company Voting Securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii)         any partnership or limited liability company (or any comparable foreign entity) (a) the sole general partner or managing member (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (b) the only general partners or managing members (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(ww)      “Substitute Award” has the meaning given such term in Section 5(e).

(xx)         “Treasury Regulations” means any regulations, whether proposed, temporary or final, promulgated by the U.S. Department of Treasury under the Code, and any successor provisions.

3.           Effective Date; Duration. The Plan shall be effective as of the Effective Date, subject to approval by the stockholders of the Company, which approval shall be within twelve (12) months after the date this Plan is adopted by the Board. The expiration date of this Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of this Plan shall continue to apply to such Awards.

4.           Administration.

(a)          The Committee shall administer this Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under this Plan) or necessary to obtain the exception for performance-based compensation under Section 162(m) of the Code, as applicable, it is intended that each member of the Committee shall, at the time he takes any action with respect to an Award under this Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under this Plan. The acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee. Whether a quorum is present shall be determined based on the Committee’s charter as approved by the Board.

(b)          Subject to the provisions of this Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by this Plan and its charter, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Common Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Common Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Common Shares, other securities, other Awards or other property and other amounts payable with respect to an Award; (vii) interpret, administer, reconcile any inconsistency in, settle any controversy regarding, correct any defect in and/or complete any omission in this Plan and any instrument or agreement relating to, or Award granted under, this Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of this Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Plan.

(c)          The Committee may, by resolution, expressly delegate to a special committee, consisting of one or more directors who may but need not be officers of the Company, the authority, within specified parameters as to the number and types of Awards, to (i) designate officers and/or employees of the Company or any of its Affiliates to be recipients of Awards under the Plan, and (ii) to determine the number of such Awards to be received by any such Participants; provided, however, that such delegation of duties and responsibilities may not be made with respect to grants of Awards to persons (i) subject to Section 16 of the Exchange Act or (ii) who are, or who are reasonably expected to be, “covered employees” for purposes of Section 162(m) of the Code. The acts of such delegates shall be treated as acts of the Board, and such delegates shall report regularly to the Board and the Committee regarding the delegated duties and responsibilities and any Awards granted.

(d)          Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations, and other decisions under or with respect to this Plan or any Award or any documents evidencing Awards granted pursuant to this Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e)          No member of the Board, the Committee, delegate of the Committee or any employee, advisor or agent of the Company or the Board or the Committee (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to this Plan or any Award hereunder. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from (and the Company shall pay or reimburse on demand for) any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under this Plan or any Award Agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company’s Certificate of Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f)           Notwithstanding anything to the contrary contained in this Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer this Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under this Plan.

5.           Grant of Awards; Shares Subject to this Plan; Limitations.

(a)          The Committee may, from time to time, grant Options and/or Performance Compensation Awards to one or more Eligible Persons.

(b)          Subject to Section 12 of this Plan, the Committee is authorized to deliver under this Plan an aggregate of 8,924,300 Common Shares.

(c)          Common Shares underlying Awards under this Plan that are forfeited, cancelled, expire unexercised, or are settled in cash shall be available again for Awards under this Plan at the same ratio at which they were previously granted. Notwithstanding the foregoing, the following Common Shares shall not be available again for Awards under the Plan: shares tendered or held back upon the exercise of an Option or settlement of an Award to cover the Exercise Price of an Award.

(d)          Common Shares delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e)          Subject to compliance with Section 1.409A-3(f) of the Treasury Regulations, Awards may, in the sole discretion of the Committee, be granted under this Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Common Shares underlying any Substitute Awards shall be counted against the aggregate number of Common Shares available for Awards under this Plan.

(f)           Notwithstanding any provision in the Plan to the contrary (but subject to adjustment as provided in Section 12), the Committee shall not grant to any one Eligible Person in any one calendar year Awards (i) for more than 8,924,300 Common Shares in the aggregate or (ii) payable in cash in an amount exceeding $1,000,000 in the aggregate.

6.           Eligibility. Participation shall be limited to Eligible Persons who have entered into an Award Agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in this Plan.

7.           Options.

(a)          Generally. Each Option granted under this Plan shall be evidenced by an Award Agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award Agreement. All Options granted under this Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. Notwithstanding any designation of an Option, to the extent that the aggregate Fair Market Value of Common Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company or any Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonqualified Stock Options. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless this Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code, provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under this Plan.

(b)          Exercise Price. The exercise price (“Exercise Price”) per Common Share for each Option shall not be less than 100% of the Fair Market Value of such share determined as of the Date of Grant; provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate, the Exercise Price per share shall not be less than 110% of the Fair Market Value per share on the Date of Grant; and, provided further, that notwithstanding any provision herein to the contrary, the Exercise Price shall not be less than the par value per Common Share.

(c)          Vesting and Expiration. Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and as set forth in the applicable Award Agreement, and shall expire after such period, not to exceed ten (10) years from the Date of Grant, as may be determined by the Committee (the “Option Period”); provided, however, that the Option Period shall not exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate; and, provided, further, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to exercisability. Unless otherwise provided by the Committee in an Award Agreement:

(i)           an Option shall vest and become exercisable with respect to 100% of the Common Shares subject to such Option on the third (3rd) anniversary of the Date of Grant;

(ii)         the unvested portion of an Option shall expire upon termination of employment or service of the Participant granted the Option, and the vested portion of such Option shall remain exercisable for:

(A)         one year following termination of employment or service by reason of such Participant’s death or Disability (with the determination of Disability to be made by the Committee on a case by case basis), but not later than the expiration of the Option Period;

(B)         for directors, officers and employees of the Company only, for the remainder of the Option Period following termination of employment or service by reason of such Participant’s Retirement (it being understood that any Incentive Stock Option held by the Participant shall be treated as a Nonqualified Stock Option if exercise is not undertaken within 90 days of the date of Retirement);

(C)         90 calendar days following termination of employment or service for any reason other than such Participant’s death, Disability or Retirement, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the Option Period; and

(iii)        both the unvested and the vested portion of an Option shall immediately expire upon the termination of the Participant’s employment or service by the Company for Cause.

(d)          Method of Exercise and Form of Payment. No Common Shares shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award Agreement accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check (subject to collection), cash equivalent and/or vested Common Shares valued at the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of Common Shares in lieu of actual delivery of such shares to the Company); provided, however, that such Common Shares are not subject to any pledge or other security interest and; (ii) by such other method as the Committee may permit in accordance with applicable law, in its sole discretion, including without limitation: (A) in other property having a fair market value (as determined by the Committee in its discretion) on the date of exercise equal to the Exercise Price or (B) if there is a public market for the Common Shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the Common Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) by a “net exercise” method whereby the Company withholds from the delivery of the Common Shares for which the Option was exercised that number of Common Shares having a Fair Market Value equal to the aggregate Exercise Price for the Common Shares for which the Option was exercised. Any fractional Common Shares shall be settled in cash.

(e)          Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under this Plan shall notify the Company in writing immediately after the date he makes a disqualifying disposition of any Common Shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Shares before the later of (A) two years after the Date of Grant of the Incentive Stock Option or (B) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any Common Shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(f)          Compliance with Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, if applicable, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8.           Intentionally Omitted.

9.           Intentionally Omitted.

10.         Intentionally Omitted.

11.         Performance Compensation Awards.

(a)          Generally. The provisions of the Plan are intended to enable Options granted hereunder to certain Eligible Persons to qualify for an exemption under Section 162(m) of the Code. The Committee shall have the authority, at the time of grant of any Award described in Section 7 of this Plan, to designate any other Award as a Performance Compensation Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

(b)          Discretion of Committee with Respect to Performance Compensation Awards. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula. Within the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence and record the same in writing.

(c)          Performance Criteria. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company and/or one or more Affiliates, divisions or operational units, or any combination of the foregoing, as determined by the Committee, which criteria will be based on one or more of the following business criteria: (i) revenue; (ii) sales; (iii) profit (net profit, gross profit, operating profit, economic profit, profit margins or other corporate profit measures); (iv) earnings (EBIT, EBITDA, earnings per share, or other corporate earnings measures); (v) net income (before or after taxes, operating income or other income measures); (vi) cash (cash flow, cash generation or other cash measures); (vii) stock price or performance; (viii) total stockholder return (stock price appreciation plus reinvested dividends divided by beginning share price); (ix) economic value added; (x) return measures (including, but not limited to, return on assets, capital, equity, investments or sales, and cash flow return on assets, capital, equity, or sales); (xi) market share; (xii) improvements in capital structure; (xiii) expenses (expense management, expense ratio, expense efficiency ratios or other expense measures); (xiv) business expansion or consolidation (acquisitions and divestitures); (xv) internal rate of return or increase in net present value; (xvi) working capital targets relating to inventory and/or accounts receivable; (xvii) inventory management; (xviii) service or product delivery or quality; (xix) customer satisfaction; (xx) employee retention; (xxi) safety standards; (xxii) productivity measures; (xxiii) cost reduction measures; and/or (xxiv) strategic plan development and implementation. Any one or more of the Performance Criteria adopted by the Committee may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any business unit(s) of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. To the extent required under Section 162(m) of the Code, the Committee shall, within the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period and thereafter promptly communicate such Performance Criteria to the Participant.

(d)          Modification of Performance Goal(s). In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Criteria without obtaining stockholder approval of such alterations, the Committee shall have sole discretion to make such alterations without obtaining stockholder approval. The Committee is authorized at any time during the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), or at any time thereafter to the extent the exercise of such authority at such time would not cause the Performance Compensation Awards granted to any Participant for such Performance Period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, in its sole discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; and (ix) a change in the Company’s fiscal year.

(e)          Payment of Performance Compensation Awards.

(i)          Condition to Receipt of Payment. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period.

(ii)         Limitation. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant’s Performance Compensation Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals.

(iii)        Certification. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing that amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant’s Performance Compensation Award actually payable for the Performance Period and, in so doing, may apply Negative Discretion.

(iv)        Use of Negative Discretion. In determining the actual amount of an individual Participant’s Performance Compensation Award for a Performance Period, the Committee may reduce or eliminate the amount of the Performance Compensation Award earned under the Performance Formula in the Performance Period through the use of Negative Discretion if, in its sole judgment, such reduction or elimination is appropriate. The Committee shall not have the discretion, except as is otherwise provided in this Plan, to (A) grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained; or (B) increase a Performance Compensation Award above the applicable limitations set forth in Section 5 of this Plan.

(f)          Timing of Award Payments. Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 11, but in no event later than two-and-one-half months following the end of the fiscal year during which the Performance Period is completed in order to comply with the short-term deferral rules under Section 1.409A-1(b)(4) of the Treasury Regulations. Notwithstanding the foregoing, payment of a Performance Compensation Award may be delayed, as permitted by Section 1.409A-2(b)(7)(i) of the Treasury Regulations, to the extent that the Company reasonably anticipates that if such payment were made as scheduled, the Company’s tax deduction with respect to such payment would not be permitted due to the application of Section 162(m) of the Code.

12.         Changes in Capital Structure and Similar Events. In the event of (a) any dividend or other distribution (whether in the form of cash, Common Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Common Shares or other securities of the Company, issuance of warrants or other rights to acquire Common Shares or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the Common Shares, or (b) unusual or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate in order to prevent dilution or enlargement of rights, then the Committee shall make any such adjustments that are equitable, including without limitation any or all of the following:

(i)          adjusting any or all of (A) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under this Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of this Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price with respect to any Award or (3) any applicable performance measures (including, without limitation, Performance Criteria and Performance Goals);

(ii)         providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event; and

(iii)        subject to the requirements of Section 409A of the Code, canceling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, Common Shares, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per Common Share received or to be received by other stockholders of the Company in such event), including without limitation, in the case of an outstanding Option, a cash payment in an amount equal to the excess, if any, of the fair market value (as of a date specified by the Committee) of the Common Shares subject to such Option over the aggregate Exercise Price of such Option, respectively (it being understood that, in such event, any Option having a per share Exercise Price equal to, or in excess of, the fair market value of a Common Share subject thereto may be canceled and terminated without any payment or consideration therefor); provided, however, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) or ASC Topic 718, or any successor thereto), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment in Incentive Stock Options under this Section 12 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 12 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

13.         Effect of Change in Control. Except to the extent otherwise provided in an Award Agreement, in the event of a Change in Control, notwithstanding any provision of this Plan to the contrary, with respect to all or any portion of a particular outstanding Award or Awards:

(a)          all of the then outstanding Options shall immediately vest and become immediately exercisable as of a time prior to the Change in Control;

(b)          the Restricted Period shall expire as of a time prior to the Change in Control (including without limitation a waiver of any applicable Performance Goals);

(c)          Performance Periods in effect on the date the Change in Control occurs shall end on such date, and the Committee shall (i) determine the extent to which Performance Goals with respect to each such Performance Period have been met based upon such audited or unaudited financial information or other information then available as it deems relevant and (ii) cause the Participant to receive partial or full payment of Awards for each such Performance Period based upon the Committee’s determination of the degree of attainment of the Performance Goals, or assuming that the applicable “target” levels of performance have been attained or on such other basis determined by the Committee.

To the extent practicable, any actions taken by the Committee under the immediately preceding clauses (a) through (c) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control transactions with respect to the Common Shares subject to their Awards.

14.         Amendments and Termination.

(a)          Amendment and Termination of this Plan. The Board may amend, alter, suspend, discontinue, or terminate this Plan or any portion thereof at any time; provided, that (i) no amendment to the definition of Eligible Person in Section 2(q), Section 5(b), Section 11(c) or Section 14(b) (to the extent required by the proviso in such Section 14(b)) shall be made without stockholder approval and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to this Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Common Shares may be listed or quoted or to prevent the Company from being denied a tax deduction under Section 162(m) of the Code); and, provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the prior written consent of the affected Participant, holder or beneficiary.

(c)          Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively; provided, however that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; and, provided, further, that without stockholder approval, except as otherwise permitted under Section 12 of this Plan, (i) no amendment or modification may reduce the Exercise Price of any Option, (ii) the Committee may not cancel any outstanding Option and replace it with a new Option, another Award or cash or take any action that would have the effect of treating such Award as a new Award for tax or accounting purposes and (iii) the Committee may not take any other action that is considered a “repricing” for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Common Shares are listed or quoted.

15.         General.

(a)         Award Agreements. Each Award under this Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including without limitation, the effect on such Award of the death, Disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee. The Company’s failure to specify any term of any Award in any particular Award Agreement shall not invalidate such term, provided such terms was duly adopted by the Board or the Committee.

(b)          Nontransferability; Trading Restrictions.

(i)          Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii)         Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, with or without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of this Plan, to: (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; or (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion, or (II) as provided in the applicable Award Agreement (each transferee described in clauses (A), (B) (C) and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of this Plan.

(iii)        The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in this Plan, or in any applicable Award Agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the Common Shares to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under this Plan or otherwise; and (D) the consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of this Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in this Plan and the applicable Award Agreement.

(iv)        The Committee shall have the right, either on an Award-by-Award basis or as a matter of policy for all Awards or one or more classes of Awards, to condition the delivery of vested Common Shares received in connection with such Award on the Participant’s agreement to such restrictions as the Committee may determine.

(v)         Tax Withholding. A Participant shall be required to pay to the Company or any Affiliate, or the Company or any Affiliate shall have the right and is hereby authorized to withhold, from any cash, Common Shares, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Common Shares, other securities or other property) of any required withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under this Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding and taxes.

(c)          No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under this Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither this Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under this Plan, unless otherwise expressly provided in this Plan or any Award Agreement. By accepting an Award under this Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under this Plan or any Award Agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(d)          International Participants. With respect to Participants who reside or work outside of the United States of America and who are not (and who are not expected to be) “covered employees” within the meaning of Section 162(m) of the Code, the Committee may in its sole discretion amend the terms of this Plan or outstanding Awards (or establish a sub-plan) with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(e)          Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under this Plan upon his or her death. A Participant may, from time to time, revoke or change his or her beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation filed with the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate. Upon the occurrence of a Participant’s divorce (as evidenced by a final order or decree of divorce), any spousal designation previously given by such Participant shall automatically terminate.

(f)          Termination of Employment/Service. Unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice-versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if a Participant’s employment with the Company and its Affiliates terminates, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity (or vice-versa), such change in status shall not be considered a termination of employment with the Company or an Affiliate.

(g)          No Rights as a Stockholder. Except as otherwise specifically provided in this Plan or any Award Agreement, no person shall be entitled to the privileges of ownership in respect of Common Shares that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(h)          Government and Other Regulations.

(i)          The obligation of the Company to settle Awards in Common Shares or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Common Shares pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Common Shares to be offered or sold under this Plan. The Committee shall have the authority to provide that all certificates for Common Shares or other securities of the Company or any Affiliate delivered under this Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under this Plan, the applicable Award Agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system upon which such shares or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in this Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under this Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii)         The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Common Shares from the public markets, the Company’s issuance of Common Shares to the Participant, the Participant’s acquisition of Common Shares from the Company and/or the Participant’s sale of Common Shares to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, unless doing so would violate Section 409A of the Code, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate fair market value of the Common Shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price (in the case of an Option) or any amount payable as a condition of delivery of Common Shares (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof. The Committee shall have the discretion to consider and take action to mitigate the tax consequence to the Participant in cancelling an Award in accordance with this clause.

(i)           Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under this Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(j)           Nonexclusivity of this Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or other equity-based awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(k)          No Trust or Fund Created. Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of this Plan or any Award shall require the Company, for the purpose of satisfying any obligations under this Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under this Plan other than as general unsecured creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

(l)           Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with this Plan by any agent of the Company or the Committee or the Board, other than himself.

(m)         Relationship to Other Benefits. No payment under this Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(n)          Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of                         , without giving effect to the conflict of laws provisions.

(o)          Severability. If any provision of this Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify this Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws in the manner that most closely reflects the original intent of the Award or the Plan, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of this Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of this Plan and any such Award shall remain in full force and effect.

(p)          Obligations Binding on Successors. The obligations of the Company under this Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(q)          Code Section 162(m) Approval. If so determined by the Committee, the provisions of this Plan regarding Performance Compensation Awards shall be disclosed and reapproved by stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which stockholders previously approved such provisions, in each case in order for certain Awards granted after such time to be exempt from the deduction limitations of Section 162(m) of the Code. Nothing in this clause, however, shall affect the validity of Awards granted after such time if such stockholder approval has not been obtained.

(r)          Expenses; Gender; Titles and Headings. The expenses of administering this Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in this Plan are for convenience of reference only, and in the event of any conflict, the text of this Plan, rather than such titles or headings shall control.

(s)          Other Agreements. Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of Common Shares under an Award, that the Participant execute lock-up, stockholder or other agreements, as it may determine in its sole and absolute discretion.

(t)          Section 409A. The Plan and all Awards granted hereunder are intended to comply with, or otherwise be exempt from, the requirements of Section 409A of the Code. The Plan and all Awards granted under this Plan shall be administered, interpreted, and construed in a manner consistent with Section 409A of the Code to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. Notwithstanding anything in this Plan to the contrary, in no event shall the Committee exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Section 409A of the Code unless, and solely to the extent that, such accelerated payment or settlement is permissible under Section 1.409A-3(j)(4) of the Treasury Regulations. If a Participant is a “specified employee” (within the meaning of Section 1.409A-1(i) of the Treasury Regulations) at any time during the twelve (12)-month period ending on the date of his termination of employment, and any Award hereunder subject to the requirements of Section 409A of the Code is to be satisfied on account of the Participant’s termination of employment, satisfaction of such Award shall be suspended until the date that is six (6) months after the date of such termination of employment.

(u)          Payments. Participants shall be required to pay, to the extent required by applicable law, any amounts required to receive Common Shares under any Award made under this Plan.

Annex E

July 19, 2017

Board of Directors

Ossen Innovation Co. Ltd.

518 Shangcheng Road, Floor 17

Shanghai, 200120

People’s Republic of China

Members of the Board:

We understand that Ossen Innovation Co., Ltd. (“Ossen” or the “Company”) and America-Asia Diabetes Research Foundation (“AADRF”), an entity whose principal asset is its 90.27% ownership of the common stock of Sam Meditech (“San Meditech”), have entered into a Share Exchange Agreement dated July 19, 2017 (the “Share Exchange Agreement”) and a Share Purchase Agreement dated July 19, 2017 (the “Share Purchase Agreement”), pursuant to which, among other things, the existing business of Ossen will be sold to an entity owned by an existing shareholder of Ossen in exchange for common shares of Ossen (the “Transaction”) and AADRF will be acquired by Ossen (the “San Meditech Acquisition” and, together with the Transaction, the “Agreements”).  Pursuant to the Transaction and San Meditech Acquisition, the Company will continue as the surviving corporation. The terms and conditions of the Transaction and San Meditech Acquisition are more fully set forth in the Share Exchange Agreement and the Share Purchase Agreement.

You have asked for our opinion as to whether the Agreements are fair, from a financial point of view, to the independent holders of the common stock of the Company.

For purposes of the opinion set forth herein, we have reviewed the Share Exchange Agreement and the Share Purchase Agreement, certain related documents and certain publicly available financial statements and other business and financial information of the Company.  We have reviewed also certain forward looking information relating to the Company, including financial projections and operating data, prepared by the management of the Company (the “Company Projections”).  Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company.  We reviewed also the historical market prices and trading activity for the common stock of the Company. We have reviewed also certain related documents and certain financial statements and other business and financial information of San Meditech, including the audited financial statements for the years ended December 31, 2015 and 2016 and the unaudited financial statements for the three-month period ended March 31, 2017 and the valuation analysis prepared by Beijing Dongshen Asset Valuation Co., Ltd. dated May 16, 2017.  We have reviewed also certain forward looking information relating to San Meditech, including financial projections and operating data, prepared by the management of the San Meditech (the “San Meditech Projections”).  Additionally, we discussed the past and current operations and financial condition and the prospects of San Meditech with senior executives of San Meditech.  In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company and San Meditech.  With respect to the Company Projections we have been advised by the management of the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. With respect to the San Meditech Projections we have been advised by the management of San Meditech, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of San Meditech of the future financial performance of San Meditech and other matters covered thereby. We have assumed that the Agreements will be consummated in accordance with the terms set forth in the Share Exchange Agreement and the Share Purchase Agreement, without any modification, waiver or delay.  In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Agreements, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or San Meditech or the contemplated benefits expected to be derived in the Agreements. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or San Meditech, nor have we been furnished with any such evaluation or appraisal.  In addition, we have relied, without independent verification, upon the assessment of the managements of the Company and San Meditech as to the existing and future technology and products of the Company and San Meditech, respectively, and the risks associated with such technology and products.

E-1

Ossen Innovation Co. Ltd.

July 19, 2017

We have been engaged by the Board of Directors of the Company in connection with this transaction and will receive a fee for our services payable upon rendering of this opinion.  In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement.  Prior to this engagement, no material relationship existed between Highline Research Advisors LLC (“HRA”) and its affiliates and the Company or San Meditech pursuant to which compensation was received by HRA or its affiliates; however HRA and/or its affiliates may in the future provide investment banking and other financial services to the Company or San Meditech and their respective affiliates for which we or they would expect to receive compensation.

HRA provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise.

This opinion has been approved by our opinion committee in accordance with our customary practice.  This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent.  This opinion does not constitute a recommendation as to how any holder of shares of the common stock of the Company should vote with respect to the Agreements or any other matter and does not in any manner address the prices at which the common stock of the Company will trade at any time.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.  Our opinion does not address the underlying business decision of the Company to enter into the Agreements, or the relative merits of the Agreements as compared to any strategic alternatives that may be available to the Company.  Our opinion is limited to the fairness, from a financial point of view, of the Agreements to the independent holders of the common stock of the Company. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons. We also express no opinion regarding the consideration to be received by any other participant in the transactions contemplated by the Agreements.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Agreements are fair, from a financial point of view, to the independent holders of the common stock of the Company.

Yours faithfully,

/s/ Highline Research Advisors LLC

Highline Research Advisors LLC

E-2

Annex F

176. (1) Subject to the memorandum or articles of a company,

(a) members of the company holding ninety per cent of the votes of the outstanding shares entitled to vote; and

(b) members of the company holding ninety per cent of the votes of the outstanding shares of each class of shares entitled to vote as a class, may give a written instruction to the company directing it to redeem the shares held by the remaining members.

(2) Upon receipt of the written instruction referred to in subsection (1), the company shall redeem the shares specified in the written instruction irrespective of whether or not the shares are by their terms redeemable.

(3) The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected.

179. (1) A member of a company is entitled to payment of the fair value of his shares upon dissenting from

(a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(b) a consolidation, if the company is a constituent company;

(c) any sale, transfer, lease, exchange or other disposition of more than fifty per cent in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including

(i) a disposition pursuant to an order of the Court having jurisdiction in the matter,

(ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition, or

(iii) a transfer pursuant to the power described in section 28(2);

(d) a redemption of his shares by the company pursuant to section 176;

and

(e) an arrangement, if permitted by the Court.

(2) A member who desires to exercise his entitlement under subsection (1) shall give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with this Act or where the proposed action is authorised by written consent of members without a meeting.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the action is taken.

(4) Within twenty days immediately following the date on which the vote of members authorising the action is taken, or the date on which written consent of members without a meeting is obtained, the company shall give written notice of the authorisation or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed action.

F-1

(5) A member to whom the company was required to give notice who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the company a written notice of his decision to elect to dissent, stating

(a) his name and address;

(b) the number and classes of shares in respect of which he dissents;

and

(c) a demand for payment of the fair value of his shares;

and a member who elects to dissent from a merger under section 172 shall give to the company a written notice of his decision to elect to dissent within twenty days immediately following the date on which the copy of the plan of merger or an outline thereof is given to him in accordance with section 172.

(6) A member who dissents shall do so in respect of all shares that he holds in the company.

(7) Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his shares.

(8) Within seven days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within seven days immediately following the date on which the proposed action is put into effect, whichever is later, the company or, in the case of a merger or consolidation, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his shares.

(9) If the company and a dissenting member fail, within the period of thirty days referred to in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period of thirty days expires, the following shall apply:

(a) the company and the dissenting member shall each designate an appraiser;

(b) the two designated appraisers together shall designate an appraiser;

(c) the three appraisers shall fix the fair value of the shares owned by the dissenting member as of the close of business on the day prior to the date on which the vote of members authorising the action was taken or the date on which written consent of members without a meeting was obtained, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes; and

(d) the company shall pay to the member the amount in money upon the surrender by him of the certificates representing his shares.

(10) Shares acquired by the company pursuant to subsection (8) or (9) shall be cancelled but if the shares are shares of a surviving company, they shall be available for reissue.

(11) The enforcement by a member of his entitlement under this section excludes the enforcement by the member of a right to which he might otherwise be entitled by virtue of his holding shares, except that this section does not exclude the right of the member to institute proceedings to obtain relief on the ground that the action is illegal.

(12) Only subsections (1) and (8) to (11) shall apply in the case of a redemption of shares by a company pursuant to the provisions of section 176 and in such case the written offer to be made to the dissenting member pursuant to subsection (8) shall be made within seven days immediately following the direction given to a company pursuant to section 176 to redeem its shares.

F-2

Annex G

First Amendment to Share Exchange Agreement

This First Amendment to Share Exchange Agreement (this “Amendment”), dated as of August 1, 2017, is entered into by and among (i) Ossen Innovation Co. Ltd., a British Virgin Islands business company with limited liability (the “Purchaser”), (ii) Wei Hua, an individual residing in the People’s Republic of China, in his capacity under the Agreement (as defined below) as the OSN Representative (the “OSN Representative”), (iii) Howard Gang Hao, an individual residing in California, in his capacity under the Agreement as the Seller Representative (the “Seller Representative”), and (iv) America-Asia Diabetes Research Foundation, a California corporation (the “Company”).

Whereas, the Purchaser, the OSN Representative, Fascinating Acme Development Limited, a British Virgin Islands business company with limited liability, the Company, the Seller Representative, and the shareholders of the Company named in the Agreement, are parties to that certain Share Exchange Agreement, dated as of July 19, 2017 (the “Agreement”);

Whereas, the Purchaser, the Company, the OSN Representative, and the Seller Representative desire to amend the Agreement on the terms and conditions set forth herein; and

Whereas, Section 10.9 of the Agreement provides that the Agreement may be amended by authorized action of the Purchaser, the Company, the OSN Representative, and the Seller Representative.

Now, Therefore, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.      Amendments.

a.	Subsection (a) of Section 7.11 of the Agreement is hereby amended and replaced in its entirety to read as follows:

“As promptly as practicable after the date hereof, the Purchaser shall prepare a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”), calling a special meeting of the Purchaser’s shareholders (the “Shareholder Meeting”) seeking the approval of the Purchaser’s shareholders for (i) the transactions contemplated by this Agreement, in accordance with and as required by the Purchaser’s Organizational Documents, applicable Law and any applicable rules and regulations of the SEC and Nasdaq and (ii) the Spin-Off Transaction, and file the Proxy Statement with the SEC on a report on Form 6-K. In the Proxy Statement, the Purchaser shall seek (i) adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein by the holders of Purchaser Shares in accordance with the Purchaser’s Organizational Documents, the California Code, and applicable rules and regulations of the SEC and Nasdaq, (ii) adoption and approval of the Spin-Off Transaction in accordance with the Purchaser’s Organizational Documents, the California Code, and applicable rules and regulations of the SEC and Nasdaq, (iii) adoption and approval of an Amended and Restated Memorandum and Articles of Association of the Purchaser in form and substance reasonably acceptable to the Purchaser and the Company (the “Amended Charter”) (which Amended Charter, if appropriate as determined by the Purchaser, will be adopted by the Purchaser at the time of the Closing to, among other things, (x) increase the number of authorized Purchaser Shares from 100,000,000 to 150,000,000, (y) re-designate the Purchaser Shares as Class A Purchaser Shares and Class B Purchaser Shares and (z) change the name of the Purchaser effective as of the Closing to “San Meditech Holdings Ltd.”), (iv) to adopt a stock incentive plan upon terms proposed by the Purchaser and acceptable to the Sellers, and (v) to obtain any and all other approvals necessary or advisable to effect the consummation of the transactions contemplated by this Agreement and the Ancillary Documents and by the Spin-Off Agreements. In connection with the Proxy Statement, the Purchaser will also file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable proxy solicitation rules set forth in the Purchaser’s Organizational Documents, the California Code and applicable rules and regulations of the SEC and Nasdaq (such Proxy Statement and the documents included or referred to therein, together with any supplements, amendments and/or exhibits thereto, the “Proxy Documents”).”

b.	Subsection (a) of Section 9.1 of the Agreement is hereby amended and replaced in its entirety to read as follows:

“Required Purchaser Shareholder Approval. The matters described in clauses (i) through (iv) of Section 7.11(a) that are submitted to the vote of the shareholders of the Purchaser at the Shareholder Meeting in accordance with the Proxy Statement shall have been approved by the holders of a majority of the issued and outstanding Purchaser Shares held by disinterested shareholders on the record date for the Shareholder Meeting and by any other requisite vote of the shareholders of the Purchaser at the Shareholder Meeting, in accordance with the Proxy Statement (the “Required Shareholder Vote”).”

c.	A new subsection (l) is hereby added to Section 9.1 of the Agreement as follows:

“Appraisal Rights. Liang Tang, or any of his affiliates, shall have agreed to reimburse the Purchaser for any funds, if any, that the Purchaser shall have paid to dissenting shareholders of the Purchaser pursuant to Section 179 of the BVI Business Companies Act, 2004, and all expenses related thereto, pursuant to an agreement to be entered into between Liang Tang and the Purchaser, upon terms acceptable to the Purchaser and the Sellers.”

2.      Effect of Amendment. The provisions of the Agreement are amended and modified by the provisions of this Amendment. If any provision of the Agreement is materially different from or inconsistent with any provision of this Amendment, the provision of this Amendment shall control, and the provision of the Agreement shall, to the extent of such difference or inconsistency, be disregarded. Except as expressly provided in this Amendment, all of the terms and provisions in the Agreement and the Ancillary Documents are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement or any Ancillary Document, or any other right, remedy, power or privilege of any party thereto, except as expressly set forth herein. For the avoidance of doubt, and notwithstanding anything in this Amendment, to the extent any of the provisions of this Amendment, or any of the matters contemplated hereby, conflict with, or require (or are subject to) disclosure by the Company, the Purchaser or the Sellers pursuant to the Agreement, or if any such non-disclosure or any other term of this Amendment would constitute an inaccuracy or breach of any of the representations, warranties or covenants of the Company, the Purchaser or the Sellers in the Agreement, such conflict, requirement or breach is hereby waived.

3.      Single Agreement. This Amendment and the Agreement, as amended and modified by the provisions of this Amendment, shall constitute and shall be construed as a single agreement. The provisions of the Agreement, as amended and modified by the provisions of this Amendment, are incorporated herein by this reference and are ratified and affirmed. The term “Agreement” as used in the Agreement shall be deemed to refer to the Agreement as amended hereby.

4.      Entire Agreement. The Agreement, as amended and modified by this Amendment, and the documents or instruments referenced herein, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

5.      Miscellaneous. Sections 12.1 through 12.10, 12.12 and 12.13 of the Agreement are hereby incorporated herein by reference and apply to this Amendment as if all references to the “Agreement” contained therein were instead references to this Amendment.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

The Purchaser:

OSSEN INNOVATION CO. LTD.

By:	/s/ Wei Hua
Name: Wei Hua
Title: CEO

The OSN Representative:

/s/ Wei Hua
Wei Hua, solely in his capacity as the OSN Representative

The Company:

AMERICA-ASIA DIABETES RESEARCH FOUNDATION

By:	/s/ Howard Gang Hao
Name: Howard Gang Hao
Title: Executive Director

The Seller Representative:

/s/ Howard Gang Hao
Howard Gang Hao, solely in his capacity as the Seller Representative

PROXY CARD

FOR THE SPECIAL MEETING OF SHAREHOLDERS OF

OSSEN INNOVATION CO., LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints [●] and [●] (together, the “Proxies”), and each of them independently, with full power of substitution as proxies to vote the ordinary shares that the undersigned is entitled to vote (the “Shares”) at the special meeting of shareholders of Ossen Innovation Co., Ltd. (the “Company”) to be held on September 5, 2017 at 10:00 a.m., Eastern time at the offices of Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, 11th Floor, New York, New York 10105, and at any adjournments and/or postponements thereof. Such Shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in the Proxies’ discretion on such other matters as may properly come before the special meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the accompanying proxy statement and revokes all prior proxies for said meeting.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3 AND 4. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

(Continued and to be marked, dated and signed on reverse side)

PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

OSSEN CORPORATION—THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, 3 and 4.	Please mark x votes as indicated in this example

(1) The Acquisition Proposal — To approve a share exchange agreement and related transactions providing for the acquisition by us of 100% of the outstanding capital stock of America-Asia Diabetes Research Foundation, a California corporation, in exchange for 81,243,000 of our ordinary shares	FOR ☐	AGAINST ☐	ABSTAIN ☐

☐ Shareholder Certification I hereby certify that I am not acting in concert, or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), with any other shareholder with respect to the ordinary shares of the Company owned by me in connection with the Acquisition.

(2) The Spin-Off Proposal—To approve a share purchase agreement and related transactions providing for the sale of our existing business and operations to Elegant Kindness Limited, an affiliate of our Chairman, Dr. Liang Tang, in exchange for the cancellation of all of Dr. Tang’s ownership interests in the Company.

FOR ☐	AGAINST ☐	ABSTAIN ☐

(3) The Charter Amendment Proposal—To approve and adopt an amendment and restatement of the Company’s memorandum and articles of association, to: (i) change the name of the Company to “San Meditech Holdings Ltd.,” (ii) increase the maximum number of shares authorized to be issued by the Company from 100,000,000 to 150,000,000 shares, (iii) automatically exchange the outstanding ordinary shares for a newly designated Class A ordinary shares, each of which will be entitled to one vote per share and (iv) designate a new series of Class B ordinary shares to be issued to certain shareholders, each Class B share to be entitled to ten votes per share.

FOR ☐	AGAINST ☐	ABSTAIN ☐

(4) The Incentive Plan Proposal—To approve the adoption of the San Meditech 2017 Equity Incentive Plan.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Date: , 2017

Signature

Signature (if held jointly)

When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

The shares represented by the proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder(s). If no direction is made, this proxy will be voted FOR each of proposals 1, 2, 3 and 4. If any other matters properly come before the meeting, the Proxies will vote on such matters in their discretion.

< PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.<